

05063607

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer


RECEIVED
PROCESSING
2005
190
SECTION

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

PROCESSED
AUG 16 2005
THOMSON FINANCIAL

Annual Report 2003-2004

Commission File Number – 1-15182

DR. REDDY'S LABORATORIES LIMITED

(Name of Registrant)


AUG 12 2005

7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☑

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):

Not applicable.

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY'S LABORATORIES LIMITED
(Registrant)

By: 

Name: V. Viswanath
Title: Company Secretary

Date: August 11, 2005





DR.REDDY'S



Dr. Reddy's Laboratories Limited Annual Report 2003 - 2004





Contents

Chairman's letter



Dear Shareholder,

On 1 January 2005, India will become a full-fledged adherent of the internationally accepted patent regime. This will usher far reaching changes in the Indian pharmaceutical industry. The days of reverse engineering internationally patented drugs will come to an end. Instead business strategies and processes will have to be profoundly reengineered. Any Indian pharmaceutical company that aspires to have a genuine global footprint will necessarily have to focus on driving true innovation with greater emphasis on creating intellectual property, global presence in key markets and most importantly, build a strong and sustainable R&D pipeline.

These are areas where your Company has enjoyed significant comparative advantages. Even in the late 1980s, when reverse engineering was the order of the day, we took a conscious decision to focus on product development and initiated our first steps in drug discovery. Dr. Reddy's Laboratories was one of the first Indian pharmaceutical companies to invest in research and drug discovery – and did so at a time when it had far less funds at its disposal.

Even a decade and a half ago, we believed that the hallmark of an internationally respected pharmaceutical company is the strength of its product development capabilities and drug discovery pipeline. Therefore, over time, we consciously built our R&D capabilities. Today, your Company has three world-class research facilities at Hyderabad and Bangalore in India and in Atlanta in the United States.

This emphasis on R&D is paying off. Today, your Company has eight promising molecules in pre-clinical or clinical stage – covering metabolic disorders, cancer, cardiovascular and bacterial infections. The year 2003-04 saw your Company commencing its first clinical trial program in Canada on DRF 10945 for the treatment of dyslipidemia. We now have 4 molecules in clinical development – 3 being pursued by your Company internally and the fourth licensed out to Novo Nordisk. This is in line with the stated strategy of investing in our own discovered molecules up to Phase II and then pursue licensing opportunities. This helps in building drug development capabilities in-house and at the same time enhancing the value of our NCE assets.

Your Company will continue to strengthen its commitment and focus on drug discovery toward achieving its vision of becoming a discovery led global pharmaceutical Company. Over the last decade, your Company has created strong R&D capabilities in some of the most promising therapeutic areas. Your Company will combine these strengths with its low cost innovation base to discover new products that address unmet medical needs.

In 2003-04, your Company's total R&D expenditure was Rs. 1,992 million or 10 per cent of total revenue, which is probably the highest ratio on R&D expenditure among all pharmaceutical companies in India.

Supporting these R&D investments is the strong underlying growth potential in the core businesses of active pharmaceutical ingredients (API) and finished dosages. Your Company is focused on maximizing the growth opportunities in its API and branded formulations businesses. In the Generics business, your Company is investing in creating an exciting pipeline of opportunities for the key markets of the US and Europe. Driving this is your Company's global leadership in organic synthetic chemistry and strong intellectual property management, which we have integrated effectively in creating a powerful product development engine.

By March 31, 2004 your Company had 56 Drug Master Files (DMFs) on file with the USFDA and 35 ANDAs pending with the USFDA. Of these 35 ANDAs, 24 are patent challenges and some of them are now maturing and could well turn out to be significant opportunities over the next few years. Of course this is subject to favourable court decisions. Your Company does recognize the fact that it cannot be successful in all patent challenges but the strategy is to be in the first wave of launches with the 180-days exclusivity serving as potential upsides.

While the medium term outlook is favourable for Generics industry, some of the large generic players have already started their transition from being a strong Generics player to developing a sustainable Specialty pharmaceuticals business.

In simple terms, Specialty pharmaceuticals means applying incremental innovation to create novel products which address existing unmet or poorly met medical needs. The reward for such innovation is limited regulatory exclusivity and this helps in adding sustainability and predictability to the earnings. Your Company has also started making this transition and this will take your Company a step closer to realizing its vision of becoming a discovery led global pharmaceutical Company.

Your Company tried to establish its presence in the Specialty segment using amlodipine maleate as an entry strategy and was focused on building a presence in the primary care segment of cardiovascular. We had also identified several follow-on products based on this strategy. After losing the appeals court case, it was a challenging task to build a presence in the primary care segment without a unique product. Despite the setback in this project, we remain committed to our strategy of building an innovation led global Specialty business. We will now do this by focusing on niche and attractive Specialty segments with low entry barriers as against primary care segments. Your company evaluated dermatology segment, which has low entry thresholds and an attractive risk-reward profile. In May 2004, your Company acquired Trigenesis Therapeutics Inc., a US based private dermatology Company. This acquisition provides your Company access to certain products and proprietary technology platforms. We will leverage our product development capabilities to develop these assets and exploit the technology platforms to expand the pipeline organically. At the same time, we will pursue possible acquisitions of in-market products to develop a franchise of differentiated prescription dermatological drugs.

Your Company's investments in product development, drug discovery and new business initiative of Specialty pharmaceuticals depressed the profits for the year 2003-04. Although revenue increased by 11 per cent to Rs. 20,081 million, net income after accounting for minority interest – which is akin to PAT – fell by 27 per cent to Rs. 2,474 million.

The results of 2003-04 reflect your Company's commitment to investing significant resources in achieving its long-term vision of becoming a discovery led global pharmaceutical Company. The lower profits of 2003-04 do not, in any way, alter your Company's four-fold strategy of:

- Maximizing the growth in the API and branded formulation business,
- Continuing to build the generics pipeline to accelerate growth in the United States and establish a strong presence in Europe,
- Building a sustainable global Specialty business based on innovation and
- Focusing even more on new drug discovery, and guiding the more promising molecules right up to Phase II clinical trials.

We have all the elements of these four strategies in place. And, in the future, you will see Dr. Reddy's executing them with even greater precision.

Let me take this opportunity of thanking all our scientists, employees, customers, dealers and suppliers for their role in your Company's endeavours. Let me also thank you for your unwavering support in our mission to be a profitable discovery led global pharmaceutical Company.

Dr. K. Anji Reddy
Chairman


STATUS BOARD
SSR-19

Learning, stretching, evolving

Today India is being seen as a new global destination for drug research. And an increasing number of global pharma companies are now realizing how India can help to add value to their research efforts.

This gives us a sense of *déjà vu,* for it is something that we, at Dr. Reddy's, had foretold over a decade.

It was back then, in 1993, that we took a long, hard look at the pharmaceutical industry. And we realized that there was a major "India Advantage" to be derived through: 1/ Our low cost of innovation 2/ Our high quality of intellectual capital 3/ Our ability to quickly mobilize a large intellectual talent pool, and 4/ Our ability to move rapidly up the learning curve.

And back then, when our entire turnover was merely Rs. 1 billion, we talked of investing Rs. 1 billion a year on research. Many industry experts scoffed at us for being overly optimistic, and unrealistic. However, we believed that there is no greatness in dreaming small dreams. If you dream, dream big...and then do whatever it takes to make those dreams come true.

We have therefore spent the past ten years carefully structuring our company around our Low Cost, High Intellect advantage. We have created infrastructure and capabilities that are arguably beyond those of any other company of comparable size in the world today. And, as a result of all this, if India is today recognized as a great global destination for drug research, *we are, we believe, ideally positioned to take advantage of this opportunity.*

However, when we first charted out our strategy of moving up the value curve from APIs to discovery, we understood one thing, very clearly: that a journey as ambitious as ours would never be smooth, uneventful or comfortable; we knew there would be obstacles and setbacks at every stage along the way.

But the way we see it, such obstacles are opportunities to learn, and stretch, and grow. They are opportunities to test our ingenuity and tenacity. And with every problem that we face, and wrestle, we know that we will come out that much stronger, more capable, more evolved as a company.

Indeed, if it wasn't for such problems we would remain pygmies.

We look to the year ahead with a renewed sense of purpose.

Where do we go from here?

Our vision, of course, is to become a discovery-led global pharmaceutical company, by moving aggressively up the value chain. And we aim to get there by maximizing the potential of our API, branded formulations and generics businesses, through strong execution and heavy pipeline building ... and by using the specialty business as a bridge to discovery.

Our strategy is fundamentally sound, and we are committed to it.

As for the recent amlodipine maleate initiative, we must recognize it for what it was: *a deliberate and concerted effort to create strong non-linear growth, based on our key competitive advantage in the area of intellectual property*. And while we did our best on this, we must bear in mind that we are not going to be successful on all of such initiatives.

Today we believe we have a strong value proposition in the generics business, based on 1/ Our cost advantage 2/ Our understanding of IPR issues, and 3/ Our total integration.

- We have several products in various stages of development in our specialty pipeline.
- We are focused on building our specialty business through an aggressive combination of alliancing, acquisitions and organic pipeline building.
- We are concentrating on projects which address unmet medical needs in the marketplace... through product concepts that leverage our ongoing research in drug delivery technologies, and improvement of existing molecules. Our future pipeline will depend increasingly on such products.
- We have what we believe is the second largest pipeline of patent challenges in the global generics industry. We also have a large portfolio of filings in the Active Pharmaceutical Ingredients (API) business. And a total of 56 DMFs filed till date: a remarkable achievement by any standards. We see this pipeline as a key growth-driver for the future.

Some of our patent challenges are now maturing and could bring us major opportunities over the next few years (although we must note that this is subject to favorable court decisions). These patent challenges include the generic equivalents of Eli Lilly's Zyprexa®, GSK's Zofran®, Novartis' Lamisil®, Sanofi's Plavix® and Pfizer's Zoloft®. Also, the European generics industry is opening up as a result of rapid reforms in the healthcare sector, and this will give us another significant opportunity to effectively leverage our product pipeline.

Thus, given our rich product pipeline, our superior R & D capabilities, and our strong presence in the world's most lucrative markets, we are optimistic about the future.



Snapshot 2003-04

The past year was a challenging one. It was a year that gave us the opportunity to renew our commitment to the vision of becoming a discovery led pharmaceutical company. It was also year of several significant developments and achievements:

- We realigned our operating structure for greater speed and execution/delivery.
- We strengthened our leadership team, and stepped up investments in our pipeline and people, towards creating significant momentum for the future.
- We crossed the US$ 450 million revenue mark — a significant step forward in our efforts to gain critical size.
- We moved our North American headquarters to the heart of the US pharmaceutical industry in Bridgewater, Central New Jersey.
- We organized an international symposium on drug discovery — the first of its kind in India — to commemorate ten years of drug discovery research at Dr. Reddy's.
- We established a subsidiary in South Africa – Dr. Reddy's Laboratories (Proprietary) Limited, South Africa (Dr. Reddy's SA).
- We released our first "Corporate Safety, Health & Environment (SHE)" Annual Report for the year 2002-2003 — a voluntary disclosure initiative. We intend to release a comprehensive corporate sustainability report in the coming year.

Drug Discovery

We have made significant progress in advancing our pipeline into development, and are building drug development capabilities. This will help us enhance the value of our NCE assets. In addition, we seek to complement our internal R&D efforts by pursuing strategic collaborations and alliances in our key focus areas.

- We commenced Phase II clinical trials in India for 1042, an anti-cancer compound. We filed an Investigation New Drug (IND) application in the US for this drug.
- We initiated Phase I clinical trials in Canada for 10945, a promising new oral drug candidate for treatment of dyslipidemia. This is the first time that clinical trials are being conducted for one of our NCE compounds outside India. We will be filing an IND in the US shortly.
- We are conducting GLP toxicology studies for 3108, a novel target-based, first-in-class agent for the treatment of atherosclerosis.
- We initiated 4 new projects to develop a second line of agents for diabetes, obesity and dyslipidemia.
- We adopted a new risk-mitigation strategy for selecting new projects for discovery. The idea is to work on an analog or a target with established human proof of efficacy. A second component of this strategy is to work on an approach that is relatively new, with the most advanced compounds either just launched or in late stage clinical trials.
- We further strengthened our discovery research skills by integrating Zenovus, a subsidiary company with genomic and proteomic capabilities, into Dr. Reddy's.
- Our discovery research center at Hyderabad was audited and certified as compliant with OECD principles for Good Laboratory Practices for toxicology studies by the Netherlands GLP Compliance Minority Authority.

Active Pharmaceutical Ingredients (API)

In the API business, the India advantage that we have been talking about for several years has now become mainstream. This is evident from the statistics for the year 2003, when India accounted for more than one-third of all Drug Master Files (DMFs) filed globally.

- We filed 16 DMFs with the United States Food & Drug Administration (US FDA) — the maximum filings for any company in India. This took the total number of DMFs on file with the US FDA to 56.
- We aim to file 20 DMFs in the US in fiscal 2005.
- We launched Ramipril API in Europe, with outstanding success. This has encouraged us to look closely at other such opportunities.

Generics

We have pursued a 3-pronged approach to this business: 1/ Focus on building critical mass in the US and Europe 2/ Maximize opportunities in the generics segment by stepping up the pace of our regulatory filings, both in the US and Europe, and 3/ Aggressively pursue strategic partnerships and alliances to unlock the full value of our pipeline.

- We filed 13 Abbreviated New Drug Applications (ANDAs) with the US FDA during the year. Our generics product pipeline now includes 35 ANDAs pending approval with the US FDA. Of these, 24 are Para IV filings targeting innovator sales of US$ 21 billion, as per IMS September 2003 MAT.
- Our focus on developing new products for the regulated markets continues: we believe that today we have the second largest pipeline of Para IV filings pending in the US.
- We aim to keep up the momentum in our regulatory filings, and expect to file 15-20 ANDAs in the US in fiscal 2005.
- The trial of Dr. Reddy's patent challenge for the generic version of Zyprexa® concluded in February, 2004.
- We established our own warehouse/ distribution center in Fort Mill, South Carolina in conjunction with Leiner Health Products. This will handle the processing and shipment of all customer orders for our products launched in the US.
- During the year, our service level to customers in the US exceeded 98 per cent, leading to a high level of customer satisfaction.
- During the year, our customer list included two of the top 7 chains in the US, as well as the top 2 mail order companies.
- We launched 5 products in the UK market, including amlodipine maleate. We also launched nefazodone hydrochloride tablets in the US.

Branded Formulations

While we continue to pursue our growth initiatives in APIs and generics, the opportunities for our branded formulations business are equally exciting.

We have established a strong base in India. And as we enter into a product patent regime, we intend to leverage this base to drive growth through in-licensing, co-promotion and new product launches in niche therapeutic areas. At the same time, we will continue to expand our global presence in the key emerging markets of Russia, Latin America, China and South Africa, towards powering our long-term growth.

- In India, we achieved a growth of 10 per cent, despite challenges in rationalization of our product portfolio and a low industry growth rate of 7.3 per cent. We launched 5 new brands, 2 re-formulated products and 8 line extensions. We expect to gain momentum from further new product launches.
- In China we launched our first 'class registration' product, Ramipril, with 6 years of effective exclusivity shared with 2 other

players. The product registration system in China grants exclusivity based on the nature of the filing, categorized into four different categories, otherwise called as 'class'. Ramipril is a Class IV registration. In addition to this, we have couple of other products lined up for launch in fiscal 2005.

- We entered into an alliance with Pliva, a leading Croatian pharmaceutical company. This enables us to access regulated markets, especially EU, by leveraging Pliva's formulations facilities and extensive marketing network.
- We re-entered Brazil by launching our oncology franchise, and now have 3 products in that market. We are now working on entry strategies for other target markets.
- We inaugurated a new formulations facility in Goa, India, which will cater to the emerging markets. This facility enjoys 100 per cent income tax exemption for the first five years, and 30 per cent for five years thereafter. This is in line with our strategy of expanding our manufacturing facilities in locations which offer attractive tax breaks.

Specialty Business

Our specialty business is intended to be the bridge in our transition from a generics company to a discovery company. It will help us to fully realize the value of our new chemical entities; it will be the beginning of a new vector of growth; and it will take us one step closer to our vision of becoming a discovery-led global pharmaceutical company.

Our amlodipine maleate initiative was an attempt to build our presence in the primary care segment of cardiovascular therapy. Despite the court decision earlier this year, we remain committed to building a specialty business in the US, and are now focusing on specialty segments with low entry thresholds.

Dermatology is one such segment, which offers very attractive profit margins and involves a small base of specialists, which can be addressed by focused detailing efforts. We therefore acquired Trigenesis Therapeutics Inc, a US-based, privately owned dermatology company — an acquisition that gives us access to certain products, as well as proprietary drug delivery technology platforms. Our strategy is to combine our own internal product development capabilities with possible product acquisitions and to aggressively build a franchise of differentiated products, which will establish us as a strong player in the US dermatology prescription segment.

Developing Businesses

Developing Businesses include new business areas for the company, such as Oncology, Biologics and Custom Chemical Synthesis.

- Our Oncology business grew very aggressively in international markets. Sales in these markets more than tripled, from US$ 1 million to US$ 3.3 million.
- Our Biologics business received a boost with the approval for marketing Grastim, our first bio-generic drug, in Ukraine. This is an important milestone in our effort to tap the international bio-generic markets. Meanwhile, the product continued its dominance in the Indian market. Our strategy is to develop products that have the potential of sustainable revenues.

Our growth engine

We have been working on building value for the company through our products and our pipeline... which see as our "growth engine" for the future. Here is a status report on our products/pipeline as they stand today:

Drug Discovery

Products under Development

Compound	Therapeutic area	Development stage
DRF 2593	Metabolic disorders	Phase II completed (Licensed to Novo Nordisk)
DRF 10945	Metabolic disorders	Phase I clinical trials in Canada
DRF 11605	Metabolic disorders	Pre-clinial
DRF 1042	Cancer	Phase II clinical trials in India
DRF 1644	Cancer	Phase I clinical trials in India
DRF 5265	Cancer	Pre-clinial
RUS 3108	Cardiovascular	Regulatory toxicology studies
DRF 13792	Bacterial infections	Pre-clinial

Patent Applications

Market	Patent applications in 2003-04	Total patent applications as on March 31, 2004	Patents granted as on March 31, 2004
India	8	185	34
US	4	75	40
PCT	4	74	Not applicable

Generics

Regulatory Filings

Market	Filings in 2003-04	Total filings up to March 31, 2004
US	13	47
Canada	–	3
UK	2	9
Australia	–	1
New Zealand	–	1
South Africa	–	5

Products Launched

Market	No. of products launched in 2003-04	Total no. of products being marketed (as on March 31, 2004)
US	5	21
Canada	4	6
Australia	–	1
Europe (UK & Germany)	15	85
South Africa	–	3

Active Pharmaceutical Ingredients

Regulatory Filings

Market	Filings in 2003-04	Total filings up to March 31, 2004
USA	16 DMFs	56 DMFs
Canada	6 PMFs	18 PMFs
Europe	10 EDMFs	23 EDMFs

Branded Formulations

Products Launched

Market	Launched in 2003-04	Total no. of products being marketed (as on March 31, 2004)
Albania	1	25
Belarus	4	28
Brazil	9	9
Cambodia	–	32
DMRP	–	15
Ghana	3	21
Haiti	–	24
India	36	218
Jamaica	–	20
Kazakhstan	–	38
Kenya	–	23
Malaysia	1	11
Myanmar	5	43
Oman	–	4
Peru	8	8
Romania	–	6
Russia	2	30
Singapore	–	8
South Africa	–	1
St Kitts/ St Lucia/ Guyana, Cayman (Latam)	–	30
Sri Lanka	1	52
Sudan	–	6
Tanzania	1	20
Trinidad	–	25
Uganda	4	20
Ukraine	–	30
Uzbekistan	–	21
Venezuela	–	23
Vietnam	1	27



Our people assets

We are in the process of building a global organization for the future. An organization that delivers superior performance, supported by superior processes and a culture that fosters entrepreneurship and innovation. We know that people management is the key to making this a reality. And we are therefore pushing ahead with ambitious and innovative HR initiatives:

- We are working on various innovative HR practices towards building a Dr. Reddy's culture that is customer-focused, performance-driven, entrepreneurial and innovative, egalitarian and trusting, flexible and adaptive.
- We seek to integrate our people all over the world by using our core values as a binding force. And we are deploying these values across the organization through a 3-pronged approach of Awareness-building, Systems Alignment and Value Clarification & Internalization.
- We have been using Organization Climate Studies to help us improve our workplace environment. These studies give us the inputs from our employees for various organizational initiatives, as well as help us gauge the effectiveness of our efforts. The response to this year's OCS was an impressive 67 per cent – an

indication of the enthusiasm of our people to actively participate in this initiative.

- We believe in spotting and developing leaders from within. And as a first step towards this, we have developed a Leadership Model. We are now integrating talent management, and career and succession planning with this Leadership Model, which plays a pivotal role in shaping our HR practices.

- We conduct a talent management program that is focused on creating a workplace that attracts, energizes and retains the finest talent. This program looks closely at both internal talent, as well as lateral recruitment ... and spans induction, career path tracking, job rotation needs and talent retention measures.

- We are rapidly rolling out PerfECT – our internally designed Performance Enhancement & Coaching Tool, which seeks to align each individual in the organization with our overall strategy and values. PerfECT seeks to raise the performance bar and develop intolerance to mediocrity, and to develop our people by transforming the superior-subordinate relationship into a "Coach-Coachee" relationship. Its transparency helps us make a holistic assessment of performance.

- At Ankur, our "virtual corporate university", we continue to push ahead with capability building – another of our thrust areas towards gaining competitive advantage in today's knowledge economy. 61 of our people have been awarded M.S. and M.Sc. degrees, in collaboration with BITS, Pilani. A further 27 have received certificates in Intellectual Property Management, and 23 in Project Management.

- We believe that a satisfied employee is in a position to best delight the customer. To generate greater employee satisfaction – and service – we have set up a centralized Employee Services Team (EST) to effectively handle HR processing through a highly scalable, reliable HR service delivery model, based on a SAP HR platform, which delivers major benefits of aggregation.

- As we grow, we make it a point to celebrate our successes, large and small, with our people, who have made these successes possible. The most important is our annual celebration of oneness, where our people and their families take part in sports and cultural events, in a spirit of great camaraderie and bonding. The highlight of the event is the presentation of the Chairman's Excellence Awards to those individuals who have made exemplary contributions to the Company during the year.



Winners of the Chairman's Excellence Awards, 2003


NK
Y:6

SHE: Safety, Health, Environment

We were one of the first companies in India – and perhaps the first pharmaceutical company – to publish an independent SHE annual report, which goes beyond the statutory requirements to voluntarily present a detailed account of the environmental impact of our activities.

In fact, today SHE thinking has become part of our company's fabric and has been incorporated into everything that we do…right from New Product development onward. Our people now see SHE as an integral part of their job on an everyday basis, and the motto is "Reduce, recover, recycle, re-use".

This year we pushed ahead with our SHE initiatives. Two significant achievements were: 1/ We moved up to OHSAS 18001 certification for the environmental management systems of Generics, from the earlier ISO 14001 certification and 2/ All our API manufacturing units made progress towards the total recycle of industrial effluent, and zero liquid discharge… at a total investment cost of Rs. 174 million.

We not only see SHE as an important instrument of building trust between ourselves and our various stake-holders, we actually consider being Green as *a sustainable, long-term competitive edge for our business*. Hence we are expanding our SHE initiative further in the coming year to cover the "triple bottom line" of sustainability – namely Economic, Environmental and Corporate Social Responsibility.

Giving back to society



One of the core values that our company lives by is "Harmony and Social Responsibility". And we endeavor to give back to the society within which we live and work, in innovative and impactful ways. All such activities undertaken by Dr. Reddy's are consolidated under the aegis of Dr. Reddy's Foundation, the company's Social Responsibility arm, which has been specially endowed for this purpose.

Two major programs we are involved in are the Livelihood Advancement Business School (LABS) and Children And Police (CAP).

Livelihood Advancement Business School (LABS)

This program takes off from the belief of our Founder, Dr. Anji Reddy, that, "Livelihood is the most important thing in the world".

The program is customized to the needs of unemployed youths from the poorest 15 per cent of India's population. It puts them through a 3 month training/mentoring program (including 1 month on the job) that equips them to take up a job or an entrepreneurship/intrapreneurship opportunity.

We started with just 9 youngsters off the streets in 2000. During 2003-2004, the total number of livelihoods provided touched 12,190. (Our target is to provide 1 million livelihoods by 2010.) Also, this year we developed a Public-Private stake-holding for the program.

Today LABS covers 24 towns/cities in 5 states across India. Having fine-tuned the program model, we plan to roll it out internationally ... our first overseas location being Vietnam, where we are currently training 124 youths.

Significantly, the LABS model has been greatly appreciated by various organizations around the world, who are looking at it as a replicable model for their own use.

Children And Police (CAP)

This program has been catalyzed by Dr. Reddy's Foundation in association with the Andhra Pradesh State Police, as an innovative public-private "back-to-school" initiative to address the needs of children at risk.

The program seeks to identify working children and school dropouts, put them through a remedial education course and successfully place them in formal, mainstream government schools.

During 2003-2004, the CAP program made significant progress. It has adopted the Balanagar Mandal as a nodal mandal for all CAP – SCOPE interventions. Also, during this year CAP started 15 bridge schools, benefiting 1,000 children; and 2 residential bridge schools, benefiting 200 children. Today the program covers 130 communities, 115 schools, 300 teachers, 60 principals, and over 25,000 students...5,970 of whom are direct beneficiaries of the program.

While LABS and CAP have been two major programs that we have undertaken, our employees participate in various community service activities. Some of these, for instance, have been:

- The launch of Andhra Pradesh's first Breast Cancer Helpline, a joint effort between our company and the Indo-American Cancer Institute and Research Center (IACIRC).
- Conducting of a veterinary health care camp in Peddadevulapally, with the support of the Andhra Pradesh State Animal Husbandry Department, during which over 600 cattle and 400 sheep were attended to.
- Instituting scholarships for poor and meritorious students to help them study for SSC and Intermediate I and II.
- Purchase of school uniforms for poor students of MPP School, Purushotampuram, and ZPPH School, Chinna Mushidivada, Visakhapatnam.
- Donation of school furniture worth Rs. 1,00,000 to the Zilla Parishad High School, Pydibhimavaram.
- Development of a mandal library and mini libraries at the four panchayats in Pydibhimavaram. (Books, shelves, globes, and wall clocks were distributed at a public function).
- New boats were donated to fishermen in Vishakhapatnam, who had lost their boats in a cyclone.

US GAAP financial highlights

- Revenue increased by 11 per cent to Rs. 20,081 million.
- Revenue outside India increased by 12 per cent to Rs. 12,938 million. Revenue outside India contributed 64 per cent of total revenue.
- In the Active Pharmaceutical Ingredients segment, revenue increased by 20 per cent to Rs. 7,629 million.
- In the Branded Formulations segment, revenue increased by 9 per cent to Rs. 7,507 million.
- R&D investments increased by 41 per cent to Rs. 1,992 million. R&D expenditure was at 10 per cent as a percentage of revenue.
- Company commenced clinical trials on 2 NCEs during the year – DRF 10945 (non-fibrate PPAR alpha agonist) in Canada and DRF 1644 (Topoisomerase I inhibitor) in India.
- Company filed 16 Drug Master Files (DMFs) during the year, taking the cumulative DMF filings to 56.
- Company submitted 13 ANDAs including 8 Para IV filings, taking the total ANDAs pending at the USFDA to 35. Of these, 24 are Para IV filings.
- Earning per share at Rs. 32.32.
- The Board recommended a dividend of Rs. 5 on each share of Rs. 5.



Total Revenue
(Rs. Million)
25,000
20,000
15,000
10,000
5,000
0
FY 03
FY 04
18,070
20,081
11,581
12,938
6,489
7,143
Total Revenue
Revenue outside India
Revenue in India



API Revenue
(Rs. Million)
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
FY 03
FY 04
6,341
7,629
4,592
5,513
1,749
2,115
Total Revenue
Revenue outside India
Revenue in India

Branded Formulations Revenue
(Rs. Million)



FY 03
FY 04
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
6,860
7,507
2,557
2,778
4,303
4,729
Total Revenue
Revenue outside India
Revenue in India

Generics Revenue
(Rs. Million)



5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
4,284
4,338
FY 03
FY 04
Total Revenue

Gross Margin
(Rs. Million)



12,000
11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
10,222
10,735
FY 03
FY 04
Amount

Net Income
(Rs. Million)



4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,404
2,474
FY 03
FY 04
Amount

R&D Expenditure
(Rs. Million)



2,500
2,000
1,500
1,000
500
0
1,992
1,412
FY 03
FY 04
Amount

Diluted Earning Per Share
(Rs.)



50
45
40
35
30
25
20
15
10
5
0
44.49
32.32
FY 03
FY 04
Amount

Corporate governance

Dr. Reddy's Laboratories Limited ("Dr. Reddy's" or "the Company") long-standing commitment to high standards of corporate governance and ethical business practices is a fundamental value shared by its Board of Directors, management and employees. The Company's philosophy of corporate governance stems from its belief that timely disclosures, transparent accounting policies, and a strong and independent Board go a long way in preserving shareholders trust while maximising long-term shareholder share value.

In India, the corporate governance initiative was pioneered by Confederation of Indian Industry (CII) through its publication, "Desirable Corporate Governance: A Code" (April 1998). Subsequently, the Securities and Exchange Board of India (SEBI) constituted a Committee to recommend a code for corporate governance for listed companies.

The SEBI Code has been incorporated in the Clause 49 of the Listing Agreement of Stock Exchanges, including Hyderabad, Mumbai, Calcutta, Madras, Ahmedabad and National Stock Exchanges, with whom Dr. Reddy's equity shares are listed. Apart from the listing agreement, certain provisions in the Companies Act, 1956, also deal with corporate governance.

This chapter of the Annual Report, the information given under 'Management Discussion and Analysis' and 'Shareholder Information' constitutes the compliance report of the Company on corporate governance during the year 2003-04.

A. Board of Directors

Composition

As on March 31, 2004, Dr. Reddy's Board is composed of 10 Directors. The Board comprises of three Executive Directors, including the Chairman, and seven independent Directors.

The Directors bring in expertise in the fields of medicinal chemistry, medical research, human resource development, strategy, management, finance and economics. The Board provides leadership, strategic guidance, objective and independent view to the Company's management while discharging its fiduciary responsibilities, thereby ensuring that the management adheres to high standards of ethics, transparency and disclosure.

Table 1 gives the composition of Dr. Reddy's Board, their positions, relationship with other Directors, date of joining the Board, other Directorships and memberships of Committees held by each of them.



Standing below: From left to right: Mr P N Devarajan, Dr K Anji Reddy, Mr Ravi Bhoothalingam, Dr P Satyanarayana Rao, Prof. Krishna G Palepu, 2nd row: Mr Anupam Puri, Dr V Mohan, Dr Omkar Goswami, Mr Satish Reddy, Mr G V Prasad

Table 1: Composition of Dr. Reddy's Board

Name	Position	Relationship with other Directors	Date of joining	Directorships in India u/s 275 of the Companies Act, 1956	Other Directorships[1]	Committee membership[2]	Chairmanship in Committees[3]
Dr. K Anji Reddy	Executive Chairman	Father of Mr. Satish Reddy and father-in-law of Mr. G V Prasad	February 24, 1984	4	34	–	–
Mr. G V Prasad	Executive Vice Chairman and CEO	Son-in-law of Dr. K Anji Reddy and brother-in-law of Mr. Satish Reddy	April 8, 1986	7	37	1	–
Mr. Satish Reddy	Managing Director and COO	Son of Dr. K Anji Reddy and brother-in-law of Mr. G V Prasad	January 18, 1993	6	40	1	–
Mr. Anupam Puri	Independent Director	None	June 4, 2002	6	1	6	2
Prof. Krishna G Palepu	Independent Director	None	January 29, 2002	2	3	3	–
Dr. Omkar Goswami	Independent Director	None	October 30, 2000	5	1	6	1
Mr. P N Devarajan	Independent Director	None	October 30, 2000	2	5	4	1
Dr. P Satyanarayana Rao	Independent Director	None	October 31, 1994	1	2	–	–
Mr. Ravi Bhoothalingam	Independent Director	None	October 30, 2000	3	–	4	2
Dr. V Mohan	Independent Director	None	March 8, 1996	1	2	–	–

[1] Other Directorships are those, which are not covered under Section 275 of the Companies Act, 1956.
[2] Membership in Audit, Remuneration and Shareholders' Grievance Committees including that of Dr. Reddy's.
[3] Chairmanship in Audit, Remuneration and Shareholders' Grievance Committees including that of Dr. Reddy's.

Shareholding in the Company

Table 2 gives details of the shares held by each of the Directors as on March 31, 2004.

Table 2: Shares held by Directors in the Company

Name	No. of shares held
Dr. K Anji Reddy[1]	400,478
Mr. G V Prasad	690,772
Mr. Satish Reddy	597,916
Mr. Anupam Puri	–
Prof. Krishna G Palepu	1,000
Dr. Omkar Goswami	–
Mr. P N Devarajan	–
Dr. P Satyanarayana Rao	–
Mr. Ravi Bhoothalingam	–
Dr. V Mohan	–

[1]Shares held in individual capacity. In addition Dr. K. Anji Reddy owns 40.71 per cent of Dr. Reddy's Holdings Private Limited, which in turn owns 17,461,730 shares of Dr. Reddy's Laboratories Limited. Various members of his family own the balance shares in Dr. Reddy's Holdings Private Limited.

Meetings

Dr. Reddy's Board met five times during the year under review – on May 30, 2003, July 14, 2003, July 31, 2003, October 28, 2003 and January 30, 2004. The maximum time gap between any two meetings was 94 days. Details of Directors and their attendance in Board meetings and Annual General Meeting are given in Table 3.

Table 3: Directors' attendance at Dr. Reddy's Board meetings during the year 2003-04

Name of Director	Meetings held in Director's tenure	Number of Board meetings attended	Attendance in last AGM on August 25, 2003
Dr. K Anji Reddy[1]	5	4	Present
Mr. G V Prasad	5	5	Present
Mr. Satish Reddy	5	5	Present
Mr. Anupam Puri[1]	5	3	Absent
Dr. A Venkateswarlu[2]	3	3	Present
Prof. Krishna G Palepu[1]	5	3	Absent
Dr. Omkar Goswami[1]	5	3	Present
Mr. P N Devarajan[1]	5	4	Present
Dr. P Satyanarayana Rao	5	5	Present
Mr. Ravi Bhoothalingam[1]	5	4	Present
Dr. V Mohan[1]	5	4	Absent

[1] Were given leave of absence on request for Board Meetings.
[2] Dr. A Venkateswarlu resigned from the Board with effect from August 25, 2003.

The Board meetings at Dr. Reddy's generally extend for a day. Often at these Board meetings, the business unit heads and key management personnel are called upon to make presentations to the Board. Chart 1 shows an analysis of the time spent at Board meetings.

Chart 1: Analysis of time spent at Board meetings


Strategic Matters 18%
Statutory and Other Approvals 5%
Corporate Governance and Other Issues 20%
Financial Review 13%
Business Proposals 29%
Operational Matters 15%

Meetings in Executive Session

During the Financial Year, the independent Directors of Dr. Reddy's met once without presence of the management in an executive session. The Company intends to further facilitate such sessions as and when required by the independent Directors.

Information given to the Board

The Company provides the following information to the Board or the Board Committees as and when required. Such information is submitted either as part of the agenda papers generally 10-15 days in advance of the meetings or are presented by way of presentations during the meetings of the Board or the Committees.

- Annual operating plans and budgets, capital budgets, updates, and all variances;

- Quarterly, half-yearly and annual results of the Company and its operating divisions or business segments;
- Detailed presentations on the progress in Research and Development and new drug discoveries;
- Minutes of meetings of Audit Committee and other Committees;
- Information on recruitment and remuneration of key executives below the Board level;
- Significant regulatory matters concerning Indian or Foreign regulatory authorities;
- Issues which involves possible public or product liability claims of a substantial nature;
- Risk analysis of various products, markets and businesses;
- Detailed analysis of potential acquisition targets, or possible divestments;
- Details of any Joint Venture or collaboration agreements;
- Transactions that involve substantial payment towards goodwill, brand equity or intellectual property;
- Significant sale of investments, subsidiaries, assets, which are not included in the normal course of business;
- Contracts in which Director(s) are deemed to be interested;
- Materially important show cause, demand, prosecution and penalty notices;
- Fatal or serious accidents or dangerous occurrences;
- Significant effluent or pollution problems;
- Materially relevant default in financial obligations to and by the Company or substantial non-payment for goods sold by the Company;
- Significant labour problems and their proposed solutions;
- Significant developments in the human resources and industrial relations;
- Quarterly details of foreign exchange exposure and the steps taken by management to limit the risks of adverse exchange rate fluctuation; and
- Non-compliance of any regulatory or statutory nature or listing requirements as well as shareholder services such as non-payment of dividend and delays in share transfer.

The Company has created an online portal exclusively for the Board of Directors. The portal called "Board Online" keeps the Board members updated on all information related to the Company. The Directors can access presentations, documents, agenda notes and minutes of all previous meetings online for their reference. They can also access key reports posted periodically on this portal. The portal also keeps them updated on the industry and the Company news.

Directors Remuneration

The remuneration, including the commission based on the net profits of the Company for the three Executive Directors is recommended by the Compensation Committee of the Board and is then approved by the Board. The independent Directors receive remuneration in the form of sitting fees for attending the meetings of the Board and Board Committees and commission based on the net profits of the Company. Executive Directors are not eligible to participate in the stock option plan. Independent Directors have not been granted any options during the year. The remuneration paid to the Directors during the year under review was in conformity with the applicable provisions of the Companies Act, 1956.

The remuneration paid or payable to the Directors for their services rendered during 2003-04 is given in Table 4.

Table 4: Remuneration paid or payable to the Directors for 2003-04

(in Rs. thousands)

Name of Directors	Sitting fees[1]	Commission[2]	Salaries	Perquisites[3]	Total
Dr. K Anji Reddy	NA	31,397	1,800	144	33,341
Mr. G V Prasad	NA	15,698	1,080	194	16,972
Mr. Satish Reddy	NA	15,698	1,080	194	16,972
Mr. Anupam Puri	25	1,312	NA	NA	1,455
Dr. A Venkateswarlu[4]	30	–	NA	NA	30
Prof. Krishna G Palepu	35	1,312	NA	NA	1,347
Dr. Omkar Goswami	45	1,312	NA	NA	1,357
Mr. P N Devarajan	70	1,312	NA	NA	1,382
Dr. P Satyanarayana Rao	50	874	NA	NA	924
Mr. Ravi Bhoothalingam	60	1,312	NA	NA	1,372
Dr. V Mohan	20	874	NA	NA	894

[1] Sitting fees include fees for Board as well as Committee meetings @ Rs.5,000/- per meeting.
[2] Commissions are variable, and based on percentage of net profit calculated according to Section 198 of the Companies Act, 1956.
[3] Perquisites include house rent allowance, medical reimbursement for self and family according to the rules of the Company, leave travel assistance, personal accident insurance, Company vehicle for official use with driver, telephone at residence and superannuation benefits and are fixed in nature.
[4] Dr. A Venkateswarlu resigned as Director with effect from August 25, 2003.

Related Party Transactions

The details of related party transactions are discussed in detail in Note 7 of Schedule 20 to the Standalone financials of the Company.

Committees of the Board

Committees appointed by the Board focus on specific areas and make informed decisions within the limits of the authority delegated. The Committees also make specific recommendations to the Board on various matters from time-to-time.

All decisions and recommendations of the Committees are placed before the Board for information or for approval. Dr. Reddy's has seven Board-level Committees, namely:

- Audit Committee;
- Compensation Committee;
- Nomination Committee;
- Shareholders' Grievances Committee;
- Investment Committee;
- Management Committee; and
- Strategy Committee.

The Strategy Committee was constituted during the financial year 2003-04. The Company also re-constituted all Committees of the Board during the year under review. The Remuneration Committee and Compensation Committee were merged. The composition of the various Committees was also changed.

a) Audit Committee

The management is primarily responsible for Dr. Reddy's internal controls and the financial reporting process while the statutory auditors are responsible for performing independent audits of the Company's financial statements in accordance with generally accepted auditing practices and for issuing reports based on such audits. The Board of Directors has entrusted the Audit Committee to supervise these processes and thus ensure accurate and timely disclosures that maintain the transparency, integrity and quality of financial controls and reporting.

The primary responsibilities of the Audit Committee are to:

- Supervise the financial reporting process;
- Review the quarterly and annual financial results before placing them to the Board;
- Review the adequacy of internal controls in the Company, including the plan, scope and performance of the internal audit function;
- Review financial and other operational risk management policies of the Company;
- Hold discussions with statutory auditors on the nature and scope of audits, and any views that they have about the financial control and reporting processes;
- Ensure compliance with accounting standards, and with listing requirements in respect of the financial statements;
- Recommend the appointment and removal of external auditors and determine their fees;
- Review the independence of auditors;
- Ensure that adequate safeguards have been taken for legal compliance both for the Company and its other Indian as well as foreign subsidiaries; and
- Review related party transactions.
- Audit Committee has been vested with all the powers necessary to effectively discharge the above responsibilities.

The Audit Committee is entirely composed of independent Directors. The Audit Committee met four times during the year – on May 30, 2003, July 30, 2003, October 27, 2003 and January 30, 2004. Table 5 gives the composition and attendance record of Audit Committee.

The Chief Executive Officer, Chief Financial Officer and Chief Internal Auditor are permanent invitees to all Audit Committee meetings. The Statutory Auditors of the Company were present at all the Audit Committee meetings during the year. The Company Secretary is the Secretary of the Committee.

The Audit Committee meetings generally are half a day sessions, except in the case of half-yearly and annual results, where they extend to full day sessions. The agenda for the Audit Committees, inter alia, include the following items:

- Detailed presentation of performance, including budget and actual performance, segregated at the level of each Strategic Business Unit (SBU), business performance

Table 5: Audit Committee attendance during 2003-04

Committee members	Position	Meetings held in Director's tenure	Attended
Dr. Omkar Goswami	Chairman	4	4
Mr. Anupam Puri	Member	4	2
Dr. A Venkateswarlu[1]	Member	2	2
Prof. Krishna G Palepu	Member	4	3
Mr. P N Devarajan	Member	4	4
Dr. P Satyanarayana Rao[2]	Member	3	3
Mr. Ravi Bhoothalingam	Member	4	4

[1] Ceased to be Director with effect from August 25, 2003.
[2] Ceased to be Audit Committee member with effect from October 28, 2003.

of each SBU including working capital management.

- Internal Audit, control matters and risk management, including action-taken reports.
- The status of SAP and other IT systems that assist financial and operational reporting, and how these could be further optimised to increase speed of reporting and create improved Management Information Systems (MIS).
- Discussion with Statutory Auditors, which includes new accounting standards and policies relating to Indian as well as US accounting principles and practices.
- Detailed operational and financial risk appraisals, as well as risks relating to legal compliance.

Chart 2 gives an analysis of the time spent at Audit Committee meetings.

Chart 2: Analysis of time spent at Audit Committee meetings



Management Letter and Auditors Review 25%
Financial Review 31%
Formal Agenda 6%
Information Risk Management and Internal Controls Review 9%
SBU Presentations and Strategy Review 29%

The report of the Audit Committee is enclosed at the end of this section.

b) Compensation Committee

The Compensation Committee considers and recommends to the Board the compensation of the executive Directors and executives above Vice-President grade, and also reviews the remuneration package offered by the Company to different grades/levels of its employees.

While deciding the remuneration of an executive Director, the Committee takes into account the following:

- Financial position of the company;
- Trends in the industry;
- Appointee's qualification;
- Experience;
- Past performance;
- Past remuneration etc.

The Compensation Committee also administers the Company's Employee Stock Option Scheme. The details of stock options granted by the Committee during the Financial Year have been discussed in detail in the Directors' Report.

The Compensation Committee is currently composed of independent Directors. The Compensation Committee met four times during the year on May 5, 2003, October 28, 2003, January 30, 2004 and February 17, 2004. Table 6 gives the composition and attendance record of the Compensation Committee.

The Executive Vice-President and Global Chief of Human Resources is the Secretary of the Committee.

Chart 3 gives an analysis of the time spent at Compensation Committee meetings.

Table 6: Compensation Committee attendance during 2003-04

Committee members	Position	Meetings held in Director's tenure	Attended
Dr. Ravi Bhoothalingam	Chairman	4	4
Mr. Anupam Puri [1]	Member	2	–
Dr. A Venkateswarlu[2]	Member	1	1
Mr. G V Prasad[3]	Member	2	2
Prof. Krishna G Palepu[1]	Member	2	1
Mr. Omkar Goswami[1]	Member	2	2
Mr. P N Devarajan	Member	4	4
Mr. Satish Reddy[3]	Member	2	1

[1] Inducted as member of Compensation Committee with effect from October 28, 2003.
[2] Ceased to be Director with effect from August 25, 2003.
[3] Ceased to be member of Compensation Committee with effect from October 28, 2003.

Chart 3: Analysis of time spent at Compensation Committee meetings



- Stock Options and Related Matters 22%
- Executive Compensation and Related Matters 28%
- Formal Agenda 8%
- Organisation Building Matters 16%
- Performance Appraisal Related Matters 26%

The report of the Compensation Committee is enclosed at the end of this section.

c) Nomination Committee

The role of the Nomination Committee is to:

- Lay out the procedure for selection of nominees on the Board of the Company;
- Shortlist nominees for induction to the Board of the Company;
- Recommend appointment of members to the Board for its consideration; and
- Consider long term succession plan for Executive and independent Directors.

The Nomination Committee consists of the following independent Directors:

- Mr. Anupam Puri (Chairman)
- Prof. Krishna G Palepu
- Dr. Omkar Goswami
- Mr. P N Devarajan
- Mr. Ravi Bhoothalingam

The Company Secretary is the Secretary of the Committee.

No meetings of this Committee were held during the Financial Year 2003-04.

d) Shareholders' Grievance Committee

The Shareholders' Grievance Committee is empowered to perform all the functions of the Board in relation to Share Transfers/Transmissions and allied matters, and deal with Shareholders' Grievances.

The Committee primarily focuses on:

- Review of investor complaints and their redressal;
- Review of the queries received from investors;
- Review of the work done by Share Transfer Agent; and

- Review of the corporate actions related work.

The Shareholders' Grievance Committee consists of three Directors. Apart from the Chairman, who is an independent Director, the Committee comprises of two executive Directors. The Committee met three times during the year on July 30, 2003, October 27, 2003 and January 30, 2004. Table 7 gives the composition and attendance record of the Shareholders Grievance Committee.

e) Investment Committee

The Investment Committee reviews the Company's capital investment proposals and ongoing projects. The Committee held two meetings during the year on August 8, 2003 and January 22, 2004.

f) Management Committee

The role of Management Committee is to authorise Directors and officers of the Company conduct with day to day business operations such as banking, treasury, insurance, excise, customs, administrative and dealing with other Govt. / Non Govt. authorities; approve loans to subsidiaries or other entities/persons up to an overall limit of Rs.250 million; and approve borrowings from any person up to an overall limit of Rs.250 million.

The Committee held ten meetings during the year on April 3, 2003, April 25, 2003, May 21, 2003, June 11, 2003, August 8, 2003, September 15, 2003, November 10, 2003, December 5, 2003, January 22, 2004 and February 27, 2004. Table 9 gives the composition and attendance record of the Management Committee.

Table 7: Shareholders' Grievance Committee attendance during 2003-04

Committee members	Position	Meetings held in Director's tenure	Attended
Mr. P N Devarajan[1]	Chairman	1	1
Mr. G V Prasad	Member	3	2
Dr. P Satyanarayana Rao[2]	Member	2	2
Mr. Satish Reddy	Member	3	3

[1] Inducted as member and Chairman of Shareholders' Grievance Committee w.e.f. October 28, 2003.
[2] Ceased to be member and the Chairman of Shareholders' Grievance Committee w.e.f. October 28, 2003.

The Company Secretary is the Secretary of the Committee.

Table 8 gives the composition and attendance record of the Investment Committee.

Table 8: Investment Committee attendance during 2003-04

Committee members	Position	Meetings held in Director's tenure	Attended
Mr. G V Prasad	Chairman	2	2
Dr. A Venkateswarlu[1]	Member	1	1
Mr. P N Devarajan[2]	Member	1	1
Mr. Satish Reddy	Member	2	2

[1] Ceased to be member of Investment Committee w.e.f. August 25, 2003.
[2] Inducted as member of Investment Committee w.e.f. October 28, 2003.

The Company Secretary is the Secretary of the Committee.

Table 9: Management Committee attendance during 2003-04

Committee members	Position	Meetings held in Director's tenure	Attended
Mr. Satish Reddy[1]	Chairman	10	10
Mr. G V Prasad	Member	10	10
Dr. K Anji Reddy [2]	Member	6	6
Mr. P N Devarajan[3]	Member	4	–

[1] Appointed Chairman of this Committee w.e.f. October 28, 2003.
[2] Ceased to be member of Management Committee w.e.f. October 28, 2003.
[3] Inducted as member of Management Committee w.e.f. October 28, 2003.

The Company Secretary is the Secretary of the Committee.

g) Strategy Committee

The Strategy Committee was constituted on October 28, 2003. The role of this Committee is to:

- Work with management to develop or modify the Company's strategy;
- Recommend to the Board the adoption or modification of the Company's strategy;
- Work with management to develop or modify the Company's merger and acquisition strategy;
- Oversee the development of plans to implement the strategy;
- Review progress and implementation of the strategy;
- Monitor execution of the strategy; and
- Assess and provide guidance on internal and external trends and developments that have impact both on the strategy and its execution.

The Strategy Committee consists of the following Directors.

- Prof. Krishna G Palepu (Chairman)
- Mr. Anupam Puri
- Mr. G V Prasad
- Dr. Omkar Goswami
- Mr. Satish Reddy

The Company Secretary is the Secretary of the Committee.

No meetings of this Committee were held during the financial year 2003-04.

[illegible]

The management of Dr. Reddy's has developed and implemented policies, procedures and practices that attempt to translate the Company's core purpose and mission into reality. The management also identifies, measures, monitors and minimizes the risk factors in the business and ensures safe, sound and efficient operation. These are internally supervised and monitored through the Management Council.

Management Council

Dr. Reddy's management council consists of all senior management members from the business units and corporate centre of the Company. It has a balanced representation from the Indian as well as its overseas offices. The present members of management council are:

1. Mr. G V Prasad, Chief Executive Officer and Vice Chairman
2. Mr. Satish Reddy, Chief Operating Officer and Managing Director
3. Mr. Abhijit Mukherjee, President – Developing Businesses

4. Mr. Adam Levitt, Executive Vice President – North America Specialty
5. Mr. Andrew Miller, Executive Vice President – Legal & IPM
6. Mr. Arun Sawhney, President – Europe and Global API
7. Mr. Ashwani Kumar Malhotra, Senior Vice President – Formulations TechOps
8. Dr. Dennis H Langer, President – North America
9. Mr. Jaspal Singh Bajwa, President – Branded Formulations (ROW)
10. Mr. K Sankara Rao, Executive Vice President – Integrated Product Development
11. Mr. Mark Hartman, Executive Vice President – North America Generics
12. Dr. R Rajagopalan, President – Discovery Research
13. Mr. Raghu Cidambi, Advisor and Head – Corporate IPM and Strategic Planning
14. Mr. Saumen Chakraborty, Executive Vice President and Global Chief of HR
15. Mr. Timothy Crew, Executive Vice President – North America Business Development
16. Dr. Uday Saxena, Chief Scientific Officer
17. Mr. V S Vasudevan, Executive Vice President and Chief Financial Officer
18. Mr. Osagie O. Imasogie, Executive Vice President – Global Corporate Business Development



For further details on Management Council members please visit the corporate website of the Company – www.drreddys.com.

The Council meets once a quarter for two-three full day sessions. The background notes for the meetings are circulated well in advance to facilitate decision-making. Listed below are some of the key issues that were considered by the management council in the year under review:

- Company's long term strategy, growth initiatives and priorities;
- Monitoring overall Company performance, including the performance of various business units;
- Decision on major corporate policies;
- Discussion and approve annual plans, budgets and investments; and any other major initiatives; and
- Discussion on business alliances proposals.

Management Discussion and Analysis

This Annual Report has a detailed chapter on Management Discussion and Analysis.

Prohibition of Insider Trading

The Company has implemented a policy prohibiting Insider Trading in conformity with applicable rules of the Securities Exchange Board of India (SEBI) and Securities Exchange Commission (SEC) of United States of America. The necessary procedures have been laid down for employees, connected persons and persons deemed to be connected for trading in the securities of the Company.

Effective governance consists of competent management; implementation of standard policies and processes; maintenance of an appropriate audit program and internal control environment and effective risk monitoring and management information systems.

Dr. Reddy's has both external and internal audit systems in place. Auditors have access to all records and information on the Company. The Board and the management periodically review the findings and recommendations of the auditors and take necessary corrective actions wherever necessary. The Board recognises the work of the auditors as an independent check on the information received from the management on the operations and performance of the Company.

Statutory and US GAAP Audits

For the Financial Year 2003-04, Bharat S Raut & Co. audited the financial statements prepared under the Indian GAAP. The Company had also appointed KPMG as Independent Auditors for the purpose of issuing opinion on the financials prepared under the US GAAP.

While auditing the operations of the Company, the external auditors recorded their observations and findings and forwarded them to the management. These were then discussed by the management, Audit Committee members and the Auditors at Audit Committee meetings. Corrective actions suggested by the Auditors and the Audit Committee were implemented or taken up for implementation by the management.

The Independent Auditors render an opinion regarding the fair presentation in the financial statements of the Company's financial condition and operating results. Their audit was made in accordance with generally accepted auditing standards and included a review of the internal controls to the extent, considered necessary to determine the audit procedures required to support their opinion.

Audit fees

During the year Company paid Rs. 7,478 thousands to the Statutory Auditors of the Company as Audit remuneration.

Internal Audit

The Company maintains a system of internal controls designed to provide reasonable assurance regarding the achievement of objectives in the following categories:

- Effectiveness and efficiency of operations;
- Adequacy of safeguards for assets;
- Reliability of financial controls; and
- Compliance with applicable laws and regulations.

The integrity and reliability of the internal control systems are achieved through clear policies and procedures, process automation, careful selection, training and development of employees and an organization structure that delegates responsibilities.

An effective internal control system has inherent limitations no matter how well designed, and therefore, may mitigate but cannot eliminate risks. In addition, there are areas of the Group's business where it is necessary to take risks to achieve a satisfactory return for shareholders, such as investment in development of new products or acquisition of businesses. In these cases the company applies its expertise for prudent risk management rather than risk elimination.

Internal Audit at Dr. Reddy's is an independent, objective and assurance function responsible for evaluating and improving the effectiveness of risk management, control, and governance processes. The function prepares annual audit plans based on risk assessment and conducts extensive reviews covering financial, operational and compliance controls and risk mitigation. Areas requiring specialized knowledge are reviewed in partnership with external experts. Improvement opportunities identified during reviews are communicated to the management on an ongoing basis.

The Audit Committee monitors performance of Internal Audit on a periodic basis through review of the audit plans, audit findings and promptness of issue resolution through follow ups.

Disclosure of information

The Company has established systems and procedures to disclose, in a planned way, relevant information to its stakeholders, including shareholders, analysts, suppliers, customers, employees and the society at large.

The primary source of information regarding the operations of the Company is the corporate website of the Company- www.drreddys.com.

All official news releases and presentations made to institutional investors and analysts are posted on the Company's website. An analysis of the various means of disclose of information in the year under review is produced below in Table 10.

Table 10: Details of communication made during the Financial Year 2003-04.

Means of communication	Frequency
Press releases/statements	24
Earnings calls	4
Publication of results	4
Analysts meet	1

The quarterly results of the Company are published in widely circulated national newspapers such as *The Economic Times*, *Business Line*, *The Times of India* and the local daily, *Vartha*. Also the same is disseminated internationally through Business Wire.

Apart from the corporate website, the Company maintains various portals such as www.vikreta2drl.com,

www.customer2drl.com,

www.livizi.com,

www.housecallsindia.com,

www.drlintouch.com, which have proved to be effective tools for information dissemination and have been widely appreciated.

Information to Shareholders

Re-appointment of Directors

Dr. P Satyanarayana Rao and Mr. Anupam Puri retire by rotation at the ensuing Annual General Meeting. Dr. P Satyanarayana Rao has expressed his intention not to opt for re-appointment at the ensuing Annual General Meeting. Mr. Anupam Puri is proposed to be re-appointed at the same meeting. A brief profile of Mr. Anupam Puri is given hereunder for the reference of the members.

Mr. Anupam Puri retired from McKinsey & Company in end-2000. He was elected Director of the firm at 36 and played a variety of leadership roles during his 30-year career. He worked extensively on public policy issues the world over. Before joining McKinsey & Company, Mr. Anupam Puri was Advisor for Industrial Development to the President of Algeria and consultant to General Electric's Center for Advanced Studies. He holds a Bachelor of Arts degree in Economics from St. Stephen's College, Delhi University, and Master of Arts and M Phil degrees from Oxford University. Mr. Anupam Puri is now on the Board of Godrej Consumer Products Limited, ICICI Limited, and Mahindra-British Telecom Limited, Mahindra and Mahindra Limited, Patni Computers Limited and Daksh eServices Private Limited in addition to the Board of the Company.

Additional Shareholder information

The detailed Additional Shareholder Information section is part of this Annual Report.

Compliance with New York Stock Exchange Corporate Governance Guidelines

The NYSE corporate governance rules were approved by the Securities and Exchange Commission (SEC) in November 2003. These corporate governance rules as codified under Section 303A (Corporate Governance Standards) of the NYSE's Listed Company Manual are applicable to companies listed at the NYSE.

However, listed companies that are foreign private issuers, such as Dr. Reddy's, are permitted to follow home country practice in lieu of the provisions of Section 303A, except that such companies are required to comply with the rules relating to the Audit Committee. In addition, foreign private issuers must disclose all significant ways in which their corporate governance practices differ from NSYE listing standards and the CEO must notify NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of the Section 303A.

Dr. Reddy's has over the years taken many initiatives to comply with the most stringent corporate governance regulations and has also adopted many best-in-class practices. These include—adopting stricter NYSE guidelines on the definition of independent Directors, an effective and knowledgeable Board comprising of independent Directors in majority, establishing independent Audit, Compensation and Nomination Committees, holding executive sessions with independent Directors, establishing a strong independent audit function and adopting a strong reporting structure.

At this time, the Company believes that it is in compliance in all material respects with all NYSE corporate governance standards except for Section 303 A9, which is explained below.

Section 303 A9 of NYSE Corporate Governance Standards

Listed Companies must adopt and disclose corporate governance guidelines. The following subjects must be addressed in the corporate governance guidelines–

- Directors qualification standards
- Directors responsibilities
- Directors access to management and, as necessary and appropriate, independent advisors
- Directors compensation
- Directors orientation and continuing education
- Management succession
- Annual performance evaluation of the Board

While all issues mentioned above are collectively addressed in the Charters of the Audit, Compensation and Nomination Committees, the Company is yet to publish, specifically, a set of comprehensive corporate governance guidelines encompassing all of the above mentioned subjects.

Report of the Audit Committee

To the shareholders of Dr. Reddy's Laboratories Limited

The Audit Committee of the Board of Directors comprises of five Directors. The Committee is composed of independent Directors as defined under Indian laws and New York Stock Exchange rules.

The Committee operates under a written charter adopted by the Board of Directors. The Committee has been vested with all the powers necessary to effectively discharge its responsibilities.

Dr. Reddy's management has primary responsibility for the financial statements and reporting process including the systems of internal controls. The Committee discussed with the Company's Internal Auditors and Independent Auditors the overall scope and plans for their respective audits. The Committee also discussed the results of their examination, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

In fulfilling its overall responsibilities, the Committee has reviewed and discussed the Company's audited financial statements with the management. Bharat S Raut & Co., Company's Independent Auditor for Indian GAAP financial statements and KPMG, Company's Independent Auditors for US GAAP financial statements are responsible for expressing their opinion on the conformity of the company's audited financial statements with generally accepted accounting principles.

Based on its discussion with the Statutory Auditors and the management, the Audit Committee has recommended that the Board accept the audited financial statements prepared in accordance with Indian GAAP and US GAAP as true and fair statements of the financial health of the Company.

Further, the Committee has recommended that for the year 2004-05 the Board re-appoint Bharat S Raut & Co. and KPMG as statutory Independent Auditors for Indian GAAP and US GAAP respectively.

Sd.
Dr. Omkar Goswami
Chairman, Audit Committee

Report of the Compensation Committee

To the shareholders of Dr. Reddy's Laboratories Limited

The Compensation Committee of the Board of Directors is currently comprised of five Directors. Each member of the Committee is an independent Director as defined under Indian Laws and New York Stock Exchange Rules.

The Committee believes that its principal objective is to incentivize and reward executive performance that will lead to long-term enhancement of shareholder value. The Compensation policies of the Company are the vital elements of the Company's drive to identify, develop and motivate high-potential leaders to create and sustain outstanding performance.

The Compensation Committee is responsible for overseeing performance evaluation, approving compensation levels for all senior executives and monitoring the administration of the Employee Stock Option Plan. The Committee operates under a written Charter adopted by the Board of Directors. The Committee has been vested with all the powers necessary to effectively discharge its responsibilities.

The Committee was provided with the information on performance appraisal systems, the outcome of the performance assessment programs, compensation policies for national and international employees and the information to decide on the grant of options to various employees. As on March 31, 2004, the Company has 911,038 outstanding stock options granted at fair market value, which amounts to 1.19 per cent of total equity capital, to 128 employees of the Company and its subsidiaries under Dr. Reddy's Employee Stock Options Scheme, 2002.

Sd.
Ravi Bhoothalingam
Chairman, Compensation Committee

Certificate of compliance

To the Members of Dr.Reddy's Laboratories Limited

We have examined the compliance of conditions of corporate governance by Dr.Reddy's Laboratories Limited ("the Company"), for the year ended on March 31, 2004, as stipulated in clause 49 of the Listing Agreement of the said Company with the Bombay Stock Exchange, the Hyderabad Stock Exchange, the Madras Stock Exchange, the Ahmedabad Stock Exchange, the Calcutta Stock Exchange and the National Stock Exchange. The compliance of conditions of corporate governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of the corporate governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of corporate governance as stipulated in the above mentioned listing agreement.

We state that no investor grievance is pending for a period exceeding one month against the Company as per the records maintained by the Shareholders/Investors Grievance Committee.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

for Bharat S Raut & Co.,
Chartered Accountants

Pradip Kanakia
Partner

Place: Hyderabad
Date: May 28, 2004

Additional shareholders' information

Registered and Corporate Office
Dr. Reddy's Laboratories Limited
7-1-27, Ameerpet, Hyderabad 500 016
Andhra Pradesh, India
Phone: +91-40-23731946
Fax: +91-40-23731955
Website: http://www.drreddys.com

Concerned officers
Correspondence to the following officers may be addressed at the registered and corporate office of the Company.

ADS Investors/Institutional Investors/ Financial Analysts
Nikhil Shah
Investor Relations
Phone: +91-40-55511532
Fax: +91-40-23731955
E-mail: nikhilshah@drreddys.com

Chief Compliance Officer
V S Vasudevan
Chief Financial Officer
Phone: +91-40-23731946
Fax: +91-40-23731955
email: vasudevan@drreddys.com

Media
Pratap Anthony/R Rammohan
Corporate Communications
Phone: +91-40-55511620
Fax: +91-40-55511621
email: pratapa@drreddys.com /
rammohanr@drreddys.com

Compliance Officer
V Viswanath
Company Secretary
Phone: +91-40-23734504
Fax: +91-40-23731955
email: viswanathv@drreddys.com

Indian Retail Investors
Girish Tekchandani
Assistant Company Secretary
Phone: +91-40-23745274
Fax: +91-40-23731955
E-mail: girisht@drreddys.com

Calendar for the year

Annual General Meeting

Date: Wednesday, July 28, 2004
Time: 11.30 AM
Venue: Convention Center, Hotel Viceroy,
Tank Bund Road, Hyderabad 500 080

Last date for receipt of proxy forms:	July 26, 2004 before 11.30 AM

Financial Calendar for Board Meetings

For the quarter ending June 30, 2004	Last week of July, 2004
For the half year ending September 30, 2004	Last week of October, 2004
For the quarter ending December 31, 2004	Last week of January, 2005
For the year ending March 31, 2005	Last week of May, 2005
AGM for the year ending March 31, 2005	Second half of July 2005

Book Closure Date

The dates of book closure are from July 15, 2004 to July 20, 2004 (both days inclusive).

Dividend

The Board of Directors of the Company has proposed a dividend of Rs.5 on equity shares of Rs.5 each. The dividend will be paid from August 2, 2004 onwards after approval of the Shareholders at AGM on July 28, 2004.

Listing on Stock Exchanges

Equity shares

- Hyderabad Stock Exchange Limited (Regional Stock Exchange)
- The Stock Exchange, Mumbai (BSE)
- The Calcutta Stock Exchange Association Limited
- Madras Stock Exchange Limited
- Ahmedabad Stock Exchange
- National Stock Exchange (NSE)

American Depository Shares (ADSs)

- New York Stock Exchange, New York

Notes:
1. Listing fees for the year 2004-2005 has been paid to the Indian Stock Exchanges.
2. Listing fees to NYSE for listing of ADSs has been paid for the calendar year 2004.
3. Shares are also traded at other stock exchanges as permitted securities.
4. The Company has filed an application with Hyderabad Stock Exchange Limited, The Calcutta Stock Exchange Association Limited, Madras Stock Exchange Limited and Ahmedabad Stock Exchange for voluntary delisting of its equity shares. Hyderabad Stock Exchange Limited has given the letter de-listing the company from stock exchange so far.

The following stock codes are used by different stock exchanges and web sites for identification of the scrip of the Company.

Mumbai Stock Exchange:	500124
National Stock Exchange:	DRREDDY
New York Stock Exchange (NYSE):	RDY
Reuters:	REDY.BO
Bloomberg:	DRRD@IN

International Securities Identification Number (ISIN)

ISIN is a unique identification number of a traded scrip. This number has to be quoted in each transaction relating to the dematerialised equity shares of the Company. The ISIN number of the equity shares of Dr. Reddy's Laboratories is **INE089A01023**.

CUSIP Number for ADSs

The Committee on Uniform Security Identification Procedures (CUSIP) of the American Bankers Association has developed a numbering system for securities. A CUSIP number uniquely identifies a security and its issuer and this is recognised globally by organisations adhering to standards issued by the International Securities Organization (ISO). Dr. Reddy's ADSs carry the CUSIP number **256135203**.

Overseas depository of ADSs	J P Morgan Chase Bank P.O. Box 43013 Providence, RI 02940-3013 Phone: +001-781-5754328 Email: shareholder@adr.com
Indian custodian of ADSs	ICICI Limited ICICI Towers, Bandra-Kurla Complex, Mumbai 400 051, Maharashtra, India Phone: +91-22-26531414 Fax: +91-22-26531122
Registrar for Indian shares (Common agency for demat and physical shares)	Bigshare Services Private Limited G-10 Left Wing, Amrutha Ville, Opp. Yashodha Hospital, Raj Bhavan Road, Hyderabad – 500 082 Phone: +91-40-23374967 Fax: +91-40-23370295 Contact Person: Mr. G S Dharma Veer Email: (hyd2_bigshare@sancharnet.in)

Equity history of the Company

Table 1 gives the equity history of the Company since its incorporation.

Table 1: Equity history of Dr. Reddy's

Date	Particulars	Issued	Cancelled	Cumulative
February 24, 1984	Issue to promoters	200	–	200
November 22, 1984	Issue to promoters	243,300	–	243,500
June 14, 1986	Issue to promoters	6,500	–	250,000
August 9, 1986	Issue to public	1,116,250	–	1,366,250
September 30, 1988	Forfeiture of 100 shares	–	100	1,366,150
August 9, 1989	Rights Issue	819,750	–	2,185,900
December 16, 1991	Bonus Issue	1,092,950	–	3,278,850
January 17, 1993	Bonus Issue	3,278,850	–	6,557,700
May 10, 1994	Bonus Issue	13,115,400	–	19,673,100
May 10, 1994	Issue to promoters	2,250,000	–	21,923,100
July 26, 1994	GDR underlying Equity Shares	4,301,076	–	26,224.176
September 29, 1995	SEFL Shareholders on merger	263,062	–	26,487.238
January 30, 2001	CDL Shareholders on merger	5,142,942	–	31,630,180
January 30, 2001	Cancellation of shares held in CDL	–	41,400	31,588,780
April 11,2001 & April 24, 2001	ADS underlying Equity Shares	6,612,500	–	38,201,280
July 9, 2001	GDR conversion into ADS	–	–	38,201,280
September 24, 2001	ARL Shareholders On merger	56,694	–	38,257,974
October 25, 2001	Sub division of equity shares	–	–	76,515,948
January 30, 2004	Allotment pursuant excercise of stock options	3,001	–	76,518.949

Description of voting rights

All shares issued by the Company carry the same voting rights.

Persons holding more than 1 per cent of the shares

Table 2 gives the names of the persons who hold more than 1 per cent or more shares of Dr. Reddy's as on March 31, 2004.

Table 2: Persons holding 1 per cent or more of the shares in the Company

Sr.No.	Name	No. of shares held*	% of paid up capital
1	Dr. Reddy's Holdings Pvt. Ltd.	17,461,730	22.82
2	Life Insurance Corporation of India	5,295,128	6.92
3	HSBC Global Investment Funds	1,566,611	2.05
4	Fidelity Management and Research Company	1,535,700	2.01
5	Emerging Markets Growth Fund Inc.	1,195,696	1.56
6	Top 50 Asien	1,084,288	1.42
7	M and G Investment Management Ltd.	905,549	1.18

Note: * Does not include ADS holdings

Stock Data

Table 3 gives the monthly high and low as well as the total number of shares/ADS traded per month on the BSE, NSE and the NYSE during the financial year 2003-04.

Table 3: Highs, lows and shares traded per month on BSE, NSE and NYSE, 2003-04

Month	BSE			NSE			NYSE		
	High (Rs.)	Low (Rs.)	No. of Shares	High (Rs.)	Low (Rs.)	No. of Shares	High (USD)	Low (USD)	No. of ADS
Apr-03	938.75	845.00	867,717	944.00	845.00	2,171,976	19.82	18.45	1,928,300
May-03	899.00	808.00	1,489,829	925.00	805.10	2,974,911	19.35	17.58	1,975,100
Jun-03	1,109.50	850.00	1,626,831	1,109.90	850.00	3,235,619	25.53	18.77	3,160,300
Jul-03	1,218.90	1,078.00	1,615,766	1,249.00	1,040.20	4,362,004	27.90	23.50	5,717,000
Aug-03	1,161.00	994.00	1,850,322	1,165.50	993.30	5,680,886	25.48	21.85	3,771,500
Sep-03	1,225.00	1,010.00	1,765,850	1,225.40	949.90	5,744,436	26.37	22.65	3,546,900
Oct-03	1,282.00	1,045.00	1,597,051	1,300.00	1,045.00	5,725,455	28.33	23.14	4,288,700
Nov-03	1,465.00	1,195.05	3,038,541	1,464.70	1,196.20	7,790,328	30.98	26.65	5,633,700
Dec-03	1,470.00	1,277.05	1,225,036	1,468.00	1,196.85	3,142,717	32.32	28.00	2,965,000
Jan-04	1,469.80	1,291.00	1,320,157	1,471.10	1,293.00	3,628,070	33.02	28.02	5,615,300
Feb-04	1,342.00	1,191.25	2,129,945	1,349.00	1,191.25	5,419,005	30.38	24.12	11,672,300
Mar-04	1,145.00	959.15	2,431,501	1,150.20	955.00	6,227,713	25.90	23.02	6,007,200

Note: 1 ADS = 1 Equity share

Chart 1 gives the movement of Dr. Reddy's share price movement on NSE during the year vis-a-vis and S&P CNX Nifty.

Chart 1: Movement of Dr. Reddy's share price in 2003-04 on NSE


250
200
150
100
50
0
S&P CNX Nifty
Dr. Reddy's NSE Share Price
Apr 03
May 03
Jun 03
Jul 03
Aug 03
Sep 03
Oct 03
Nov 03
Dec 03
Jan 04
Feb 04
Mar 04

Note: All values indexed to 100 as on April 1, 2003.

Chart 2 gives the movement of Dr Reddy's ADS prices on NYSE during the year vis-à-vis S&P ADR index.

Chart 2: Movement of ADS prices in 2003-04



180
160
140
120
100
80
60
40
20
0
Dr. Reddy's ADS Price
S&P ADS Index
Apr 03
May 03
Jun 03
Jul 03
Aug 03
Sep 03
Oct 03
Nov 03
Dec 03
Jan 04
Feb 04
Mar 04

Notes:

1. All values are indexed to 100 as on April 1, 2003.
2. The S&P ADR Index is based on the non-U.S. stocks comprising the S&P Global 1200. For details of the methodology used to compute this index please visit www.adr.com.

Chart 3: Premium (in per cent) on ADS traded at NYSE compared to price quoted at NSE



20%
15%
10%
5%
0%
-5%
-10%
Apr 03
May 03
Jun 03
Jul 03
Aug 03
Sep 03
Oct 03
Nov 03
Dec 03
Jan 04
Feb 04
Mar 04

Notes:

1. Premium has been calculated on a daily basis using RBI reference exchange rate.
2. Premium is calculated as a per cent of Dr. Reddy's share prices at NSE.

Shareholding pattern as on March 31, 2004

Table 4 and 5 give the data on shareholding classified on the basis of ownership and shareholder class respectively.

Table 4: Distribution of shareholdings on the basis of ownership as on March 31, 2004

	Physical	Demat	Total	Total %
Promoter's Holding				
Individuals	1,455,804	791,090	2,246,894	2.94
Companies	17,461,730	–	17,461,730	22.82
Other Directors	–	700	700	–
Sub Total	18,917,534	791,790	19,709,324	25.76
Indian Financial Institutions	600	5,785,244	5,785,844	7.56
Banks	11,576	77,882	89,458	0.12
Mutual Funds	1,326	2,059,737	2,061,063	2.69
Foreign Institutional Investors	5,644	15,958,859	15,964,503	20.86
NRIs	902,558	1,030,880	1,933,438	2.53
ADSs	–	20,490,993	20,490,993	26.78
Others Corporate Bodies	–	1,100	1,100	–
Indian Public and Corporates	2,877,535	7,605,691	10,483,226	13.70
Total	**22,716,773**	**53,802,176**	**76,518,949**	**100.00**

Table 5: Distribution of shareholding according to shareholder class as on March 31, 2004

Shares held	No. of shareholders	% of shareholders	No. of shares held (Rs.5/-)	% of share holding
1 to 5,000	47,583	94.82	24,802,070	6.48
5,001 to 10,000	1,324	2.64	9,759,190	2.55
10,001 to 20,000	697	1.39	10,034,370	2.62
20,001 to 30,000	198	0.39	4,921,375	1.29
30,001 to 40,000	108	0.21	3,731,570	0.98
40,001 to 50,000	60	0.12	2,699,660	0.71
50,001 to 100,000	84	0.17	5,980,190	1.56
100,001 and Above	131	0.26	3,20,666,320	83.81
Total	**50,185**	**100.00**	**3,82,594,745**	**100.00**

Dividend history

Table 6 gives the dividend history of Dr. Reddy's from 1996-97.

Table 6: Dividend history from 1996-97 to 2003-04 (per cent of face value of each share)

Year	Interim dividend	Final dividend	Total dividend
1996-97	–	30	30
1997-98	–	30	30
1998-99	–	30	30
1999-00	25	5	30
2000-01	–	40	40
2001-02	100	50	150
2002-03	–	100	100
2003-04	–	100	100[1]

Note: [1]proposed dividend

Nomination facility

Shareholders holding physical shares may, if they so want, send their nominations in prescribed Form 2B to the Registrars & Transfer Agents of the Company. Those holding shares in dematerialised form may contact their respective Depository Participant (DP) to avail the nomination facility.

Share transfer system

All services relating to share transfers and information may be had from:

M/s. Bigshare Services Private Limited
G-10 Left Wing, Amrutha Ville,
Opp. Yashodha Hospital,
Somajiguda, Hyderabad – 500 082
Phone: +91-40-23374967
Fax: +91-40-23370295
Email : hyd2_bigshare@sancharnet.in
Contact Person: Mr. Dharma Veer,
Branch Manager

The Company periodically audits the operations of Registrar and Transfer Agent. A practising Company Secretary also independently audits the efficiency and effectiveness of services rendered by Bigshare at regular intervals. The number of shares transferred in physical form during the last two financial years is given in Table 7.

Table 7: Shares transferred in physical form

	2003-04	2002-03
Number of transfers	407	365
Number of shares	52,353	1,498,515

Dematerialisation of shares

Dr. Reddy's scrip forms part of the compulsory dematerialisation segment for all investors with effect from February 15, 1999. To facilitate easy access for investors to the dematerialised system, the Company has signed up with both the depositories, namely, National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL), and has established connectivity with the depositories through our registrars — Bigshare Services Private Limited, Hyderabad. As on March 31, 2004, approximately 70.31 per cent of Dr. Reddy's shares have been dematerialised.

Dematerialisation of shares is done through Bigshare Services Private Limited and on an average the dematerialisation process is completed within 10 days from the date of receipt of a valid dematerialisation request along with the relevant documents.

Queries and requests received from shareholders in 2003-04

Table 8 gives details on all types of shareholder queries received and replied to during 2003-04. The pending queries and requests were either received during the last week of March 2004 or were pending due to non-receipt of information / documents from the respective shareholders.

Table 8: Shareholder queries and requests received and replied to in 2003-04

Nature of Letters	Received	Replied	Pending[1]
Change of address	770	770	–
Revalidation and issue of duplicate dividend warrants	662	613	49
Sub-division of shares	1,805	1,805	–
Share transfers	471	460	11
Split of shares	26	26	–
Stop transfer	23	23	–
Power of attorney registration	23	23	–
Change of bank mandate	79	79	–
Correction of name	3	3	–
Dematerialisation confirmation	2,773	2,754	19
Rematerialisation of shares	15	15	–
Issue of duplicate share certificates	45	44	1
Transmission of shares	54	54	–
General enquiry & emails	1,651	1,636	15

[1]Resolved by April 20, 2004

Dates and Venues of last three Annual General Meetings

Table 9: Last three Annual General Meetings

Year	Date and time	Location	Special resolution(s) passed
2000-2001	September 24, 2001 at 11.30 AM	Jewel Garden, 208, Sikh Road, Secunderabad – 500 009	• Amendment in Memorandum and Articles of Association • Issue of shares under ESOP • Payment of commission on net profits to non-executive Directors • Increase in investment limits for FIIs • Shifting of statutory books of the Company
2001-2002	August 26, 2002 at 11.30 AM	Hotel Viceroy, Tank Bund Road, Hyderabad – 500 080	• Amendment in Articles of Association
2002-2003	August 25, 2003 at 11.30 AM	Hotel Viceroy, Tank Bund Road, Hyderabad – 500 080	• Delisting of equity shares from four stock exchanges

All special resolutions in the Annual General Meetings held in 2001, 2002 and 2003 were passed through show of hands. An ordinary resolution relating to disposal of Company's formulation factory situated at Pondicherry was passed by postal ballot in 2003.

Review of the last Annual General Meeting

The last Annual General Meeting was held on August 25, 2003 at Convention Center, Hotel Viceroy, Tank Bund Road, Hyderabad at 11.30 AM. Apart from the ordinary business at the meeting, the following resolutions were passed at the meeting:

- Delisting of equity shares of the Company from Hyderabad Stock Exchange Limited (Regional Stock Exchange), The Calcutta Stock Exchange Association Limited, Madras Stock Exchange Limited and Ahmedabad Stock Exchange; and
- Disposal of Company's Formulations factory situated at Pondicherry.

Postal ballot

The shareholders passed a resolution under Section 293(1)(a) of the Companies Act, 1956 for the disposal of Company's Formulations factory situated at Pondicherry by postal ballot. The notice along with the postal ballot form were despatched on July 18, 2003 to all the Company's shareholders. The resolution was recorded as passed in the last Annual General Meeting held on August 25, 2003. Mr. B Satya Reddy, Company Secretary in Practice was appointed scrutinizer for this postal ballot. Table 10 gives the results of the postal ballot.

Disclosure on legal proceedings pertaining to shares

There are eleven pending cases relating to disputes over title of the shares, in which Company has been made a party. These cases however are not material in nature.

Table 10: Results of the postal ballot

Sr.No.	Particulars	Number	Shares
1	Ballot forms received	2,338	25,875.883
2	Ballot forms mutilated	1	200
3	Votes in favour of the Resolution	2,264	25,842.797
4	Votes against the Resolution	32	20.133
5	Invalid votes	41	12,753
6	Resolution carried by (%)		99.87
7	Ballot voting franchise exercised (%)		33.82

Unclaimed dividends

Pursuant to section 205A of the Companies Act, 1956, unclaimed dividends up to and including dividends for the financial year 1995-96 have been transferred to the general revenue account of the Central Government / Investor Education and Protection Fund.

The dividends for the following years, which remain unclaimed for seven years will be transferred to Investor Education and Protection Fund established by the Central Government under Section 205C of the Companies Act, 1956. Table 11 gives the transfer dates in this regard. Shareholders who have not claimed these dividends are, therefore, requested to do so before these are statutorily transferred to the Investor Education and Protection Fund. Shareholders who have not cashed their dividend warrants relating to the dividends specified in Table 11 are requested to immediately approach M/s Bigshare Services Private Limited, Hyderabad for issue of duplicate warrants/ demand drafts in lieu of the dividend warrants.

Non-compliance on matters relating to capital markets for the last three years

There have been no instances of non-compliance relating to capital markets in the last three years.

Table 11: Dates of transfer of unclaimed dividend

Financial year	Type of dividend	Date of declaration	Due for transfer
1996-1997	Final	25.09.1997	13.11.2004
1997-1998	Final	25.09.1998	13.11.2005
1998-1999	Final	24.09.1999	12.11.2006
1999-2000	Interim	23.03.2000	11.05.2007
1999-2000	Final	29.09.2000	17.11.2007
2000-2001	Final	24.09.2001	31.10.2008
2001-2002	Interim	31.10.2001	07.12.2008
2001-2002	Final	26.08.2002	02.10.2009
2002-2003	Final	25.08.2003	01.10.2010
1996-1997	Final (erstwhile Cheminor Drugs Limited)	26.09.1997	14.11.2004
1997-1998	Final (erstwhile Cheminor Drugs Limited)	26.09.1998	14.11.2005
1998-1999	Final (erstwhile Cheminor Drugs Limited)	25.09.1999	13.11.2006
1999-2000	Interim (erstwhile Cheminor Drugs Limited)	23.03.2000	11.05.2007
1999-2000	Final (erstwhile Cheminor Drugs Limited)	06.07.2000	24.08.2007

Financial results on Company's website

The quarterly, half yearly and annual results of the Company are displayed on its website www.drreddys.com. Presentations to analysts, as an when made, are immediately put on the web-site for the benefit of the shareholders and public at large. Apart from the above, the Company also regularly provides relevant information to the stock exchanges as per the requirements of the listing agreements.

Plant locations (in India)

Bulk Drugs

Bulk Drugs – I
Plot No. 137,138 & 146
IDA Bollaram
Jinnaram Mandal
Medak Dist., AP
Pin: 502 320

Bulk Drugs – II
Plot No.110&111
IDA Bollaram
Jinnaram Mandal
Medak Dist., AP
Pin: 502 320

Bulk Drugs – III
Plot No.116
IDA Bollaram
Jinnaram Mandal
Medak Dist., AP
Pin: 502 320

Bulk Drugs – IV
Plot No.9/A
Phase-III
IDA Jeedimetla
Ranga Reddy Dist., AP
Pin: 500 055

Bulk Drugs – V
Peddadevulapally
Tripuraram Mandal
Nalgonda Dist., AP
Pin: 508 207

Bulk Drugs – VI
IDA Pydibheemavaram
Ransthal Mandal
Srikakulam Dist., AP
Pin: 532 409

Formulations

Formulation – I
IDA Bollaram
Jinnaram Mandal
Medak Dist., AP
Pin: 502 320

Formulation – II
S Y No.42, Bachupally
Quthbullapur Mandal,
Ranga Reddy Dist., AP
Pin: 500 123

Formulation – IV
Ward-F, Block-4
Adavipolam, Yanam,
Pondicherry
Pin: 533 464

Formulation – V
Plot No. A-3 to A-6,
Phase 1-A,
Verna Industrial Estate,
Verna, Goa
Pin: 403 722

Generics
Survey No.41 Bachupally,
Quthbullapur Mandal,
Ranga Reddy Dist., AP
Pin: 500 043

Biotech
Survey No.47 Bachupally,
Quthbullapur Mandal,
Ranga Reddy Dist, AP
Pin: 500 043

Custom Chemical Services
Bollaram Road,
Miyapur,
Hyderabad, AP
Pin: 500 050

Critical Care
Survey No.47 Bachupally,
Quthbullapur Mandal,
Ranga Reddy Dist., AP
Pin: 500 043

Discovery Research
Bollaram Road,
Miyapur, Hyderabad, AP
Pin: 500 050

Plant locations (Outside India)

Dr. Reddy's Laboratories (UK) Limited
Riverview Road, Beverly,
East Yorkshire, HU 17 Old,
United Kingdom

Kunshan Rotam Reddy Pharmaceutical Co. Limited
Huangpujiangzhonglu
Kunshan Economic and
Technological Development Zone,
Jiangsu province, China

Dr. Reddy's Laboratories (UK) Limited
208-214, York Road,
Battersea, London,
SW 11 3SD,
United Kingdom

Information about new Directors and re-appointed Directors

The information is given in the Section on 'Corporate Governance'.

Certificate from the Company Secretary

I, V Viswanath, Company Secretary of Dr. Reddy's Laboratories Limited, hereby confirm that the Company has:

a. Maintained all the books of accounts and statutory registers prescribed under the Companies Act, 1956.

b. Filed all forms and returns and furnished all necessary particulars to the Registrar of Companies and/ or Authorities as required under the Companies Act, 1956.

c. Conducted the board meeting and Annual General meetings as per the Companies Act, 1956 and the minutes thereof were properly recorded in the minutes books.

d. Effected share transfers and despatched the certificates within the time limit prescribed by various authorities.

e. Not exceeded the borrowing powers.

f. Paid dividend to the shareholders within the time limit prescribed and has also transferred the unpaid dividend to the Investor Education and Protection Fund within the time limit.

g. Complied with the regulations prescribed by the Stock Exchanges, SEBI and other Statutory Authorities and also the statutory requirements under the Companies Act, 1956 and other applicable statutes in force.

The certificate is given by the undersigned according to the best of his knowledge and belief, knowing fully well that on the faith and strength of what is stated above, the shareholders of the Company will place full reliance on it.

Sd.

Date: May 28, 2004 — V Viswanath

Place: Hyderabad — Company Secretary

Queries at Annual General Meeting

Shareholders desiring any information with regard to the accounts are requested to write to the Company at an early date so as to enable the management to keep the information ready. The queries relating to operational and financial performance may be raised at the Annual General Meeting.

The Company provides the facility of Investor-Helpdesk at the Annual General Meeting. Shareholders may give their queries relating to shares, dividends etc. at this Investor-Helpdesk.

Intangibles valuation

As at March 31

EVA – Economic Value Added®

(Rs. in millions)

	2004	2003	2002	2001
Shareholders Funds	21039	18832	15457	5241
Debt – LT	31	41	47	1003
Total Capital Employed	**21070**	**18873**	**15504**	**6244**
Earnings Before Interest & Tax (EBIT)	2555	3944	5095	1460
Tax on EBIT*	205	398	423	411
NOPAT (a)	**2350**	**3546**	**4672**	**1049**
Cost of Debt	1.9%	1.9%	1.9%	6.6%
Cost of Equity & Retained Earnings	10.8%	11.9%	12.8%	16.1%
Weighted average cost of capital	**10.8%**	**11.9%**	**12.7%**	**14.6%**
Capital charges (b)	**2267**	**2238**	**1973**	**910**
Economic Value Added (a-b)	**83**	**1307**	**2699**	**140**

® EVA is a registered trademark of Stern Stewart & Co.

Economic Value Added
(Rs. in millions)



2699
1307
83
2002
2003
2004

Note:
1. The cost of equity is calculated by using the following formula:
   Return on risk-free investment + expected risk premium on equity investment adjusted for the beta variant for Dr. Reddy's in India
2. 10-year G-Sec yield taken as the risk-free rate of investment (5.1677%)
3. Beta value of 0.57 used for calculation of cost of equity
4. Taxes on EBIT calculated at the Effective Tax Rate (excluding deferred taxes)
5. All the calculations are based on US GAAP Consolidated Financials

As at March 31

MVA – Market Value Added

(Rs. in millions)

	2004	2003	2002	2001	2000	1999
Current Market Value of Debt	31	41	47	1003	3963	3021
No of outstanding shares (Mn)	77	77	77	32	32	32
Share price details*						
High for the year	1461	1150	1150	1494	1500	616
Low for the year	816	675	432	1159	939	396
Average Price	**1139**	**912**	**791**	**1327**	**1220**	**506**
Average Market Value of Equity	87124	69821	60527	41984	38597	16015
Market Value of Debt & Equity	87156	69862	60574	42987	42560	19036
Book Value of Debt & Equity	21070	18873	15504	6244	8731	7226
Market Value Added	**66085**	**50989**	**45070**	**36743**	**33829**	**11810**
Net MVA during the year	**15096**	**5919**	**8327**	**2914**	**22019**	

* Share price in 2002 adjusted for stock split

Market Value Added
(Rs. in millions)

66085
50989
45070

2002 2003 2004

Directors' report

Dear members,

Your Directors are pleased to present the 20th Annual Report for the year ended March 31, 2004.

The financial highlights of the year were:

Financial Highlights

Table-1 gives the financial highlights of the Company in the financial year 2003-04 as compared to previous financial year on Indian GAAP standalone basis.

Dividend

Your Directors are pleased to recommend a dividend of Rs.5 per equity share of Rs.5 for the financial year 2003-04. The dividend, if approved at the ensuing Annual General Meeting, will be paid to those shareholders whose name appear on the register of members of the Company as on July 20, 2004.

The dividend would be tax-free for the shareholders.

Equity share capital

The Company has allotted 3,001 equity shares of Rs.5 each to the employees who exercised their Stock Options under Dr. Reddy's Employee Stock Option Scheme, 2002. The paid up share capital of the Company stands at Rs.382,594,745 as on March 31, 2004.

Employee Stock Options Scheme

Table-2 gives the details of stock options granted under the Dr. Reddy's Employee Stock Option Scheme 2002 as on March 31, 2004.

Table 1: Financial highlights in the financial year 2003-04.

	For the year ended March 31	
		(Rs. in thousands)
	2003-04	2002-03
Income	**17,423,711**	**15,750,606**
Gross profit	**3,750,657**	**4,919,968**
Depreciation	717,219	608,365
Profit before tax	3,033,438	4,311,603
Taxation		
Current tax	201,478	390,677
Net profit for the year	**2,831,960**	**3,920,926**
Add: Profit and loss brought forward	1,265,305	775,977
Less: Accumulated Loss of Zenovus Bio-tech Ltd.	2,520	–
Total available for appropriation	**4,094,745**	**4,696,903**
Appropriations:		
Proposed dividend on equity shares *(subject to deduction of tax)	382,595	382,580
Tax on proposed dividend	49,020	49,018
Transfer to general reserve	2,000,000	3,000,000
Balance carried forward	1,663,130	1,265,305

Table 2: Details of Stock Options

Sr.No.	Description	Details
a)	Options granted	981,745[1]
b)	The pricing formula	The scheme provides for grant of options at a price not less than previous thirty days' weighted average price of the equity shares of the Company on the stock exchange on the date of grant. However, the Company has granted 80,000 options at the par value of the shares i.e., Rs.5 per share subject to the approval of shareholders in ensuing Annual General Meeting.
c)	Options vested	324,644
d)	Options exercised	3,001
e)	The total number of shares generated as a result of exercise of option	3,001
f)	Options lapsed	67,706[2]
g)	Variation of terms of options	NIL
h)	Money realised by exercise of options	Rs. 3,025,378
i)	Total number of options in force	911,038[1]
j)	Employee wise details of options granted to	
	(i) Senior managerial personnel	

Name	No. of options
Adam Levitt	44,000
Andrew J Millar	37,000
Arun Sawhney	19,700
Ashwini Kumar Malhotra	10,520
Dennis Langer	30,000[1]
Jaspal Bajwa	10,000
K B Sankar Rao	11,290
Mark Hartman	70,000
R Rajagopalan	16,200
Raghu Cidambi	10,000
Saumen Chakraborty	15,500
Timothy Crew	56,500
Uday Saxena	90,270
V S Vasudevan	15,740

Sr.No.	Description	Details
	(ii) Any other employee who received a grant in any one year of option amounting to 5 per cent or more of option granted during that year.	NIL
	(iii) Identified employees who were granted option, during any one year, equal to or exceeding 1 per cent of the issued capital (excluding outstanding warrants and conversions) of the Company at the time of grant.	NIL
k)	Diluted Earnings Per Share (EPS) pursuant to issue of shares on exercise of option calculated in accordance with International Accounting Standard (IAS) 33.	32.32

[1] In addition the Company has granted 80,000 options on January 19, 2004 subject to the approval of shareholders in ensuing Annual General Meeting.
[2] Options lapsed due to employees leaving the job.

Corporate governance

A detailed report on the Corporate Governance system of the Company is provided in the annual report.

Additional information to shareholders

The share related information is provided in the annual report.

Management Discussion and Analysis

A detailed Management Discussion and Analysis is provided in the annual report.

Subsidiary companies

The Company had 23 subsidiary companies as on March 31, 2004. The members may refer to the Statement under Section 212 of the Companies Act, 1956 for further information on these subsidiaries.

The Central Government has vide its letter no: 47/151/2003-CL-III dated 14th June, 2004 granted approval to the Company for not attaching the financials of subsidiary companies to the financials of the Company.

The members may access the information on the financials of the subsidiary companies on the corporate website of the Company www.drreddys.com. However, the members may, if they desire, write to the Company Secretary at Dr. Reddy's Laboratories Ltd., 7-1-27, Ameerpet, Hyderabad – 500 016 for getting a copy of the subsidiary financials.

Directors responsibility statement:

In terms of Section 217 (2AA) of the Companies Act, 1956, your Directors confirm as under:

1. In preparation of annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;
2. We have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year 2003-04 and of profit made by the Company for that period;
3. We have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;
4. We have prepared the annual accounts on an ongoing concern basis.

Fixed deposits

Your Company has not accepted any fixed deposits and hence no amount of principal or interest was outstanding as of the balance sheet date.

Directors

Dr. A Venkateswarlu retired by rotation at the last Annual General Meeting. He had expressed his intention not to opt for re-appointment at the last Annual General Meeting. The Company expressly resolved at the same meeting not to fill this vacancy.

Mr. Anupam Puri and Dr. P Satyanarayana Rao retire by rotation at the ensuing Annual General Meeting. Dr. P Satyanarayana Rao has expressed his intention not to opt for re-appointment. The brief profile of Mr. Anupam Puri is given in the Corporate Governance section for the reference of members.

Auditors

The Statutory Auditors of the Company M/s Bharat S Raut & Co., Chartered Accountants, retire at the ensuing Annual General Meeting and have confirmed their eligibility and willingness to accept office, if reappointed. The

Audit Committee and the Board of Directors recommend M/s Bharat S Raut & Co. as Statutory Auditors of the Company for the financial year 2004-05.

Cost Audit

Pursuant to Section 233B of the Companies Act, 1956, the Central Government has prescribed Cost Audit of the Company's Bulk Drugs Division and Formulation Division. The Cost Audit is under process and the Company will submit the Cost Auditors' report to the Central Government in time.

M/s R R Sharma, the Cost Auditors of the Company expressed their intention not to opt for re-appointment at the Board Meeting held on May 28, 2004. Subject to the approval of the Cental Government, the Board has appointed M/s Sagar Associates as Cost Auditors of the Company for the financial year 2004-05.

Particulars of employees

Under the provisions of Section 217(2A) of the Companies Act, 1956 read with Companies (Particulars of Employees) Rules, 1975 as amended, the names and other particulars of employees are set out in the Annexure –1 to the Directors' Report.

Conservation of energy research and developments, technology absorption, foreign exchange earning and outgo

The particulars as prescribed under Clause (e) of Subsection (1) of 217 of the Companies Act, 1956, read with the Companies (Disclosure of particulars in the report of Board of Directors) Rule, 1988 are added as Annexure – 2 hereto and the same forms a part of this report.

Acknowledgment

Your Directors place on record their sincere appreciation for significant contribution made by the employees through their dedication, hard work and commitment and the trust reposed on us by the medical fraternity and the patients.

We also acknowledge the support and wise counsel extended to us by the analysts, bankers, government agencies, shareholders and investors. We look forward to having the same support in our endeavour to help people lead healthier lives.

For Dr. Reddy's Laboratories Limited

Date: May 28, 2004 Dr. K. Anji Reddy
Place: Hyderabad Chairman

Annexure-I

Statement of particulars of employees as per provisions of Sec 217(2a) of the Companies Act, 1956.

Sl. No.	Name of the Employee	Age	Designation	Gross Remuneration (Rs.)	Qualification	Experience in Years	Date of Commencement of Employment	Particulars of Last Employment
Employed for the full year								
1	Dr. K Anji Reddy	64	Executive Chairman	45,967,676	B.Sc.(Tech), Ph.D.,	34	01.09.1986	Managing Director. Standard Organics Ltd.
2	Mr. G V Prasad	43	Executive Vice Chairman and CEO	23,163,838	B.Sc., (Chem Eng), MS (Indl. Admn)	20	30.06.1990	Promoter Director, Benzex Labs Pvt. Ltd.
3	Mr. K Satish Reddy	36	Managing Director and COO	23,163,838	B.Tech., M.S.	12	18.01.1993	Director, Globe Organics Ltd.
4	Mr. V S Vasudevan	53	Chief Finacial Officer	4,003,812	B Com, ACA	30	01.04.1986	Finance Head, Standard Equity Fund Ltd.
5	Dr. R Rajagopalan	54	President	4,135,412	Ph.D.	31	18.04.1994	Principal Research Scientist, Hoechst India Ltd
6	Mr. Arun Sawhney	48	President	6,466,584	B.Com. PGDBM	21	01.06.2001	Chief Executive, Max-GB Ltd.
7	Mr. Abhijit Mukherjee	45	President	2,956,770	B Tech (Chem)	15	15.01.2003	President, Atul Ltd.
8	Mr. K B Sankara Rao	50	Executive Vice President	4,250,385	M Pharma	26	29.09.1986	Production Executive, Cipla Ltd
9	Mr. Saumen Chakraborty	43	Executive Vice President	4,230,904	MBA, IIM	27	02.07.2001	Vice President, Tecumsesh
10	Mr. S Venkatraman	57	Senior Vice President	2,426,482	M.Sc.	30	25.03.1987	GM-Tech, Uniloids Ltd.
11	Mr. Vilas M Dholye	54	Senior Vice President	3,142,986	B.Chem.Engg	30	18.12.2000	VP, Pidilite Industries Ltd.
12	Mr. Ashwani Kumar Malhotra	48	Senior Vice President	3,562,189	M Pharm, PGD-IE&M, PGD-CS	24	08.02.2001	Unit Head, Cipla Ltd.
13	Mr. C V Narayana Rao	49	Vice President	2,986,397	M Pharma	27	01.07.1994	Associate Director, Park India Ltd.
14	Mr. Ranjan Chakraborty	46	Vice President	2,443,779	Ph.D.	16	08.02.1995	Research Associate, University of Massachusetts Medical Care
15	Dr. N R Srinivas	44	Vice President	3,638,636	Ph.D.	14	01.06.2001	Senior Research Investigator, Bristol Myers Sqibbs Company
16	Dr. Javed Iqbal	57	Distinguished Research Scientist	2,674,188	Ph.D.	25	02.01.2003	Director, Regional Research Laboratory
Employed for the part of the year								
17	Mr. Jaspal Singh Bajwa	52	President	4,654,715	MBA	27	10.04.2003	Executive Director and COO, Marico Industries Ltd.
18	Dr. Jayaram Chigurupati	41	Executive Vice President	919,483	Ph.D., MBA	15	10.04.1997	Co-founder and Vice President. Viral Therapeutics Inc.
19	Dr. G Om Reddy	55	Senior Vice President	4,012,238	Ph.D.	27	07.05.1992	Sr. Research Scientist, TDL Chemicals Ltd.
20	Mr. B R Reddy	58	Senior Vice President	5,173,599	B.Sc.	31	06.06.1989	Purchase Manager, Vogal Laboratories Ltd.
21	Mr. Arvind Vasudeva	44	Vice President	2,674,786	B Tech, PGD on Op. Mgt	26	07.01.1994	Marketing Planning Manager, Astro IDL
22	Dr. M Satyanarayana Reddy	47	Vice President	5,166,143	Ph.D.	16	01.07.1992	Group Leader, Standard Research Centre
23	Dr. R Buchi Reddy	47	General Manager	1,447,914	Ph.D.	22	23.12.1994	Senior Research Fellow, Principal Regional Engg. College

1. All the above employments are contractual.
2. Dr. K Anji Reddy, Mr. G V Prasad and Mr. Satish Reddy are relatives within the meaning of Section 6 of the Companies Act, 1956.
3. Dr. K Anji Reddy, Mr. G V Prasad and Mr. Satish Reddy are also eligible for commission on the net profits of the company. The Commission has been included in the remuneration specified above.

Annexure-II

Form A

Form for Disclosure of Particulars with respect to Conservation of Energy.

A. Power and fuel consumption

1. Electricity

Purchased	For the year ended March 31	
	2004	2003
Units	65,472,343	54,729,710
Total amount (Rs.)	246,017,471	227,292,779
Rate/Unit (Rs.)	3.76	4.15

Own generation – through diesel generator set

	2004	2003
Units	6,880,517	5,821,568
Units per ltr. of diesel oil	3.63	3.21
Cost/Unit (Rs.)	6.36	6.10

2. Coal (used in boiler)

	For the year ended March 31	
	2004	2003
Quantity (tonnes)	25,342	23,711
Total Cost (Rs.)	51,780,080	46,796,668
Average rate (Rs.)	2,043	1,902

Form B

Research and Development (R & D)

1. Specific areas in which R & D were carried out by the Company.

- Development of lab scale processes for pharmaceutical products and new polymorphism with a good market potential worldwide.
- Development of novel polymorphs for pharmaceutical products with substantial market potential worldwide.
- Development of novel/non infringing and cost effective routes of synthesis for products.
- Study of impurity profiles and metabolites of products
- Development and commercialisation of products in therapeutic areas of Pain management, Diabetes management, Women health care, Cardio Vascular, Gastro intestinal, Dental care and Oncology.
- Development of Analytical methods.
- Packaging development for New Products and improvements in existing packs.
- Development of patent non infringing formulations and technologies

2. **Benefits derived as a result of the R&D**

- Commercial production of the Glimipiride, Gatifloxacin, Levofloxacin Hemihydrate, Levetaracetam, Lansoprazole, Moxifloxacin, Pioglitazone, Pantoprazole Na, Quitiapine, Rosiglitazone Maleate F-III, Rabeprazole Na, Risperidone F-1 Tamsulosin, Rivastigmine and Repaglinide has commenced.
- Modification of existing manufacturing processes for some of the products have led to significant savings in cost of production.
- Modifications of existing manufacturing processes for reducing the time cycle.
- Analytical methods developed for the products in identified therapeutic area.
- Clinical trials and bio-equivalence studies completed for identified molecules.
- Received 'World Star' Award for anti-counterfeit pack for 'OMEZ'capsules.
- Realized considerable savings in Raw materials and packing materials.
- Clinical trials and bio-equivalence studies completed for identified products.
- Conceptualization of novel ideas and patent filing for identified products.

3. **Future plan of action**

- Commercialisation of new products for which the products are under trials at development stage. Several new products have been identified after a thorough study of the market and the processes to manufacture these products will be developed in the R&D lab.
- Development of Analytical methods for the new products and method validations. Development of new products in identified therapeutic areas.
- Development of Finished Dosage forms for International Markets.
- Clinical trials and Bio-equivalence studies for new products.
- Development of innovative packs, which provide pack differentiation in the areas of Customer convenience, Child resistance, Anti-counterfeit features and better aesthetic appeal.
- Development of generic and new drug products for European Market.
- Expand existing Biopharmaceutics team structure into Clinical Pharmacology and Pharmacokinetics (CPP).

4. Expenditure on R & D:

For the year ended March 31

		2004	2003
A	Capital (Rs.)	349,997,835	246,304,521
B	Recurring (Rs.)	1,910,491,494	1,388,630,821
C	Total (Rs.)	2,260,489,329	1,634,935,342
	Total R & D expenditure as a percentage of total turnover	12.99%	9.92%

Technology, absorption, adaptation and innovation	
1 Efforts, in brief, made towards technology absorption, adaptation and innovation.	The Company has a full-fledged R&D Division continuously engaged in research on new products and process development of existing products. The Company has developed indigenous technology in respect of the products manufactured by them. As soon as the technology is developed for a product, it is tested in Pilot Plant and thereafter commercial production is taken up. It is our aim to continuously upgrade the technology.
2 Benefits derived as a result of the above efforts, e.g., product improvement, cost reduction, product development, import substitution, etc.	Product quality improvement, cost reduction, product development, import substitution etc. The continuous up gradation and adoption of technology has benefited the Company in the form of better production process, better yields, excellent quality of the end product and cost reduction.
3 In case of imported technology (imported during the last 5 years reckoned from the beginning of the financial year), following information may be furnished: a) Technology imported, b) Year of import, c) Has technology been fully absorbed, d) If not fully absorbed, areas where this has not taken place, reasons there for and future plans of action.	No imported technology

Form C.

Foreign exchange earnings and outgo

Please refer information given in the notes to accounts on the annual accounts of the Company in Schedule 20 Notes on accounts item No.17 to item No.20.

Indian GAAP Standalone Financials with Schedules

Management Discussion and Analysis

Indian GAAP Financial Performance – Standalone

The following table gives a summary of Dr. Reddy's financial performance as a standalone corporate entity.

		For the year ended March 31	
			Rs. in million
		2004	**2003**
1	Gross Sales	17,402	15,983
2	Excise duty	736	697
3	Net Sales (1-2)	16,666	15,286
4	Other income	758	465
5	Total income	17,424	15,751
6	Materials costs	5,813	4,575
7	Personnel costs	1,538	1,266
8	Operating and other expenses	3,744	3,295
9	Depreciation and amortisation	717	608
10	Finance charges	15	34
11	Research and development expenses	1,910	1,339
12	Other costs	307	269
13	Provision for decline of long-term investments and investments written off	346	51
14	Total expenditure	14,390	11,437
15	Operating PBDIT (3-14+9+10)	3,008	4,491
16	PBIT (15+4-9)	3,049	4,348
17	PBT (16-10)	3,034	4,314
18	Current tax	202	402
19	Deferred tax	(1)	(12)
20	PAT (17-18-19)	2,833	3,924

Note: In order to get a more accurate picture of the company's operational performance, operating PBDIT has been calculated net of "other income"

Some of the salient features of the Company's financial performance for the year 2003-04 are:

- Net sales increased by 9 per cent from Rs. 15,286 million in 2002-03 to Rs. 16,666 million in 2003-04.
- Total income grew by 11 per cent from Rs. 15,751 million in 2002-03 to Rs. 17,424 million in 2003-04.
- Profit before depreciation, interest and tax (PBDIT) calculated net of other income declined by 33 per cent from Rs. 4,491 million in 2002-03 to Rs. 3,008 million in 2003-04.
- Operating profit margin (Operating PBDIT/Net Sales) declined from 29 per cent in 2002-03 to 18 per cent in 2003-04.
- Post-tax profit (PAT) decreased by 28 per cent from Rs. 3,924 million in 2002-03 to Rs. 2,833 million in 2003-04.

Auditors' Report to the members of Dr Reddy's Laboratories Limited

We have audited the attached Balance Sheet of Dr. Reddy's Laboratories Limited ("the Company") as at March 31, 2004 and the Profit and Loss Account of the Company for the year ended on that date annexed thereto and the Cash Flow Statement for the year ended on that date. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

1 We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

2 As required by the Companies (Auditor's Report) Order, 2003, issued by the Central Government of India in terms of sub-section (4A) of section 227 of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

3 Further to our comments in the Annexure referred to in paragraph 2 above, we report that:

(a) we have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;

(b) in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

(c) the Balance Sheet, Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account;

(d) in our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report comply with the accounting standards referred to in sub-section (3C) of section 211 of the Companies Act, 1956 to the extent applicable;

(e) on the basis of written representations received from the directors, and taken on record by the Board of Directors, we report that none of the directors are disqualified as at March 31, 2004 from being appointed as a director in terms of clause (g) of sub-section (1) of section 274 of the Companies Act, 1956; and

(f) in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

(i) in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2004;

(ii) in the case of the Profit and Loss Account, of the profit of the Company for the year ended on that date; and

(iii) in the case of Cash Flow Statement, of the cash flows of the Company for the year ended on that date.

for **Bharat S Raut & Co.**
Chartered Accountants

Pradip Kanakia
Partner
Membership No.: 39985

Place: Hyderabad
Date: 28 May 2004

Annexure to the Auditors' Report

The Annexure referred to in paragraph 2 of our report to the members of Dr. Reddy's Laboratories Limited ("the Company") for the year ended March 31, 2004. We report that:

1. The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.
2. The Company has a phased programme of physical verification of its fixed assets which, in our opinion, is reasonable having regard to the size of the Company and the nature of its assets. In accordance with this programme, certain fixed assets were physically verified by management during the year and no material discrepancies were identified during such verification.
3. Fixed assets disposed off during the year were not substantial and therefore do not affect the going concern assumption.
4. The inventories have been physically verified by management at reasonable intervals during the year.
5. In our opinion, the procedures of physical verification of inventories followed by management are reasonable and adequate in relation to the size of the Company and the nature of its business.
6. The Company has maintained proper records of inventory. The discrepancies noticed during the physical verification of inventories as compared to book records were not material and have been properly dealt with in the books of account.
7. The Company has neither granted nor taken any loans, secured or unsecured to/from companies, firms or other parties covered in the register maintained under section 301 of the Companies Act, 1956. Consequently clauses 4(iii)(a) to 4(iii)(d) of the Companies (Auditor's Report) Order, 2003 are not applicable to the Company.
8. In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business for purchase of inventory and fixed assets and for the sale of goods. In our opinion and according to the information and explanations given to us, there is no continuing failure to correct major weaknesses in internal controls.
9. Based on the audit procedures performed by us and according to the information and explanations given by the management, we are of the opinion that transactions that need to be entered into the register maintained under section 301 of the Companies Act have been so entered and the transactions have been made at prices which are reasonable having regard to the prevailing market prices at the relevant time.
10. The Company has not accepted any deposits from the public and consequently, the directives issued by the Reserve Bank of India and the provisions of Section 58A and 58AA of the Companies Act, 1956 and the rules framed thereunder are not applicable to the Company.
11. In our opinion, the Company has an internal audit system commensurate with its size and the nature of its business.
12. We have broadly reviewed the books of account maintained by the Company pursuant to the rules prescribed by the Central Government for maintenance of cost records under Section 209(1)(d) of the Companies Act, 1956, and are of the opinion that *prima facie* the prescribed accounts and records have been made and maintained. We have not, however made a detailed examination of the records with a view to determining whether they are accurate or complete.
13. According to the information and explanations given to us and on the basis of our examination of the books of account, the Company has been generally regular in depositing undisputed statutory dues including Provident Fund, Investor Education and Protection Fund, Employees' State Insurance, Income tax, Sales tax, Wealth tax, Customs duty, Excise duty, Cess and any other material statutory dues during the year with the appropriate authorities.
14. According to the information and explanations given to us there are no amounts in respect of Sales tax, Income tax, Customs duty, Wealth tax, Excise duty and Cess that have not been deposited with the appropriate authorities on account of any dispute other than those mentioned in Annexure I to this report.
15. The Company does not have accumulated losses at the end of the financial year and has not incurred cash losses in the financial year and in the financial year immediately preceding such financial year.
16. In our opinion and according to the information and explanations given to us, the Company has not defaulted in repayment of dues to financial institutions, banks or debenture holders.
17. The Company has not granted loans and advances on the basis of security by way of pledge of shares, debentures and other securities. Accordingly, clause 4(xii) of the Order is not applicable.
18. In our opinion and according to the information and explanations given to us, the Company is not a chit fund/nidhi/mutual benefit fund/society. Accordingly, clause 4(xiii) of the Order is not applicable.
19. According to the information and explanations given to us, the Company is not dealing or trading in shares, securities, debentures and other investments. Accordingly, clause 4(xiv) of the Order is not applicable.
20. In our opinion and according to the information and explanations given to us, the terms and conditions on which the Company has given guarantees for loans taken by others from banks or financial institutions are not prejudicial to the interests of the Company.
21. According to the information and explanations given to us and on the basis of our examination of the books of account, the term loans obtained by the Company were applied for the purpose for which such loans were obtained.

22. According to the information and explanation given to us and on an overall examination of the balance sheet of the Company, we are of the opinion that no funds raised on short-term basis have been used for long term investment. Further, a part of the long-term funds has been used to finance working capital and short-term investments.
23. The Company has not made any preferential allotment of shares to parties and companies covered in the Register maintained under Section 301 of the Companies Act, 1956. Accordingly, clause 4(xviii) of the Order is not applicable.
24. The Company has not issued any debentures. Accordingly, clause 4(xix) of the Order is not applicable.
25. The Company has disclosed the end use of money raised by public issues, which has been verified by us.
26. We have been informed that an employee of the Company had misappropriated funds amounting to Rs. 16,831 thousands during the preceeding years and year under audit. The employee has been dismissed and criminal proceedings are in progress. The Company has recovered an amount of Rs. 15,500 thousands from the employee. Similarly, we have been informed that another employee of the Company had misappropriated 900 shares having a market value of Rs. 1,450 thousands during a preceding year. The employee has been dismissed and arrested. The Company has recovered the entire amount from the employee.

for **Bharat S Raut & Co.**
Chartered Accountants

Pradip Kanakia
Partner
Membership No.: 39985

Place: Hyderabad
Date: 28 May 2004

Balance Sheet

	Schedule	2004	2003
			As at March 31
		(All amounts in Indian Rupees thousands, except share data)	
Sources of funds			
Shareholders' funds			
Share capital	1	382,595	382,580
Reserves and surplus	2	20,087,566	17,686,622
		20,470,161	**18,069,202**
Loan funds			
Secured loans	3	356,379	42,905
Unsecured loans	4	225,846	244,654
		582,225	287,559
Deferred tax liability, net	19 (5)	422,582	423,468
		21,474,968	**18,780,229**
Application of funds			
Fixed assets	5		
Gross block		8,109,506	6,851,278
Less: Accumulated depreciation		(3,528,523)	(2,893,642)
Net block		4,580,983	3,957,636
Capital work-in-progress (including capital advances)		1,052,469	514,067
		5,633,452	**4,471,703**
Investments	6	6,120,511	1,566,374
Current assets, loans and advances			
Inventories	7	2,580,110	2,401,168
Sundry debtors	8	4,440,462	4,324,515
Cash and bank balances	9	4,080,832	6,884,002
Loans and advances	10	2,114,856	1,868,143
		13,216,260	**15,477,828**
Current liabilities and provisions			
Current liabilities	11	2,913,942	2,183,378
Provisions	12	581,313	552,298
		3,495,255	2,735,676
Net current assets		**9,721,005**	**12,742,152**
		21,474,968	**18,780,229**
Notes to accounts	19		

The schedules referred to above form an integral part of the Balance Sheet

As per our report attached

for **Bharat S Raut & Co.**
Chartered Accountants

Pradip Kanakia
Partner
Membership No.: 39985

Place: Hyderabad
Date: May 28, 2004

for **Dr. Reddy's Laboratories Limited**

Dr. K Anji Reddy
Chairman

G V Prasad
Executive Vice Chairman & CEO

K Satish Reddy
Managing Director & COO

V S Vasudevan
Chief Financial Officer

V Viswanath
Company Secretary

Profit and Loss Account

For the year ended March 31

(All amounts in Indian Rupees thousands, except share data)

	Schedule		2004		2003
Income					
Sales (Gross)		17,401,999		15,983,145	
Less: Excise duty on sales		735,723		697,269	
Sales (Net)			16,666,276		15,285,876
Service income			–		143
Other income	13		757,435		464,587
			17,423,711		**15,750,606**
Expenditure					
Material costs	14		5,812,982		4,575,416
Conversion charges			195,316		119,446
Excise duty			54,120		149,929
Personnel costs	15		1,538,385		1,266,246
Operating and other expenses	16		3,744,041		3,295,109
Research and development expenses			1,910,491		1,338,631
Loss on sale of shares in subsidiary company			57,300		–
Provision for decline in the value of long-term investments and investments written off, net of write back			345,615		51,406
Finance charges	17		14,804		34,455
Depreciation			717,219		608,365
			14,390,273		**11,439,003**
Profit before taxation			3,033,438		4,311,603
Less: Provision for tax	18		201,478		390,677
Profit after taxation			2,831,960		3,920,926
Balance in profit and loss account brought forward		1,265,305			775,977
Less: Accumulated loss of erstwhile Zenovus Biotech Limited, as on 1 April 2003 on amalgamation		2,520	1,262,785		–
Amount available for appropriation			**4,094,745**		**4,696,903**
Appropriations					
Proposed dividend on equity shares			382,595		382,580
Tax on proposed dividend			49,020		49,018
Transfer to general reserve			2,000,000		3,000,000
Balance carried forward			1,663,130		1,265,305
			4,094,745		**4,696,903**
Earnings per share	19(6)				
Basic – Par value Rs. 5 per share			37.01		51.24
Diluted – Par value Rs. 5 per share			37.00		51.24
Notes to accounts	19				

The schedules referred to above form an integral part of the Profit and Loss Account

As per our report attached

for **Bharat S Raut & Co.**
Chartered Accountants

Pradip Kanakia
Partner
Membership No.: 39985

Place: Hyderabad
Date: May 28, 2004

for **Dr. Reddy's Laboratories Limited**

Dr. K Anji Reddy
Chairman

G V Prasad
Executive Vice Chairman & CEO

K Satish Reddy
Managing Director & COO

V S Vasudevan
Chief Financial Officer

V Viswanath
Company Secretary

Schedules to the Balance Sheet

	As at March 31			
	(All amounts in Indian Rupees thousands, except share data)			
		2004		2003
Schedule 1: Share capital				
Authorised				
100,000,000 (previous year: 100,000,000) equity shares of Rs. 5 each		500,000		500,000
Issued				
76,519,149 (previous year: 76,516,148) equity shares of Rs. 5 each fully paid-up		382,596		382,581
Subscribed and paid-up				
76,518,949 (previous year: 76,515,948) equity shares of Rs. 5 each fully paid-up	382,594		382,579	
Add: Forfeited share capital (Note 2)	1		1	
		382,595		382,580
		382,595		**382,580**

Notes:

1. Subscribed and paid-up share capital includes:
   (a) 34,974,400 (previous year: 34,974,400) equity shares of Rs. 5 each fully paid-up, allotted as bonus shares by capitalisation of General Reserve.
   (b) 526,124 (previous year: 526,124) equity shares of Rs. 5 each allotted pursuant to a scheme of amalgamation with Standard Equity Fund Limited without payments being received in cash.
   (c) 10,285,884 (previous year: 10,285,884) equity shares of Rs. 5 each allotted and 82,800 (previous year: 82,800) equity shares of Rs. 5 each extinguished pursuant to a scheme of amalgamation with erstwhile Cheminor Drugs Limited (CDL) without payments being received in cash.
   (d) 13,225,000 (previous year: 13,225,000) equity shares of Rs. 5 each allotted against American Depository Shares (ADS).
   (e) 8,602,152 (previous year: 8,602,152) equity shares of Rs. 5 each allotted against Global Depository Receipts (GDR) that were converted into ADS during the year ended March 31, 2002.
   (f) 113,388 (previous year: 113,388) equity shares of Rs. 5 each allotted to the erstwhile members of American Remedies Limited (ARL) pursuant to a scheme of amalgamation with ARL without payments being received in cash.
   (g) 3,001(previous year: Nil) equity shares of Rs. 5 each allotted to the employees of the Company on exercise of the vested stock options in accordance with the terms of exercise under the "Dr. Reddy's Employees Stock Option Plan, 2002".
2. Represents 200 (previous year: 200) equity shares of Rs. 5 each, amount paid-up Rs. 500/-, forfeited due to non-payment of allotment money.

	As at March 31	
	(All amounts in Indian Rupees thousands, except share data)	
	2004	2003
Schedule 2: Reserves and surplus		
Capital reserve		
Balance at the beginning and end of the year	7,276	7,276
Securities premium account		
Balance at the beginning of the year	7,730,980	7,730,980
Add: Received during the year on exercise of stock options issued to employees	3,025	--
	7,734,005	**7,730,980**
Employee stock options outstanding (Refer Note 11 of Schedule 19)	564	--
Less: Deferred employee compensation expense outstanding	(470)	--
Employee compensation expense for the year	94	--
General reserve		
Balance at the beginning of the year	8,683,061	5,683,061
Add: Transferred from profit and loss account	2,000,000	3,000,000
	10,683,061	**8,683,061**
Profit and loss account		
Balance in profit and loss account	1,663,130	1,265,305
	20,087,566	**17,686,622**
Schedule 3: Secured loans		
Loans from banks		
Cash credit (Note 1)	319,394	–
Loan from Indian Renewable Energy Development Agency Limited (Note 2)	36,985	42,905
	356,379	**42,905**

Notes:

1. The Company has working capital facilities with a consortium of bankers and has created a charge, on a pari-passu basis, by hypothecation of the whole of the current assets, both present and future, and a first charge on immovable properties, pertaining to certain factories of the Company.
2. Loan from Indian Renewable Energy Development Agency Limited is secured by way of hypothecation of specific movable assets pertaining to the Solar Grid Interactive Power plant.

	As at March 31	
	(All amounts in Indian Rupees thousands, except share data)	
	2004	2003
Schedule 4: Unsecured loans		
Foreign currency loan notes	146,738	136,653
Sales tax deferment loan from the Government of Andhra Pradesh (interest free)	79,108	83,572
Short-term loans from banks		
Overdrafts	–	24,429
	225,846	**244,654**

Schedule 5: Fixed assets

(All amounts in Indian Rupees thousands, except share data)

Gross block				Depreciation				Net block			
Description	As at 1 April 2003	Acquired from Zenovus Biotech Limited on amalgamation	Additions	Deletions (Note 3)	As at March 31, 2004	As at 1 April 2003	Acquired from Zenovus Biotech Limited on amalgamation	For the year	Deletions (Note 3)	As at March 31, 2004	As at March 31, 2004	As at March 31, 2003
Land – freehold (Note 1)	87,815	–	8,945	2,313	94,447	–	–	–	–	–	94,447	87,815
Buildings	1,076,310	–	291,755	34,598	1,333,467	180,376	–	42,692	6,173	216,895	1,116,572	895,934
Plant and machinery (Note 2)	3,142,378	–	519,603	37,777	3,624,204	1,515,576	–	309,285	18,758	1,806,103	1,818,101	1,626,802
Electrical equipment	423,722	–	95,134	19,272	499,584	233,063	–	41,398	14,123	260,338	239,246	190,659
Laboratory equipment	719,249	40,845	275,487	7,688	1,027,893	304,383	412	124,238	6,040	422,993	604,900	414,866
Furniture, fixtures and office equipment	461,093	555	118,439	31,836	548,251	257,932	34	89,012	30,819	316,159	232,092	203,161
Vehicles	111,395	–	54,912	13,963	152,344	45,684	–	25,605	6,871	64,418	87,926	65,711
Library	3,506	–	–	–	3,506	3,506	–	–	–	3,506	–	–
Intangibles												
Technical know-how	522,310	–	–	–	522,310	178,342	–	52,231	–	230,573	291,737	343,968
Non compete fees	227,500	–	–	–	227,500	136,500	–	22,750	–	159,250	68,250	91,000
Patents, trademarks and designs	76,000	–	–	–	76,000	38,280	–	10,008	–	48,288	27,712	37,720
	6,851,278	**41,400**	**1,364,275**	**147,447**	**8,109,506**	**2,893,642**	**446**	**717,219**	**82,784**	**3,528,523**	**4,580,983**	**3,957,636**
Previous year	5,926,924	–	1,033,468	109,114	6,851,278	2,329,657	–	608,365	44,380	2,893,642	3,957,636	

Notes:

1. Land located at Pydibheemavaram allotted by the Andhra Pradesh Industrial Infrastructure Corporation Limited having a book value of Rs. 4,445 (previous year: Rs. 4,445) is yet to be registered in the name of the Company.
2. The Company owns treated effluent discharge pipeline in equal proportion jointly with a third party in Pydibheemavaram pursuant to a mutual agreement.
3. Deletions include assets pertaining to Pondicherry plant of Formulations aggregating to Gross block Rs. 68,724 and accumulated depreciation Rs. 27,817 which were sold during the current year.
4. Depreciation for the year includes depreciation amounting to Rs. 107,604 (previous year: Rs. 62,028) on Research and Development assets.

	As at March 31	
(All amounts in Indian Rupees thousands, except share data)	2004	2003

Schedule 6: Investments

Long term at cost, unless otherwise specified

	2004	2003
I. Quoted investments		
Non-trade		
(a) Equity shares (fully paid-up)		
12,030 (previous year: 12,030) equity shares of Rs. 10 each of State Bank of India (Note 1)	3,104	3,104
8,600 (previous year: 8,600) equity shares of Rs. 10 each of Reliance Industries Limited (Note 1)	919	919
1,300 (previous year: 1,300) equity shares of Rs. 10 each of Cholamandalam Investment and Finance Company Limited	130	130
23,500 (previous year: 23,500) equity shares of Rs. 10 each of IDBI Bank Limited	423	423
(b) Units		
2,000 (previous year: 2,000) Units of UTI Master Gain 92	20	20
I. Total quoted investments	**4,596**	**4,596**
II. Unquoted investments		
Trade		
Equity and preference shares (fully paid-up)		
In subsidiary companies		
50,000 (previous year: 50,000) equity shares of Rs. 10 each of DRL Investments Limited	500	500
Nil (previous year:17,000,000) equity shares of Rs. 10 each of Compact Electric Limited (Note 3)	–	170,000
Nil (previous year: 700,070) 15% cumulative redeemable preference shares of Rs. 100 each of Compact Electric Limited (Note 3)	–	70,007
11,625,000 (previous year: 11,625,000) ordinary shares of HK$ 1 each of Reddy Pharmaceuticals Hong Kong Limited	58,021	58,021
Equity shares of OOO JV Reddy Biomed Limited (Note 2)	6,635	6,635
500,000 (previous year: 500,000) equity shares of US$ 1 each of Reddy Antilles N.V.	17,969	17,969
6,059,231 shares of Real $ 1 each (previous year: 1,121,254) of Dr. Reddy's Farmaceutica Do Brasil Ltda.	97,085	19,285
400,750 (previous year: 400,750) ordinary shares of Dr. Reddy's Laboratories Inc.	175,038	175,038
134,513 (previous year: 134,513) equity shares of Rs. 10 each of Cheminor Investments Limited	1,345	1,345
2,500 (previous year: 2,500) ordinary shares of FF 100 each of Reddy Cheminor S.A.	1,558	1,558
Nil (previous year: 3,000,000) equity shares of Rs. 10 each of Zenovus Biotech Limited (Note 2 of Schedule 19)	–	30,000
88,644,161 (previous year: 25,000,000) equity shares of Rs. 10 each of Aurigene Discovery Technologies Limited	886,442	250,000
34,476 (previous year: 34,476) ordinary A shares of GBP 0.01 each of Dr. Reddy's Laboratories (EU) Limited	141,502	141,502
98,124 (previous year: 98,124) ordinary shares of GBP 0.01 each of Dr. Reddy's Laboratories (EU) Limited	412,190	402,737
360,000 (previous year: 360,000) preference shares of GBP 0.0001 each of Dr. Reddy's Laboratories (EU) Limited	22,546	22,546
34,022,070 (previous year: Nil) equity shares of Rs. 10 each of Dr. Reddy's Bio-sciences Limited	251,388	–
Equity shares of OOO Dr.Reddy's Laboratories Limited, Russia (Note 2)	5,139	–
60 (previous year: Nil) ordinary shares of Rand 1 each of Dr. Reddy's Labortories (Proprietory) Limited	3	–

	As at March 31	
(All amounts in Indian Rupees thousands, except share data)		
	2004	2003
In associates		
2,870,502 (previous year: 2,870,502) ordinary shares of Real $ 1 each of Aurantis Farmaceutica Limited	85,099	85,099
4,899,995 (previous year: 4,899,995) equity shares of Rs. 10 each of Pathnet India Private Limited (Pathnet)	49,000	49,000
300 (previous year: 300) equity shares of Rs. 10 each of Dr. Reddy's Exports Limited	3	3
8,330,000 (previous year:Nil) equity shares of Rs. 10 each of Compact Electric Limited (Note 3)	83,300	–
700,070 (previous year: Nil) 15% cumulative redeemable preference shares of Rs. 100 each of Compact Electric Limited (Note 3)	70,007	–
In joint venture		
Equity shares held in Kunshan Rotam Reddy Pharmaceutical Co. Limited (Note 2)	256,737	256,737
In other companies		
28,693 (previous year: 28,693) ordinary shares of Roubles 1000 each of Biomed Russia Limited	65,557	65,557
In capital of partnership firm (a subsidiary)		
Globe Enterprises	2,396	2,393
(A partnership firm with Dr. Reddy's Holdings Limited organised under the Indian Partnership Act, 1932 wherein the Company and Dr. Reddy's Holdings Limited share the profits in the ratio of 95:5 respectively)		
Partners capital account:		
Dr. Reddy's Laboratories Limited – Rs. 2,396		
Dr. Reddy's Holdings Limited – Rs. 101		
Non trade		
1,000 (previous year: Nil), 9% minus USD 12 month LIBOR (or 0% whichever is higher), Non convertible debentures of Rs. 1,000,000 of Citicorp Finance (India) Limited	1,000,000	–
500 (previous year: Nil), 8.3% minus USD 12 month LIBOR (or 0% whichever is higher), Non convertible debentures of Rs. 1,000,000 of Citicorp Finance (India) Limited	500,000	–
200,000 (previous year: 200,000) ordinary shares of Rs. 10 each of Altek Engineering Limited	2,000	2,000
8,859 (previous year: 8,859) equity shares of Rs. 100 each of Jeedimetla Effluent Treatment Limited	965	965
24,000 (previous year: 24,000) equity shares of Rs. 100 each of Progressive Effluent Treatment Limited	2,400	2,400
II. Total Unquoted investments	**4,194,825**	**1,831,297**
Current Investment, at lower of cost or market value		
In Mutual Funds		
Standard Chartered Grindlays Cash Fund (70,902,215 units of NAV of Rs. 10.5816 each)	750,259	–
Standard Chartered Grindlays Floating Rate Fund (74,502,325 units of NAV of Rs. 10.0703 each)	750,261	–
Alliance Cash Manager (4,507,414 units of NAV of Rs. 10.0013 each)	45,080	–
Prudential ICICI Liquid plan (4,218,911 units of NAV of Rs. 11.8514 each)	50,000	–
HDFC Cash Management Fund Savings Plan (3,761,873 units of NAV of Rs. 10.633 each)	40,000	–
Principal Cash Management Liquid (8,473 units of NAV of Rs. 10.1066 each)	86	–
Reliance Fixed Term Scheme (Annual) (30,000,000 units of NAV of Rs. 10.0109 each)	300,327	–
Birla FMP Yearly (20,000,000 units of NAV of Rs. 10.0018 each)	200,036	–
Kotak Fixed Maturity Plan (10,000,000 units of NAV of Rs. 10.0175 each)	100,175	–
HDFC Fixed Investment Plan (10,000,000 units of NAV of Rs. 10 each)	100,000	–
Standard Chartered Grindlays Fixed Maturity (20,000,000 units of NAV of Rs. 10 each)	200,000	–
III. Total Investment in mutual funds	**2,536,224**	–

	As at March 31	
	(All amounts in Indian Rupees thousands, except share data)	
	2004	2003
Aggregate cost of investments (I + II + III)	6,735,645	1,835,893
Less: Provision for decline, other than temporary, in the value of investments	(615,134)	-269,519
Total investments, net	**6,120,511**	**1,566,374**
Aggregate cost of quoted investments	4,596	4,596
Aggregate cost of unquoted investments	4,194,825	1,831,297
Aggregate cost of current investments	2,536,224	–
Market value of quoted investments	13,169	6,221
Market value of current investments	2,536,224	–

Notes:

1. In respect of shares of State Bank of India and Reliance Industries Limited, the share certificates were misplaced during transfer/ lost in transit. The Company initiated necessary legal action at the appropriate courts. The Company has won the case relating to the equity shares of Reliance Industries Limited and out of 8,600 equity shares held by the Company, share certificates for 8,540 equity shares have since been received.
2. Equity shares held in Kunshan Rotam Reddy Pharmaceutical Co. Limited, China (Reddy Kunshan), OOO JV Reddy Biomed Limited and OOO Dr Reddy's Laboratories Russia Limited are not denominated in number of shares as per the laws of the respective countries.
3. Pursuant to sale of 51% of the equity shares of Compact Electric Limited during the year, the remaining 49% investment in the equity capital of Compact Electric Limited as on March 31, 2004 has been accounted as investment in an associate in accordance with AS 23.

	As at March 31	
	(All amounts in Indian Rupees thousands, except share data)	
	2004	2003

Schedule 7: Inventories

Stores and spares	249,951	282,092
Raw materials	885,173	770,729
Work-in-process	954,440	660,201
Finished goods	490,546	688,146
	2,580,110	**2,401,168**

Schedule 8: Sundry debtors

(Unsecured)

Debts outstanding for a period exceeding six months		
Considered good	320,772	136,657
Considered doubtful	195,767	182,961
Other debts		
Considered good	4,119,690	4,187,858
	4,636,229	**4,507,476**
Less: Provision for doubtful debts	195,767	182,961
	4,440,462	**4,324,515**

As at March 31

(All amounts in Indian Rupees thousands, except share data)

Schedule 9: Cash and bank balances

	2004	2003
Cash in hand	7,141	3,542
Balances with scheduled banks		
In current accounts	272,431	141,320
In EEFC current accounts	267,254	18,550
In deposit accounts	2,667,593	5,174,645
In unclaimed dividend accounts	10,541	9,808
In unclaimed fractional share pay order accounts	672	688
Balances with non-scheduled banks		
Current account with Sri Visakha Grameena Bank Limited	29	133
Balances with non-scheduled banks outside India		
In current accounts	36,857	22,567
In deposit accounts	818,314	1,512,749
	4,080,832	**6,884,002**

Notes:

	2004	2003
1. Maximum amount outstanding at any time during the year with non-scheduled banks:		
Sri Visakha Grameena Bank Limited	206	200
2. Deposits with scheduled and non-scheduled banks include Rs. 47,269 (previous year: Rs. 9,403) representing margin money for letters of credit and bank guarantees.		
3. Deposits with scheduled banks include Rs. 962,733 (previous year: Rs. 480,000) representing balance of unutilised money out of ADS issue.		
4. Deposits with banks outside India represent balance of unutilised money out of ADS issue:		
ABN Amro Bank, Netherlands [Maximum amount outstanding at any time during the year: Rs. 293,977 (previous year: Rs. 1,733,771)]	250,607	293,977
State Bank of India, Bahrain [Maximum amount outstanding at any time during the year: Rs. 742,272 (previous year: Rs. 755,271)]	–	742,272
Citibank, Singapore [Maximum amount outstanding at any time during the year: Rs. 523,989 (previous year: Rs. Nil)]	523,989	–
Deutsche Bank, Singapore [Maximum amount outstanding at any time during the year: Rs. 481,699 (previous year: Rs. 484,740)]	–	476,500
HSBC, UK [Maximum amount outstanding at any time during the year: Rs. 43,718 (previous year: Rs. Nil)]	43,718	–
	818,314	**1,512,749**

5. Closing balances and maximum amounts outstanding at any time during the year on current accounts with banks outside India:

	(All amounts in Indian Rupees thousands, except share data)			
	Maximum balance		Balance as at	
	March 31, 2004	March 31, 2003	March 31, 2004	March 31, 2003
Citibank, New York	481,699	54,733	18,746	10,139
Credit Bank of Moscow, Moscow	24,639	29,263	16,096	7,382
ABN Amro Bank, Romania	2,016	2,170	98	1,338
ABN Amro Bank, Kazakhstan	2,537	2,857	143	164
Golden Taler Bank, Belarus	2,321	4,162	571	558
Societe Generale Yugoslav Bank Ad, Yugoslavia	1,187	2,699	4	982
Exim Bank HCMC, Vietnam	891	6,826	28	6
Standard Chartered Grindlays Bank, Sri Lanka	1,346	3,051	26	49
Citibank, Malaysia	523	1,267	1	4
Commercial Bank of Africa Ltd., Kenya	3,922	9,093	158	758
Estado De Cuenta, Peru	238	242	–	238
Ukreximbank, Ukraine	6,408	5,678	986	949
			36,857	22,567

	As at March 31	
	(All amounts in Indian Rupees thousands, except share data)	
	2004	2003

Schedule 10: Loans and advances

(Unsecured)

	2004	2003
Considered good		
Loans and advances to wholly owned subsidiary companies and step down subsidiary companies	387,364	361,593
Share application money pending allotment to subsidiary companies	49,201	252,628
Advances to material suppliers	214,549	72,713
Staff loans and advances	47,867	77,184
Share application money pending allotment in respect of a joint venture company	63,238	–
Interest accrued on Investments	37,292	–
Other advances recoverable in cash or in kind or for value to be received	599,766	665,364
Advance tax (net of provision for current taxes Rs. 1,641,650 previous year: Rs. 1,439,286)	449,996	282,246
Balances with customs, central excise etc.	188,402	85,051
Deposits	77,181	71,364
Considered doubtful		
Advance towards investment	8,056	8,056
Share application money pending allotment in respect of an associate company	15,310	15,310
Staff loans and advances	6,500	–
Other advances recoverable in cash or in kind or for value to be received	8,337	3,332
	2,153,059	**1,894,841**
Less: Provision for doubtful advances	(38,203)	(26,698)
	2,114,856	**1,868,143**

Staff loans and advances include:

Loans to an officer of the Company Rs. 90 (previous year: Rs. 439)

[Maximum amount outstanding at anytime during the year Rs. 439 (previous year: Rs. 563)]

Loans and advances in the nature of loans to wholly owned subsidiary companies and step down subsidiary companies comprise:

	Balance as at		Maximum amount outstanding at any time during the year	
	March 31, 2004	March 31, 2003	March 31, 2004	March 31, 2003
Dr. Reddy's Laboratories Inc.	133,532	148,504	149,920	154,460
Aurigene Discovery Technologies Limited	27,519	200,441	570,441	249,486
Zenovus Biotech Limited	–	10,000	15,000	35,830
DRL Investments Limited	2,644	2,643	2,644	3,143
Compact Electric Limited	–	–	–	122,881
Cheminor Investments Limited	9	5	9	5
Reddy Antilles N.V.	107,808	–	113,095	–
Aurigene Discovery Technology Inc.	109,294	–	114,525	–
Dr. Reddy's Farmaceutica Do Brasil Ltda	6,558	–	6,802	–
	387,364	361,593		

Notes:

1. The loans and advances in the nature of loans to the subsidiaries and step down subsidiaries specified above have repayment schedule below seven years, except for the loan given to Dr. Reddy's Laboratories Inc., which has been extended for a further period of 3 years thereby increasing the total repayment period to 10 years. All these loans are interest free loans except for the loan given to Dr. Reddy's Laboratories Inc., which bears interest at the London Inter Bank Offered Rate (LIBOR) plus 0.7%.
2. There are no investments made by the loanees in the Company and in any of its subsidiaries except in respect of Aurigene Discovery Technologies Limited and Reddy Antilles N.V., which has made investments in their wholly owned subsidiaries.

	As at March 31	
	(All amounts in Indian Rupees thousands, except share data)	
	2004	2003
Schedule 11: Current liabilities		
Sundry creditors		
Outstanding dues to small scale industrial undertakings	25,292	26,121
Others	2,815,637	1,855,662
Payable to subsidiary companies	15,170	159,351
Book overdraft	–	87,551
Unclaimed dividends *	10,541	9,808
Trade deposits	47,302	44,885
	2,913,942	2,183,378

* Investor Protection and Education Fund is being credited by the amounts of unclaimed dividends after seven years from the due date.

Note:

The names of the Small Scale Industrial (SSI) undertakings to whom the company is indebted for a period of more than thirty days as at March 31, 2004:

Godavari Plasto Containers Pvt Ltd
Super Olefins (P) Limited
Murthy's Lab Glass Works
Ability Engineering Equipments
Vinayak Metal Fabs
Hyderabad Security & Offset Printers
Lisa Ampoules & Vials (P) Ltd
Tirumula Comprints Pvt Ltd
Secunderabad Printed Cartoons
Vivala Cartons Pvt Ltd
Apex Drugs & Intermediates Ltd
Paper Pack Industries
Walnut Packaging Pvt Ltd
Regal Packaging
Sigachi Chloro Chemicals Pvt Ltd
Esjay Polyproducts Pvt Ltd
PCR Metacaps
Sree Deepti Packaging Industries
Susheel Enterprises
Milan Art Printers
Temple Packaging (P) Ltd
Madhavi Engineering Company
Nagoor Services
Sree Industrial services
Veer Chemi & Aromatics
Tarus Chemicals
Surya Industrial Equipments

The list of SSI undertakings was determined by the Company on the basis of information available with the Company and relied upon by the auditors.

	As at March 31	
	(All amounts in Indian Rupees thousands, except share data)	
	2004	**2003**
Schedule 12: Provisions		
Proposed dividend	382,595	382,580
Tax on proposed dividend (including dividend tax)	49,020	49,018
Provision for		
Gratuity	71,220	49,962
Leave encashment	78,478	70,738
	581,313	**552,298**

Schedules to the Profit and Loss Account

Schedule 13: Other income

	For the year ended March 31	
(All amounts in Indian Rupees thousands, except share data)	2004	2003
Dividends		
Subsidiary companies	–	6,664
Non-trade investments	53	175
Interest income		
On fixed deposits (gross, tax deducted at source: Rs. 74,876; previous year: Rs. 58,279)	374,426	327,305
On loans to a subsidiary company	2,761	3,934
On non-trade investments	37,292	–
On others	4,611	2,555
Income from redemption of mutual fund units	24,786	6,284
Exchange gain, net	159,174	–
Sale of spent chemicals	84,024	56,976
Miscellaneous income	70,308	60,694
	757,435	**464,587**

Schedule 14: Material costs

	For the year ended March 31			
(All amounts in Indian Rupees thousands, except share data)		2004		2003
(a) *Opening*				
Work-in-process	660,201		514,779	
Finished goods	688,146		597,154	
		1,348,347		1,111,933
Closing				
Work-in-process	954,440		660,201	
Finished goods	490,546		688,146	
		1,444,986		1,348,347
Net (increase)/decrease		(96,639)		(236,414)
(b) *Raw materials* consumed				
Opening stock of raw materials		770,729		597,928
Add: Purchases		4,149,248		3,296,246
		4,919,977		3,894,174
Less: Closing stock		885,173		770,729
		4,034,804		3,123,445
(c) *Stores, chemicals, spares and packing material consumed*	641,552		543,565	
(d) *Purchase of traded goods*	1,233,265		1,144,820	
		5,812,982		**4,575,416**

Raw materials consumed include Rs. 62,089 (previous year: Rs. 54,057) being stocks written-off/written-down, Rs. 80,225 (previous year: Rs. 103,340) being cost of samples issued and is net of Rs. 65,459 (previous year: Rs. 29,821) being sale of raw materials.

	For the year ended March 31	
	(All amounts in Indian Rupees thousands, except share data)	
	2004	2003

Schedule 15: Personnel costs

	2004	2003
Salaries, wages and bonus	1,233,369	993,693
Contribution to provident and other funds	97,908	84,165
Workmen and staff welfare expenses	207,014	188,388
Amortisation of deferred employee compensation expense	94	–
	1,538,385	**1,266,246**

Schedule 16: Operating and other expenses

	2004	2003
Power and fuel	412,341	381,191
Repairs and maintenance		
Buildings	19,175	15,503
Plant and machinery	228,897	181,379
Others	227,807	193,982
Rent	47,925	43,382
Rates and taxes	27,506	35,030
Insurance	197,404	62,958
Travelling and conveyance	149,252	151,789
Communication	61,050	57,850
Advertisements	62,301	55,780
Commissions on sales	138,891	139,371
Other selling expenses	1,534,063	1,279,599
Printing and stationery	59,480	46,528
Donations	26,115	24,021
Legal and professional	174,681	159,107
Bad debts written off	9,446	9,266
Loans and advances to a subsidiary company written off	–	26,474
Provision for doubtful advances given to an associate company	–	15,310
Provision for doubtful advances – others	11,505	3,332
Provision for doubtful debts	12,806	86,703
Loss on sale/retirement of fixed assets, net	29,332	22
Directors' sitting fees	335	370
Directors' remuneration	75,591	104,007
Auditors' remuneration	8,324	6,088
Bank charges	27,532	26,048
Exchange loss, net	–	39,249
Sundry expenses	202,282	150,770
	3,744,041	**3,295,109**

Schedule 17: Finance charges

	2004	2003
Interest on loan note	5,873	5,574
Other finance charges	8,931	28,881
	14,804	**34,455**

Schedule 18: Provision for tax

	2004	2003
Current taxes		
Domestic taxes	202,364	402,182
Deferred taxes		
Domestic taxes	(886)	(11,505)
	201,478	**390,677**

Cash Flow statement

(All amounts in Indian Rupees thousands, except share data)	As at March 31 2004	2003
Cash Flows from operating activities		
Profit before taxation	3,033,438	4,311,603
Adjustments:		
Depreciation and amortisation	717,219	608,365
Provision for wealth tax	860	765
Bad debts written off	9,446	9,266
Income on redemption of mutual fund units	(24,786)	(6,284)
Deferred employee compensation cost	94	–
Unrealised foreign exchange loss	41,204	138,352
Loss on sale of shares in subsidiary	57,300	–
Provision for the decline in the value of long-term investments	345,615	51,406
Loans and advances to a subsidiary company written off	–	26,474
Interest income	(414,479)	(331,239)
Dividend income	(53)	(6,839)
Finance charge	14,804	34,455
Loss on sale/retirement of fixed assets, net	29,332	22
Provision for doubtful debts	12,806	86,703
Provision for doubtful advances	11,505	18,642
Operating cash flows before working capital changes	**3,834,305**	**4,941,691**
(Increase)/decrease in sundry debtors	(132,986)	2,841
(Increase)/decrease in inventories	(178,942)	(503,044)
(Increase)/decrease in loans and advances	(242,257)	(169,140)
Increase/(decrease) in current liabilities and provisions	733,568	465,995
Cash generated from operations	**4,013,688**	**4,738,343**
Income taxes paid	(370,974)	(640,521)
Net cash provided by operating activities	3,642,714	4,097,822
Cash Flows from investing activities		
Purchase of fixed assets	(1,876,397)	(993,239)
Proceeds from sale of fixed assets	35,331	4,438
Purchase of investments	(13,735,893)	(3,665,259)
Sale of investments	9,196,550	2,939,603
Loans and advances given to subsidiaries & joint ventures	(346,762)	(337,568)
Interest received	454,910	257,255
Dividend received	53	6,839
Net cash used in investing activities	**(6,272,208)**	**(1,787,931)**
Cash Flows from financing activities		
Proceeds from issuance of share capital	3,040	–
Repayment of long-term borrowings	(10,384)	(6,054)
Repayment of short-term borrowings	(24,429)	–
Proceeds from short-term borrowings	319,394	18,760
Interest paid	(14,804)	(34,465)
Dividend paid (including dividend tax)	(431,598)	(191,290)
Net cash used in financing activities	**(158,781)**	**(213,049)**
Net increase/(decrease) in cash and cash equivalents	(2,788,275)	2,096,842
Cash and cash equivalents at the beginning of the period (Note 1)	6,884,002	4,885,601
Cash and cash equivalents acquired on amalgamation	693	–
Effect of exchange gain/(loss) on cash and cash equivalents	(15,588)	(98,441)
Cash and cash equivalents at the end of the period (Note 1)	**4,080,832**	**6,884,002**

As per our report attached

for **Bharat S Raut & Co.**
Chartered Accountants

Pradip Kanakia
Partner
Membership No.: 39985

Place: Hyderabad
Date: May 28, 2004

for **Dr. Reddy's Laboratories Limited**

Dr. K Anji Reddy
Chairman

G V Prasad
Executive Vice Chairman & CEO

K Satish Reddy
Managing Director & COO

V S Vasudevan
Chief Financial Officer

V Viswanath
Company Secretary

	As at March 31	
	(All amounts in Indian Rupees thousands, except share data)	
	2004	2003
Notes:		
1 **Cash and cash equivalents comprise:**		
Cash in hand	7,141	3,542
Balances in		
Current accounts	309,317	164,020
Deposit accounts	3,438,638	6,677,991
EEFC current accounts	267,254	18,550
Unclaimed dividend	10,541	9,808
Unclaimed fractional share pay order accounts	672	688
Margin money	47,269	9,403
	4,080,832	**6,884,002**

2 The Company has undrawn borrowing facilities of Rs. 2,079,998. These facilities are essentially for funding working capital requirements of the Company.

3 Previous year's figures have been regrouped/reclassified, wherever necessary to conform to the current year's classification.

This page has been intentionally left blank

Indian GAAP Consolidated Financials with Schedules

Management Discussion and Analysis

Indian GAAP Financial Performance – Consolidated

The following table summarises Dr. Reddy's consolidated profit and loss statement prepared in accordance with Indian GAAP.

For the year ended March 31

Rs. in million

		2004	2003
1	Gross Sales	20,204	18,106
2	Excise duty	870	817
3	Net Sales (1-2)	19,334	17,289
4	Other income	894	538
5	Total income	20,228	17,827
6	Materials costs	6,208	4,976
7	Personnel costs	2,365	1,794
8	Operating and other expenses	5,716	4,543
9	Depreciation and amortization	1,025	751
10	Finance charges	19	39
11	Research and development expenses	1,826	1,324
12	Other costs	356	346
13	Provision for decline of long-term investments and investments written off	–	2
14	Less: Pre-operative expenses capitalized	–	(58)
15	Total expenditure	17,515	13,717
16	Operating PBDIT (3-15+9+10)	2,863	4,362
17	PBIT (16-9+4)	2,732	4,149
18	PBT (17-10)	2,713	4,110
19	Current tax	204	398
20	Deferred tax	(2)	(64)
21	PAT (18-19-20)	2,511	3,649
22	PAT after minority interest	2,515	3,642

Note: In order to get a more accurate picture of the company's operational performance, operating PBDIT has been calculated net of "other income".

Table 2 gives DRL's consolidated SBU wise financial performance

For the year ended March 31

Rs. in million

	2004		2003	
	Revenues	**PBIT***	**Revenues**	**PBIT***
Formulations	7,271	2,328	6,669	2,162
API	8,171	1,727	6,715	1,370
Generics	4,185	316	4,190	2,414
Developing businesses	399	28	404	(29)
Drug discovery	2	(778)	0	(558)

Note: *: Does not include costs, which cannot be allocated, and unallocable exchange rate gains and losses.

Charts A and B give the region wise distribution of DRL's sales in 2003-04 and 2002-03 respectively.

Chart A: DRL's Sales distribution (2003-04)


North Amercia 35%
India 26%
Russia & Other CIS Countries 12%
Europe 14%
Other Countries 13%

Chart B: DRL's Sales distribution (2002-03)


North Amercia 36%
India 32%
Russia & Other CIS Countries 12%
Europe 8%
Other Countries 12%

Some of the salient features of the Company's financial performance for the year 2003-04 are:

- Net sales increased by 12 per cent from Rs. 17,289 million in 2002-03 to Rs. 19,334 million in 2003-04.
- Revenues from International markets increased by 12 per cent from Rs. 11,618 million to Rs. 13,052 million in 2003-04; contributed 65 per cent of the total Company's revenue.
- Revenue from India increased by 10 per cent from Rs. 6,488 million to Rs. 7,152 million in 2003-04; contributed 35 per cent of the total Company's revenue.
- Other income primarily includes forex income, interest income and other miscellaneous operational income. This increased by 66 per cent from Rs. 538 million in 2002-03 to Rs. 894 million in 2003-04.
- Material cost as a percentage of total Company's revenue increased from 28 percent in 2002-03 to 31 per cent in 2003-04. This increase was primarily on account of the change in the business portfolio mix.
- Research and Development (R&D) expenditure increased from Rs. 1,324 million in 2002-03 to Rs. 1,826 million in 2003-04 primarily on account of higher expenditure in discovery research and generics businesses. As a percentage of Company's revenue, the R&D expenditure in 2003-04 stood at 9 percent compared with 7 per cent in 2002-03.
- Profit before depreciation, interest and tax (PBDIT) calculated net of other income declined by 34 per cent from Rs. 4,362 million in 2002-03 to Rs. 2,863 million in 2003-04. This decline is primarily on account of the increase in R&D expenditure, legal & professional charges and manpower cost.
- Post-tax profit (PAT) decreased by 31 per cent from Rs. 3,642 million in 2002-03 to Rs. 2,515 million in 2003-04.

Auditors' Report to the Board of Directors of Dr. Reddy's Laboratories Limited on the consolidated financial statements of Dr. Reddy's Laboratories Limited and its subsidiaries

1. We have audited the attached consolidated balance sheet of Dr. Reddy's Laboratories Limited ("the Company") and its subsidiaries [collectively referred to as the "DRL Group"] as at March 31,, 2004 and also the Consolidated Profit and Loss Account for the year ended on that date annexed thereto and the consolidated cash flow statement for the year ended on that date. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
2. We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
3. The consolidated financial statements have been prepared by the Company's management in accordance with the requirements of Accounting Standard 21 - Consolidated Financial Statements, issued by the Institute of Chartered Accountants of India.
4. In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:
   (i) in the case of the Consolidated Balance Sheet, of the consolidated state of affairs of DRL Group as at March 31, 2004;
   (ii) in the case of Consolidated Profit and Loss Account, of the consolidated results of operations of DRL Group for the year ended on that date; and
   (iii) in the case of Consolidated Cash Flow Statement, of the consolidated cash flows of DRL Group for the year ended on that date.

for **Bharat S Raut & Co.**
Chartered Accountants

Pradip Kanakia
Partner
Membership No.: 39985

Place: Hyderabad
Date: 28 May 2004

Annexure 1 as referred to in para 14 of Annexure to the Auditors' Report

Name of the Statute	Nature of the Dues	Amount (Rs'000)	Period to which the amount relates	Forum where dispute is pending
Sales Tax (Including Central Sales Tax and Local Sales Tax)				
West Bengal Sales Tax Act, 1994	Tax, interest and penalty	445	1994-95	Assessing Officer
Kerala General Sales Tax Act, 1963	Tax	262	1997-98	Tax revision case filed with High Court
Central Sales Tax Act, 1956	Tax	245	1997-98	Sales Tax Tribunal
West Bengal Sales Tax Act, 1994	Tax	594	1998-99	Appellate Deputy Commissioner
Bihar Finance Act, 1981	Tax	246	2000-01	Joint Commissioner Appeals
Kerala General Sales Tax Act, 1963	Tax	1,610	1998-99	Sales Tax Tribunal
Central Sales Tax Act, 1956	Tax	66	1998-99	Sales Tax Tribunal
Kerala General Sales Tax Act, 1963	Tax and interest	681	1999-00	High Court
Kerala General Sales Tax Act, 1963	Tax	630	2000-01	Sales Tax Tribunal
Central Sales Tax Act, 1956	Tax	8,768	2000-01	Appellate Deputy Commissioner
Bihar Finance Act, 1981	Tax	438	2001-02	Appellate Deputy Commissioner
Andhra Pradesh General Sales Tax Act, 1957	Tax	763	2000-01	Appellate Deputy Commissioner
Central Sales Tax Act, 1956	Tax	562	1999-00	Appellate Deputy Commissioner
Andhra Pradesh General Sales Tax Act, 1957	Tax	519	1999-00	Appellate Deputy Commissioner
Central Sales Tax Act, 1956	Tax	720	1999-00	Appellate Deputy Commissioner
Bihar Finance Act, 1981	Tax	119	2002-03	Appellate Deputy Commissioner
Madhya Pradesh Vanijyik Kar Adhiniyam, 1994	Tax	67	2000-01	Appeal yet to be filed.
Central Sales Tax Act, 1956	Tax	1,845	2000-01	Appellate Deputy Commissioner
Haryana General Sales Tax Act, 1973	Tax	55	2000-01	Appellate Deputy Commissioner
Income Tax				
Income Tax Act, 1961	Tax and interest	39,598	1993-94 and 1994-95	High Court

Name of the Statute	Nature of the Dues	Amount (Rs'000)	Period to which the amount relates	Forum where dispute is pending
Excise Duty				
Central Excise Act, 1944	Duty and penalty	197	2000-01	Commissioner (Appeals)
Central Excise Act, 1944	Duty and penalty	841	2000-01	Commissioner (Appeals)
Central Excise Act, 1944	Duty and penalty	962	2003-04	Commissioner (Appeals)
Central Excise Act, 1944	Duty	84	2003-04	Assistant Commissioner
Central Excise Act, 1944	Duty	641	2003-04	Joint Commissioner
Central Excise Act, 1944	Duty	16	2000-01	Commissioner (Appeals)
Central Excise Act, 1944	Interest	58	2003-04	Assistant Commissioner
Central Excise Act, 1944	Duty and penalty	2,498	1999-00	Central Excise, Customs, Service Tax Appellate Tribunal
Central Excise Act, 1944	Duty, penalty and interest	28	2000-01	Commissioner (Appeals)
Central Excise Act, 1944	Duty	13	2003-04	Assistant Commissioner
Central Excise Act, 1944	Duty and penalty	2,284	2003-04	Reply being submitted
Central Excise Act, 1944	Duty	2,798	1998-99	Additional Commissioner
Central Excise Act, 1944	Duty and penalty	495	2003-04	Assistant Commissioner
Central Excise Act, 1944	Duty	2,676	2003-04	Additional Commissioner
Central Excise Act, 1944	Duty	575	2001-02	Assistant Commissioner
Central Excise Act, 1944	Duty	2,377	1999-00	Remanded back to original adjudicating authority
Central Excise Act, 1944	Duty	1,897	2000-01	Pending with authority for reconsideration
Central Excise Act, 1944	Duty	111	1999-00	Commissioner (Appeals)
Central Excise Act, 1944	Duty	79	1999-00	Joint Commissioner
Central Excise Act, 1944	Duty	113	1999-00	Joint Commissioner
Central Excise Act, 1944	Duty	155	2001-02	Commissioner (Appeals)
Central Excise Act, 1944	Duty and penalty	95	2003-04	Commissioner (Appeals)
Central Excise Act, 1944	Duty and penalty	18	2003-04	Commissioner (Appeals)
Central Excise Act, 1944	Duty	22	2002-03	Assistant Commissioner
Central Excise Act, 1944	Duty	52	2002-03	Assistant Commissioner
Central Excise Act, 1944	Duty	34	2003-04	Assistant Commissioner
Central Excise Act, 1944	Duty and penalty	940	2002-03	Commissioner (Appeals)
Central Excise Act, 1944	Duty	862	2003-04	Appeal filed and awaiting personal hearing
Central Excise Act, 1944	Duty	84	2003-04	Appeal filed and awaiting personal hearing
Central Excise Act, 1944	Duty	1,746	2003-04	Joint Commissioner
Central Excise Act, 1944	Duty	324	2002-03	Commissioner (Appeals)
Central Excise Act, 1944	Duty	35	2002-03	Commissioner (Appeals)
Central Excise Act, 1944	Duty	892	2003-04	Assistant Commissioner
Central Excise Act, 1944	Duty	1,523	2003-04	Joint Commissioner
Central Excise Act, 1944	Duty	1,084	2001-02	Additional Commissioner
Central Excise Act, 1944	Duty	33,356	2002-03	Commissioner
Central Excise Act, 1944	Duty	1,873	2002-03	Commissioner
Central Excise Act, 1944	Duty	8,307	2003-04	Commissioner
Central Excise Act, 1944	Duty	965	2003-04	Joint Commissioner
Central Excise Act, 1944	Duty	9,825	2002-03	Commissioner
Central Excise Act, 1944	Duty and penalty	2,338	2002-03	Commissioner
Central Excise Act, 1944	Duty and penalty	25	2002-03	Commissioner (Appeals)

Consolidated Balance Sheet

As at March 31

(All amounts in Indian Rupees thousands, except share data)

	Schedule	2004	2003
Sources of funds			
Shareholders' funds			
Share capital	1	382,595	382,580
Reserves and surplus	2	19,009,037	16,922,868
		19,391,726	**17,305,448**
Loan funds			
Secured loans	3	453,851	126,688
Unsecured loans	4	232,154	251,753
		686,005	**378,441**
Deferred tax liabilities	19 (7)	430,275	432,109
		20,508,006	**18,115,998**
Application of funds			
Fixed assets	5		
Gross block		10,407,635	8,524,147
Less: Accumulated depreciation		(4,045,673)	(3,195,580)
Net block		6,361,962	5,328,567
Capital work-in-progress (including capital advances)		1,059,704	788,012
		7,421,666	**6,116,579**
Deferred tax assets	19 (7)	39,232	42,500
Investments	6	4,150,241	7,562
Current assets, loans and advances			
Inventories	7	3,021,939	2,779,673
Sundry debtors	8	3,998,382	3,719,395
Cash and bank balances	9	4,495,555	7,280,871
Loans and advances	10	1,770,950	1,394,741
		13,286,826	**15,174,680**
Current liabilities and provisions			
Current liabilities	11	3,806,597	2,667,444
Provisions	12	583,362	557,879
		4,389,959	**3,225,323**
Net current assets		8,896,867	11,949,357
		20,508,006	**18,115,998**
Notes to consolidated accounts	19		

The schedules reffered to above form an integral part of the Consolidated Balance Sheet

As per our report attached

for **Bharat S Raut & Co.**
Chartered Accountants

Pradip Kanakia
Partner
Membership No.: 39985

Place: Hyderabad
Date: May 28, 2004

for **Dr. Reddy's Laboratories Limited**

Dr. K Anji Reddy
Chairman

G V Prasad
Executive Vice Chairman & CEO

K Satish Reddy
Managing Director & COO

V S Vasudevan
Chief Financial Officer

V Viswanath
Company Secretary

Consolidated Profit and Loss Account

For the year ended March 31

(All amounts in Indian Rupees thousands, except share data)

	Schedule		2004		2003
Income					
Sales (Gross)		20,204,252		18,105,984	
Less: Excise Duty and other similar duties and taxes		870,080		817,135	
Sales (Net)			19,334,172		17,288,849
Service income			–		143
Other income	13		893,999		538,269
			20,228,171		**17,827,261**
Expenditure					
Material costs	14		6,208,125		4,976,120
Conversion charges			195,316		131,999
Excise duty and other similar duties and taxes			58,683		152,552
Personnel costs	15		2,365,498		1,793,794
Operating and other expenses	16		5,715,947		4,543,300
Research and development expenses			1,826,074		1,323,770
Deferred revenue expenditure/Pre-operative expenses written off			–		33,281
Provision for decline in the value of long-term investments and investments written off			–		1,714
Loss on sale of shares in Compact Electric Limited	19 (4)		66,514		–
Finance charges	17		19,024		39,078
Equity in loss of associates	19 (4)		34,819		28,300
Depreciation			1,024,880		751,428
Less: Preoperative expenses capitalised/to be capitalised in respect of Aurigene Discovery Technologies Limited			–		(58,215)
			17,514,880		**13,717,121**
Profit before taxation and minority interest			2,713,291		4,110,140
Provision for tax	18				
– Current tax			204,116		397,515
– Deferred tax expense/(benefit)			(2,232)		63,612
Profit after taxation, but before minority interest			2,511,407		3,649,013
Minority interest			3,352		(6,734)
Profit for the year			2,514,759		3,642,279
Balance in profit and loss account brought forward			456,542		245,861
Amount available for appropriation			2,971,301		3,888,140
Appropriations:					
Proposed dividend on equity shares			382,595		382,580
Tax on proposed dividend			49,020		49,018
Transfer to general reserve			2,000,000		3,000,000
Balance carried forward			539,686		456,542
			2,971,301		**3,888,140**
Earnings per share	19 (8)				
Basic – Par value Rs. 5 per share			32.87		47.60
Diluted – Par value Rs. 5 per share			32.86		47.60
Notes to consolidated accounts	19				

The schedules reffered to above form an integral part of the Consolidated Profit and Loss Account

As per our report attached

for **Bharat S Raut & Co.**
Chartered Accountants

Pradip Kanakia
Partner
Membership No. 39985

Place: Hyderabad
Date: May 28, 2004

for **Dr. Reddy's Laboratories Limited**

Dr. K Anji Reddy
Chairman

G V Prasad
Executive Vice Chairman & CEO

K Satish Reddy
Managing Director & COO

V S Vasudevan
Chief Financial Officer

V Viswanath
Company Secretary

Schedules to the Consolidated Balance Sheet

	As at March 31			
	(All amounts in Indian Rupees thousands, except share data)			
		2004		2003
Schedule 1: Share capital				
Authorised				
100,000,000 (previous year: 100,000,000) equity shares of Rs. 5 each		500,000		500,000
Issued				
76,519,149 (previous year: 76,516,148) equity shares of Rs. 5 each fully paid-up		382,596		382,581
Subscribed and paid-up				
76,518,949 (previous year: 76,515,948) equity shares of Rs. 5 each fully paid-up	382,594		382,579	
Add: Forfeited share capital (Note 2)	1		1	
		382,595		382,580
		382,595		**382,580**

Notes:

1. Subscribed and paid-up share capital includes:
   (a) 34,974,400 (previous year: 34,974,400) equity shares of Rs. 5 each fully paid-up, allotted as bonus shares by capitalisation of General reserve.
   (b) 526,124 (previous year: 526,124) equity shares of Rs. 5 each allotted pursuant to a scheme of amalgamation with Standard Equity Fund Limited without payments being received in cash.
   (c) 10,285,884 (previous year: 10,285,884) equity shares of Rs. 5 each allotted and 82,800 (previous year: 82,800) equity shares of Rs. 5 each extinguished pursuant to a scheme of amalgamation with erstwhile Cheminor Drugs Limited (CDL) without payments being received in cash.
   (d) 13,225,000 (previous year: 13,225,000) equity shares of Rs. 5 each allotted against American Depository Shares (ADS).
   (e) 8,602,152 (previous year: 8,602,152) equity shares of Rs. 5 each allotted against Global Depository Receipts (GDR) that were converted into ADS during the year ended March 31, 2002.
   (f) 113,388 (previous year: 113,388) equity shares of Rs. 5 each allotted to the erstwhile members of American Remedies Limited (ARL) pursuant to a scheme of amalgamation with ARL without payments being received in cash.
   (g) 3,001(previous year: Nil) equity shares of Rs. 5 each allotted to the employees of the Company on exercise of the vested stock options in accordance with the terms of exercise under the "Dr. Reddy's Employees Stock Option Plan, 2002".
2. Represents 200 (previous year: 200) equity shares of Rs. 5 each, amount paid-up Rs. 500/-, forfeited due to non-payment of allotment money.

As at March 31

(All amounts in Indian Rupees thousands, except share data)

Schedule 2: Reserves and Surplus

	2004	2003
Capital reserve		
Balance at the beginning of the year	13,769	7,470
Add: Capital reserve arising from acquisition of minority interest	–	6,299
	13,769	**13,769**
Securities premium account		
Balance at the beginning of the year	7,730,980	7,730,980
Add: Share premium received on conversion of stock options issued to employees	3,025	–
	7,734,005	**7,730,980**
Employees stock options outstanding (Refer note 12 of Schedule 19)	564	–
Less: Deferred Employee compensation expense outstanding	(470)	–
	94	**–**
General reserve		
Balance at the beginning of the year	8,721,577	5,747,040
Less: Share in losses of Dr. Reddy Exports Limited up to March 31, 2002	–	(3)
Less: Share in losses of Pathnet India Private Limited (Pathnet) up to March 31, 2002 (Refer Note 4 of Schedule 19)	–	(20,700)
	8,721,577	5,726,337
Add: Transferred from profit and loss account	2,000,000	3,000,000
Less: Quarterly net loss in respect of OOO JV Reddy Biomed Limited arising from the change in its year-end	–	(4,760)
	10,721,577	**8,721,577**
Profit and loss account		
Balance in consolidated profit and loss account	539,686	456,542
	19,009,131	**16,922,868**

As at March 31

(All amounts in Indian Rupees thousands, except share data)

	2004	2003
Schedule 3: Secured Loans		
Loans from banks		
Cash credit and packing credit (Note1)	319,394	4,461
Term loan from bank	–	5,089
Others (Note 2a & 2b)	97,472	74,233
Loan from Indian Renewable Energy Development Agency Limited (Note 3)	36,985	42,905
	453,851	126,688

Notes:

1 The Company has working capital facilities with a consortium of bankers and has created a charge, on a pari-passu basis, by hypothecation of the whole of the current assets,both present and future, and a first charge on immovable properties, pertaining to certain factories of the Company.

2 (a) Loan from the Agricultural Bank of China taken by Kunshan Rotam Reddy Pharmaceutical Company Limited ("Reddy Kunshan"), a consolidated joint venture, is secured by way of hypothecation of leasehold land, buildings and equipment of Reddy Kunshan.

(b) Loan from the ICICI Bank taken by Aurigene Discovery Technologies Limited ("Aurigene") is secured by way of hypothecation of vehicles acquired by Aurigene.

3 Loan from Indian Renewable Energy Development Agency Limited is secured by way of hypothecation of specific movable assets pertaining to the Solar Grid Interactive Power Plant of the Company.

As at March 31

(All amounts in Indian Rupees thousands, except share data)

	2004	2003
Schedule 4: Unsecured Loans		
Foreign currency loan notes	146,738	136,653
Sales tax deferment loan from the Government of Andhra Pradesh (interest free)	79,108	83,572
Other unsecured loans from banks	6,308	31,528
	232,154	251,753

Schedule 5: Fixed assets

(All amounts in Indian Rupees thousands, except share data)

Description	Gross block					Depreciation					Net block	
	As at 1 April 2003	Additions	Deletions (Note 4)	Adjustments on account of Compact divestment (Note 4 Schedule 19)	As at March 31, 2004	As at 1 April 2003	For the year	Deletions (Note 4)	Adjustments on account of Compact divestment (Note 4 of Schedule 19)	As at March 31, 2004	As at March 31, 2004	As at March 31, 2003
Land – freehold (Note 1)	94,173	192,977	2,313	4,318	280,519	–	–	–	–	–	280,519	94,173
Land – leasehold (Note 2)	63,724	25,816	–	–	89,540	834	2,301	–	–	3,135	86,405	62,890
Buildings	1,333,764	487,773	35,487	40,663	1,745,387	205,229	60,901	8,102	10,028	248,000	1,497,387	1,128,535
Plant and machinery (Note 3)	3,425,172	528,418	37,777	128,422	3,787,391	1,637,795	339,077	20,600	64,374	1,891,898	1,895,493	1,787,377
Electrical equipment	507,771	114,464	19,908	9,343	592,984	242,595	52,704	15,112	3,005	277,182	315,802	265,176
Laboratory equipment	915,597	348,581	9,426	–	1,254,752	309,769	152,870	6,040	–	456,599	798,153	605,828
Furniture, fixtures and office equipment	575,420	230,794	38,658	4,133	763,423	285,163	139,625	37,070	2,471	385,247	378,176	290,257
Vehicles	127,534	58,107	16,683	348	168,610	53,219	29,004	7,865	120	74,238	94,372	74,315
Library	3,506	–	–	–	3,506	3,506	–	–	–	3,506	–	–
Intangibles												
Goodwill	651,409	244,037	–	–	895,446	104,081	163,409	–	–	267,490	627,956	547,328
Patents, trademarks and designs	76,267	–	–	–	76,267	38,547	10,008	–	–	48,555	27,712	37,720
Technical know-how	522,310	–	–	–	522,310	178,342	52,231	–	–	239,573	291,737	343,968
Non Compete fees	227,500	–	–	–	227,500	136,500	22,750	–	–	159,250	68,250	91,000
	8,524,147	**2,230,967**	**160,252**	**187,227**	**10,407,635**	**3,195,580**	**1,024,880**	**94,789**	**79,998**	**4,045,673**	**6,361,962**	**5,328,567**
Previous year	7,045,484	1,591,559	112,896	–	8,524,147	2,489,866	751,428	45,714	–	3,195,580	5,328,567	–

Notes:

1. Land (freehold) located at Pydibheemavaram allotted by the Andhra Pradesh Industrial Infrastructure Corporation Limited having a book value of Rs. 4,445 (previous year: Rs. 4,445) is yet to be registered in the name of the Group.
2. In pursuance of an allotment letter ("the letter") dated 16 October 2001, received from Karnataka Industrial Area Development Board, Aurigene Discovery Technologies Limited, a consolidated subsidiary, acquired land located at Electronics City, Bangalore, on a lease-cum-sale basis. In terms of the letter, the lease shall be converted into a sale at the end of six years subject to fulfilment of all the terms and conditions of the allotment. Pending completion of the period of six years and fulfilment of the terms and conditions of the allotment, the amount incurred on the land acquisition aggregating to Rs. 49,729 (previous year: Rs. 49,729) has been accounted as leasehold land.
3. The Group owns a treated effluent discharge pipeline in equal proportion jointly with a third party in Pydibheemavaram pursuant to a mutual agreement.
4. Deletions include assets pertaining to Pondicherry plant of Formulations, aggregating to Gross block Rs. 68,724 and accumulated depreciation Rs. 27,817, which were sold during the current year.

	As at March 31	
(All amounts in Indian Rupees thousands, except share data)		
	2004	2003
Schedule 6: Investments		
(Long term, unless otherwise specified)		
Investment in associates		
Aurantis Farmaceutica Ltda	85,099	85,099
Compact Electric Limited	90,122	–
APR LLC	16,331	–
Other investments (at cost)		
Aggregate cost of quoted investments	4,596	4,596
Aggregate cost of unquoted investments	1,570,925	70,923
Current investments, at the lower of cost or market value		
Investment in mutual funds	2,536,224	–
	4,303,297	160,618
Less: Provision for decline, other than temporary, in the value of investments	153,056	153,056
	4,150,241	**7,562**
Market value of quoted investments	13,169	6,221
Market value of current investments	2,536,224	–
Schedule 7: Inventories		
Stores and spares	262,881	284,505
Raw materials	911,867	829,994
Work-in-process	989,865	683,800
Finished goods	857,326	981,374
	3,021,939	**2,779,673**
Schedule 8: Sundry debtors		
(Unsecured)		
Debts outstanding for a period exceeding six months		
Considered good	114,783	167,154
Considered doubtful	284,439	264,567
Other debts		
Considered good	3,883,599	3,552,241
	4,282,821	3,983,962
Less: Provision for doubtful debts	284,439	264,567
	3,998,382	**3,719,395**

As at March 31

(All amounts in Indian Rupees thousands, except share data)

	2004	2003
Schedule 9: Cash and bank balances		
Cash in hand	10,717	9,453
Cash in transit	6,994	9,975
Balances with banks		
On current accounts	617,698	485,560
On EEFC current accounts	267,255	18,550
On deposit accounts	3,581,678	6,746,837
On unclaimed dividend accounts	10,541	9,808
On unclaimed fractional share pay order accounts	672	688
	4,495,555	**7,280,871**
Deposits with banks include:		
(i) Margin money for letters of credit and bank guarantees	47,269	11,346
(ii) Balance of unutilised money out of ADS issue	1,781,047	1,992,749
Schedule 10: Loans and advances		
(Unsecured)		
Considered good		
Advances to material suppliers	218,475	74,911
Staff loans and advances	49,376	77,583
Other advances recoverable in cash or in kind or for value to be received	765,635	742,127
Advance tax (net of provision for current taxes)	450,719	336,037
Balances with statutory authorities	196,366	85,228
Deposits	90,379	78,855
	1,770,950	1,394,741
Considered doubtful		
Share application money pending allotment in respect of Pathnet	15,310	15,310
Staff loans and advances	6,500	–
Other advances recoverable in cash or in kind or for value to be received	8,337	3,332
Advances towards investment	8,056	8,056
	1,809,153	1,421,439
Less: Provision for doubtful advances	38,203	26,698
	1,770,950	**1,394,741**
Schedule 11: Current liabilities		
Sundry creditors	3,748,754	2,519,301
Book overdraft	–	87,551
Unclaimed dividends	10,541	9,808
Trade deposits	47,302	50,784
	3,806,597	**2,667,444**
Schedule 12: Provisions		
Proposed dividend	382,595	382,580
Tax on proposed dividend	49,020	49,018
Provision for		
Gratuity	71,838	50,858
Leave encashment	79,238	71,036
Taxation, net of advance taxes	671	4,387
	583,362	**557,879**

Schedules to the Consolidated Profit and Loss Account

	For the year ended March 31	
	(All amounts in Indian Rupees thousands, except share data)	
	2004	2003
Schedule 13: Other income		
Interest on fixed deposits (gross, tax deducted at source: Rs. 74,920; previous year: Rs. 58,310)	380,065	339,210
Interest on investments	37,292	–
Interest-Others	4,611	–
Dividends from investments	53	175
Income from redemption of mutual fund units	24,786	6,284
Exchange gain, net	285,214	–
Sale of spent chemicals	84,024	56,976
Miscellaneous income	77,954	135,624
	893,999	**538,269**

	For the year ended March 31			
	(All amounts in Indian Rupees thousands, except share data)			
		2004		2003
Schedule 14: Material costs				
(a) Opening				
Work-in-process	683,800		515,958	
Finished goods	981,374		875,396	
Add: Stocks acquired on acquisition of Dr. Reddy's Laboratories (EU) Limited (Refer Note 6 of Schedule 19)	–		59,998	
Less: Adjustment on divestment of Compact Electric Limited (Refer to Note 4 of Schedule 19)	(19,645)		–	
Less: Adjustment to opening balance of Reddy Kunshan	–		(12,839)	
		1,645,529		1,438,513
Closing				
Work-in-process	989,865		683,800	
Finished goods	857,326		981,374	
		1,847,191		1,665,174
Net (increase)/decrease		(201,662)		(226,661)
(b) Raw materials consumed				
Opening stock of raw materials	829,994		621,126	
Add: Stocks acquired on acquisition of Dr. Reddy's Laboratories (EU) Limited (Refer Note 6 of Schedule 19)	–		18,432	
Less: Adjustment to opening balance of Reddy Kunshan	–		(2,947)	
Add: Purchases	4,507,955		3,518,416	
Adjustment on divestment of Compact Electric Limited (Refer Note 4 of Schedule 19)	(19,707)			
	5,318,242		4,155,027	
Less: Closing stock	911,867		829,994	
		4,406,375		3,325,033
(c) Stores, chemicals, spares and packing material consumed		659,961		578,245
(d) Purchase of traded goods		1,343,451		1,299,503
		6,208,125		**4,976,120**

Raw materials consumed include Rs. 69,554 (previous year: Rs. 54,057) being stocks written-off/written-down, Rs. 80,225 (previous year: Rs. 103,340) being cost of samples issued and is net of Rs. 65,459 (previous year: Rs. 29,821) being sale of raw materials.

	For the year ended March 31	
	(All amounts in Indian Rupees thousands, except share data)	
	2004	2003

Schedule 15: Personnel costs

	2004	2003
Salaries, wages and bonus	1,967,280	1,463,966
Contribution to provident and other funds	114,873	101,897
Workmen and staff welfare expenses	283,251	227,931
Amortisation of deferred employees compensation expense	94	–
	2,365,498	**1,793,794**

Schedule 16: Operating and other expenses

	2004	2003
Power and fuel	419,183	389,124
Rent	105,744	70,604
Rates and taxes	41,833	78,667
Repairs and maintenance		
Buildings	22,662	24,889
Plant and machinery	233,916	185,495
Others	251,243	205,975
Insurance	228,365	98,492
Travelling and conveyance	269,107	213,993
Communication	97,082	76,806
Advertisements	100,591	58,194
Commission on sales	148,240	159,617
Other selling expenses	1,784,386	1,324,201
Printing and stationery	71,629	51,838
Legal and professional charges	1,317,869	955,872
Donations	26,115	24,021
Bad debts written-off	14,955	16,132
Provision for doubtful advances	11,505	18,642
Provision for doubtful debts	19,872	93,883
Loss on sale/retirement of fixed assets, net	29,559	248
Directors' sitting fees	335	370
Directors' remuneration	75,591	104,007
Auditors' remuneration	8,324	6,088
Exchange loss, net	–	58,189
Bank charges	31,394	28,487
Sundry expenses	406,447	299,466
	5,715,947	**4,543,300**

Schedule 17: Finance charges

	2004	2003
Interest on loans	10,065	9,139
Other finance charges	8,959	29,939
	19,024	**39,078**

Schedule 18: Provision for tax

	2004	2003
Current taxes		
Domestic taxes	202,364	402,225
Foreign taxes	1,752	(4,710)
	204,116	397,515
Deferred taxes		
Domestic taxes	4	67,491
Foreign taxes	(2,236)	(3,879)
	(2,232)	(63,612)
	201,884	**461,127**

Schedules to the Consolidated Balance Sheet and Profit and Loss Account

Schedule 19: Notes to consolidated accounts.

1. **Significant accounting policies**

a) *Basis of preparation of consolidated financials statements*

The consolidated financial statements have been prepared and presented under the historical cost convention on the accrual basis of accounting in accordance with the accounting principles generally accepted in India ("GAAP") and comply with the mandatory Accounting Standards ("AS") issued by the Institute of Chartered Accountants of India ("the ICAI") to the extent applicable. The consolidated financial statements are presented in Indian rupees rounded off to the nearest thousand.

b) *Use of estimates*

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities on the date of the consolidated financial statements and reported amounts of income and expenditure for the year. Actual results could differ from these estimates. Any revision to accounting estimates is recognised prospectively in the current and future periods.

c) *Principles of consolidation*

The consolidated financial statements include the financial statements of Dr. Reddy's Laboratories Limited ("DRL" or "the Company"), the parent company and all of its subsidiaries (collectively referred to as "the Group" or "DRL Group"), in which DRL has more than one-half of the voting power of an enterprise or where DRL controls the composition of the board of directors. In accordance with AS 27 – "Financial Reporting of Interests in Joint Ventures", issued by the ICAI, the Group has accounted for its proportionate share of interest in a joint venture by the proportionate consolidation method. The joint venture arrangement has been more fully described in Note 5 below.

The consolidated financial statements have been prepared on the following basis:

- The financial statements of the parent company and the subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances / transactions and resulting unrealised profits in full. Unrealised losses resulting from intra-group transactions have also been eliminated except to the extent that recoverable value of related assets is lower than their cost to the group. The amounts shown in respect of reserves comprise the amount of the relevant reserves as per the balance sheet of the parent company and its share in the post-acquisition increase in the relevant reserves of the subsidiaries.
- The Group accounts for investments by the equity method of accounting where it is able to exercise significant influence over the operating and financial policies of the investee. The Group's equity in profit / loss of the equity method associates, Aurantis Farmaceutica Ltda, Brazil (Aurantis), Pathnet India Private Limited (Pathnet), Dr. Reddy's Exports Limited (Reddy Exports), APR LLC and Compact Electric Limited, subsequent to sale of 51% of shares, is included in the consolidated profit and loss account. Inter company profits and losses have been proportionately eliminated until realised by the investor or investee.
- Pursuant to the adoption of AS 27 "Financial Reporting of Interest in Joint Ventures" the Group does not consolidate entities where the minority shareholders have certain significant participating rights that provide for effective involvement in significant decisions in the ordinary course of business.
- The proportionate share of Group's interest in Joint Ventures is combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group transactions and resulting unrealised profits, to the extent it pertains to the group.
- The excess / deficit of cost to the parent company of its investment in the subsidiaries and joint ventures over its portion of equity in the subsidiaries / joint ventures at the respective dates on which investment in such subsidiaries / joint ventures was made is recognised in the financial statements as goodwill / capital reserve. The parent company's portion of equity in such subsidiaries / joint ventures is determined on the basis of the book values of assets and liabilities as per the financial statements of the subsidiaries / joint ventures as on the date of investment and if not available, the financial statements for the immediately preceding period adjusted for the effects of significant transactions.
- The excess of cost to the parent company of its investment in the associates over the portion of the equity of the associates is described as goodwill or capital reserve, as the case may be. Goodwill / capital reserve arising on the acquisition of an associate by the parent company is included in the carrying amount of investment in the associate but is disclosed separately.
- The consolidated financial statements are presented, to the extent possible, in the same format as that adopted by the parent company for its separate financial statements.
- The consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

d) *New accounting standards*

The Group has adopted AS 26 "Intangible Assets" issued by the ICAI, which is effective for the accounting periods commencing on or after 1 April 2003. The standard prescribes principles and procedures for the recognition, accounting and disclosures of intangible assets.

e) *Fixed assets and depreciation*

Fixed assets are carried at the cost of acquisition less accumulated depreciation. The cost of fixed assets includes taxes, duties, freight and other incidental expenses related to the acquisition and installation of the respective assets. Borrowing costs directly attributable to acquisition or construction of those fixed assets which necessarily take a substantial period of time to get ready for their intended use are capitalized. The cost of fixed assets also includes the exchange differences arising in respect of foreign currency loans or other liabilities incurred for the purpose of their acquisition or construction.

Advances paid towards the acquisition of the fixed assets outstanding at each balance sheet date and the cost of fixed assets not ready for their intended use before such date are disclosed under capital work-in-progress. Pre-operative expenses directly attributable to fixed assets pending capitalization are included under capital work-in-progress.

Depreciation on fixed assets is provided using the straight-line method based on the useful lives of the assets as estimated by Management. Depreciation is calculated on a pro-rata basis from the date of installation till the date the assets are sold or disposed off. Individual assets costing less than Rs. 5,000 are depreciated in full in the year of acquisition.

Management's estimates of the useful lives for various categories of fixed assets are given below:

	Years
Buildings	
– Factory and administrative buildings	20 to 30
– Ancillary structures	3 to 10
Plant and machinery	3 to 15
Electrical equipment	5 to 15
Laboratory equipment	5 to 15
Furniture, fixtures and office equipment (other than Computer equipment)	4 to 8
Computer equipment	3
Vehicles	4 to 5
Library	2

Leasehold land is being amortized over the primary period of the lease.

f) *Intangible assets and amortisation*

Intangible assets are recorded at the consideration paid for acquisition. Intangible assets are amortised over their estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Company for its use. The management estimates the useful lives for the various intangible assets as follows:

	Years
Goodwill	5 to 10
Patents, trademarks and designs (including marketing know-how)	6 to 10
Technical know-how	10
Non-compete fees	10

g) *Investments*

Long-term investments, other than investments in associates, are stated at cost. A provision for diminution is made to recognize a decline, other than temporary, in the value of long-term investments. Current investments are carried at the lower of cost and fair value. The comparison of cost and fair value is done separately in respect of each category of investment.

Investments in associates, accounted under the equity method of accounting, are initially recorded at cost, identifying any goodwill / capital reserve at the time of acquisition. The carrying amount of such investments is adjusted thereafter for the post acquisition change in the investor's share of net assets of the investee unless there is an agreement to the contrary. The carrying amount of investment in an associate is reduced to recognize a decline, other than temporary, in the value of the investment, such reduction being determined and made for each investment individually.

h) *Inventories*

Inventories are valued at the lower of cost and net realizable value. Cost of inventories comprises all costs of purchase, cost of conversion and other costs incurred in bringing the inventories to their present location and condition.

The methods of determining cost of various categories of inventories are as follows:

Raw materials	First in first out (FIFO)
Stores and spares	Weighted average method
Work-in-process and finished goods (manufactured)	FIFO and an appropriate shareof production overheads
Finished goods (traded)	Cost of purchase
Goods in transit	At landed cost

i) *Research and development*

Revenue expenditure on research and development is expensed as incurred. Capital expenditure incurred on research and development having alternative uses is capitalised as fixed assets and depreciated in accordance with the depreciation policy of the Group.

j) *Retirement benefits*

Contributions payable to an approved gratuity fund (a defined benefit plan), determined by an independent actuary at the Balance sheet date, are charged to the profit and loss account. Leave encashment cost which is a defined benefit, is accrued based on actuarial valuation at the balance sheet date, carried out by an independent actuary.

Contributions payable to recognized provident funds, approved superannuation scheme and employee pension and social security schemes in certain overseas subsidiaries, which are defined contribution schemes, are charged to the profit and loss account.

k) *Foreign currency transactions, balances and translation of financial statements of foreign subsidiaries and joint venture*

Foreign currency transactions are recorded using the exchange rates prevailing on the dates of the respective transactions. Exchange differences arising on foreign currency transactions settled during the year are recognized in the profit and loss account except that exchange differences related to acquisition of fixed assets are adjusted in the carrying amount of the related fixed assets.

Monetary assets and liabilities denominated in foreign currencies as at the balance sheet date not covered by forward exchange contracts are translated at year-end rates. The resultant exchange differences (except those related to acquisition of fixed assets) are recognised in the profit and loss account.

The premium or discount on forward exchange contracts is recognised over the period of the contracts. The premium or discount in respect of forward exchange contracts related to acquisition of fixed assets is adjusted in the carrying amount of the related fixed assets. In respect of other contracts, it is recognized in the profit and loss account.

The financial statements of the foreign subsidiaries, representative offices and a joint venture are translated into Indian rupees as follows:

- Revenue items, except opening and closing inventories and depreciation are translated at the respective monthly average rates. Opening and closing inventories are translated at the rates prevalent at the commencement and close respectively of the accounting period. Depreciation is translated at the rates used for the translation of the values of the assets on which depreciation is calculated.
- Monetary items are translated using the closing rate.
- Non-monetary items, other than inventories and fixed assets, are translated using the exchange rate at the date of transaction i.e., the date when they were acquired.
- Fixed assets are translated using the exchange rate at the date of their acquisition. Where there has been an increase or decrease in the liability of the Group, as expressed in Indian rupees by applying the closing rate, for making payment towards the whole or a part of the cost of a fixed asset or for repayment of the whole or a part of the monies borrowed, in foreign currency specifically for the purpose of acquiring a fixed asset, the amount by which the liability is so increased or reduced during the year, is added to, or reduced from, the cost of the fixed asset concerned.
- The net exchange difference resulting from the translation of items in the financial statements of foreign subsidiaries is recognised as income or as expense for the year, except to the extent adjusted in the carrying amount of the related fixed assets as stated above.
- Contingent liabilities are translated at the closing rate.

l) Revenue recognition

Revenue from sale of goods is recognized when significant risks and rewards in respect of ownership of products are transferred to customers. Revenue from domestic sales of formulation products is recognized on dispatch of products to stockists by clearing and forwarding agents of the Group. Revenue from domestic sales of active pharmaceutical ingredients and intermediates is recognizec on dispatch of products from the factories of the Group. Revenue from export sales is recognised on shipment of products.

Revenue from product sales is stated exclusive of returns, sales tax and applicable trade discounts and allowances.

Service income is recognized as per the terms of contracts with customers when the related services are performed.

Dividend income is recognised when the unconditional right to receive the income is established. Income from interest on deposits, loans and interest bearing securities is recognised on the time proportionate method.

Export entitlements under the Duty Entitlement Pass Book ("DEPB") scheme are recognised as revenue when the right to receive credit as per the terms of the scheme is established in respect of the exports made and where there is no significant uncertainty regarding the ultimate collection of the relevant export proceeds.

m) Income-tax expense

Income tax expense comprises current tax and deferred tax charge or credit.

Current tax

The current charge for income taxes is calculated in accordance with the relevant tax regulations applicable to the entities in the group.

Deferred tax

Deferred tax charge or credit reflects the tax effects of timing differences between accounting income and taxable income for the period. The deferred tax charge or credit and the corresponding deferred tax liabilities or assets are recognised using the tax rates that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets are recognised only to the extent there is reasonable certainty that the assets can be realized in future; however, where there is unabsorbed depreciation or carry forward of losses, deferred tax assets are recognised only if there is a virtual certainty of realization of such assets. Deferred tax assets are reviewed as at each balance sheet date and written-down or written-up to reflect the amount that is reasonably / virtually certain (as the case may be) to be realized.

The break-up of the major components of the deferred tax assets and liabilities as at the balance sheet date have been arrived at after setting off deferred tax assets and liabilities where the group has a legally enforceable right to set-off assets against liabilities, and where such assets and liabilities relate to taxes on income levied by the same governing taxation laws.

n) Earnings per share

The basic earnings per share ("EPS") is computed by dividing the net profit after tax for the year by the weighted average number of equity shares outstanding during the year. For the purpose of calculating diluted earnings per share, net profit after tax for the year and the weighted average number of shares outstanding during the year are adjusted for the effects of all dilutive potential equity shares. Dilutive potential equity shares are deemed converted as of the beginning of the year, unless they have been issued at a later date. The diluted potential equity shares have been adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares).

o) Employee stock option schemes

In accordance with the Securities and Exchange Board of India guidelines, the excess of the market price of shares, at the date of grant of options under the Employee stock option schemes, over the exercise price is treated as employee compensation and amortised on a straight-line basis over the vesting period.

p) Contingencies

Loss contingencies arising from claims, litigation, assessments, fines, penalties etc. are provided for when it is probable that a liability may be incurred, and the amount can be reasonably estimated.

2. Description of the Group

Dr. Reddy's Laboratories Limited ("DRL" or "the Company") together with its subsidiaries collectively referred to as "the Group" or "DRL Group", is a leading India-based Rs. 777maceutical group headquartered in Hyderabad, India. The Group's principal areas of operation are formulations, active pharmaceutical ingredients and intermediates, generics, diagnostics, critical care and biotechnology, and drug discovery. The Group's principal research and development and manufacturing facilities are located in Andhra Pradesh,

India with principal marketing facilities in India, Russia, the United States, the United Kingdom, Brazil and South Africa. The Company's shares trade on several stock exchanges in India and on the New York Stock Exchange in the United States from April 11, 2001.

DRL's subsidiaries, step-down subsidiaries, associates and joint ventures are listed below:

Entity	Country of incorporation	Percentage holding (%)
Subsidiaries		
OOO JV Reddy Biomed Limited ("RBL")	A Company organised under the laws of Russia.	100
Reddy Pharmaceuticals Hong Kong Limited	A Company organised under the laws of Hong Kong	100
Dr. Reddy's Laboratories Inc. ("DRLI")	A Company organised under the laws of New Jersey, USA	100
Reddy Cheminor S.A.	A Company organised under the laws of Chartres, France	100
Reddy Antilles N.V. ("RANV")	A Company organised under the laws of Antilles, Netherlands	100
Dr. Reddy's Farmaceutica Do Brazil Ltda.	A Company organised under the laws of Brazil	100
Aurigene Discovery Technologies Limited	A Company organised under the laws of India	100
Dr. Reddy's Laboratories (EU) Limited ("DREU")	A Company organised under the laws of the United Kingdom	100
Cheminor Investments Limited	A Company organised under the laws of India	100
DRL Investments Limited	A Company organised under the laws of India	100
OOO Dr. Reddy's Laboratories Limited	A Company organised under the laws of Russia	100
Dr. Reddy's Laboratories (Proprietary) Limited	A Company organised under the laws of the Republic of South Africa	60
Dr. Reddy's Bio-Sciences Limited	A Company organised under the laws of India	100
Step-down subsidiaries		
Reddy Netherlands B.V.	A subsidiary of Reddy Antilles N.V., organised under the laws of Netherlands	100
Reddy Pharmaceuticals Singapore Pte Limited	A subsidiary of Reddy Antilles N.V., organised under the laws of Singapore	100
Reddy US Therapeutics Inc ("Reddy US")	A subsidiary of Reddy Antilles N.V., organised under the laws of Atlanta, USA	100
AMPNH Inc.	A subsidiary of Dr. Reddy's Laboratories Inc., organised under the laws of New Jersey, USA	100
Reddy Pharmaceuticals Inc,	A subsidiary of Dr. Reddy's Laboratories Inc, organised under the laws of Delaware, USA	100
Dr. Reddy's Laboratories (UK) Limited ("DRUK")	A subsidiary of Dr. Reddy's Laboratories (EU) Limited organised under the laws of the United Kingdom	100
Aurigene Discovery Technologies Inc.	A subsidiary of Aurigene Discovery Technologies Limited, organised under the laws of Massachusetts, USA	100
Partnership firm		
Globe Enterprises	A partnership firm with Dr. Reddy's Holdings Limited organised under the laws of India, wherein DRL and Dr. Reddy's Holdings Limited share the profits in the ratio of 95:5	95
Joint Venture		
Kunshan Rotam Reddy Pharmaceutical Co. Limited ("Reddy Kunshan")	A Company organised under the laws of China	51

Entity	Country of incorporation	Percentage holding (%)
Associates		
Pathnet India Private Limited ("Pathnet")	A Company organised under the laws of India	49
Aurantis Farmaceutica Ltda ("Aurantis")	A Company organised under the laws of Brazil	50
Dr. Reddy's Exports Limited	A Company organised under the laws of India	22
Compact Electric Limited ("Compact")	A Company organised under the laws of India	49
APR LLC	A Limited Liability Company (LLC) organised under the laws of Delaware, USA	100% of Class B interest in the LLC

3. Commitments and contingent liabilities

	As at March 31	
		(Rs. thousands)
	2004	2003
(i) Commitments/contingent liabilities:		
(a) Guarantees issued by banks	113,561	71,816
(b) Guarantees issued by the Company on behalf of its subsidiaries and associates	1,076,376	871,120
(c) Letters of credit outstanding	395,178	182,425
(d) Contingent consideration payable in respect subsidiaries	98,066	75,044
(e) Bonds executed in favour of customs and excise authorities by a subsidiary	413,564	130,128
(ii) Claims against the Group not acknowledged as debts in respect of:		
(a) Demands for payments into the credit of the Drug Prices Equalisation Account under Drugs (Price Control) Order, 1979, which are contested by the Company in respect of its product "Norfloxacin". During the year, the Hon'ble High Court of Andhra Pradesh dismissed the appeal filed by the Company. The Company has filed a review petition in the same court. In the event the Company is unsuccessful, there could be penalties and interest, the amount of which cannot be ascertained at this stage.	–	162,375
(b) Income tax matters, pending decisions on various appeals made by the Group and by the Department	221,335	209,881
(c) Excise matters, under dispute	323,681	68,263
(d) Sales tax matters, under dispute	21,147	12,325
(e) Other matters, under dispute	31,018	35,918
(iii) Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances)	420,433	361,446

(iv) The Group is also involved in other lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. However, there are no such matters pending that the Group expects to be material in relation to its business.

4. Accounting for associates

Pursuant to the adoption of AS 23 – Accounting for Investments in Associates in Consolidated Financial Statements, the Company has accounted for its investments in Pathnet India Private Limited, Aurantis Farmaceutica Ltda, Compact Electric Limited, Dr. Reddy's Exports Limited and APR LLC under the equity method.

Pathnet India Private Limited

The Company, in earlier years acquired a 49% interest in Pathnet for a consideration of Rs. 64,310 thousands (including share application money of Rs. 15,310 thousands). Pathnet is engaged in the business of setting up of medical pathology laboratories. On adoption of the provisions of AS 23 – Accounting for Investments in Associates in Consolidated Financial Statements, the Company has accounted for its 49% interest in Pathnet by the equity method. The Company's equity in the loss of Pathnet till up to March 31, 2002 aggregating to Rs. 20,700 thousands was adjusted against the opening general reserve.

The Company's equity in the loss of Pathnet for the year ended March 31, 2004 aggregates to Rs.Nil (previous year: Rs. 28,300 thousands). The carrying value of the investment in Pathnet aggregates to Rs.Nil as on March 31, 2004 (previous year: Rs. Nil).

APR LLC ("APR")

On 30 January 2004, the Group invested Rs. 21,859 thousands in the Class B Interest of APR. APR is a development stage Company in the process of developing an active pharmaceutical ingredient. In accordance with a Development and Supply Agreement between the Group and APR, the Group will fund APR's development expenses, provided certain milestones are achieved. In addition to the Group's equity investment of Rs. 21,859 thousands the Group has advanced to APR Rs. 29,291 thousands through March 31, 2004. The Company excercises significant influence and accordingly the equity method of accounting has been adopted for this investment.

The Company's equity in the loss of APR LLC for the year ended March 31, 2004 was Rs. 34,819 thousands. The carrying value of the investment including advance, in APR LLC as at March 31, 2004 was Rs. 16,331 thousands.

Compact Electric Limited ("Compact")

On 6 February 2004, the Company sold 51% equity stake in Compact, a wholly owned subsidiary, for a consideration of Rs. 29,400 thousands. As per the sale agreement, the Company has also agreed to sell its remaining 49% equity stake for Rs. 37,122 thousands and all of its 700,070 preference shares at an agreed consideration of Rs. 53,000 thousands. Accordingly, the carrying value of the Company's investment in Compact has been written down to Rs. 90,122 thousands and net loss on sale of shares amounting to Rs. 66,514 thousands has been charged to the profit and loss account.

Pursuant to such sale the Company has relinquished control and now exercises significant influence over the operations of Compact through its remaining 49% equity stake. Accordingly, the remaining investment has been accounted as an investment in associate.

Aurantis Farmaceutica Ltda Pharmaceutica Ltd.

During the financial year ended March 31, 2002, the Company discontinued its association with Aurantis. The operations of this entity are being phased out and the Company does not expect to recover the carrying amount of its investment in Aurantis. Accordingly, during the financial year 2001 – 02, the Company had provided for the carrying value of the entire investment of Rs. 85,099 thousands to recognisze this other than temporary loss in value.

5. Accounting for interest in a joint ventures (JV)

Kunshan Rottam Reddy Pharmaceuticals Co. Limited (" Reddy Kunshan")

The Company has a 51 percent interest in Reddy Kunshan, a joint venture in China. Reddy Kunshan (the JV) is engaged in manufacturing and marketing of active pharmaceutical ingredients and intermediates and formulations in China.

The Group has, in accordance with AS 27 — Financial Reporting of Interests in Joint Ventures issued by the ICAI, accounted for its 51% interest in the JV by the proportionate consolidation method. Thus the Group's income statement, balance sheet and cash flow statement incorporate the Group's share of income, expenses, assets, liabilities and cash flows of the JV on a line-by-line basis.

The aggregate amount of the assets, liabilities, income and expenses related to the Group's share in the joint venture company included in these financial statements as at March 31, 2004 are given below:

	As at March 31	
		(Rs. thousands)
Particulars	**2004**	**2003**
Balance Sheet		
Secured loan	95,891	72,745
Unsecured loan	67,265	6,813
Fixed assets, net	94,444	92,558
Deferred tax assets, net	4,915	4,728
Current assets, loans and advances		
Inventories	15,474	12,751
Sundry debtors	40,344	24,431
Cash and bank balances	17,893	8,723
Loans and advances	4,513	2,989
Current liabilities	26,090	41,374
Net current assets	**52,134**	**7,520**
Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances)	2,409	4,620
Income statement		
Income		
Sales	144,759	67,356
Other Income	7,160	–
Expenditure		
Material costs	73,740	31,260
Personnel costs	42,721	33,055
Operating and other expenses	60,339	43,131
Research and development expenses	5,307	7,997
Finance charges	4,045	2,478
Depreciation	3,246	2,468
Loss before taxation	(37,479)	(53,033)
Provision for taxation		
– Current tax	–	–
– Deferred tax benefit/(expense)	568	(22,612)
Loss after taxation	(36,911)	(75,645)

6. Acquisitions

a) *Dr. Reddys Bio-Sciences Ltd. (DRBSL)*

On 9 July 2003, the group acquired 100% equity stake in DRBSL for a consideration of Rs. 277,463 thousands. A part of consideration amounting to Rs. 26,075 thousands was withheld on account of boundary dispute on a portion of land. Hence, the purchase consideration of Rs. 251,388 thousands has been allocated as below:

Particulars	(Rs. thousands)
Land	184,033
Goodwill	67,348
Cash and Bank Balances	13,536
Total assets	**264,917**
Less: Liabilities assumed	
Current Liabilities and Provisions	13,529
Total liabilities	**13,529**
Purchase Cost	**251,388**

b) *Reddy US Therapeutic Inc.(RUSTI)*

During the year ended March 31, 2004, the Company, through its wholly owned subsidiary i.e RANV, acquired the balance (10.2%) of the common stock of RUSTI held by a minority shareholder, in exchange for 70,000 ADS of the Company (representing an exchange ratio of 7 ADS for every 100 shares of RUSTI common stock acquired). The acquisition has resulted in goodwill of Rs. 90,437 thousands which is being amortised over a period of 5 years.

Further, the company during the year ended 31st March 2004, accelerated the vesting period of the options issued under the Reddy US Equity Ownership Plan, 2000. As a result, all the options were vested and excercised by the employees. Contemporaneous with the acceleration, the company granted a put option to the employees to swap the RUSTI shares arising out of this acceleration with ADS of the company at an agreed ratio of 7 ADS to every 100 outstanding RUSTI shares. All the RUSTI option holders excersised this put option, which resulted in the company issuing 20,405 ADS in exchange for all of the oustanding shares of RUSTI. The transaction resulted in a goodwill of Rs. 23,117 thousands.

c) *Dr. Reddy's Laboratories (EU) Limited ("DREU")*

On 11 April 2002, DRL acquired the entire share capital of DREU and its consolidated subsidiary Dr. Reddy's Laboratories (UK) Limited ("DRUK") for a total consideration of Rs. 644,413 thousands (UK Pound Sterling 9.16 million). The purchase consideration consists of:

Particulars	(Rs. thousands)
Cash	438,216
Loan notes	128,108
Direct acquisition cost	7,739
	574,063
Contingent consideration	70,350
	644,413

At the date of acquisition, the Group has recorded the cost of acquisition as Rs. 574,063 thousands consisting of the cash paid, loan notes issued, and the direct acquisition cost. Contingent consideration amounting to Rs. 70,350 thousands is held in an escrow account and is subject to set-off for indemnity claims that may be made by the Group. Therefore, this amount was not included in the determination of cost of acquisition, but will be included as purchase consideration upon expiration of the escrow period in 2007. As per the agreement, an amount of Rs. 9,453 thousands was released to sellers from escrow during the current year, which has been treated as goodwill.

7. Deferred Taxation

	As at March 31	
		(Rs. thousands)
	2004	2003
Deferred tax assets		
Inventories	243	–
Other current assets	7,095	4,406
Long term capital loss	14,636	2,599
Sundry debtors	79,964	101,042
Current liabilities	2,393	2,313
Investments	29,122	–
Provisions	94,059	41,849
Expenses deferred for tax purposes	32,216	36,505
	259,728	**188,714**
Deferred tax liability		
Excess of depreciation allowable under Income tax law over depreciation provided in accounts	(650,771)	(578,323)
	(650,771)	**(578,323)**
Deferred tax liability, net	**(391,043)**	**(389,609)**

The net deferred tax liability of Rs. 391,043 thousands (previous year: Rs. 389,609 thousands) have been presented in the balance sheet as follows:

	As at March 31	
		(Rs. thousands)
	2004	2003
Deferred tax assets	39,232	42,500
Deferred tax liabilities	(430,275)	(432,109)
	(391,043)	**(389,609)**

[Refer Note 1 (m) to Schedule 19]

8. **Earnings per share (EPS)**

The computation of EPS is set out below:

	For the year ended March 31	
	2004	2003
Earnings		
Net profit for the year (Rs. thousands)	2,514,759	3,642,279
Shares		
Number of shares at the beginning of the year	76,515,948	76,515,948
Add: 3001 equity shares issued on 30 January 2004 on exercise of vested stock options	3,001	–
Total number of equity shares outstanding at the end of the year	76,518,949	76,515,948
Weighted average number of equity shares outstanding during the year – Basic	76,516,448	76,515,948
Add: Weighted average number of equity shares resulting from assumed exercise of employee stock options at fair value	13,823	9,642
Weighted average number of equity shares outstanding during the year – Diluted	76,530,271	76,525,590
Earnings per share of face value Rs. 5 – Basic (Rs.)	32.87	47.60
Earnings per share of face value Rs. 5 – Diluted (Rs.)	32.86	47.60

9. **Related party disclosures**

a. There are no related parties where control exists, other than in case of subsidiaries, step down subsidiaries, partnershipfirm and a proportionately consolidated joint venture.

b. Other related parties with whom transactions have taken place during the year:

Associates

■ Pathnet India Private Limited, India	Enterprise on which the Company has significant influence, through 49% shareholding.
■ Compact Electric Limited, India	Enterprise on which the Company has significant influence, through 49%. (wholly owned subsidiary till 6th February 2004).
■ Aurantis Farmaceutica Ltda, Brasil	Enterprise on which the Company has significant influence, through 50% shareholding.
■ Dr. Reddy's Exports Limited, India	Enterprise on which the Company has significant influence, through 22% shareholding.
■ APR LLC	Enterprise on which the Company has significant influence, through 100% of Class B interest in LLC.

Enterprises where principal shareholders have significant influence ("Significant interest entities")

■ Dr. Reddy's Research Foundation ("Research Foundation")	Enterprise on which the principal shareholders have significant influence
■ Dr. Reddy's Holdings Limited	Enterprise owned by principal shareholders

Others

■ Diana Hotels Limited	Enterprise owned by relative of a Director
■ Ms K Samrajyam	Spouse of the Chairman
■ Ms G Anuradha	Spouse of the Executive Vice Chairman and Chief Executive Officer
■ Ms Deepthi Reddy	Spouse of the Managing Director and Chief Operating Officer
■ Madras Diabetes Research Foundation	Enterprise promoted by a Director
■ Dr. Reddy's Heritage Foundation	Enterprise in which Chairman is a Director
■ Manava Seva Dharma Samvardhani Trust	Trust in which a Director is a Managing trustee

Key Management Personnel represented on the Board of the Company

■ Dr K Anji Reddy	Chairman
■ Mr G V Prasad	Executive Vice-Chairman and Chief Executive Officer
■ Mr K Satish Reddy	Managing Director and Chief Operating Officer

Independent Directors of the Board

- Dr P Satyanarayana Rao
- Dr V Mohan
- Dr Omkar Goswami
- Mr Ravi Bhoothalingam
- Mr P N Devarajan
- Dr Krishna G Palepu
- Mr Anupam Puri

c. Particulars of related party transactions
The following is a summary of significant related party transactions:

For the year ended March 31

(Rs. thousands)

Particulars	2004	2003
i. Sales to:		
Significant interest entities	491	763
ii. Purchases from:		
Significant interest entities	45,829	37,348
Others	292	206
iii. Lease rentals and other service charges paid to significant interest entities	24,728	8,266
iv. Contributions made to:		
Research Foundation	–	190,172
Others	1,500	2,000
v. Hotel expenses paid to:		
Enterprise owned by relative of a Director	4,793	7,119
vi. Rent paid to:		
Key Management Personnel	9,085	9,043
Spouses of Key Management Personnel	7,806	7,764
vii. Directors' sitting fees	335	370
viii. Donation to an enterprise in which a director is a Managing trustee	100	630
ix. Investments in associate	21,859	–
x. Loan to an associate	29,291	–
xi. Interest free deposit received from an associate	53,000	–
d. The Group has following amounts due from/to related parties:		
i. Due from key management personnel (included in loans and advances)	3,680	3,680
ii. Deposit with significant interest entity (included in loans and advances)	3,000	3,000
iii. Due to related parties (included in current liabilities):		
Significant interest entities	12,854	5,030
Enterprise owned by relative of a director	64	35
iv. Interest free deposit from associate (included in current liabilities)	53,000	–

e. Details of remuneration paid to the whole-time and non-whole-time directors are given in Note 11 to Schedule 19.

f. Equity contributions in associates and loans given to such associates have been disclosed under "Investments". Share application money paid to an associate by the company for which shares are yet to be allotted has been disclosed under "Loans and Advances".

g. The Group undertakes research and development through Research Foundation, an entity incorporated under Section 25 of the Companies Act, 1956. The Research Foundation currently conducts research and development activities primarily of the Group. The Group funds the operations of the Research Foundation.

10. Segmental information

The primary and secondary reportable segments are business segments and geographic segments respectively.

Business segments:

For management purposes, the Group is organised on a worldwide basis into five strategic business units (SBUs), which are the reportable segments:

- Formulations;
- Active Pharmaceutical Ingredients and Intermediates (API);
- Generics;
- Diagnostics, Critical Care and Biotechnology; and
- Drug Discovery.

The Group reports its primary segment information on the basis of SBUs. Formulations also referred to as finished dosages, consist of finished pharmaceutical products ready for consumption by the patient. Active pharmaceutical ingredients and intermediates, also known as active pharmaceutical products or bulk drugs, are the principal ingredients for formulations. Active pharmaceutical ingredients and intermediates become formulations when the dosage is fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. Generics are generic finished dosages with therapeutic equivalence to formulations. Diagnostic pharmaceuticals and equipment and specialist products are marketed by the Group primarily for anti-cancer and critical care. The Group is involved in drug discovery. The Group commercialises drugs discovered with other products and also licenses these discoveries to other companies.

Geographic segments:

The Group's business is organised into five key geographic segments. Revenues are attributable to individual geographic segments based on the location of the customer.

Segment revenues and expenses: All segment revenues and expenses are directly attributable to the segments.

Segment assets and liabilities: According to the internal organisation and management structure of the Group and its system of internal financial reporting, the management does not review the total assets and liabilities for each reportable segment.

The assets and liabilities are not fully identifiable with / allocable to individual reportable segments. Consequently, the management believes that it is not practicable to provide segmental disclosures relating to assets and liabilities since allocation among the various reportable segments is not possible.

Inter segment transfers: Segment revenue, segment expenses and segment result include transfers between business segments. Inter-segment transfers are accounted for at cost to the transferring segment. Such transfers are eliminated on consolidation.

Accounting policies: The accounting policies consistently used in the preparation of the financial statements are also applied to revenues and expenditure in individual segments.

Unallocable and Head office expenses: General administrative expenses, head-office expenses, and other expenses that arise at the corporate level and relate to the Group as a whole are shown as unallocable items.

Segment information for the year ended March 31, 2004

(Rs. thousands)

	Formulations	Active pharmaceutical ingredients and intermediates	Generics	Diagnostics, critical care and biotechnology	Drug discovery	Others	Eliminations	Unallocable items	Total
External sales (gross)	7,614,194	7,645,136	4,337,144	411,064	–	196,714	–	–	20,204,252
Inter-segment sales	19,519	736,392	–	–	–	–	(755,911)	–	–
Less:Excise duty	414,818	305,278	134,356	15,628	–	–	–	–	870,080
Total sales	**7,218,895**	**8,076,250**	**4,202,788**	**395,436**	**–**	**196,714**	**(755,911)**	–	**19,334,172**
Income from services	–	–	–	–	–	–	–	–	–
Exchange gain (net)	23,815	(12,863)	(19,198)	(107)	(1,242)	21,100	–	273,709	285,214
Sale of spent chemicals	–	82,956	–	1,068	–	–	–	–	84,024
Miscellaneous income	28,498	25,075	1,113	2,290	3,059	4,144	–	13,775	77,954
Segment revenues	**7,271,208**	**8,171,418**	**4,184,703**	**398,687**	**1,817**	**221,958**	**(755,911)**	**287,484**	**19,781,364**
Interest –	–	–	–	–	–	–	–	421,968	421,968
Dividend	–	–	–	–	–	–	–	53	53
Other unallocable income	–	–	–	–	–	–	–	24,786	24,786
Total revenues	–	–	–	–	–	–	–	–	**20,228,171**
Segment result	2,328,468	1,727,131	315,798	28,288	(778,278)	(15,145)	–	–	3,606,262
Unallocated expenses	–	–	–	–	–	–	–	873,947	873,947
Finance charges	–	–	–	–	–	–	–	19,024	19,024
Profit before taxation and minority interest	–	–	–	–	–	–	–	–	**2,713,291**
Provision for taxation	–	–	–	–	–	–	–	–	–
– Current tax	–	–	–	–	–	–	–	–	204,116
– Deferred tax expense/(benefit)	–	–	–	–	–	–	–	–	(2,232)
Profit after taxation, but before minority interest	–	–	–	–	–	–	–	–	**2,511,407**
Minority interest	–	–	–	–	–	–	–	–	3,352
Profit for the year	–	–	–	–	–	–	–	–	**2,514,759**

Segment information for the year ended March 31, 2003

(Rs. thousands)

	Formulations	Active pharmaceutical ingredients and intermediates	Generics	Diagnostics, critical care and biotechnology	Drug discovery	Others	Eliminations	Unallocable items	Total
External sales (gross)	6,920,281	6,301,841	4,299,276	428,411	–	156,175	–	–	18,105,984
Inter-segment sales	88,786	590,216	–	–	–	–	(679,002)	–	–
Less:Excise duty	417,793	255,158	113,760	24,318	–	6,106	–	–	817,135
Total sales	6,591,274	6,636,899	4,185,516	404,093	–	150,069	(679,002)	–	**17,288,849**
Income from services	–	–	–	143	–	–	–	–	143
Exchange gain (net)	–	–	–	–	–	–	–	–	–
Sale of spent chemicals	–	56,852	–	–	–	124	–	–	56,976
Miscellaneous income	77,641	21,220	5,272	209	–	–	–	31,282	135,624
Segment revenues	6,668,915	6,714,971	4,190,788	404,445	–	150,193	(679,002)	31,282	**17,481,592**
Interest –	–	–	–	–	–	–	–	339,210	339,210
Dividend	–	–	–	–	–	–	–	175	175
Other unallocable income	–	–	–	–	–	–	–	6,284	6,284
Total revenues	–	–	–	–	–	–	–	–	**17,827,261**
Segment result	2,161,692	1,369,533	2,414,900	(29,019)	(558,904)	12,159	–	–	5,370,361
Unallocated expenses								1,221,143	1,221,143
Finance charges	–	–	–	–	–	–	–	39,078	39,078
Profit before taxation and minority interest	–	–	–	–	–	–	–	–	**4,110,140**
Provision for taxation	–	–	–	–	–	–	–	–	
– Current tax	–	–	–	–	–	–	–	–	397,515
– Deferred tax expense/(benefit)	–	–	–	–	–	–	–	–	63,612
Profit after taxation but before minority interest	–	–	–	–	–	–	–	–	**3,649,013**
Minority interest-loss	–	–	–	–	–	–	–	–	(6,734)
Profit for the year	–	–	–	–	–	–	–	–	**3,642,279**

Sales by markets:

The following table shows the distribution of the Group's sales by geographical markets, based on the location of the customer:
Sales revenues by geographic markets (Gross of excise and other similar duties)

	For the year ended March 31	
		(Rs. thousands)
	2004	2003
India	7,152,420	6,488,423
North America	5,319,352	5,884,238
Russia and other CIS countries	2,290,166	2,101,138
Europe	2,794,713	1,400,381
Others	2,647,601	2,231,804
	20,204,252	**18,105,984**

Analysis of assets by geography

	As at March 31	
		(Rs. thousands)
	2004	2003
India	18,685,867	14,712,315
North America	1,848,925	1,938,958
Russia and other CIS countries	720,254	539,346
Europe	1,470,115	1,007,110
Others	1,682,853	2,765,055
	24,408,014	**20,962,784**

Cost of tangible and intangible fixed assets acquired by geography

	As at March 31	
		(Rs. thousands)
	2004	2003
India	1,863,892	1,409,214
North America	281,126	122,980
Russia and other CIS countries	–	39,045
Europe	42,814	448,066
Others	43,135	4,391
	2,230,967	**2,023,696**

11. Particulars of managerial remuneration

The remuneration paid to managerial personnel during the year:

	For the year ended March 31	
		(Rs. thousands)
	2004	2003
Remuneration and Commission to whole-time directors		
Salaries and allowances	3,960	3,960
Commission	62,791	88,335
Other perquisites	534	752
	67,285	**93,047**
Commission to non-whole-time directors	8,306	10,960
	75,591	**104,007**

The executive directors are covered under the Company's gratuity policy along with the other employees of the Company. Proportionate amount of gratuity and leave encashment is not included in the aforementioned disclosure.

Note: Computation of Net Profits under Section 309(5) of the Companies Act, 1956 ("the Act") and the computation of limit on commission payable to non-whole-time directors have not been disclosed as the limits prescribed under the Act do not apply at consolidated level.

12. Employee stock option scheme

Dr. Reddy's Laboratories Limited

Dr. Reddy's Employees Stock Option Plan2002 (the 2002 Plan): The Company instituted the 2002 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on September 24, 2001. The Scheme covers all directors and employees of DRL and directors and employees of all its subsidiaries. Under the Scheme, the Compensation Committee of the Board ('the Committee') shall administer the Scheme and grant stock options to eligible directors and employees of the Company and its subsidiaries. The Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for the options issued on the date of the grant.

The Scheme further provides that in no case shall the Per Share Exercise Price of an option be less than the fair market value on the date of grant. The fair market value of a share on each grant date is defined as the weighted average closing price for 30 days prior to the grant, in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Committee may, grant options with a Per Share Exercise Price lesser than the fair market value, which will be effective subject to the approval of the shareholders in the Annual General Meeting. As the number of shares that an individual employee is entitled to receive and the price of the option are known at the grant date, the scheme is considered as a fixed grant.

In the case of termination of employment, all non-vested options would stand cancelled. Options that have vested but have not been exercised can be exercised within the time prescribed under each option agreement by the Committee or if no time limit is prescribed, within three months of the date of employment termination, failing which they would stand cancelled.

During the current year, the Company under this scheme has issued 423,300 options to eligible employees. The vesting period for the options granted varies from 12 to 48 months.

The dates of grant, number of options granted, exercise price and the share prices on the date of grant have been shown in the table below:

Date of grant	Number of options granted	Exercise price (Rupees)	Market price (Rupees) (As per SEBI Guidelines)
13 May 2003	369,300	883	841
28 October 2003	24,000	1,149	1,173
19 January 2004	30,000	1,396	1,396
	423,300		

Market price is computed based on averge of last two weeks high and low prices.

During the year ended March 31, 2004, certain eligible employees exercised 3,001 vested stock options. The shares were allotted to these employees on 30 January 2004. During the financial year, 53,132 unvested options expired as certain employees resigned from the services of the Company.

The movement in the stock options during the year was as per the table below:

	For the year ended March 31	
	2004	2003
Options outstanding at the beginning of the year	543,871	124,500
Granted	423,300	433,945
Forfeited/Cancelled	(53,132)	(14,574)
Converted into equity shares	(3,001)	–
Options outstanding at the end of the year	**911,038**	**543,871**

Reddy US Equity Ownership Plan 2000:

In the fiscal year 2001, Reddy US, a consolidated step-down subsidiary, adopted the Reddy US Therapeutics Inc. 2000 Equity Ownership Plan ("the Plan") to provide for issuance of stock options to its employees and certain related non-employees. When the plan was established, Reddy US reserved 500,000 shares for issuance. Under the Plan, stock options may be granted at a price per share not less than the fair market value of the underlying equity shares on the date of grant. The options were to vest over a period of 4 years from the date of the grant with 25% of the options vesting at the end of each year.

The movement in the options during the year ended March 31, 2004 is set out below:

	For the year ended March 31	
	2004	**2003**
Options outstanding at the beginning of the year	293,500	293,500
Granted	–	–
Forfeited/Cancelled	2,000	–
Exercised	291,500	–
Options outstanding at the end of the year	–	293,500

In September 2003, Reddy US accelerated the vesting period of the options. As a result, all of the options were vested and excerised by the employees (as explained in note 6(b) to Schedule 19).

Aurigene Discovery Technologies Ltd. ESOP Plan 2003:

Aurigene Discovery Technologies Limited ("Aurigene"), a consolidated subsidiary, adopted the Aurigene Discovery Technologies Limited Employee Stock Option Plan (the "Aurigene Employee Plan") to provide for issuance of stock options to employees of the Company and its subsidiaries, who have completed one full year of service with the Company and its subsidiary. Aurigene has reserved 4,550,000 of its ordinary shares for issuance under this plan. Under the Aurigene Employee Plan, stock options may be granted at a price per share as may be determined by the Compensation Committee. For the financial year ended March 31, 2004, 200,000 stock options at an exercise price of Rs. 10 each were awarded to the employees of the Company on 1 August 2003 with a vesting period of 3 years and the vesting date being 31 July 2006.

The movement in the options during the year ended March 31, 2004 is set out below:

	For the year ended March 31	
	2004	**2003**
Options outstanding at the beginning of the year	–	–
Granted	2,00,000	–
Forfeited/Cancelled	30,812	–
Exercised	–	–
Options outstanding at the end of the year	169,188	–

During the year ended March 31, 2004, Aurigene has not recorded any deferred compensation cost.

Aurigene Discovery Technologies Limited, Management Group Stock Grant Plan:

In the fiscal year 2004, Aurigene adopted the Aurigene Discovery Technologies Limited Management Group Stock Grant Plan (the "Aurigene Management Plan") to provide for issuance of stock options to management employees of Aurigene and its subsidiary Aurigene Discovery Technologies Inc. Aurigene has reserved 2,950,000 of its ordinary shares for issuance under this plan. Under the Aurigene Management Plan, stock options may be granted at a price per share as may be determined by the Compensation Committee. For the financial year ended March 31, 2004, a total of 783,333 stock options at an exercise price of Rs. 10 each were awarded to the employees of the Company on 1 August 2003 and the awardees have a period of 7 years i.e. upto 31 July 2010 to exercise the options. The exercise price is equal to the fair value of the grant as determined by the management.

The movement in the options during the year ended March 31, 2004 is set out below:

	For the year ended March 31	
	2004	**2003**
Options outstanding at the beginning of the year	–	–
Granted	783,333	–
Forfeited/Cancelled	(166,667)	–
Exercised	–	–
Options outstanding at the end of the year	616,666	–

13. Comparative figures

As more fully explained in Note 4 above, during the current year the Company has divested 51% of its equity stake in Compact Electric Limited, an erstwhile wholly owned subsidiary. Pursuant to such divestment, the figures of the current year are not directly comparable to those of the previous year.

Previous year's figures have been regrouped / reclassified wherever necessary, to conform to current year's classification.

Consolidated Cash Flow statement

As at March 31

(All amounts in Indian Rupees thousands, except share data)

	2004	2003
Cash flows from operating activities		
Profit before taxation	2,713,291	4,110,140
Adjustments:		
Depreciation	1,024,880	751,428
Provision for wealth tax	860	765
Bad debts written-off	14,955	16,132
Loss on sale of shares in Compact Electric Limited	66,514	–
Income on redemption of mutual fund units	(24,786)	(6,284)
Unrealised foreign exchange (gain)/loss	33,525	81,414
Amortisation of deferred employee compensation cost	94	–
Provision for decline in long-term investments and long-term investments written off	–	1,714
Equity in loss of associates	34,819	28,300
Interest income	(417,357)	(339,210)
Dividend income	(53)	(175)
Interest expense	19,024	39,078
Loss on sale/retirement of fixed asset, net	29,559	248
Provision for doubtful debts	19,872	93,883
Provision for doubtful advances	11,505	18,642
Preliminary/Pre-operative expenditure written-off	–	33,281
Operating cash flows before working capital changes	**3,559,383**	**4,829,356**
(Increase)/decrease in sundry debtors	(343,549)	309,874
Increase in inventories	(282,347)	(503,792)
Increase in loans and advances	(318,870)	(145,341)
Increase in current liabilities and provisions	1,134,381	414,462
Cash generated from operations	**3,716,317**	**4,904,559**
Income taxes paid	(323,374)	(683,050)
Net cash provided by operating activities	**3,392,943**	**4,221,509**
Cash flows from investing activities		
Purchase of fixed assets	(2,111,129)	(1,755,530)
Proceeds from sale of fixed assets	35,904	6,662
Purchase of investments	(13,229,737)	(2,933,474)
Sale of investments	9,192,894	2,939,603
Interest received	455,323	265,226
Dividends received	53	175
Cash paid for acquisition, net of cash aquired	237,852	(347,684)
Acquisition of minority interest	(115,990)	(3,208)
Net cash used in investing activities	**(6,010,534)**	**(1,828,230)**
Cash flows from financing activities		
Proceeds from issuance of share capital	3,040	–
Proceeds from issuance of equity in subsidary	2,435	–
Proceeds from long-term borrowings	29,760	67,486
Repayment of long-term borrowings	(15,473)	(8,047)
Repayment of short-term borrowings	(25,367)	–
Proceeds from short-term borrowing	319,394	19,083
Interest paid	(22,830)	(39,088)
Dividends paid	(431,598)	(191,290)
Net cash used in financing activities	**(140,639)**	**(151,856)**
Net increase/(decrease) in cash and cash equivalents	(2,758,230)	2,241,423
Cash and cash equivalents at the beginning of the year	7,280,871	5,123,238
Effect of exchange gain/(loss) on cash and cash equivalents	(27,086)	(83,790)
Cash and cash equivalents at the end of the year (Note 1)	**4,495,555**	**7,280,871**

As per our report attached

for **Bharat S Raut & Co.**
Chartered Accountants

Pradip Kanakia
Partner
Membership No.: 39985

Place: Hyderabad
Date: May 28, 2004

for **Dr. Reddy's Laboratories Limited**

Dr. K Anji Reddy
Chairman

G V Prasad
Executive Vice Chairman & CEO

K Satish Reddy
Managing Director & COO

V S Vasudevan
Chief Financial Officer

V Viswanath
Company Secretary

	As at March 31	
	(All amounts in Indian Rupees thousands, except share data)	
	2004	2003
NOTES		
1. Cash and cash equivalents comprise:		
Cash in hand	10,717	9,453
Cash in transit	6,994	9,975
Balances with banks		
In current accounts	617,698	485,560
In EEFC current accounts	267,255	18,550
In deposit accounts	3,581,678	6,746,837
In unclaimed dividend accounts	10,541	9,808
In unclaimed fractional share pay order accounts	672	688
	4,495,555	**7,280,871**
Deposits with banks include:		
(i) Margin money for letters of credit and bank guarantees	47,269	11,346
(ii) Balance of unutilised money out of ADS issue	1,781,047	1,992,749

2. *Previous year's figures have been regrouped/reclassified, wherever necessary to conform to the current year's classification.*

This page has been intentionally left blank

US GAAP Consolidated Financials

Management Discussion and Analysis

Note: The analysis of the financial performance for the year 2003-04 is based on the consolidated USGAAP financials.

At first glance, 2003-04 might seem to be a somewhat paradoxical year for Dr. Reddy's Laboratories Limited ("Dr. Reddy's", "DRL" or "the Company"). The Company's commitment to research and development grew significantly during the year, and will continue to increase in the future. The Company commenced clinical trials on two additional NCEs including it's first ever clinical trial outside India for its own NCEs. In the Generics and APIs business, it continued to invest in expanding its pipeline of DMFs and ANDAs. It further strengthened its strategy to aggressively target the generics and specialty markets in developed countries, especially the US. At the same time, its core businesses of API and branded formulations continued the growth momentum. Thus, 2003-04 saw Dr. Reddy's having all the key elements in place to accelerate the process of achieving its objective of becoming a discovery-led global pharmaceutical company.

In the year 2003-04, the Company aggressively invested in pipeline expansion and new business initiative of Specialty pharmaceuticals. As a result of these investments, the net income declined by 27 percent compared to 2002-03. It is useful to highlight the key factors for this decline.

- Step up in research and development (R&D) investments: The Company increased its R&D investments from 8 per cent of Company revenue in 2002-03 to 10 per cent of Company revenue in 2003-04. Of this, the Company spent 37 per cent in Drug Discovery and the balance in other business segments. During the year, the Company filed 13 ANDAs including 8 Para IVs and 16 DMFs. The Company also commenced clinical trials on two additional NCEs.
- Amlodipine Maleate project: During the year, the Company further invested in this project as an entry vehicle to kick-start its Specialty business. However, this strategy suffered a setback following the adverse appeals court ruling in February 2004. The Company had to record a one-time exceptional charge of Rs. 94 million relating to a contractual obligation for the marketing of this product. The Company had also built an inventory, which had to be written off amounting to Rs. 11 million.
- Norfloxacin provision: In the fourth quarter, the company made a provision of Rs. 184 million following the dismissal of the writ petitions filed by the Company against the Government of India in the Hon'ble High Court of Andhra Pradesh in connection with the price control order under the DPCO 1995.
- Manpower and legal & professional charges: During the year, the Company invested in supporting the patent challenge projects and certain corporate initiatives. This saw the legal & professional charges increase by Rs. 357 million compared to 2002-03. The Company also invested in organization building as reflected in the increase in manpower cost by Rs. 346 million compared to 2002-03.

Before moving on to a discussion on the markets and the performance of Dr. Reddy's various strategic business units (SBUs), it is useful to highlight some key financial figures.

- Revenue increased by 11 per cent from Rs. 18,070 million in 2002-03 to Rs. 20,081 million in 2003-04.
- Revenue outside India increased by 12 per cent to Rs. 12,938 million, and contributed to 64 per cent of total revenue.
- R&D investment increased by 41 per cent to Rs. 1,992 million; R&D expenditure constituted 10 per cent of total revenue.
- Net income after accounting for minority interest – analogous to PAT – fell by 27 per cent to Rs. 2,474 million.
- Diluted earnings per share for 2003-04 stood at Rs. 32.32.
- The Board recommended a dividend of Rs. 5 on each share of a face value of Rs. 5.

Markets

Before going into detailed analyses of Dr. Reddy's different businesses, it is important to understand the key trends in the global and Indian pharmaceutical markets.

Global Trends

Pharmaceuticals, as an industry, continues to maintain steady growth trend. The audited sales of global pharmaceutical companies reached US$ 466 billion in 2003. This translates to an inflation adjusted growth of 9 per cent for 2003, compared to 8 per cent growth in 2002. Chart A gives the global geographical distribution of pharmaceutical sales in 2003.

Chart A: Global distribution of Pharma sales


(Dollars)
500
450
400
350
300
250
200
150
100
50
0
2002
2003
203.6
90.6
46.9
31.6
16.5
11.3
229.5
115.4
52.4
37.3
17.4
14.3
North America
EU
Japan
Asia, Africa & Australia
Latin America
Rest of Europe

Source: IMS Data

North America, which is by far the most dominant global market with sales of US$ 230 billion, witnessed a marginal drop in inflation adjusted growth from 12 per cent in 2002 to 11 per cent in 2003. This growth is however greater than the average global growth of the industry. On the other hand, in Europe, while the European Union (EU) countries continued to grow by 8 per cent in constant dollar terms, reaching sales worth US$ 115 billion, inflation adjusted growth in the other European markets increased from 9 per cent in 2002 to 14 per cent in 2003.

There was a turnaround in the Latin American market, which witnessed a 6 per cent inflation adjusted growth in 2003 compared to a 10 per cent contraction in 2002.

Increasingly robust drug development pipelines, ageing populations and the ongoing demand for innovative therapies drives growth in the global pharmaceutical industry. In addition, it should be noted that pharmaceuticals is a part of the healthcare industry – and healthcare expenditures continue to remain low for a vast majority of countries across the world. Thus, relatively small increase in such expenditures provides significant scope for expansion of the global pharmaceutical industry.

Domestic Trends

The Indian retail pharmaceutical market, valued at Rs. 192 billion for the twelve-month period ending December 2003 witnessed a growth of 5 per cent. Despite a dismal growth in the first half of 2003 (2.9 per cent), the market picked up significantly in the second half and registered a growth of 7.1 per cent. The value growth in the market has gradually halved, from 11 per cent in 2000 to 5 per cent in 2003, however, volume growth has been mainly affected only in 2003 where it dipped to 6 per cent from a consistent 8 per cent or 9 per cent growth in previous three years. Multinationals have seen an increase in average price of the older products, whereas Indian companies continue to aggressively launch new products, a large part of their 7 per cent growth has come from this initiative. In terms of leading therapeutic segments, Cardiovascular and Diabetes witnessed the highest growth rates at 16 per cent and 13 per cent respectively. Across segments, there has been a slack, when compared to 2002. The largest segments of Antibiotics and Gastrointestinal witnessed growth of 2 per cent and 6 per cent respectively.

However, one must also note that the pharmaceutical market is in a nascent stage in India. Today, the per capita annual expenditure on pharmaceuticals in India remains abysmally low at Rs. 220. India witnessed a record Gross Domestic Product (GDP) growth of over 8 per cent in 2003-04. If GDP growth rates of 6.5-7 per cent are sustained, there will be considerable improvements in income levels. This should translate to greater expenditures on better quality remedies to health problems by a greater number of people. Thus, despite the low base, there is considerable scope for growth in domestic pharmaceuticals market.

Source: ORG IMS Annual Report 2003

Dr. Reddy's performance in the domestic and international markets

Having established itself as a key player in the domestic market, Dr. Reddy's started expanding its presence into international markets to drive value-added growth. This is visible from the shift in the geographic mix in the last few years. In 1999-00, the international operations accounted for 40 per cent of the Company's revenue whereas in 2003-04, the contribution increased to 64 per cent. Moreover, DRL's international sales growth of 12 per cent outstripped domestic sales growth of 10 per cent during 2003-04. Table 1 lists the relative share of domestic and international sales for DRL.

Table 1: Relative contribution of domestic and international sales (Rs. million)

	2003-04		2002-03	
	Sales	% of total	Sales	% of total
India	7,144	36%	6,489	36%
International	12,937	64%	11,581	64%
Total	**20,081**		**18,070**	

Within international markets, the decline in sales from North America was more than offset by the growth in Europe as well as Russia. Charts B and C give shares of different regions in DRL's international sales in 2003-04 and 2002-03 respectively.

Chart B: DRL's international sales distribution (2003-04)



Europe 22%
Others 19%
North America 41%
Russia and CIS 18%

Chart C: DRL's international sales distribution (2002-03)



North America 51%
Russia and CIS 18%
Europe 12%
Others 19%

Sales in Europe have almost doubled from Rs. 1,401 million in 2002-03 to Rs. 2,789 million in 2003-04. This growth was driven by the launch of Ramipril in mainland Europe. The 8 per cent growth of sales in Russia and erstwhile CIS countries was primarily a result of focused marketing and distribution of established branded formulations like Ketorol, Nise and Omez.

The decline in North America was essentially due to lack of significant new product launches in both APIs as well as Generics coupled with the increasing competition in key products of fluoxetine and tizanidine. Particularly, in the case of fluoxetine 40 mg capsules, our market share reduced from 64 per cent in January 2003 to 54 per cent in December 2003.

In the domestic market, the growth was driven by the performance of our API as well as branded formulations business. Chart D tracks Dr. Reddy's international sales in 2002-03 and 2003-04.


Chart D: Dr. Reddy's international sales
(Rs. million)
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
11,582
2,220
1,401
2,108
5,853
12,938
2,544
2,789
2,286
5,319
2002-03
2003-04
North America
Europe
Russia & CIS
Others

Financials

US GAAP Financial Performance for 2003-04, Consolidated

As a Company listed with the New York Stock Exchange, Dr. Reddy's is required to report its financial statements under US-GAAP. Table 2 gives the abridged consolidated statement of operations for 2003-04 in accordance with US-GAAP.

Table 2: Abridged consolidated statement of operations for 2003-04, US-GAAP (Rs. million)

		2003-04	2002-03
1	Revenue	20,081	18,070
2	Cost of revenues	9,346	7,848
3	Gross Profit (1-2)	10,735	10,222
4	Selling, general and administrative expenses	6,563	5,103
5	Researchand development expenses	1,992	1,412
6	Amortisation expenses	383	419
7	Foreign exchange (gain)/loss	(282)	70
8	Total operating expenses (4+5+6+7)	8,655	7,004
9	Operating income (3-8)	2,080	3,218
10	Equity in loss of affiliates	(44)	(92)
11	Other (expenses)/income, net	504	683
12	PBT before minority Interest (9-10-11)	2,540	3,809
13	Income tax benefit/(expense)	(69)	(398)
14	PAT (12-13)	2,471	3,411
15	PAT after minority Interest	2,474	3,404
	Diluted earnings per share	32.32	44.49

Table 3 gives DRL's consolidated financial performance in terms of SBUs under US-GAAP.

Table 3: Consolidated SBU-wise performance under US GAAP (Rs. million)

	2003-04		2002-03	
	Revenue	Gross profits+	Revenue	Gross profits+
Formulations	7,507	4,921	6,860	4,400
API	7,629	2,526	6,341	2,402
Generics	4,338	3,013	4,284	3,224
Diagnostics, Biotechnology & Critical Care	411	204	428	194
Drug discovery	0	0	0	0
Others	196	71	157	2
Total	**20,081**	**10,735**	**18,070**	**10,222**

Note: +: does not include selling, research and development costs and exchange gains and losses.

Income Statement Highlights

- Gross Margins on total revenues at 53 per cent as against 57 per cent in 2002-03. This decline is primarily on account of the change in the geography mix and business mix.
- Investments in R&D increased by 41 per cent to Rs. 1,992 million from Rs. 1,412 million in 2002-03. As a per cent, R&D expenditure is at 10 per cent of total revenue as against 8 per cent in 2002-03. Of this, the Company invested Rs. 729 million in drug discovery as against Rs. 480 million in 2002-03.
- Selling, General & Administration (SG&A) expenses increased by Rs. 1,460 million to Rs. 6,563 million. As a per cent, SG&A expenses are at 33 per cent of total revenue as against 28 per cent in 2002-03. This increase is primarily on account of increase in legal & professional charges, manpower cost and marketing expenses as well as certain one-time exceptional charges and provisions made during the year.
- Other income (net) declined to Rs. 504 million from Rs. 683 million in 2002-03. This decline was primarily on account of Rs. 58 million relating to the divestment of Compact Electric Limited and Rs. 30 million relating to the divestment and impairment of certain other assets.
- Depreciation for the year is at Rs. 746 million as against Rs. 598 million for 2002-03.
- Net income at Rs. 2,474 million (12 per cent of Company revenue) as against Rs. 3,404 million (19 per cent of Company revenue) in 2002-03. This translates to a diluted EPS of Rs. 32.32 as against Rs. 44.49 in 2002-03.

SBU-wise performance

Active Pharmaceutical Ingredients and Intermediates (API)

Active pharmaceutical ingredients (API) also referred to as bulk actives or bulk drugs are the principal ingredients for finished dosages. Intermediates are the compounds from which active pharmaceutical ingredients are prepared. APIs become formulations when the dosage is prepared for human consumption in the form of a tablet, capsule or liquid using additional inactive ingredients.

This segment continued it's growth momentum for the second consecutive year. Revenues increased by 20 per cent from Rs. 6,341 million in 2002-03 to Rs. 7,629 million in 2003-04.

72 per cent of Dr. Reddy's API revenue came from international markets, while 28 per cent came from sales in India. International revenue grew by 20 percent from Rs. 4,592 million in 2002-03 to Rs. 5,513 million in 2003-04. Revenue in India grew by 21 per cent from Rs. 1,749 million in 2002-03 to Rs. 2,115 million in 2003-04.

Within international markets, overall growth was driven by Europe, which accounted for 21 per cent of API sales; 25 per cent came from North America and 26 per cent from other regions. It is important to note that Europe's share in the company's API sales increased from 7 per cent in 2002-03 to 21 per cent in 2003-04. This growth was on account of the launch of Ramipril in mainland Europe, which contributed Rs. 1,238 million in revenue. This more than offset the decline in revenue from Nizatidine in the US of Rs. 480 million. Chart E gives the geographical distribution of API sales during 2003-04.

Growth in India was driven by volume expansion in key products of ciprofloxacin, atorvastatin and norfloxacin.

Chart E: Global distribution of DRL's API sales



India 28%
Europe 21%
Others 26%
North America 25%

Table 4 lists the sales of DRL's key API products in 2002-03 and 2003-04.

Table 4: Sales of DRL's key API products (Rs. million)

	2003-04	2002-03
Ramipril	1,314	53
Ciprofloxacin Hydrochloride	960	773
Ranitidine Hydrochloride form 1	457	476
Naproxen Sodium	437	401
Ibuprofen	395	456
Ranitidine Hydrochloride form 2	254	222
Naproxen	234	160
Losartan Potassium	214	125
Atorvastatin	211	88
Sparfloxacin	197	176
Dextromethorphan Hydrobromide	183	190
Nizatidine	160	659
Enrofloxacin	125	140
Terbinafine Hydrochloride	125	94
Doxasin Mesylate	118	181

DRL's bulk manufacturing facilities are located across six units in the state of Andhra Pradesh in India. These are built and operated according to the latest systems of cGMP and are inspected and approved by the USFDA and other reputed international inspection agencies for all our major products.

Dr. Reddy's has over the years established leadership in synthetic organic chemistry along with developing strong patent navigation skills. This is evident by the fact that Dr. Reddy's today has one of the largest API pipelines in the industry presenting significant growth opportunities. During 2003-04 the company filed:

- 16 DMFs with the USFDA taking the total to 56.
- 6 PMFs (Canada) taking the total to 18.
- 10 EDMFs (Europe) taking the total to 23.

Branded Formulations

Branded formulations are finished pharmaceutical products ready for consumption. Companies brand their own products to increase market competitiveness. Dr. Reddy's has, over the years, acquired a strong reputation for its quality branded formulations and is a leading Indian company for value-added branded finished dosages. The company's competitive edge lies in it's ability to scale up production, while maintaining international quality standards.

Branded formulations continued on a steady growth path in terms of revenues and profits, although the growth was less pronounced compared to API. Revenue increased by 9 per cent from Rs. 6,860 million in 2002-03 to Rs. 7,507 million in 2003-04. Revenue from India increased by 10 per cent from Rs. 4,303 million in 2002-03 to Rs. 4,729 million in 2003-04. Revenue from International markets increased by 9 per cent from Rs. 2,557 million in 2002-03 to Rs. 2,778 million in 2003-04.

Chart F: Formulations sales by therapautic category


2000
1500
1000
500
0
1346
1568
1290
1389
1087
1108
1208
1344
552
437
Gastro intestinal
Cardio vascular
Anti infectives
Pain Management
Nutrients
2002-03
2003-04

Chart F gives the distribution of formulation sales by main therapeutic product categories. Gastrointestinal recorded the highest growth of 16 per cent, followed by pain management with 11 per cent, cardiovascular by 8 per cent and anti-infectives by 2 per cent. There was contraction in sales of nutrients.

Within international markets, Russia sales grew by Rs. 120 million, mainly on account of robust performance of products such as Nise, Keterol and Omez. Revenues from non-Russian erstwhile CIS countries increased by Rs. 22 million, while revenues from other European countries increased by Rs. 46 million.

With a 10 per cent in growth, domestic revenue stood at Rs. 4,729 million. Omez capsules was the lead product with revenues of Rs. 546 million — a growth of 29 per cent over 2002-03. The company's top five products accounted for 54 per cent of the increase in domestic revenues. New product launches in Indian market resulted in revenues of Rs. 107 million, which was 2 per cent of total domestic revenues.

Generics

In 2003-04, revenue in this segment increased marginally by 1 per cent from Rs. 4,284 million to Rs. 4,338 million in 2003-04. North America contributed 78 per cent of the total revenue, Europe accounted for 21 per cent and the other markets contributed the balance.

Revenue in North America declined by 1 percent from Rs. 3,445 million in 2002-03 to Rs. 3,399 million in 2003-04. The year on year increase in revenue in the first half of 2003-04 was more than offset by the decline in revenue in second half. This was primarily on account of the increased competition in tizanidine and fluoxetine. Both the products contributed Rs. 2,403 million in revenue compared to Rs. 2,567 million in 2002-03. This decline was offset by the contribution from new product launches of Ibuprofen (launched in January 2003) and nefazodone (launched in September 2003).

Revenue in UK increased by 14 percent from Rs. 814 million in 2002-03 to Rs. 930 million in 2003-04. This growth was driven by the increase in sales of Omeprazole capsules by Rs. 42 million. The Company launched amlodipine maleate in the UK in March 2004, which recorded sales of Rs. 18 million. In addition to this, the Company launched 4 other products in UK during the year.

Despite the challenges faced in 2003-04, Dr. Reddy's continues to remain committed to build a robust generics pipeline with focus on entry barriers both in terms of patent challenges as well as technology. During the year, the Company integrated the product development effort in APIs and finished dosages. This will help the Company combine its technical and legal & regulatory skills to create a strong product development engine.

Chart G and H plots the Company's different ANDA filings and approvals over the last 7 years.

Chart G: DRL's ANDA filings


16
14
12
10
8
6
4
2
0
11
8
1
4
3
FY 98
FY 99
FY 00
FY 01
FY 02
FY 03
FY 04
Non Para IV
Para IV

Chart H: DRL's ANDA filings and approvals


18
16
14
12
10
8
6
4
2
0
2
1
7
2
1
1997-98
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04
Fillings
Approvals

Specialty Business

During the year 2003-04, the Company invested significantly in its new business of Specialty pharmaceuticals in the United States including the amlodipine maleate project and this is reflected in increased R&D and Selling, General and Administrative (SG&A) expenses during the year.

Diagnostics, Biotechnology & Critical Care

Revenue in this segment declined by 4 per cent to Rs. 411 million in 2003-04. During the third quarter of fiscal 2004, DRL launched its oncology products in Brazil, which recorded revenue of Rs. 51 million during the year. This was offset by the discontinuation of the trading operations of the diagnostic division in April 2003.

DRL's biotechnology division deals with therapeutics, vaccines and diagnostics, with special focus on molecular biology, cell culture, fermentation, downstream processing and hybridoma technology. The Company's core competency is in the recombinant proteins technology platform. Dr.Reddy's use of technology and multiple expression systems (E.coli, yeast and mammalian cells) ensure high yield levels apart from cost and market leadership.

The Company's critical care division caters to niche segments like oncology. It strives to create a strong base for a sustainable long-term competitive advantage. It has achieved leadership position through innovative product presentations, focused customer approach and customised patient service.

Discovery Research

In the Discovery Research segment, the Company increased its R&D expenditure by 52 per cent from Rs. 480 million in 2002-03 to Rs. 729 million in 2003-04, and accounted for 37 per cent of the Company R&D expenditure in 2003-04.

During the year, DRF 1042 (Topoisomerase inhibitor) moved into Phase II trials in India. The Company commenced Phase I trials in India for DRF 1644 (Topoisomerase inhibitor) and in Canada for DRF 10945 (non-fibrate PPAR alpha agonist). Table 5 lists the details of DRL's NCE pipeline.

Human Resources

Dr. Reddy's believes in the power of its people. They are the bedrock of the organization on which the three pillars of Innovation, Entrepreneurship and Globalization are built. Various processes and initiatives are the building blocks the Company uses to build organization and align our efforts to accomplish the business goals and strategy.

As the Company makes progress on its journey towards building a global organization of the future, it has taken up several initiatives. Primary among them was the deployment of organizational values across the organization through workshops, training programmes and other participative fora.

During the year, we witnessed smooth and peaceful industrial relations with increased participation from all employees in various management initiatives. For the first time in the industry, the wage settlement with union included introduction of new

Table 5: DRL's development pipeline in discovery research

Compound	Therapeutic Area	Development Status	Remarks
DRF 2593	Metabolic disorders	Phase II completed	Insulin Sensitizer Licensed to Novo Nordisk
DRF 10945	Metabolic disorders	Phase I	Non-fibrate PPAR alpha agonistPhase I trials in Canada
DRF 11605	Metabolic disorders	Preclinical	
DRF 1042	Cancer	Phase II	Topoisomerase inhibitor in Phase II trials in India
DRF 1644	Cancer	Phase I	Topoisomerase-I inhibitor Phase I trials in India
DRF 5265	Cancer	Preclinical	
RUS 3108	Cardiovascular Diseases	Preclinical	
DRF 13792	Bacterial Infections	Preclinical	

Reconciliation Between IGAAP and USGAAP Consolidated Results

Statement of reconciliation of consolidated results as per Indian GAAP and US GAAP for the year ending March 31, 2004

				(Rs. millions)
		Net Income as per consolidated Indian GAAP		2,515
Add:	1	Aurigene Inc Pre-opearative expenses written off in IGAAP	83	
	2	Foreign exchange differences incl Mark to market on forwards	5	
	3	Differential loss on Compact disposal	8	96
				2,611
Less:	1	ESOP Fair Value	148	
	2	Amortisation and depreciation	79	
	3	Differential Revenue recognition	24	
	4	Consolidation of DRF in USGAAP	13	
	5	Differential treatment of KRRP	6	270
				2,341
Deferred tax impact on account of the above differences				133
Net Income as per US GAAP				2,474

concept of linking wages with performance of the organization. The Company created various fora such as CONNECT and open houses to give the employees an opportunity to provide ideas and suggestions towards improving productivity and organization climate.

Internal controls and risk management

Dr. Reddy's has designed a system of internal control with the objective of safeguarding the company's assets, ensuring that transactions are properly authorised, and providing significant assurance at reasonable cost, of the integrity, objectivity and reliability of financial information. The management of Dr. Reddy's duly considers and takes appropriate action on recommendations made by the statutory auditors, internal auditors, and the audit committee of the board. Details of internal controls are given in the chapter on corporate governance.

Opportunities, threats, risks and concerns

Given its objective of becoming a discovery-led global pharmaceutical company, Dr. Reddy's long-term operations will depend, to a high degree, upon its ability to successfully patent and commercialise its own molecules and specialty portfolio. The development and commercialisation process for new molecules is time consuming as well as costly. On an average, it takes approximately 10 to 12 years to develop a new product from the laboratory stage to a form ready for consumption by the patient. Company's inability to obtain necessary regulatory approvals for our products or failure of a product at any stage may disturb its future revenue projections. Even in the specialty business in the US, delays or denial of regulatory approvals may affect future revenue projections.

In view of the number of patent expiries coming up in the near future, sales of patent expiry drugs in USA is a big opportunity for all generic players. The Company's generics business could be affected if branded pharmaceutical companies in the US are successful in limiting the use of generics through their legal and regulatory efforts. The Company continues to carry risks of competition, litigations, regulatory and legislative reforms in the generics business. During the year, there have been certain legislative and regulatory reforms that could have a significant impact on the generics industry.

In India, the Government of India through the Drugs (Prices Control) Order, 1995 (DPCO) imposes price controls for specified pharmaceutical products under certain circumstances.

The effect of such regulations may be to limit the amount of revenue that the Company may be able to earn from a particular product.

Outlook

2004-05 will continue to be a year of opportunities as well as challenges for Dr. Reddy's. The company will continue to step up investments in its pipeline and market developmental activities and stress on the momentum for building its future growth path. The early benefits of these strategic investments will be seen in some new product launches in the USA and Europe, both in the generics and the API segment.

Dr. Reddy's will also leverage new market opportunities in the near and mid term future through commercialisation of its specialty brands, while continuing to develop its NCE assets for the long-term. The branded formulations business, which has been on a consolidation mode, is now gearing up for growth and the company has had some exciting new product launches including a few first to market launches.

Cautionary Statement

The management of Dr. Reddy's has prepared and is responsible for the financial statements that appear in this report. These financial statements are in conformity with accounting principles generally accepted in India and in the US, and therefore include amounts based on informed judgments and estimates. The management also accepts responsibility for the preparation of other financial information that is included in this report.

This presentation includes some forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. The management has based these forward-looking statements on its current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. These factors include, but are not limited to, changes in local and global economic conditions, the company's ability to successfully implement its strategy, the market's acceptance of and demand for its products, growth and expansion, technological change and exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Dr. Reddy's Laboratories Limited

We have audited the accompanying consolidated balance sheets of Dr. Reddy's Laboratories Limited and subsidiaries as at March 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dr. Reddy's Laboratories Limited and subsidiaries as at March 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 4 to the consolidated financial statements, effective April 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets.

KPMG LLP
London, United Kingdom
May 28, 2004

Consolidated Balance Sheets

	(In thousands, except share data)		As at March 31 Convenience translation into US$ (unaudited)
	2003	2004	2004
Assets			
Current assets:			
Cash and cash equivalents	Rs. 7,273,398	Rs. 4,376,235	US$ 100,835
Investment securities	–	2,536,223	58,438
Restricted cash	26,709	107,170	2,469
Accounts receivable, net of allowances	3,620,020	3,730,139	85,948
Inventories	2,781,384	3,031,651	69,854
Deferred income taxes	166,510	152,220	3,507
Due from related parties	22,863	22,437	517
Other current assets	1,235,999	1,712,864	39,467
Total current assets	15,126,883	15,668,939	361,035
Property, plant and equipment, net	4,830,480	6,331,135	145,879
Due from related parties	44,047	21,019	484
Investment securities	8,715	1,563,875	36,034
Investment in affiliates	170,184	279,182	6,433
Goodwill and intangible assets	2,867,567	2,665,620	61,420
Other assets	43,791	89,533	2,063
Total assets	**Rs. 23,091,667**	**Rs. 26,619,303**	**US$ 613,348**
Liabilities and Stockholders' Equity			
Current liabilities:			
Borrowings from banks	Rs. 146,340	Rs. 320,582	US$ 7,387
Current portion of long-term debt	143,801	152,658	3,517
Trade accounts payable	1,609,328	2,174,295	50,099
Due to related parties	80,442	201,170	4,635
Accrued expenses	769,895	1,244,082	28,665
Other current liabilities	353,606	472,888	10,896
Total current liabilities	3,103,412	4,565,675	105,200
Long-term debt, excluding current portion	40,909	31,065	716
Deferred revenue	288,382	288,382	6,645
Deferred income taxes	700,274	571,558	13,170
Other liabilities	126,849	123,265	2,840
Total liabilities	**Rs. 4,259,826**	**Rs. 5,579,945**	**US$ 128,570**
Stockholders' equity:			
Equity shares at Rs. 5 par value; 100,000,000 shares authorized; Issued and outstanding; 76,515,948 shares and 76,518,949 shares as at March 31, 2003 and 2004 respectively	Rs. 382,580	Rs. 382,595	US$ 8,816
Additional paid-in capital	10,085,004	10,089,152	232,469
Equity-options outstanding	135,694	256,748	5,916
Retained earnings	8,187,117	10,229,672	235,707
Equity shares held by a controlled trust: 41,400 shares	(4,882)	(4,882)	(112)
Accumulated other comprehensive income	46,328	86,073	1,983
Total stockholders' equity	**18,831,841**	**21,039,358**	**484,778**
Total liabilities and stockholders' equity	**Rs. 23,091,667**	**Rs. 26,619,303**	**US$ 613,348**

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Operation

			For the year ended March 31	
	(In thousands, except share data)			Convenience translation into US$ (unaudited)
	2002	2003	2004	2004
Revenues:				
Product sales, net of allowances for sales returns (includes excise duties of Rs. 789,718, Rs. 817,135 and Rs. 870,079 for the years ended March 31, 2002, 2003 and 2004, respectively)	Rs. 16,408,797	Rs. 18,069,812	Rs. 20,081,249	US$ 462,702
License fees	124,757	–	–	–
Services	89,128	–	–	–
	16,622,682	18,069,812	20,081,249	462,702
Cost of revenues	6,868,958	7,847,573	9,346,117	215,348
Gross profit	9,753,724	10,222,239	10,735,132	247,353
Operating expenses:				
Selling, general and administrative expenses	3,674,058	5,103,213	6,562,856	151,218
Research and development expenses	742,384	1,411,838	1,991,629	45,890
Amortization expenses	487,715	419,439	382,857	8,822
Foreign exchange (gain)/loss	(208,965)	70,108	(282,419)	(6,507)
Total operating expenses	4,695,192	7,004,598	8,654,923	199,422
Operating income	5,058,532	3,217,641	2,080,209	47,931
Equity in loss of affiliates	(130,534)	(92,094)	(44,362)	(1,022)
Other (expense)/income, net	154,480	683,124	504,191	11,617
Income before income taxes and minority interest	5,082,478	3,808,671	2,540,038	58,526
Income taxes	(153,844)	(398,062)	(69,249)	(1,596)
Minority interest	(14,803)	(6,734)	3,364	78
Net income	**Rs. 4,913,831**	**Rs. 3,403,875**	**Rs. 2,474,153**	**US$ 57,008**
Earnings per equity share				
Basic	64.63	44.49	32.34	0.75
Diluted	64.53	44.49	32.32	0.75
Weighted average number of equity shares used in computing earnings per equity share				
Basic	76,027,565	76,515,948	76,513,764	76,513,764
Diluted	76,149,568	76,515,948	76,515,948	76,549,598

See accompanying notes to the consolidated financial statements.

Consolidated Statement of Stockholders' Equity and Comprehensive Income

(in thousands, except share data)

	Equity Shares				Equity Shares held by a Controlled Trust					
	No. of shares	Amount	Additional Paid in Capital	Compre-hensive Income	No. of shares	Amount	Accumu-lated Other Compre-hensive Income	Equity-Options Out standing	Retained Earnings/ (Accumu-lated Deficit)	Total Stock holders' Equity
Balance as at March 31, 2001	63,177,560	315,889	4,296,154		41,400	(4,882)	6,166		627,137	5,240,464
Dividends	–	–	–	–	–	–	–	–	(561,676)	(561,676)
Common stock issued for ADS listing	13,225,000	66,125	5,716,600	–	–	–	–	–	–	5,782,725
Common stock issued for *acquisition of minority interest*	113,388	566	72,250	–	–	–	–	–	–	72,816
Comprehensive income	–	–	–	–	–	–	–	–	–	–
Net income	–	–	–	Rs. 4,913,831	–	–	–	–	4,913,831	4,913,831
Translation adjustment	–	–	–	2,337	–	–	2,337	–	–	2,337
Unrealized gain on investments	–	–	–	(276)	–	–	(276)	–	–	(276)
Comprehensive income	–	–	–	Rs. 4,915,892	–	–	–	–	–	–
Application of SFAS 123	–	–	–		–	–		7,211	–	7,211
Balance as at March 31, 2002	76,515,948	Rs. 382,580	Rs. 10,085,004		41,400	Rs. (4,882)	Rs. 8,227	Rs. 7,211	Rs. 4,979,292	Rs. 15,457,432
Dividends	–	–	–	–	–	–	–		(191,290)	(191,290)
Net loss for the quarter ended March 31, 2003 for the change in the fiscal year end of a consolidated subsidiary	–	–	–	–	–	–	–	–	(4,760)	(4,760)
Comprehensive income	–	–	–	–	–	–	–	–	–	
Net income	–	–	–	Rs. 3,403,875	–	–	–	–	3,403,875	3,403,875
Translation adjustment	–	–	–	38,073	–	–	38,073	–	–	38,073
Unrealized gain on investments, net –	–	–	–	28	–	–	28	–	–	28
Comprehensive income	–	–	–	Rs. 3,441,976	–	–	–	–	–	–
Application of SFAS 123	–	–	–		–	–	–	128,483	–	128,483
Balance as at March 31, 2003	76,515,948	Rs. 382,580	Rs. 10,085,004	–	41,400	Rs. (4,882)	Rs. 46,328	Rs. 135,694	Rs. 8,187,117	Rs. 18,831,841
Issuance of equity shares on exercise of options	3,001	15	4,148	–				(1,123)		3,040
Dividends	–	–	–	–	–	–	–	–	(431,598)	(431,598)
Comprehensive income	–	–	–	–	–	–	–	–		
Net income	–	–	–	Rs. 2,474,153	–	–	–	–	2,474,153	2,474,153
Translation adjustment	–	–	–	24,725	–	–	24,725	–		24,725
Unrealized gain on investments,	–	–	–	15,020	–	–	15,020	–	–	15,020
Comprehensive income	–	–	–	Rs. 2,513,898	–	–	–	–	–	–
Application of SFAS 123	–	–	–		–	–	–	122,177	–	122,177
Balance as at March 31,2004	76,518,949	Rs. 382,595	Rs. 10,089,152		41,400	Rs. (4,882)	Rs. 86,073	Rs. 256,748	Rs. 10,229,672	Rs. 21,039,358
Convenience translation into US$		US$ 8,816	US$ 232,469			US$ (112)	US$ 1,983	US$ 5,916	US$ 235,707	US$ 484,778

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

	For the year ended March 31			
	(In thousands, except share data)			Convenience translation into US$ (unaudited)
	2002	2003	2004	2004
Cash flows from operating activities:				
Net income	Rs. 4,913,831	Rs. 3,403,875	Rs. 2,474,153	US$ 57,008
Adjustments to reconcile net income to net cash from operating activities:				
Deferred tax expense/(benefit)	(268,589)	547	(134,867)	(3,108)
Gain on sale of investments	(19,420)	(6,284)	(24,786)	(571)
Depreciation and amortization	946,280	1,017,813	1,128,453	26,001
Loss on sale of property, plant and equipment	27,050	248	29,319	676
Provision for doubtful accounts receivable	78,700	93,883	19,871	458
Allowance for sales returns	92,130	193,229	169,511	3,906
Inventory write-downs.	103,141	34,239	31,898	735
Equity in loss of affiliates.	130,534	92,094	44,362	1,022
Write-down of investment.	8,209	1,679	–	–
Unrealised exchange (gain)/loss on remeasurement	(81,926)	79,947	44,109	1,016
Employees Stock Based Compensation	7,211	128,483	147,730	3,404
Loss on sale of Investments	–	–	58,473	1,347
Minority interest	14,803	6,734	(3,364)	(78)
Income on account of mark to market of Derivative Asset	–	–	(153,711)	(3,542)
Changes in operating assets and liabilities:				
Accounts receivable	(1,451,643)	159,697	(379,413)	(8,742)
Inventories	(365,088)	(440,856)	(335,092)	(7,721)
Other assets	(180,960)	(665,278)	(276,467)	(6,370)
Due to/from related parties,net	(11,791)	82,051	148,576	3,423
Trade accounts payable	364,260	508,904	690,182	15,903
Accrued expenses	310,669	66,357	485,215	11,180
Deferred revenue	218,569	–	–	–
Taxes payable	(64,445)	(113,903)	(115,375)	(2,658)
Other liabilities	(118,740)	(276,727)	(49,547)	(1,142)
Net cash provided by operating activities	**4,652,785**	**4,366,732**	**3,999,230**	**92,148**
Cash flows from investing activities:				
Restricted cash	(6,515)	(1,524)	(67,221)	(1,549)
Expenditure on property, plant and equipment	(1,090,321)	(1,515,721)	(2,415,638)	(55,660)
Proceeds from sale of property, plant and equipment	49,301	4,311	33,558	773
Purchase of investment securities	(2,450,648)	(2,933,474)	(13,241,973)	(305,115)
Proceeds from sale of investment securities	2,363,680	2,939,603	9,167,150	211,225
Expenditure on intangible assets	(398,440)	(96,999)	(53,942)	(1,243)
Acquisition of minority interest	–	(3,208)	–	–
Proceeds from sale of subsidiary, net	–	–	81,464	1,877
Cash paid for acquisition, net of cash acquired	–	(347,684)	(9,453)	(218)
Net cash used in investing activities	**(1,532,943)**	**(1,954,696)**	**(6,506,055)**	**(149,909)**

	For the year ended March 31			
	(In thousands, except share data)			Convenience translation into US$ (unaudited)
	2002	2003	2004	2004
Cash flows from financing activities:				
Proceeds from issuance of equity, net of expenses	5,782,725	–	3,040	70
Proceeds from issuance of equity, in subsidiary	–	–	2,435	56
Purchase of Treasury Stock	–	–	(115,990)	(2,673)
Proceeds from/(repayments of) borrowing from banks, net	(2,469,761)	43,700	184,519	4,252
Proceeds from issuance of long-term debt	6,141	1,009	–	–
Repayment of long-term debt	(1,335,546)	(6,440)	(11,072)	(255)
Principal payments under capital lease obligations	(109)	–	–	–
Dividends	(561,676)	(191,290)	(431,598)	(9,945)
Principal payments of short term loan	–	–	(7,448)	(172)
Net cash provided by/(used in) financing activities	**1,421,774**	**(153,021)**	**(376,114)**	**(8,666)**
Effect of exchange rate changes on cash	88,779	(94,991)	(14,224)	328
Net increase/(decrease) in cash and cash equivalents during the year	4,630,395	2,164,024	(2,897,163)	(66,755)
Cash and cash equivalents at the beginning of the year	478,979	5,109,374	7,273,398	167,590
Cash and cash equivalents at the end of the year	**Rs. 5,109,374**	**Rs. 7,273,398**	**Rs. 4,376,235**	**US$ 100,835**
Supplemental disclosures:				
Cash paid for:				
Interest (net of interest capitalized)	Rs. 123,155	Rs. 34,465	Rs. 11,234	US$ 259
Income taxes	456,970	682,285	425,144	9,796
Supplemental schedule of non-cash investing activities:				
Property, plant and equipment purchased on credit during the year	71,715	167,920	36,710	846
Treasury stock issued on acquisition of minority interest including Compensation Cost	–	–	115,990	2,673

See accompanying notes to the consolidated financial statements

Notes to the Consolidated Financial Statements

(in thousands, except share data and where otherwise stated)

1. Overview

Dr. Reddy's Laboratories Limited ("DRL") together with its subsidiaries (collectively, the "Company") is a leading India-based pharmaceutical company headquartered in Hyderabad, India. The Company's principal areas of operation are formulations, active pharmaceutical ingredients and intermediates, generics, critical care and biotechnology, and drug discovery. The Company's principal research and development and manufacturing facilities are located in Andhra Pradesh, India with principal marketing facilities in India, Russia, the United States, the United Kingdom and Brazil. The Company's shares trade on several stock exchanges in India and, since April 11, 2001, on the New York Stock Exchange in the United States. The list of subsidiaries are as follows:

- DRL Investments Limited
- Reddy Pharmaceuticals Hong Kong Limited (RPHL)
- Reddy Antilles N.V.(Antilles)
- Reddy US Therapeutics Inc., (Reddy US)
- Dr. Reddy's Laboratories Inc. (DRLI)
- Dr. Reddy's Farmaceutica Do Brazil Ltda.(DRFBL)
- Aurigene Discovery Technologies Limited (ADTL)
- Dr. Reddy's Laboratories (EU) Limited (DRL EU)
- Dr. Reddy's Laboratories (Proprietary) Limited (DRSA)
- AMPNH Inc, USA
- Reddy Pharmaceuticals Inc, USA
- OOO Dr. Reddy's Laboratories Limited, Russia
- OOO JV Reddy Biomed Limited (Reddy Biomed)
- Reddy Netherlands B.V.(RNBV)
- Reddy Pharmaceuticals Singapore Pte Ltd. (RPS)
- Reddy Cheminor SA (RCSA)
- Aurigene Discovery Technologies Inc.(ADTI)
- Dr. Reddy's Laboratories (UK) Limited (DRL UK)
- Kunshan Rotam Reddy Pharmaceutical Co. Ltd. (Reddy Kunshan)
- Cheminor Investments Limited
- Dr. Reddy's Bio-sciences Limited

2. Significant accounting policies

a) *Basis of preparation*

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States (US GAAP). The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

b) *Functional currency*

The functional currency of the Company, including its consolidated foreign subsidiaries, except Reddy US, DRL EU, DRL UK and ADTI is the Indian rupee, being the currency of the primary economic environment in which the Company operates. The functional currency of Reddy US and ADTI, is the US dollar and of DRL EU and DRL UK, is the Pound Sterling, being the currency of the primary economic environment in which they operate.

All other foreign subsidiaries, (i.e. those except Reddy US, DRL EU, DRL UK and ADTI) operate as marketing arms of the parent company in the respective countries/regions. Accordingly, the operations of these entities are largely restricted to import of finished goods from the parent company in India, sale of these products in the foreign country and remittance of the sale proceeds to the parent. The cash flows realized from sale of goods are readily available for remittance to the parent company and cash is remitted to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent. The financing of these subsidiaries is done directly or indirectly by the parent company. Based on an individual and collective evaluation of these economic factors, management has determined that the Indian rupee is the functional currency of these entities.

In respect of the subsidiaries for which the foreign currency is their respective functional currency, the assets and liabilities of such subsidiaries are translated into Indian rupee at the rate of exchange prevailing as at the balance sheet date. Revenues and expenses are translated into Indian rupee at average monthly exchange rates prevailing during the year. Resulting translation adjustments are included in accumulated other comprehensive income.

c) *Convenience translation*

The accompanying financial statements have been prepared in Indian rupees, the national currency of India. Solely for the convenience of the reader, the financial statements as of and for the year ended March 31, 2004 have been translated into United States dollars at the noon buying rate in New York City on March 31, 2004 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of US$ 1 = Rs. 43.40. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.

d) *Principles of consolidation*

The consolidated financial statements include the financial statements of DRL, all of its subsidiaries, which are more than 50% owned and controlled, entities where the Company has variable interest and Dr. Reddy's Research Foundation (Research

Foundation), a special purpose entity that is funded by and carries out research activities on behalf of and for the benefit of the Company. The Company does not consolidate entities where the minority shareholders have certain significant participating rights which provide for effective involvement in significant decisions in the ordinary course of business. Such investments are accounted by the equity method of accounting. All material inter-company balances and transactions are eliminated on consolidation.

The Company accounts for investments by the equity method of accounting where it is able to exercise significant influence over the operating and financing policies of the investee. The Company's equity in the income / loss of equity method affiliates, Aurantis Farmaceutica Ltda, Brazil (Aurantis), Reddy Kunshan, Compact Electric Limited and Pathnet India Private Limited (Pathnet), is included in the statement of operations. Inter company profits and losses have been eliminated until realized by the investor or investee.

Newly acquired subsidiaries have been included in the consolidated financial statements from dates of acquisition. During the year ended March 31, 2003, Reddy Biomed, a consolidated subsidiary, changed its accounts closing date from December 31 to March 31. Accordingly, the Company eliminated the three month lag and included the financial statements of Reddy Biomed for the year ended March 31, 2003. As a result, the results of operations for the quarter ended March 31, 2003, which amounted to a loss of Rs. 4,760 (Roubles 3,113) were recorded directly to the retained earnings.

Effective January 2004, the Company adopted FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (VIE), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity.

For any VIEs that must be consolidated under FIN 46R that were created after January 1, 2004, the interpretation generally requires the primary beneficiary initially to measure the assets, liabilities and noncontrolling interests of the newly consolidated VIE at their fair values at the date the enterprise first becomes the primary beneficiary.

Based on the evaluation on FIN 46R, the Company has consolidated the financial statements of APR LLC, a VIE. See footnote 13 for additional information required by FIN 46R.

e) *Cash equivalents*

The Company considers all highly liquid investments with remaining maturities, at the date of purchase / investment, of three months or less to be cash equivalents.

f) *Revenue recognition*

Product sales

Revenue is recognized when significant risks and rewards in respect of ownership of products are transferred to customers, generally, the stockists or formulations manufacturers and when the following criteria are met:

- Persuasive evidence of an arrangement exists;
- The price to the buyer is fixed and determinable; and
- Collectibility of the sales price is reasonably assured.

Revenue from domestic sales of formulation products is recognized on dispatch of the product to the stockist by the consignment and clearing and forwarding agent of the Company. Revenue from domestic sales of active pharmaceutical ingredients and intermediates is recognized on dispatch of products to customers, from the factories of the Company. Revenue from export sales is recognized when significant risks and rewards are transferred to customers, which is based on terms of contract.

Revenue from product sales includes excise duty and is shown net of sales tax and applicable discounts and allowances.

Sales of formulations in India are made through clearing and forwarding agents to stockists. Significant risks and rewards in respect of ownership of formulation products is transferred by the Company when the goods are shipped to stockists from clearing and forwarding agents. Clearing and forwarding agents are generally compensated on a commission basis as a percentage of sales made by them.

Sales of active pharmaceutical ingredients and intermediates in India are made directly to the end customers generally, formulation manufacturers, from the factories. Sales of formulations and active pharmaceutical ingredients and intermediates outside India are made directly to the end customers, generally stockists or formulations manufacturers, from the Company or its consolidated subsidiaries.

The Company has entered into marketing arrangements with certain marketing partners for sale of goods. Under such arrangements, the Company sells generic products to the marketing partners at a price agreed in the arrangement. Revenue is recognised on these transactions upon delivery of products to the marketing partners as all the conditions under Staff Accounting Bulletin No.104 (SAB 104) are met. Subsequently, the marketing partners remits an additional amount upon further sales made by them to the end customer. Such amount is determined as per the terms of the arrangement and is recognised by the Company when the realisation is certain under the guidance given in SAB 104.

Allowances for sales returns are estimated and provided for in the year of sales. Such allowances are made based on the historical trends. The Company has the ability to make a reasonable estimate of the amount of future returns due to large volumes of homogeneous transactions and historical experience with similar types of sales of products. In respect of new products launched or expected to be launched, the sales returns are not expected to be different from the existing products as such products relate to the theraupeutic categories where established products exist and are sold in the market. Further, the Company evaluates the sales returns of all the products at the end of each reporting period and necessary adjustments, if any, are made. However, no significant revisions have been determined to be necessary till date.

License fees

Non-refundable milestone payments are recognized in the statement of income when earned, in accordance with the terms prescribed in the license agreement, and where the Company has no future obligations or continuing involvement pursuant to such milestone payments. Non-refundable up-front license fees are deferred and recognized when the milestones are earned, in proportion that the amount of each milestone earned bears to the total milestone amounts agreed in the license agreement. As the upfront license fees are a composite amount and cannot be attributed to a specific molecule, they are amortised over the development period. The milestone payments during the development period increase as the risk involved decreases. The agreed milestone payments reflect the progress of the development of the molecule and may not be spread evenly over the development period. Further, the milestone payments are a fair representation of the extent of progress made in the development of these molecules. Hence, the upfront licence fees are amortised over the development period in proportion to the milestone payments received.

Services

The Company carries out certain sub-contract activities on behalf of other pharmaceutical companies. Revenue from these activites are recognized as per the terms of the contracts when the services are performed.

g) *Shipping and handling costs*

Shipping and handling costs incurred to transport products to customers are included in selling, general and administrative expenses.

h) *Inventories*

Inventories are stated at the lower of cost or market value. Cost is determined using the first-in-first-out method for all categories of inventories except stores and spares, where cost is determined using the weighted average method. Stores and spares comprise engineering spares such as machinery spares and consumables such as lubricants, cotton waste and oils, which are used in operating machines or consumed as indirect materials in the manufacturing process. Cost in the case of raw materials and stores and spares comprises the purchase price and attributable direct costs, less trade discounts. Cost in the case of work-in-process and finished goods comprises direct labour, material costs and production overheads.

A write-down of inventory to the lower of cost or market value at the close of a fiscal period creates a new cost basis and is not marked up based on changes in underlying facts and circumstances.

Inventories are reviewed on a monthly basis for identification and write-off of slow-moving, obsolete and impaired inventory. Such write-downs, if any, are included in cost of goods sold.

i) *Investment securities*

Investment securities consist of available for sale debt and equity securities and non-marketable equity securities accounted for by the cost method.

Available for sale securities are carried at fair value based on quoted market prices. For debt securities where quoted market prices are not available, fair value is determined using pricing techniques such as discounted cash flow analysis or at the swap rates and forward rate agreements on the date of the valuation, obtained from market sources. Unrealized holding gains and losses, net of the related tax effect, on available for sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Decline in the fair value of any available for sale security below cost that is determined to be other than temporary, results in reduction in the carrying amount to fair value. Such impairment is charged to the statement of operations. Realized gains and losses from the sale of available for sale securities are determined on a first-in-first-out method and are included in earnings.

Non-marketable equity securities accounted for by the cost method are stated at cost, less provision for any other than temporary decline in value.

j) *Derivative financial instruments*

Derivatives and hedge accounting. On April 1, 2001, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities as amended, when the rules became effective for companies with fiscal years ending March 31 and adopted SFAS 149 Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which is effective for all contracts entered into or modified after June 30, 2003.

The Company enters into forward foreign exchange contracts and options where the counterparty is generally a bank. The Company purchases forward foreign exchange contracts and options to mitigate the risk of changes in foreign exchange rates on accounts receivable and deposits. Although these contracts are effective as hedges from an economic perspective, they do not qualify for hedge accounting under SFAS No. 133, as amended. Any derivative that is either not designated as a hedge, or is so designated but is ineffective per SFAS No. 133, is marked to market and recognized in income immediately. No initial transition adjustments were required to adopt SFAS No. 133.

k) *Property, plant and equipment*

Property, plant and equipment including assets acquired under capital lease agreements are stated at cost less accumulated depreciation. The Company depreciates property, plant and equipment over the estimated useful life using the straight-line method. Assets under capital leases are amortized over their estimated useful life or the lease term as appropriate. The estimated useful lives of assets are as follows:

Buildings	
– Factory and administrative buildings	30 to 40 years
– Ancillary structures	3 to 10 years
Plant and machinery	3 to 15 years
Furniture, fixtures and office equipment	4 to 8 years
Vehicles	4 to 5 years
Computer equipment	3 years

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment not put to use before such date are disclosed under capital work-in-progress. The interest cost incurred for funding an asset during its construction period is capitalized based on the actual investment in the asset and the average cost of funds. The capitalized interest is included in the cost of the relevant asset and is depreciated over the estimated useful life of the asset.

l) *Intangible assets*

Intangible assets consist of goodwill representing the excess of purchase cost over the fair value of the net tangible and identified intangible assets of businesses acquired, and other acquired intangibles, which include trademarks, customer related intangibles and non-compete arrangements. The acquisition of product brands is recorded as purchase of intangible assets. The assets are recorded on the date of acquisition at cost. Trademarks, marketing know-how, customer related intangibles and non-compete arrangements are amortized over the expected benefit period or the legal life, whichever is lower. Other intangible assets are amortized on the straight-line method over the period during which the benefits are expected to accrue from these assets. Such periods are as follows:

Goodwill	Tested for impairment atleast annually
Trademarks	5 to 10 years
Non-compete arrangements	1.5 to 10 years
Marketing know-how	6 months
Customer-related intangibles	5 years

m) *Impairment or disposal of long-lived assets and long-lived assets to be disposed of*

Impairment or disposal of long-lived assets

Effective April 1, 2002, the Company adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, it retains the fundamental provisions of SFAS No. 121.

SFAS No. 144 also supersedes the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. However, SFAS No. 144 retains the requirement of APB Opinion No. 30 to separately report discontinued operations and extends that reporting to a component of an entity that an entity has disposed of, or classified as held-for-sale. SFAS No. 144 requires that the Company measures long-lived assets held-for-sale, at the lower of carrying amount or fair value, less costs to sell. Similarly, under SFAS No. 144, discontinued operations are no longer measured at net realizable value or include amounts for operating losses that have not yet been incurred.

n) *Start-up costs*

Costs of start-up activities including organization costs are expensed as incurred.

o) *Research and development*

Research and development cost is expensed as incurred. Capital expenditure incurred on equipment and facilities acquired or constructed for research and development activities and having alternative future uses, is capitalized as property, plant and equipment when acquired or constructed.

p) *Foreign currency transactions*

Foreign currency transactions are converted into Indian rupees at the rates of exchange prevailing on the date of the respective transactions. Assets and liabilities in foreign currency are converted into Indian rupees at the exchange rate prevailing on the balance sheet date. The resulting exchange gains/losses are included in the statement of income. For entities that operate in a highly inflationary economy, the functional currency is determined as the Indian Rupee.

q) *Stock-based compensation*

The Company uses the Black-Scholes option pricing model to determine the fair value of each option grant. The Black-Scholes model includes assumptions regarding dividend yields, expected volatility, expected lives and risk free interest rates. These assumptions reflect management's best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside of the control of the Company. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Furthermore, if management uses different assumptions in future periods, stock based compensation expense could be materially impacted in future years.

The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Year ended March 31		
	2002	2003	2004
Dividend yield	0.3	0.4	0.5
Expected life	48 months	42-78 months	42–78 months
Risk free interest rates	8.5%	5.8 -6.8%	5.2 -6.8%
Volatility	50%	49.8- 50.7%	45.7-50.7%

At March 31, 2003, the Company had two stock-based employee compensation plans, which are described more fully in Note 20. Prior to April 1, 2003, the Company accounted for its plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost was reflected in previously reported results, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. During the first quarter of fiscal 2004, the Company adopted the fair value recognition provisions of SFAS No. 123, Accounting for Stock– Based Compensation, for stock-based employee compensation. The Company has selected the retroactive method of adoption described in SFAS No. 148 Accounting for Stock Based Compensation — Transition and Disclosure for all options granted after January 1, 1995. Consequently, for the years ended March 31, 2002, 2003 and 2004, an amount of Rs. 7,211, Rs. 128,483 and Rs. 122,177 respectively, has been recorded as total employee stock based compensation expense.

During this fiscal 2004, Aurigene Discovery Technologies Limited adopted two stock based employee compensation plans, which are described more fully in Note 20. The Company has accounted for these plans under SFAS 123, using the Black-Scholes option pricing model to determine the fair value of each option grant.

r) *Income taxes*

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits the future realization of which is not considered more likely than not.

s) *Earnings per share*

In accordance with SFAS No.128, Earnings per Share, basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method for options and warrants, except where the results would be anti-dilutive.

t) *Reclassifications*

Certain reclassifications have been made to conform prior period data to the current presentation.

u) *Recent accounting pronouncements*

In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Adoption of SFAS No. 143 did not have a material impact on the consolidated financial statements of the Company.

In January 2003, the FASB issued FIN No. 46, *Consolidation of Variable Interest Entities– an interpretation of Accounting* Research Bulletin No. 51. FIN No. 46 is applicable to all variable interest entities created after January 31, 2003. In respect of variable interest entities created before February 1, 2003, FIN No. 46 will be applicable from fiscal periods ending after December 15, 2003. Further, in December 2003, the FASB issued a revision to FIN No. 46 to clarify some of the provisions of FIN No. 46 and to exempt certain entities from its requirements. Adoption of FIN 46R did not have a material impact on the consolidated financial statements of the Company.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Adoption of SFAS No. 149 did not have a material impact on the consolidated financial statements of the Company.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 requires issuers to classify as liabilities (or assets in some circumstance) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of SFAS No. 150 did not have a material impact on the consolidated financial statements of the Company.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits. SFAS No. 132 revises financial statement disclosures for pension plans and other post retirement benefit plans. SFAS No. 132 is applicable for fiscal years ending after December 15, 2003. The Company has adopted the disclosure provisions of SFAS No. 132.

3. Business combinations

In June 2001, the Financial Accounting Standards (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, which require that the purchase method of accounting be used for all business cominations consummated after June 30, 2001. SFAS No.141 also specifies the criteria that intangible assets acquired in a purchase method business combination must meet to be recognised and reported apart from goodwill, noting that any purchase price allocated to an assembled workforce may not be accounted separately.

Dr.Reddy's Laboratories Inc.

In March 2000, DRLI, a consolidated subsidiary, acquired 25% of its common stock held by a minority shareholder, for a cash consideration of Rs. 1,072. This acquisition has been accounted for by the purchase method. The acquisition resulted in goodwill of Rs. 1,072. The terms of the purchase also provide for contingent consideration not exceeding US$ 14,000 over the next ten years based on achievement of certain specified targets. Such payments would be recorded as goodwill in the periods in which the contingency is resolved in accordance with the consensus reached by the Emerging Issues Task Force on Issue 95-8, Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination. During the years ended March 31, 2003 and 2004, as certain specified targets have been met, DRLI has paid/accrued Rs. 66,595 (USD 1.4 million) and Rs. 53,837 (USD 1.18 million) which has been recorded as goodwill.

Dr. Reddy's Laboratories (EU) Limited

On April 11, 2002, the Company acquired the entire share capital of DRL EU (formerly BMS Laboratories Limited) and its consolidated subsidiary, DRL UK (formerly Meridian Healthcare Limited), for a total consideration of Rs. 644,413 (UK Pounds Sterling 9.16 million). The purchase consideration consists of:

Cash	Rs. 438,216
Loan notes	128,108
Direct acquisition costs	7,739
	574,063
Contingent consideration	70,350
	Rs. 644,413

At the date of acquisition, the Company has recorded the cost of the acquisition as Rs. 574,063, consisting of the cash paid, loan notes issued, and the direct acquisition costs. The agreement includes the payment of a contingent consideration amounting upto Rs. 70,350, which is held in an escrow account. This amount is subject to set-off for certain indemnity claims in respect of legal and tax matters that may arise, pertaining to the periods prior to the acquisition. Therefore, this amount has not been included in the determination of the cost of acquisition initially, and the amount which has not been adjusted to the contingency will be included as purchase consideration upon expiration of the escrow period in 2007. As per the agreement an amount of Rs. 9,453 (UK Pounds Sterling 123) was released to sellers from escrow during the year, which has been treated as goodwill.

DRL EU and DRL UK are UK based pharmaceutical companies engaged in the manufacture and marketing of generic pharmaceuticals. As a result of the acquisition, DRL has gained entry into the UK generics market. The Company has accounted for the acquisition under the purchase method. Accordingly, the financial results for the period subsequent to April 11, 2002 have been included in the consolidated financial statements of the Company. The purchase cost of Rs. 574,063 has been allocated as follows:

Current assets	
Cash	Rs. 98,271
Other current assets	269,477
Property, plant and equipment	109,811
Intangibles	
Goodwill	10,217
Trademarks	153,189
Customer-related intangibles	106,946
Non-compete arrangements	26,736
Other intangibles	6,859
Other assets	2,327
Total assets	783,833
Liabilities assumed	(141,116)
Deferred tax liability	(68,654)
Purchase cost	**Rs. 574,063**

Customer related intangibles represent the fair value of the existing customers lists of the acquired companies. The estimated useful life of all the intangibles is 5 years other than operating leases which are amortised over 4 years.

Reddy US Therapeutic Inc. ("RUSTI")

During the year ended March 31, 2004, the Company, through its wholly owned subsidiary, acquired the balance (10.2%) of the common stock of RUSTI held by a minority shareholder in exchange for issuing 70,000 American Depositary Shares ("ADS") of the Company to such minority shareholder (representing an exchange ratio of 7 ADS for every 100 shares of RUSTI common stock acquired). This acquisition has been accounted for by the purchase method. The acquisition has resulted in goodwill of Rs. 90,437.

4. **Goodwill and intangible assets**

On April 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. Adoption of SFAS No. 142 did not result in reclassification of existing goodwill and intangible assets.

As required by SFAS No. 142, the Company identified its reporting units and assigned assets and liabilities, including goodwill to the reporting units on the date of adoption. Subsequently, the Company compared the fair value of the reporting unit to its carrying value including goodwill, to determine whether goodwill is impaired at the date of adoption. This transitional impairment evaluation did not indicate an impairment loss.

Subsequent to the adoption of SFAS No.142, the Company does not amortize goodwill but will instead test goodwill for impairment at least annually. The carrying value of the goodwill (including the goodwill arising on investment in affiliate of Rs. 181,942) and net other intangible assets on the date of adoption was Rs. 1,473,605 and Rs. 1,276,397 respectively.

Trademarks, marketing know-how, customer related intangibles and non-compete arrangements are amortized over the *expected benefit period or the legal life, whichever is lower.*

The following table presents the changes in goodwill during the year ended March 31, 2003 and March 31, 2004:

	As at March 31	
	2003	2004
Balance at the beginning of the period	Rs. 1,473,605	Rs. 1,550,419
Acquired during the period	76,814	154,073
Balance at the end of the period	**Rs. 1,550,419**	**Rs. 1,704,492**

The following table presents acquired and amortized intangible assets as at March 31, 2003 and 2004:

	As at March 31			
	2003		2004	
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Trademarks	Rs. 2,544,525	Rs. 1,166,456	Rs. 2,565,733	Rs. 1,519,357
Non-compete arrangements	108,520	85,540	110,624	92,082
Marketing know-how	80,000	80,000	80,000	80,000
Customer related intangibles	114,080	22,164	122,497	48,328
Others	7,618	1,491	7,857	3,874
	2,854,743	**1,355,651**	**Rs. 2,886,711**	**Rs. 1,743,641**

The aggregate amortization expense for the years ended March 31, 2002, 2003 and 2004 was Rs. 487,715, Rs. 419,439 and Rs. 382,857 respectively.

Estimated amortization expense for the next five years with respect to such assets is as follows:

For the year ended March 31,	Rs.
2005	343,676
2006	298,952
2007	264,819
2008	179,747
2009	52,192
Thereafter	3,684

The following table discloses what reported net income and basic and diluted earnings per share would have been in all periods presented, excluding amortization of goodwill:

	For the year ended March 31		
	2002	2003	2004
Net income as reported	Rs. 4,921,042	Rs. 3,532,358	Rs. 2,474,153
Add: Amortization of goodwill	168,385	–	–
Net income, as adjusted	Rs. 5,089,427	Rs. 3,532,358	Rs. 2,474,153
Earning per share: Basic			
Earning per share, as reported	64.73	46.16	32.34
Add: Amortization of goodwill	2.21	–	–
Earnings per share, as adjusted	66.94	46.16	32.34
Earning per share: Diluted			
Earning per share, as reported	64.62	46.16	32.32
Add: Amortization of goodwill	2.21	–	–
Earnings per share, as adjusted	66.83	46.16	32.32

The intangible assets (net of amortization) as at March 31, 2004 have been allocated to the following segments:

	Formulations	Active Pharmaceutical Ingredients and Intermediates	Generics	Drug Discovery	Total
Goodwill	Rs. 349,774	Rs. 997,025	Rs. 267,256	Rs. 90,437	Rs. 1,704,492
Trademarks	915,295	–	131,081	–	1,046,376
Non-compete arrangements	–	–	18,542	–	18,542
Customer related intangibles	–	–	74,169	–	74,169
Others	–	–	3,983	–	3,983
	Rs. 1,265,069	**Rs. 997,025**	**Rs. 495,031**	**Rs. 90,437**	**Rs. 2,847,562**

The intangible assets (net of amortization) as at March 31, 2003 have been allocated to the following segments:

	Formulations	Active Pharmaceutical Ingredients and Intermediates	Generics	Total
Goodwill	Rs. 349,774	Rs. 997,025	Rs. 203,620	Rs. 1,550,419
Trademarks	1,224,950	–	153,119	1,378,069
Non-compete arrangements	–	–	22,980	22,980
Customer related intangibles	–	–	91,916	91,916
Others	–	–	6,127	6,127
	Rs. 1,574,724	**Rs. 997,025**	**Rs. 477,762**	**Rs. 3,049,511**

5. Cash, cash equivalents and restricted cash

Cash and cash equivalents comprise cash and cash on deposits placed with banks in the normal course of business operations. Restricted cash represents margin money deposits against guarantees and letters of credit. Restrictions on such deposits are released on the expiry of the terms of guarantee and letters of credit.

6. Accounts receivable

The accounts receivable as at March 31, 2003 and 2004 are stated net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts on all accounts receivable, including receivables sold with recourse, based on present and prospective financial condition of the customer and ageing of the accounts receivable after considering historical experience and the current economic environment. Accounts receivable are generally not collateralised.

The activity in the allowance for doubtful accounts receivable is given below:

			As at March 31
	2002	2003	2004
Balance at the beginning of the year	Rs. 183,706	Rs. 151,215	Rs. 141,949
Additional provision	78,700	93,883	19,871
Bad debts charged to provision	(111,191)	(103,149)	(22,251)
Balance at the end of the year	**Rs. 151,215**	**Rs. 141,949**	**Rs. 139,569**

7. Inventories

Inventories consist of the following:

		As at March 31
	2003	2004
Raw materials	Rs. 833,663	Rs. 907,855
Stores and spares	285,739	262,461
Work-in-process	676,742	987,318
Finished goods	985,240	874,017
	Rs. 2,781,384	**Rs. 3,031,651**

During the years ended March 31, 2002, 2003 and 2004 the Company recorded an inventory write-down of Rs. 103,141, Rs. 34,239 and Rs. 31,898 respectively, resulting from a fall in the market value of certain finished goods and write down of certain raw materials and these amounts are included in the cost of goods sold.

8. Other assets

Other assets consist of the following:

	As at March 31	
	2003	2004
Prepaid expenses	Rs. 182,531	Rs. 229,336
Advances to suppliers	83,077	229,941
Balances with statutory authorities	93,774	209,944
Deposits	68,916	87,827
Others	851,492	1,045,349
	1,279,790	1,802,397
Less: Current assets	1,235,999	1,712,864
	Rs. 43,791	**Rs. 89,533**

Balances with the statutory authorities represent amounts deposited with the excise authorities and the unutilised excise input credits on purchases. These are regularly utilized to offset the excise liability on the goods produced. Accordingly, these balances have been classified as current assets.

Deposits mainly comprise telephone, premises and other deposits. Others mainly represents receivables of duties and income tax deducted at source on interest received by the Company.

9. Property, plant and equipment, net

Property, plant and equipment consist of the following:

	As at March 31	
	2003	2004
Land	Rs. 190,612	Rs. 443,829
Buildings	1,315,896	1,737,594
Plant and machinery	4,692,699	5,504,888
Furniture, fixtures and equipment	566,905	648,935
Vehicles	130,640	175,166
Computer equipment	276,315	352,615
Capital work-in-progress	637,880	1,008,076
	7,810,947	9,871,103
Accumulated depreciation and amortization	(2,980,467)	(3,539,968)
	Rs. 4,830,480	**Rs. 6,331,135**

Depreciation expense for the years ended March 31, 2002, 2003 and 2004 was Rs. 458,565, Rs. 598,374 and Rs. 745,596 respectively.

10. Investment securities

Investment securities consist of the following:

As at March 31

	2003				2004			
	Carrying Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value	Carrying Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Equity securities	Rs. 4,692	Rs. 1,355	Rs. (80)	Rs. 5,967	Rs. 4,692	Rs. 8,292	Rs. (49)	Rs. 12,935
Debt securities	20	–	–	20	1,537,312	10,900	–	1,548,212
	4,712	1,355	(80)	5,987	1,542,004	19,192	(49)	1,561,147
Non-marketable equity securities	2,728	–	–	2,728	2,728	–	–	2,728
	Rs. 7,440	Rs. 1,355	Rs. (80)	Rs. 8,715	Rs. 1,544,732	Rs. 19,192	Rs. (49)	Rs. 1,563,875
Current								
Mutual Funds	–	–	–	–	2,535,196	1,027	–	2,536,223
	Rs. –	**Rs. –**	**Rs. –**	**Rs. –**	**Rs. 2,535,196**	**Rs. 1,027**	**Rs. –**	**Rs.2,536,223**

Debt securities as at March 31, 2004 mature between one through five years. Dividends from equity securities available for sale, during the years ended March 31, 2002, 2003 and 2004 were Rs. 35, Rs. 175 and Rs. 52 respectively, and are included in other income.

Gain on sale of mutual funds during the years ended March 31, 2002, 2003 and 2004 were Rs. 19,420, Rs. 6,284 and Rs. 24,786 respectively. Proceeds from sale of securities available for sale were Rs. 2,363,680, Rs. 2,939,603 and Rs. 9,167,150 during the years ended March 31, 2002, 2003 and 2004 respectively.

11. Operating leases

The Company leases office and residential facilities under operating lease agreements, cancellable at any time and are renewable on a periodic basis at the option of both the lessor and the lessee. Rental expense under those leases was Rs. 52,067, Rs. 80,627 and Rs. 101,845 for the years ended March 31, 2002, 2003 and 2004 respectively.

12. Investment in affiliates

Compact Electric Ltd: During the year ended March 31, 2004, the Company sold 51% equity stake in its wholly owned subsidiary. In accordance with the sale agreement the Company intends to divest the balace 49% equity holding in a phased manner over the next two years at an agreed price. Pursuant to such sale, the Company has relinquished control and now exercises significant influence over the operations of Compact Electric Ltd through its remaining 49% equity stake. Accordingly, the carrying value of the Company's investment in Compact Electric Ltd. as at March 31, 2004 has been written down to Rs. 90,122, representing the agreed consideration against the balance 49% equity holding and perference holding. The company received an interest free deposit of Re. 53,000 towards the preference holding which will be adjusted on obtaining necessary approvals.

Aurantis: During the year ended March 31, 2002, the Company discontinued its association with Aurantis, a 50% joint venture in Brazil. The Company's equity in the loss of Aurantis for the year ended March 31, 2002 was Rs. 45,583 and the carrying value as at March 31, 2002 was reduced to Rs. Nil.

Reddy Kunshan: Reddy Kunshan is engaged in manufacturing and marketing of active pharmaceutical ingredients and intermediates and formulations in China. During the year ended March 31, 2002, the Company acquired an additional 4.9% interest in Reddy Kunshan for a cash consideration of Rs. 47,532. Consequently, the Company's interest in Reddy Kunshan increased to 51%.

Three of the directors of the Company are on the board of directors of Reddy Kunshan, which comprises seven directors. Under the terms of the agreement, all decisions with respect to operating activities, significant financing and other activities are taken by the majority approval of at least five of the seven directors of the board. These significant decisions include amendments to the Articles, suspensions of the operations, alterations to the registered capital etc. As the Company does not have the control over the board and as the other partners have significant participating rights, acting on its own, the Company will not be in a position to control or take any significant operating decisions of Reddy Kunshan and would require approval of other shareholders. Therefore, the Company has accounted for its 51% interest by the equity method.

During the year ended March 31, 2004 the Company further invested Rs. 63,238 in Reddy Kunshan.

The Company's equity in the loss of Reddy Kunshan for the years ended March 31, 2002, 2003 and 2004 was Rs. 47,513 Rs. 66,177 and Rs. 44,362 respectively. The carrying value of the investment in Reddy Kunshan as at March 31, 2003 and 2004 was Rs. 170,184 and Rs. 189,060 respectively.

Pathnet: Pathnet is engaged in the business of setting up medical pathology laboratories. The Company acquired a 49% interest in Pathnet on March 1, 2001 for a consideration of Rs. 4,000. During the year ended March 31, 2002 the Company further invested Rs. 60,310. The Company has accounted its 49% interest in Pathnet by the equity method. The Company's equity in the loss of Pathnet for the years ended March 31, 2002, 2003 and 2004 was Rs. 37,438, Rs. 25,917 and Rs.Nil respectively. The carrying value of the investment in Pathnet as at March 31, 2003 and 2004 was Rs.Nil and Rs.Nil respectively.

13. *Variable interest entities*

On January 30, 2004, the Company along with two individuals formed APR LLC, a partnership firm. APR is a development stage enterprise, which is in the process of developing an active pharmaceutical ingredient (API). Equity capital of APR LLC consists of Class A equity shares, which are held by two individuals and Class B equity shares held by DRL. The initial contribution of Class A shares was through USD 400 (Rs. 17,487) and assignment of IPR by the individuals respectively, while DRL contributed USD 500 (Rs. 21,859) for its share in Class B. Class A equity shares participate in the profits and losses of the APR in the normal course of business.

Further, DRL has entered into a development and supply agreement under which DRL and APR will collaborate in the development, marketing and sale of API and generic dosages. Under the terms of the agreement, DRL is committed to fund the entire research and development of the API. This amount is repayable upon successful commercialization of the product. Under this agreement, the Company has paid an amount of USD 670 (Rs. 29,291) till March 31, 2004.

The Company has evaluated this transaction and believes that APR meets the criteria to be a variable interest entity and that the Company, being the primary beneficiary, is required to consolidate APR under the requirements of FIN 46R. Accordingly, on January 30, 2004 the Company recorded the assets, liabilities and the non-controlling interest at a fair value of USD 900 (Rs. 39,346). The carrying value of the investment as at March 31, 2004 was USD 368 (Rs. 16,331).

14. Financial instruments and concentration of risk

Concentration of risk: Financial instruments that potentially subject the Company to concentrations of credit risk consists principally of cash equivalents, accounts receivable, investment securities and marketable securities. The Company's cash resources are invested with financial institutions and commercial corporations with high investment grade credit ratings. Limits have been established by the Company as to the maximum amount of cash that may be invested with any such single entity. To reduce credit risk, the Company performs ongoing credit evaluations of customers.

Pursuant to the terms of an agreement with Par Pharmaceuticals Inc. ("PAR"), the Company supplies certain generic formulations to PAR for further sale to customers in the United States. Under this arrangement the Company sells its products to PAR at an agreed price. Subsequently, PAR remits additional amount upon further sales made by it to the end customer. As at March 31, 2003 and 2004, receivables from PAR under this arrangement aggregated to Rs. 734,042 and Rs. 415,857 representing 20.3% and 11.1% of the total receivables and revenues during the years ended March 31, 2002, 2003 and 2004 aggregated to Rs. 4,039,980, Rs. 3,506,874 and Rs. 3,224,647, representing 24.3%, 19.4% and 16.1% of the total revenues of the Company.

Derivative financial instruments. The Company enters into certain forward foreign exchange contracts where counter party is generally a bank. The Company does not consider the non-performance by the counterparty to be significant. The Company also enters into certain derivative arrangements where the counter party is generally a bank.

The following table presents the aggregate contracted principal amounts of the Company's derivative financial instruments outstanding:

	As at March 31	
	2003	2004
Forward exchange contracts (sell)	US$ 73,000	US$ 78,000
Option contracts (USD/INR)	–	US$ 15,000
Cross curency option contracts (GBP/USD)	–	GBP 6,000
Interest rate swap options	–	Rs. 2,500,000

The foreign forward exchange contracts mature between one to seven months and the options mature between 4 months to 3 years.

15. Research and development arrangement

The Company also undertakes research and development activities through the Research Foundation, a special purpose entity organized as a trust to avail certain tax benefits under the Indian Income Tax Rules. The Research Foundation currently conducts research and development activities primarily for the Company. The operations of the Research Foundation are funded by the Company and as a result this entity has been consolidated in the financial statements.

On February 27, 1997, the Company entered into a formal research and development arrangement with the Research Foundation whereby the Research Foundation will undertake for the Company, basic and applied research in the fields of diabetes, obesity and dypslipidemia (Specified Research). The cost of Specified Research will be funded by the Company. At present the Research Foundation does not undertake any other research for any other entity. The Company will have the first right to use the intellectual property rights relating to patents, copyrights, trademarks and know-how discovered or developed by the Research Foundation during the term of and as a result of work funded by the Company on the Specified Research.

16. Borrowings from banks

The Company has a line of credit of Rs. 3,735,000 and Rs. 3,234,000 as at March 31, 2003 and 2004, from its bankers for working capital requirements. The line of credit is renewable annually. The credit bears interest at the prime rate of the banks, which averaged 10.5% and 10.5% during the years ended March 31, 2003 and 2004 respectively. The facilities are secured by inventories, accounts receivable and certain property and contain financial covenants and restrictions on indebtedness.

17. Long-term debt

Long-term debt consists of the following:

	As at March 31	
	2003	2004
Rupee term loans	Rs. 48,057	Rs. 36,985
Loan notes	136,653	146,738
	184,710	183,723
Less: Current portion	(143,801)	(152,658)
Non-current portion	**Rs. 40,909**	**Rs. 31,065**

Long-term debts other than loan notes are secured by a charge over the property, plant and equipment of the Company and contain financial covenants and restrictions on indebtedness.

An interest rate profile of long-term debt is given below:

	For the year ended March 31		
	2002	2003	2004
Foreign currency loans	–	4 %	4 %
Rupee term loans	2.0% to 14.0%	2.0% to 12.0%	2%

A maturity profile of other long-term debt outstanding is as follows:

Maturing in the year ending March 31:

2005	Rs. 5,920
2006	5,920
2007	5,920
2008	5,920
2009	5,920
Thereafter	7,385
	Rs. 36,985

The estimated fair value amounts of rupee term loans amounts to Rs. 33,008 and Rs. 26,138 as at March 31, 2003 and 2004 respectively.

18. Shareholders equity

Equity shares and dividend

The Company presently has only one class of equity shares. For all matters submitted to vote in the shareholders meeting, every holder of equity shares, as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held.

Indian statutes mandate that the dividends shall be declared out of the distributable profits only after the transfer of up to 10% of net income computed in accordance with current regulations to a general reserve. Should the Company declare and pay dividends, such dividends will be paid in Indian rupees to each holder of equity shares in proportion to the number of shares held by him to the total equity shares outstanding as on that date. Indian statutes on foreign exchange govern the remittance of dividend outside India.

In the event of liquidation of the affairs of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company, after such discharge, shall be distributed to the holders of equity shares in proportion to the number of shares held by them.

Dividends on common stock are recorded as a liability at the point of their approval by the shareholders in the annual general meeting. The shareholders approved and the Company paid dividends of Rs. 561,676, Rs. 191,290 and Rs. 431,598 during the years ended March 31, 2002, 2003 and 2004 respectively. The dividend per share was Rs. 7.00, Rs. 2.50 and Rs. 5.00 during the years ended March 31, 2002, 2003 and 2004 respectively.

Public Offering in the United States of America

On April 11, 2001, the Company made a public offering of its American Depositary Shares (ADSs) to international investors.The offering consisted of 13,225,000 ADSs representing 13,225,000 equity shares (adjusted for share split), at an offering price of US$ 10.04 per ADS amounting to Rs. 5,782,725, net of expenses. The equity shares represented by the ADS carry equivalent rights with respect to voting and dividends as the other equity shares. As a part of this offering, 8,602,152 equity shares of Rs. 5 each allotted and outstanding against Global Depository Receipts issued and outstanding have also been converted to American Depository Shares.

Share split

In September 2001, the shareholders of the Company, approved a two-for-one share split with an effective date of October 25, 2001. All references in the consolidated financial statements to number of shares and per share amounts of the Company's equity shares have been retroactively restated to reflect the increased number of equity shares outstanding as a result of the share split.

Cheminor Employee Welfare Trust

During the year ended March 31, 1997, the Company established a controlled trust called the Cheminor Employee Welfare Trust (Welfare Trust). Under this plan, the Welfare Trust would purchase shares of the Company out of funds borrowed from the Company and would grant these shares to eligible employees. The Welfare Trust has, in the aggregate, purchased 41,400 shares of the Company at a cost of Rs. 4,882. However, no shares have been granted to the employees. The shares held by the Welfare Trust are reported as a reduction from stockholders' equity.

19. Deferred revenue

The Company had entered into a licensing arrangement with Novo Nordisk A/S in February 1997, whereby the Company has licenced two molecules for further development and conducting clinical trials. Under the arrangement, the Company would receive non-refundable upfront license fee on signing of the agreement and non-refundable payments on achievement of defined milestones. As at March 31, 2002, the Company had unamortised non-refundable upfront licence fee of Rs. 52,832. On July 22, 2002, Novo Nordisk announced that it had suspended clinical trials with respect to one of the compounds due to unsatisfactory results from the trials. However, in respect of the other compound, the trials are progressing. As the upfront payment is a composite amount received for both the compounds and as the fair value for each compound cannot be determined, the entire amount is being deferred and would be amortised over the remaining milestone amounts to be received from the development of the other compound.

In addition, on September 30, 2001 the Company has, in terms of an agreement entered into with Novartis Pharma AG (Novartis), agreed to provide Novartis with an exclusive license to develop, promote, distribute, market and sell certain products to be further developed into drugs for the treatment of specified diseases. Pursuant to the terms of the agreement, the Company has, during the year ended March 31, 2002, received Rs. 235,550 (US$ 5 million) as an up-front license fee. As the up-front license fee did not represent the culmination of a separate earning process, the up-front license fee has been deferred and will be recognised in accordance with its accounting policy proportionately upon the receipt of stated milestones. In June 2002, Novartis decided to discontinue further development of the compound but continued its collaboration with the Company for an additional dual acting insulin sensitiser compound (the backup compound). Under the terms of the agreement, Novartis has the rights for the backup compound, which the Company is in the process of developing. As the agreement is not discontinued, the deferred revenue has not been recognised as revenue.

20. Employee stock incentive plans

Dr. Reddy's Employees Stock Option Plan 2002 (the "DRL 2002 Plan"):

The Company instituted the DRL 2002 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on September 24, 2001. The DRL 2002 Plan covers all employees of DRL and employees of all its subsidiaries. Under the DRL 2002 Plan, the Compensation Committee of the Board ('the Committee') shall administer the DRL 2002 Plan and grant stock options to eligible employees of the Company and its subsidiaries. The Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of the grant.

The DRL 2002 Plan further provides that in no case shall the per share exercise price of an option be less than the fair market value on the date of grant. The fair market value of a share on each grant date is defined as the weighted average closing price for 30 days prior to the grant, in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Committee may, after getting the approval of the shareholders in the Annual General Meeting, grant options with a per share exercise price less than the fair market value.

Stock option activity under the DRL 2002 Plan is as follows:

	For the year ended March 31, 2003			
	Shares arising out of options	Range of exercise prices	Weighted-average exercise price	Weighted-average remaining contractual life (months)
Outstanding at the beginning of the period	124,500	Rs. 977.30	Rs. 977.30	47
Granted during the period	433,945	884–1,063.02	1,001.76	75
Forfeited during the period	(14,574)	884–1,063.02	1,001.76	–
Exercised during the period	–	–	–	–
Outstanding at the end of the period	543,871	884–1063.02	995.42	56
Exercisable at the end of the period	69,500	Rs. 977.30	Rs. 977.30	47

	For the year ended March 31, 2004			
	Shares arising out of options	Range of exercise prices	Weighted-average exercise price	Weighted-average remaining contractual life (months)
Outstanding at the beginning of the period	543,871	Rs. 884–1,063.02	Rs. 995.42	56
Granted during the period	423,300	883–1,396	934.44	62
Forfeited during the period	(53,132)	883–1,063.02	962.54	–
Exercised during the period	(3,001)	911–1,063.02	1,013.12	–
Outstanding at the end of the period	911,038	883–1,396	968.95	66
Exercisable at the end of the period	315,068	Rs. 884–1,063.02	Rs. 976.15	45

The weighted average grant date fair value for options granted under the DRL 2002 Plan during the year ended March 31, 2003 and March 31, 2004 was Rs. 404.5 and Rs. 410.50.

Reddy US Equity Ownership Plan 2000:

In the fiscal year 2001, Reddy US Therapeutics Inc ("Reddy US"), a consolidated subsidiary, adopted the Reddy US Therapeutics Inc. 2000 Equity Ownership Plan (the "US Plan") to provide for issuance of stock options to its employees and certain related non-employees. When the US Plan was established, Reddy US reserved 500,000 shares of its common stock for issuance under the plan. Under the US Plan, stock options were granted at a price per share not less than the fair market value of the underlying equity shares on the date of grant. The options were to vest over a period of 4 years from the date of the grant with 25% of the options vesting at the end of each year.

In September 2003, the Company accelerated the vesting period of the options. As a result, all of the options were vested and exercised by employees.

Stock option activity under the US Plan is as follows:

	For the year ended March 31, 2003			
	Shares arising out of options	Range of exercise prices	Weighted-average exercise price	Weighted–average remaining contractual life (months)
Outstanding at the beginning of the period	293,500	US$ 0.18	US$ 0.18	83
Granted during the period	–	–	–	–
Forfeited during the period	–	–	–	–
Exercised during the period	–	–	–	–
Outstanding at the end of the period	293,500	0.18	0.18	71
Exercisable at the end of the period	153,685	US$ 0.18	US$ 0.18	–

	For the year ended March 31, 2004			
	Shares arising out of options	Range of exercise prices	Weighted-average exercise price	Weighted–average remaining contractual life (months)
Outstanding at the beginning of the period	293,500	US$ 0.18	US$ 0.18	71
Granted during the period	–	–	–	–
Forfeited during the period	(2,000)	0.18	0.18	–
Exercised during the period	291,500	0.18	0.18	–
Outstanding at the end of the period	–	–	–	–

Further, the Company during the year ended March 31, 2004, accelerated the vesting period of the options issued under the RUSTI Plan, 2000. As a result, all of the RUSTI options were vested and exercised by employees. Contemporaneous with the acceleration, the Company granted a put option to the employees to swap the RUSTI shares arising out of this acceleration with ADS of the Company at an agreed ratio of 7 ADS to every 100 outstanding RUSTI shares. All the RUSTI option holders exercised this put option, which resulted in the Company issuing 20,405 ADS in exchange for all of the outstanding shares of RUSTI. The transaction was consummated on December 2, 2003 by issuing the treasury stock acquired during the period. The Company has evaluated this transaction and has applied the same model described in FASB Interpretation No. 44 and EITF Issue No. 00–23, "Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44", and has determined the award as a liability. Consequently an amount of Rs. 25,553 has been accounted as compensation cost. Further, an amount of Rs. 155, representing the unrecognized compensation cost, was recognized as a result of this acceleration.

Aurigene Discovery Technologies Limited, Employee Stock Option Plan:

During the year ended March 31, 2004, Aurigene Discovery Technologies Limited ("Aurigene"), a consolidated subsidiary, adopted the Aurigene Discovery Technologies Limited Employee Stock Option Plan (the "Aurigene Employee Plan") to provide for issuance of stock options to employees. Aurigene has reserved 4,550,000 of its ordinary shares for issuance under this plan. Under the Aurigene Employee Plan, stock options may be granted at a price per share as may be determined by the Compensation Committee. The options vest at the end of three years from the date of grant of option.

Stock option activity under the Aurigene Employee Plan was as follows:

	For the year ended March 31, 2004			
	Shares arising out of options	Range of exercise prices	Weighted-average exercise price	Weighted–average remaining contractual life (months)
Outstanding at the beginning of the period	–	–	–	–
Granted during the period	200,000	Rs. 10	Rs. 10	65
Forfeited during the period	(30,812)	10	10	–
Outstanding at the end of the period	169,188	Rs. 10	Rs. 10	65
Exercisable at the end of the period	–	–	–	–

The weighted average grant date fair value for options granted under the Aurigene Employee Plan during the year ended March 31, 2004 is Rs. 4.82.

Aurigene Discovery Technologies Limited, Management Group Stock Grant Plan:

During the year ended March 31, 2004, Aurigene adopted the Aurigene Discovery Technologies Limited Management Group Stock Grant Plan (the "Aurigene Management Plan") to provide for issuance of stock options to management employees of Aurigene and its subsidiary Aurigene Discovery Technologies Inc. Aurigene has reserved 2,950,000 of its ordinary shares for issuance under this plan. Under the Aurigene Management Plan, stock options may be granted at a price per share as may be determined by the Compensation Committee. The options vest on the date of grant of the options.

Stock option activity under the Aurigene Management Plan was as follows:

	For the year ended March 31, 2004			
	Shares arising out of options	Range of exercise prices	Weighted-average exercise price	Weighted–average remaining contractual life (months)
Outstanding at the beginning of the period	–	–	–	–
Granted during the period	783,333	Rs. 10	Rs. 10	77
Forfeited during the period	(166,667)	10	10	–
Outstanding at the end of the period	616,666	Rs. 10	Rs. 10	77
Exercisable at the end of the period	616,666	Rs. 10	Rs. 10	77

The weighted average grant date fair value for options granted under the Aurigene Management Plan during the year ended March 31, 2004 is Rs. 4.25.

21. Allowances for sales returns

Product sales are net of allowances for sales returns. The activity in the allowance for sales returns is given below:

	For the year ended March 31		
	2002	2003	2004
Balance at the beginning of the year	Rs. 104,497	Rs. 84,897	Rs. 89,026
Additional provision	92,130	193,229	169,511
Sales returns charged to the provision	(111,730)	(189,100)	(158,618)
Balance at the end of the year	**Rs. 84,897**	**Rs. 89,026**	**Rs. 99,919**

22. Other (expense)/income, net

Other (expense)/income consists of the following:

	For the year ended March 31		
	2002	2003	2004
Interest expense, net of capitalized interest	Rs. (4,866)	Rs. (6,678)	Rs. (14,970)
Interest income	104,103	342,548	421,763
Income from redemption of mutual funds	19,420	6,284	24,786
Loss on sale of subsidiary interest	–	–	(58,473)
Other	35,823	340,970	131,085
	Rs. 154,480	**Rs. 683,124**	**Rs. 504,191**

Interest cost of Rs. 25,597, Rs.Nil and Rs.Nil has been capitalized during the years ended March 31, 2002, 2003 and 2004 respectively.

23. Shipping costs

Selling, general and administrative expenses include shipping and handling costs of Rs. 327,903, Rs. 428,992 and Rs. 557,969 for the years ended March 31, 2002, 2003 and 2004 respectively.

24. Income taxes

Income taxes consist of the following:

	For the year ended March 31		
	2002	2003	2004
Pre-tax income			
Domestic	Rs. 4,923,613	Rs. 4,233,292	Rs. 3,021,098
Foreign	158,865	(424,621)	(481,060)
	5,082,478	3,808,671	2,540,038
Income tax benefit/(expense) attributable to continuing operations:			
Current taxes:			
Domestic	Rs. (395,674)	Rs. (402,225)	Rs. (202,364)
Foreign	(26,759)	4,710	(1,752)
	(422,433)	(397,515)	(204,116)
Deferred taxes:			
Domestic	301,830	(44,828)	20,126
Foreign	(33,241)	44,281	114,741
	268,589	(547)	134,867
	Rs. (153,844)	Rs. (398,062)	Rs. (69,249)
Deferred tax benefit/(expense) attributable to other comprehensive Income.	**Rs. 71**	**Rs. (7)**	**Rs. (3,873)**

The reported income tax expense differed from amounts computed by applying the enacted tax rates to income / (loss) before income taxes as a result of the following:

	For the year ended March 31		
	2002	2003	2004
Income/(loss) before income taxes and minority interest	Rs. 5,082,478	Rs. 3,808,671	Rs. 2,540,038
Enacted tax rate in India	35.7%	36.75%	35.875%
Computed expected tax benefit/(expense)	Rs. (1,814,445)	Rs. (1,399,687)	Rs. (911,239)
Effect of:			
Differences between Indian and foreign tax rates	(1,541)	379	(2,325)
Amortization of goodwill	(56,947)	–	–
Valuation allowance	(39,942)	(136,499)	(149,805)
Expenses not deductible for tax purposes	(562)	(58,159)	(39,149)
ESOP cost not deductible for tax purpose	(2,574)	(47,218)	(43,831)
Income exempt from income taxes	1,582,317	1,054,642	856,317
Foreign exchange (loss)/gains	15,450	32,433	64,008
Incremental deduction allowed for research and development expenses	111,054	203,439	172,259
Indexation of capital assets	950	1,091	907
Tax rate change	63,913	(12,656)	12,111
Others	(11,517)	(35,827)	(28,502)
Income tax benefit/(expense)	**Rs. (153,844)**	**Rs. (398,062)**	**Rs. (69,249)**

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities and a description of the items that create these differences is given below:

	As at March 31	
	2003	2004
Deferred tax assets:		
Inventory	Rs. 140,948	Rs. 112,115
Deferred revenue	112,683	112,683
Accounts payable	49,225	43,673
Accounts receivable	–	8,427
Investment in affiliate	54,028	90,244
Operating loss carry-forward	215,494	421,541
Expenses deferred for tax purposes		
Research and development expenses	52,250	51,006
Employee costs	44,504	45,138
Legal costs	156,816	135,036
Start-up costs	41,778	41,482
Others	6,995	14,730
Other current liabilities	47,006	115,026
	921,727	1,191,101
Less: Valuation allowance	(398,966)	(525,961)
Deferred tax assets	522,761	665,140
Deferred tax liabilities:		
Property, plant and equipment	(651,381)	(716,329)
Intangible assets	(311,009)	(214,545)
Investment securities	(10,187)	(13,817)
Acccunts receivable	(12,432)	–
Others	(71,516)	(139,787)
Deferred tax liabilities	(1,056,525)	(1,084,478)
Net deferred tax assets/(liabilities)	**Rs. (533,764)**	**Rs. (419,338)**

In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of the projected future taxable income, and tax planning strategy in making this assessment. Based on the level of historical taxable income and projections for future taxable incomes over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not the Company will realize the benefits of those deductible differences, net of the existing valuation allowances. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

Operating loss carry forwarded comprises business losses and unabsorbed depreciation. The period for which such losses can be carried forward differs from eight years to indefinite.

The Company has during the year, set up a full valuation allowance against the deferred tax asset on account of tax effect of operating losses carry forward and other net deferred tax assets of AMPNH, RPI, Antilles, RNBV, RPS, RCSA, RBL and DRSA amounting to Rs. 19,898 as the management based on future profit projections believes that the likely hood of not realising these deferred tax assets is more likely than not. Valuation allowance is net of reversal of Rs. 22,810 on account of disinvestments of 51% stake in Compact electric limited (Refer note 12).

Valuation allowance has been created with regard to operating losses and other net deferred tax assets arising out of Reddy US, ADTL and ADTI amounting to Rs. 129,907 as these companies specialise in research activities and the company believes that the likelihood of not realizing these deferred tax assets is more likely than not.

Income exempt from tax represents export earnings exempt for tax purposes and earnings derived from units set up in backward areas for which the Company is eligible for tax concessions under the local laws.

Incremental deduction allowed for research and development expenses represents tax incentive provided by the Government of India for carrying out such activities.

As at March 31, 2004 the Company had operating loss carry-forward of Rs. 1,262,406 that expires as follows:

Expiring in the year ending March 31	Rs.
2005	–
2006	–
2007	21,257
2008	211,533
2009	11,738
Thereafter (2010-2022)	265,390
Thereafter (indefinite)	752,488
	Rs. 1,262,406

Undistributed earnings of the Company's foreign subsidiaries and deferred tax liability on the same amounted to approximately Rs. 255,979, Rs. 235,515, Rs. 245,906 and Rs. 91,385, Rs. 86,552, Rs. 88,219 as at March 31, 2002, 2003 and 2004 respectively. Such earnings are considered to be indefinitely reinvested and, accordingly no provision for income taxes has been recorded on the undistributed earnings.

25. Employee benefit plans

Gratuity benefits: In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, an amount based on the respective employee's last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established Dr. Reddy's Laboratories Gratuity Fund (the Gratuity Fund). Liabilities with regard to the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. The amounts contributed to the Gratuity Fund are invested in specific securities as mandated by law and generally consist of federal and state government bonds and the debt instruments of government-owned corporations.

In respect of certain other employees of the Company, the gratuity benefit is provided through annual contribution to a fund managed by the Life Insurance Corporation of India (LIC). Under this scheme, the settlement obligation remains with the Company, although the LIC administers the fund and determines the contribution premium required to be paid by the Company.

The following table sets out the funded status of the Gratuity Plan and the amounts recognized in the Company's financial statements:

	As at March 31	
	2003	2004
Change in the benefit obligations		
Projected Benefit Obligations (PBO) at the beginning of the year	Rs. 84,434	Rs. 113,294
Service cost	11,494	16,061
Interest cost	8,368	8,992
Actuarial (gain)/loss	15,398	24,313
Benefits paid	(6,400)	(15,351)
PBO at the end of the year	Rs. 113,294	Rs. 147,309
Change in plan assets		
Fair value of plan assets at the beginning of the year	Rs. 63,195	Rs. 91,482
Actual return on plan assets	12,726	42,681
Employer contributions	21,961	12,127
Benefits paid	(6,400)	(15,351)
Plan assets at the end of the year	Rs. 91,482	Rs. 130,939
Funded status	Rs. (21,812)	Rs. (16,370)
Unrecognized actuarial loss	32,087	21,469
Unrecognized transitional obligation	13,687	12,916
Net amount recognized	**Rs. 23,962**	**Rs. 18,015**

Amounts recognised in the statement of financial position consist of:

	For the year ended March 31	
	2003	2004
Prepaid benefit cost	Rs. 27,009	Rs. 21,591
Accrued Benefit Liability	(3,047)	(3,576)
Net amount recognised	**Rs. 23,962**	**Rs. 18,015**

The accumulated benefit obligation for the Gratuity Plan was Rs. 43,596 and Rs. 54,358 as at March 31, 2003 and 2004 respectively.

Components of Net Periodic Benefit Cost:

	For the year ended March 31		
	2002	2003	2004
Service Cost	Rs. 10,329	Rs. 11,494	Rs. 16,061
Interest Cost	7,674	8,368	8,992
Expected return on plan assets	(4,090)	(6,885)	(8,831)
Amortization of transition obligation/(assets)	1,004	770	770
Recognised net actuarial (gain)/loss	–	637	881
Net amount recognised	**Rs. 14,917**	**Rs. 14,385**	**Rs. 17,873**

Summary of the Actuarial Assumptions: The actuarial assumptions used in accounting for the Gratuity Plan are:

Weighted-average assumptions used to determine benefit obligations:

	As at March 31	
	2003	2004
Discount Rate	8.0%	7.0%
Rate of compensation increase	7.0%	7.0%

Weighted-average assumptions used to determine net periodic benefit cost:

	For the year ended March 31	
	2003	2004
Discount Rate	8.0	8.0%
Rate of compensation increase	7.0%	12% for first year & 7% thereafter
Expected long-term return on plan assets	8.0%	8.0%

The expected long-term return on plan assets is based on the expectation of the average long-term rate of return expected to prevail over the next 15 to 20 years on the types of investments prescribed as per the statutory pattern of investment.

Plan Assets: The Company's gratuity plan weighted-average asset allocations at March 31, 2003 and 2004, by asset category are as follows:

	For the year ended March 31	
	2003	2004
Debt	100%	100%

Cash Flows:

Contributions: The Company expects to contribute Rs. 20,016 to its gratuity plan during the year ended March 31, 2005.

Estimated Future Benefit Payments: The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	For the year ended March 31
2005	Rs. 2,715
2006	2,894
2007	3,352
2008	5,036
2009	5,967
2010 to 2014	46,454

Superannuation benefits: Apart from being covered under the Gratuity Plan described above, the senior officers of the Company also participate in a superannuation, a defined contribution plan administered by the LIC. The Company makes annual contributions based on a specified percentage of each covered employee's salary. The Company has no further obligations under the plan beyond its annual contributions. The Company contributed Rs. 11,095, Rs. 19,395 and Rs. 24,192 to the superannuation plan during the years ended March 31, 2002, 2003 and 2004 respectively.

Provident fund benefits: In addition to the above benefits, all employees receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to the plan each equal to 12% of the covered employee's salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed Rs. 43,376, Rs. 47,455 and Rs. 58,685 to the provident fund plan during the years ended March 31, 2002, 2003 and 2004 respectively.

26. Related party transactions

The Company has entered into transactions with the following related parties:

- Diana Hotels Limited for availing hotel services;
- AR Chlorides for availing processing services of raw materials and intermediates;
- Dr. Reddy's Holdings Limited for purchase and sale of active pharmaceutical ingredients and intermediates;
- Madras Diabetes Research Foundation for undertaking research on our behalf;
- Dr. Reddy's Heritage Foundation for purchase of services;
- SR Enterprises for transportation services; and
- Manava Seva Dharma Samvardhani Trust for social contribution to which the Company has made contribution.

The directors of the Company have either a significant ownership interest, controlling interest or exercise significant influence over these entities ("significant interest entities"). The Company has also entered into transactions with employees, directors of the Company and their relatives.

- One of the Company's executives and general counsel, hired on July 15, 2002, is a partner of a law firm that the Company engages for legal services. Legal fees paid by the Company to the concerned law firm were Rs.Nil, Rs. 373,563 and Rs. 423,137 during the years ended March 31, 2002, 2003 and 2004 respectively.

The following is a summary of significant related party transactions:

	For the year ended March 31		
	2002	2003	2004
Purchases from:			
Significant interest entities	Rs. 20,335	Rs. 50,943	Rs. 59,889
Affiliate	–	–	107,801
Sales to:			
Significant interest entities	525	763	1,185
Administrative expenses paid to:			
Significant interest entities	11,400	7,749	4,793
Directors and their relatives	14,671	16,807	16,891

The Company has the following amounts due from related parties:

	As at March 31	
	2003	2004
Directors and their relatives	Rs. 3,680	Rs. 3,680
Employee loans	63,230	39,776
	Rs. 66,910	**Rs. 43,456**

The Company has the following amounts due to related parties:

	As at March 31	
	2003	2004
Significant interest entities	Rs. 4,388	Rs. 14,009
Affiliate	–	12,410
Interest free deposit from affiliate	–	53,000
Payable towards legal fees	76,054	121,751
	Rs. 80,442	**Rs. 201,170**

As at March 31, 2004, the required repayments of employee loans are given below:

Repayable in the year ending March 31:

2005	Rs. 22,437
2006	9,869
2007	5,417
2008	1,681
2009	291
Thereafter	81
	Rs. 39,776

27. **Commitments and Contingencies**

Capital Commitments: As at March 31, 2003 and 2004, the Company had committed to spend approximately Rs. 356,827 and Rs. 418,025 respectively, under agreements to purchase property and equipment. The amount is net of capital advances paid in respect of such purchases.

Guarantees: The Company adopted the provisions of FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others. The Interpretation requires that the Company recognize the fair value of guarantee and indemnification arrangements issued or modified by the Company after December 31, 2002, if these arrangements are within the scope of that Interpretation. In addition, under previously existing generally accepted accounting principles, the Company continues to monitor the conditions that are subject to the guarantees and indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses under the guarantees and indemnifications when those losses are estimable.

The Company has entered into a guarantee arrangement, which arose in transactions related to enhancing the credit standing and borrowings of its affiliate Pathnet.

Pathnet, an equity investee accounted for by the equity method, secured a financial assistance of Rs. 250 million from ICICI Bank Ltd (ICICI Bank). To enhance the credit standing of Pathnet, on 14 December 2001 the Company issued a corporate guarantee amounting to Rs. 122.5 million in favour of ICICI Bank. The guarantee will expire in May 2008 and the liability of the Company may arise in case of non-payment or non-performance of other obligations of Pathnet under its facilities agreements with ICICI Bank.

As at March 31, 2004, it is not probable that the Company will be required to make payments under the guarantee. Thus, no liability has been accrued for a loss related to the Company's obligation under this guarantee arrangement.

Litigations / Contingencies: The Company manufactures and distributes Norfloxacin, a formulations product. Under the Drugs (Prices Control) Order (DPCO), the Government of India (GOI) has the authority to designate a pharmaceutical product as a 'specified product' and fix the maximum selling price for such product. In 1995, the GOI notified Norfloxacin as a 'specified product' and fixed the maximum selling price. The Company has filed a legal suit against the notification on the grounds that the rules of the DPCO were not complied with. The matter is currently under litigation in the Andhra Pradesh High Court (the High Court). The High Court had earlier granted an interim order in favour of the Company. In April, 2004, the Hon'ble High Court of Andhra Pradesh has issued an order dismissing the appeal of the Company. Hence, the Company has provided an amount of Rs. 183,605 during the current year. However the Hon'ble High Court of Andhra Pradesh, Hyderabad has given an oppurtunity to Company to seek a review of the order. Hence Company has filed a review petition in same court requesting for review of the order passed. This matter is pending in the High Court. Accordingly, the Company continues to sell Norfloxacin at prices in excess of the maximum selling price fixed by the GOI.

In the event that the Company is unsuccessful in the litigation, it will be required to pay penalties or interest, the amounts of which are not readily ascertainable.

During the year ended March 31, 2003, the Central Excise Authorities of India (the "Authorities") issued a demand notice on one of the Company's vendors with regard to the assessable value of its product supplied to the Company. The Company has been named as a co-defendant in the notice. The Authorities have demanded payment of Rs. 175,718 from the vendor including a penalty of Rs. 90,359. The Authorities, through the same notice, have issued a penalty claim of Rs. 70,000 against the company. The Company has filed an appeal against this notice with the appellate authorities. Pending resolution of this appeal, the ultimate liability of the Company is not ascertainable.

The Indian Council for Environmental Legal Action filed a writ in 1989 under article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas at Medak district of Andhra Pradesh. The Company also has been named in the list of polluting industries.

In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers' agricultural land. The compensation was fixed at Rs. 1.3 per acre for dry land and Rs. 1.7 per acre for wet land over the following three years. Accordingly, the Company has paid a total compensation of Rs. 2,013. The matter is still pending in the courts and the possibility of additional liability is remote. The Company would not be able to recover the compensation paid, even if the decision of the court is in its favour.

Additionally, the Company is also involved in other lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. However, there are no such matters pending that the Company expects to be material in relation to its business.

28. Segment reporting and related information

a) *Segment information*

The Chief Operating Decision Maker (CODM) evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by product segments. The product segments and the respective performance indicators reviewed by the CODM are as follows:

- Formulations — Revenues by therapeutic product category;
- Active pharmaceutical ingredients and intermediates — Gross profit, revenues by geography and revenues by key products;
- Generics — Gross profit;
- Diagnostics, critical care and biotechnology — Net income; and
- Drug discovery — Revenues and expenses.

The CODM of the Company does not review the total assets for each reportable segment. The property and equipment used in the Company's business, depreciation and amortization expenses, are not fully identifiable with/allocable to individual reportable segments, as certain assets are used interchangeably between segments. The other assets are not specifically allocable to the reportable segments. Consequently, management believes that it is not practicable to provide segment disclosures relating to total assets since allocation among the various reportable segments is not possible.

Formulations

Formulations, also referred to as finished dosages, consist of finished pharmaceutical products ready for consumption by the patient. An analysis of revenues by therapeutic category of the formulations segment is given below:

	For the year ended March 31		
	2002	2003	2004
Gastro-intestinal	Rs. 1,210,185	Rs. 1,346,000	Rs. 1,568,245
Cardio-vasculars	1,181,526	1,290,164	1,388,700
Anti-infectives	992,079	1,086,577	1,107,672
Pain control	1,030,527	1,207,619	1,343,580
Nutrients	424,125	551,835	436,960
Others	1,226,073	1,321,349	1,668,781
	6,064,515	6,803,544	7,513,938
Intersegment revenues[1]	191,036	88,786	19,519
Adjustments[2]	(220,332)	(31,963)	(25,979)
Total revenues	Rs. 6,035,219	Rs. 6,860,367	Rs. 7,507,478
Cost of revenues	Rs. 1,907,603	Rs. 2,373,693	Rs. 2,459,768
Intersegment cost of revenues[3]	304,598	310,586	211,182
Adjustments[2]	(45,283)	(224,092)	(84,424)
	Rs. 2,166,918	Rs. 2,460,187	Rs. 2,586,526
Gross profit	Rs. 4,043,350	4,208,051	Rs. 4,862,507
Adjustments[2]	(175,049)	192,129	58,445
	Rs. 3,868,301	**Rs. 4,400,180**	**Rs. 4,920,952**

(1) Intersegment revenues is comprised of transfers to the active pharmaceutical ingredients and intermediates segment and is accounted for at cost to the transferring segment.

(2) The adjustments represent reconciling items to conform the segment information to US GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and other adjustments.

(3) Intersegment cost of revenues is comprised of transfers from the active pharmaceutical ingredients and intermediates segment to formulations and is accounted for at cost to the transferring segment.

Active pharmaceutical ingredients and intermediates

Active pharmaceutical ingredients and intermediates, also known as active pharmaceutical products or bulk drugs, are the principal ingredients for formulations. Active pharmaceutical ingredients and intermediates become formulations when the dosage is fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients.

An analysis of gross profit for the segment is given below.

	For the year ended March 31		
	2002	2003	2004
Revenues from external customers	Rs. 5,060,369	Rs. 5,562,731	Rs. 6,973,891
Intersegment revenues[1]	479,960	590,216	602,060
Adjustments[2]	(303,169)	187,774	52,552
Total revenues	Rs. 5,237,160	Rs. 6,340,721	Rs. 7,628,503
Cost of revenues	Rs. 3,403,909	Rs. 3,597,650	Rs. 4,666,757
Intersegment cost of revenues	191,036	88,786	19,519
Adjustments[2]	272,570	252,226	416,082
	Rs. 3,867,515	Rs. 3,938,662	Rs. 5,102,358
Gross profit	Rs. 1,945,384	Rs. 2,466,511	Rs. 2,889,675
Adjustments[2]	(575,739)	(64,452)	(363,530)
	Rs. 1,369,645	**Rs. 2,402,059**	**Rs. 2,526,145**

(1) Intersegment revenues is comprised of transfers to formulations, generics & custom chemical synthesis and are accounted for at cost to the transferring segment.

(2) The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and other adjustments.

An analysis of revenue by geography is given below.

	For the year ended March 31		
	2002	2003	2004
North America	Rs. 1,559,810	Rs. 2,397,663	Rs. 1,902,922
India	1,715,013	1,668,773	2,160,297
Europe	404,543	465,965	1,626,890
Others	1,624,431	1,728,024	1,983,551
	5,303,797	6,260,425	7,673,660
Adjustments[1]	(66,637)	80,296	(45,157)
	Rs. 5,237,160	**Rs. 6,340,721**	**Rs. 7,628,503**

(1) The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and other adjustments.

An analysis of revenues by key products is given below:

	For the year ended March 31		
	2002	2003	2004
Ramipril	Rs. –	Rs. 53,078	Rs. 1,314,164
Ciprofloxacin Hydrochloride	690,511	773,177	959,773
Ranitidine Hydrochloride Form 1	282,415	475,557	457,449
Naproxen Sodium	285,199	400,774	437,339
Ibuprofen	383,936	455,792	394,634
Ranitidine Hydrochloride Form 2	216,818	221,737	253,996
Naproxen	107,071	160,058	233,835
Losartan Potassium	119,589	125,471	214,231
Atorvastatin	72,826	88,264	211,192
Sparfloxacin	358,566	175,816	197,055
Dextromethorphan Hydrobromide	238,156	190,425	182,775
Nizatidine	303,991	658,667	159,592
Enrofloxacin	175,669	139,857	125,487
Terbinafine Hydrochloride	68,914	94,027	124,923
Doxazosin Mesylate	116,629	181,448	117,878
Others	1,816,870	2,146,573	2,244,180
Total	**Rs. 5,237,160**	**Rs. 6,340,721**	**Rs. 7,628,503**

Generics

Generics are generic finished dosages with therapeutic equivalence to branded formulations. The Company entered the global generics market during the year ended March 31, 2001 with the export of Ranitidine 75mg and Oxaprozin to North America. An analysis of gross profit for the segment is given below.

	For the year ended March 31		
	2002	2003	2004
Revenues	Rs. 4,526,787	Rs. 4,284,192	Rs. 4,337,525
Less:			
Cost of revenues	308,241	809,079	989,125
Intersegment cost of revenues[1]	175,362	251,580	335,342
	483,603	1,060,659	1,324,467
Gross Profit	**Rs. 4,043,184**	**Rs. 3,223,533**	**Rs. 3,013,058**

(1) Intersegment cost of revenues is comprised of transfers from active pharmaceutical ingredients and intermediates to generics and are accounted for at cost to the transferring segment.

Diagnostics, critical care and biotechnology

Diagnostic pharmaceuticals and equipment and specialist products are produced and marketed by the Company primarily for anti-cancer and critical care. An analysis of net income for the diagnostics, critical care and biotechnology segment is given below:

	For the year ended March 31		
	2002	2003	2004
Revenues	Rs. 429,062	Rs. 428,179	Rs. 411,028
Cost of revenues	236,133	234,388	206,777
Intersegment cost of revenues[1]	–	–	197
Gross profit	192,929	193,791	204,054
Employee costs	32,070	55,954	67,575
Other selling, general and administrative expenses	188,850	165,725	94,996
Other (income)/expense, net	(4,016)	(152)	12,509
Net income/(loss)	**Rs. (23,975)**	**Rs. (27,736)**	**Rs. 28,974**

(1) Intersegment cost of revenues is comprised of transfers from active pharmaceutical ingredients and intermediates to diagnostics, critical care and biotechnology and are accounted for at cost to the transferring segment.

Drug discovery

The Company is involved in drug discovery through the research facilities located in United States and India and the Research Foundation. The Company commercializes drugs discovered with other products and also licenses these discoveries to other companies. An analysis of the revenues and expenses of the drug discovery segment is given below:

	For the year ended March 31		
	2002	2003	2004
Revenues	Rs. 107,775	Rs. –	Rs. –
Adjustments[1]	16,982	–	–
	124,757	–	–
Research and development expenses	**Rs. 394,807**	**Rs. 480,111**	**Rs. 729,434**

(1) The adjustments represent reconciling items to conform the segment information with U.S. GAAP. Such adjustments primarily relate to deferral of up-front non-refundable license fees.

a) *Reconciliation of segment information to entity total*

	For the year ended March 31					
	2002		2003		2004	
	Revenue	Gross profit	Revenue	Gross profit	Revenue	Gross profit
Formulations	Rs. 6,035,219	Rs. 3,868,301	Rs. 6,860,367	Rs. 4,400,180	Rs. 7,507,478	Rs. 4,920,952
Active pharmaceutical ingredients and intermediates	5,237,160	1,369,645	6,340,721	2,402,059	7,628,503	2,526,145
Generics	4,526,787	4,043,184	4,284,192	3,223,533	4,337,525	3,013,058
Diagnostics, critical care and biotechnology	429,062	192,929	428,179	193,791	411,028	204,054
Drug discovery	124,757	124,757	–	–	–	–
Others	269,697	154,908	156,353	2,676	196,715	70,923
	Rs. 16,622,682	**Rs. 9,753,724**	**Rs. 18,069,812**	**Rs. 10,222,239**	**Rs. 20,081,249**	**Rs. 10,735,132**

b) *Analysis of revenue by geography*

The Company's business is organized into five key geographic segments. Revenues are attributable to individual geographic segments based on the location of the customer.

	For the year ended March 31		
	2002	2003	2004
India	Rs. 6,052,055	Rs. 6,488,573	Rs. 7,143,798
North America	6,037,208	5,852,552	5,319,160
Russia and other countries of the former Soviet Union	1,626,837	2,107,861	2,285,838
Europe	781,027	1,401,008	2,788,648
Others	2,125,555	2,219,818	2,543,805
	Rs. 16,622,682	**Rs. 18,069,812**	**Rs. 20,081,249**

c) Analysis of property, plant and equipment by geography

Property, plant and equipment (net) attributed to individual geographic segments are given below:

	As at March 31		
	2002	2003	2004
India	Rs. 3,724,535	Rs. 4,577,973	Rs. 5,998,005
North America	35,790	106,093	156,981
Russia and other countries of the former Soviet Union	34,574	31,103	36,606
Europe	3,602	111,740	132,721
Others	611	3,571	6,822
	Rs. 3,799,112	**Rs. 4,830,480**	**Rs. 6,331,135**

Schedules to the Balance Sheet and Profit and Loss Account

Schedule 19: Notes to accounts

1. **Significant Accounting Policies**

a) *Basis of preparation*

The financial statements of Dr. Reddy's Laboratories Limited ("DRL" or "the Company") have been prepared and presented under the historical cost convention on the accrual basis of accounting in accordance with the accounting principles generally accepted in India ("GAAP") and comply with the mandatory Accounting Standards ("AS") issued by the Institute of Chartered Accountants of India to the extent applicable and with the relevant provisions of the Companies Act, 1956. The financial statements are presented in Indian rupees rounded off to the nearest thousands.

b) *Use of estimates*

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities on the date of the financial statements and reported amounts of revenues and expenses for the year. Actual results could differ from these estimates. Any revision to accounting estimates is recognised prospectively in the current and future periods.

c) *New accounting standards*

The Company has adopted AS 26 "Intangible Assets" issued by the Institute of Chartered Accountants of India, which is effective for the accounting periods commencing on or after 1 April 2003. The standard prescribes principles and procedures for the recognition, accounting and disclosures of intangible assets.

d) *Fixed assets and depreciation*

Fixed assets are carried at the cost of acquisition or construction less accumulated depreciation. The cost of fixed assets includes taxes, duties, freight and other incidental expenses related to the acquisition and installation of the respective assets. Borrowing costs directly attributable to acquisition or construction of those fixed assets which necessarily take a substantial period of time to get ready for their intended use are capitalised. The cost of fixed assets also includes the exchange differences arising in respect of foreign currency loans or other liabilities incurred for the purpose of their acquisition or construction.

Advances paid towards the acquisition of fixed assets outstanding at each balance sheet date and the cost of fixed assets not ready for their intended use before such date are disclosed under capital work-in-progress.

Depreciation on fixed assets is provided using the straight-line method based on the useful life of the assets as estimated by Management. Depreciation is calculated on a pro-rata basis from the date of installation till the date the assets are sold or disposed. Individual assets costing less than Rs. 5,000 are depreciated in full in the year of acquisition.

Management's estimates of the useful lives for various categories of fixed assets are given below:

	Years
Buildings	
– Factory and administrative buildings	30
– Ancillary structures	3 to 10
Plant and machinery	3 to 15
Electrical equipment	5 to 15
Laboratory equipment	5 to 15
Furniture, fixtures and office equipment (other than computer equipment)	4 to 8
Computer equipment	3
Vehicles	4 to 5
Library	2

e) *Intangible assets and amortisation*

Intangible assets are recorded at the consideration paid for acquisition. Intangible assets are amortised over their estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Company for its use. The management estimates the useful lives for the various intangible assets as follows:

	Years
Technical know-how	10
Non compete fees	10
Patents, Trademarks and designs (including marketing know-how)	6 to 10

f) *Investments*

Long-term investments are carried at cost less any other-than-temporary diminution in value, determined separately for each individual investment.

Current investments are carried at the lower of cost and fair value. The comparison of cost and fair value is done separately in respect of each category of investment.

g) *Inventories*

Inventories are valued at the lower of cost and net realisable value. Cost of inventories comprises all cost of purchase, cost of conversion and other costs incurred in bringing the inventories to their present location and condition.

The methods of determining cost of various categories of inventories are as follows:

Raw materials	First in first out (FIFO)
Stores and spares	Weighted average method
Work-in-process and finished goods (manufactured)	FIFO and an appropriate share of production overheads
Finished goods (traded)	Cost of purchase
Goods in transit	At landed cost

h) *Research and development*

Revenue expenditure on research and development is expensed as incurred. Capital expenditure incurred on research and development having alternate uses is capitalised as fixed assets and depreciated in accordance with the depreciation policy of the Company.

i) *Retirement benefits*

Contributions payable to an approved gratuity fund (a defined benefit plan), determined by an independent actuary at the Balance sheet date, are charged to the profit and loss account. Leave encashment cost which is a defined benefit, is accrued based on actuarial valuation at the balance sheet date, carried out by an independent actuary.

Contributions payable to the recognised provident fund and approved superannuation scheme, which are defined contribution schemes, are charged to the profit and loss account.

j) *Foreign currency transactions and balances*

Foreign currency transactions are recorded using the exchange rates prevailing on the dates of the respective transactions. Exchange differences arising on foreign currency transactions settled during the year are recognised in the profit and loss account except that exchange differences related to acquisition of fixed assets are adjusted in the carrying amount of the related fixed assets.

Monetary assets and liabilities denominated in foreign currencies as at the balance sheet date not covered by forward exchange contracts are translated at year-end rates. The resultant exchange differences (except those related to acquisition of fixed assets) are recognised in the profit and loss account.

Income and expenditure items at representative offices are translated at the respective monthly average rates. Monetary items at representative offices at the balance sheet date are translated using the year-end rates. Non-monetary assets are recorded at the rates prevailing on the date of the transaction.

The premium or discount on forward exchange contracts is recognised over the period of the contracts. The premium or discount in respect of forward exchange contracts related to acquisition of fixed assets is adjusted in the carrying amount of the related fixed assets. In respect of other contracts, it is recognised in the profit and loss account.

k) *Revenue recognition*

Revenue from sale of goods is recognised when significant risks and rewards in respect of ownership of products are transferred to customers. Revenue from domestic sales of formulation products is recognised on despatch of products to stockists by clearing and forwarding agents of the Company. Revenue from domestic sales of active pharmaceutical ingredients and intermediates is recognised on despatch of products from the factories of the Company. Revenue from export sales is recognised on shipment of products.

Revenue from product sales is stated exclusive of returns, sales tax and applicable trade discounts and allowances.

Service income is recognised as per the terms of contracts with customers when the related services are performed.

Dividend income is recognised when the unconditional right to receive the income is established. Income from interest on deposits, loans and interest bearing securities is recognised on the time proportionate method.

Export entitlements under the Duty Entitlement Pass Book ("DEPB") scheme are recognised in the profit and loss account when the right to receive credit as per the terms of the scheme is established in respect of the exports made and where there is no significant uncertainty regarding the ultimate collection of the relevant export proceeds.

l) Income-tax expense

Income tax expense comprises current tax and deferred tax charge or credit.

Current tax

The current charge for income taxes is calculated in accordance with the relevant tax regulations applicable to the Company.

Deferred tax

Deferred tax charge or credit reflects the tax effects of timing differences between accounting income and taxable income for the period. The deferred tax charge or credit and the corresponding deferred tax liabilities or assets are recognised using the tax rates that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets are recognised only to the extent there is reasonable certainty that the assets can be realised in future; however, where there is unabsorbed depreciation or carry forward of losses, deferred tax assets are recognised only if there is a virtual certainty of realisation of such assets. Deferred tax assets are reviewed as at each balance sheet date and is written-down or written-up to reflect the amount that is reasonably/virtually certain (as the case may be) to be realised.

The break-up of the major components of the deferred tax assets and liabilities as at balance sheet date has been arrived at after setting off deferred tax assets and liabilities where the Company has a legally enforceable right to set-off assets against liabilities and where such assets and liabilities relate to taxes on income levied by the same governing taxation laws.

m) Earnings per share

The basic earnings per share ("EPS") is computed by dividing the net profit after tax for the year by the weighted average number of equity shares outstanding during the year. For the purpose of calculating diluted earnings per share, net profit after tax for the year and the weighted average number of shares outstanding during the year are adjusted for the effects of all dilutive potential equity shares. The dilutive potential equity shares are deemed converted as of the beginning of the period, unless they have been issued at a later date. The diluted potential equity shares have been adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares).

n) Employee stock option schemes

In accordance with the Securities and Exchange Board of India guidelines, the excess of the market price of shares, at the date of grant of options under the Employee stock option schemes, over the exercise price is treated as employee compensation and amortised on a straight-line basis over the vesting period.

o) Contingencies

Loss contingencies arising from claims, litigation, assessments, fines, penalties etc. are provided for when it is probable that a liability may be incurred, and the amount can be reasonably estimated.

2. Amalgamation of Zenovus Biotech Limited with the company

The Hon'ble High Court of Andhra Pradesh on 25 March 2004 has approved the Arrangement as embodied in the Scheme of Amalgamation ("the Scheme") of the erstwhile Zenovus Biotech Limited ("Zenovous" / "the transferor company"), Company's wholly owned subsidiary, with Dr Reddy's Laboratories Limited ("the transferee company") with effect from 1 April 2003. Accordingly, the whole of the undertaking of the transferor company was transferred to and vested in the transferee Company as a going concern and the transferor company, without any further act was dissolved without winding up.

Zenovus was in the business of manufacturing and dealing in drugs and pharmaceuticals including bio-technology products.

The amalgamation has been accounted for under the Pooling of Interests method as required by AS 14. Accordingly, all the assets, liabilities and reserves of Zenovus as on 1 April 2003 have been recorded by the Company at their respective book values. There were no differences between the accounting policies of the Company and Zenovus and hence no adjustment has been necessitated pursuant to such amalgamation.

With effect from the 1 April 2003, all debts, liabilities, duties and obligations of Zenovus as on the close of the business on the date preceding 1 April 2003, whether or not provided for in the books of the transferor company and all liabilities which arise or accrue on or after the 1 April 2003 shall be deemed to be the debts, liabilities, duties and obligations of the transferee company. On 1 April 2003 Zenovous had accumulated losses of Rs. 2,520 thousands.

3. Sale of equity stake in Compact Electric Limited

On 6 February 2004, the Company sold 51% equity stake in Compact Electric Limited (Compact), a wholly owned subsidiary for a consideration of Rs. 29,400 thousands. The resulting loss of Rs. 57,300 thousands arising from this sale has been charged to profit and loss account.

As per the sale agreement, the Company has also agreed to sell its remaining 49% equity stake for Rs. 37,122 thousands and all of its 700,070 preference shares at an agreed consideration of Rs. 53,000 thousands. Accordingly, the carrying value of the Company's investment in Compact has been written down to Rs. 90,122 thousands, representing the agreed consideration against the remaining stake.

Pursuant to such sale the Company has relinquished control and now exercises significant influence over the operations of Compact through its remaining 49% equity stake. Accordingly, the remaining investment has been accounted as an investment in associate.

4. **Commitments and contingent liabilities**

	As at March 31	
		(Rs. thousands)
	2004	**2003**
(i) *Commitments/contingent liabilities:*		
(a) Guarantees issued by banks	100,061	62,823
(b) Guarantees issued by the Company on behalf of subsidiaries and associates	1,076,376	871,120
(c) Letters of credit outstanding	395,178	178,443
(d) Contingent consideration payable in respect of subsidiaries acquired	98,066	75,044
(ii) Claims against the Company not acknowledged as debts in respect of:		
(a) Demands for payments into the credit of the Drug Prices Equalisation Account under Drugs (Price Control) Order, 1979, which are contested by the Company in respect of its product "Norfloxacin". During the year, the Hon'ble High Court of Andhra Pradesh dismissed the appeal filed by the Company. The Company has filed a review petition in the same court. In the event the Company is unsuccessful, there could be penalties and interest, the amount of which cannot be ascertained at this stage.	–	162,375
(b) Income tax matters, pending decisions on various appeals made by the Company and by the Department	221,335	209,881
(c) Excise matters, under dispute	323,681	68,263
(d) Sales tax matters, under dispute	21,147	12,325
(e) Other matters, under dispute	31,018	26,781
(iii) Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances)	409,757	309,732
(iv) The Company is also involved in other lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. However, there are no such matters pending that the Company expects to be material in relation to its business.		

5. **Deferred taxation**

Deferred tax liability, net included in the balance sheet comprises the following:

	2004	2003
Deferred tax assets		
Sundry debtors	75,767	100,780
Investments	29,122	249
Long term capital loss	14,497	-
Provision for expenses	94,060	25,413
Others	7,270	18,120
	220,716	144,562
Deferred tax liability		
Excess of depreciation allowable under Income tax law over depreciation provided in accounts	643,298	568,030
Deferred tax liability, net	**422,582**	**423,468**

6. **Earnings per share (EPS)**
The computation of EPS is set out below:

	For the year ended March 31	
	2004 Basic & Diluted EPS	2003 Basic & Diluted EPS
Earnings		
Net profit for the year (Rs. thousands)	2,831,960	3,920,926
Shares		
Number of shares at the beginning of the year	76,515,948	76,515,948
3001 equity shares issued on 30 January 2004 on exercise of vested stock options	3,001	–
Total number of equity shares outstanding at the end of the year	76,518,949	76,515,948
Weighted average number of equity shares outstanding during the year – Basic	76,516,448	76,515,948
Add: Weighted average number of equity shares arising out of outstanding stock options (net of the stock options forfeited) that have dilutive effect on the EPS	13,823	9,642
Weighted average number of equity shares outstanding during the year – Diluted	76,530,271	76,525,590
Earnings per share of par value Rs. 5 – Basic (Rs.)	37.01	51.24
Earnings per share of par value Rs. 5 – Diluted (Rs.)	37.00	51.24

7. **Related party disclosures**

a. There are no related parties where control exists, other than in case of subsidiaries, step-down subsidiaries and a proportionately consolidated joint venture.

b. Related parties where control/significant influence exists or with whom transactions have taken place during the year:

Subsidiaries including step-down subsidiaries

- OOO JV Reddy Biomed Limited, Russia;
- Reddy Pharmaceuticals Hong Kong Limited, Hong Kong;
- Dr. Reddy's Laboratories Inc., USA;
- Reddy Cheminor S.A., France;
- Reddy Antilles N.V., Netherlands;
- Dr. Reddy's Farmaceutica Do Brasil Ltda., Brazil;
- Aurigene Discovery Technologies Limited, India;
- Aurigene Discovery Technology Inc., USA;
- Cheminor Investments Limited, India;
- DRL Investments Limited, India;
- Reddy Netherlands B.V., Netherlands;
- Reddy Pharmaceuticals Singapore Pte Limited, Singapore;
- Reddy US Therapeutics Inc., USA;
- Dr. Reddy's Laboratories (EU) Limited, UK;
- Dr. Reddy's Laboratories (UK) Limited, UK;
- Dr. Reddy's Laboratories (Proprietary) Limited, South Africa;
- OOO Dr. Reddy's Laboratories Limited, Russia;
- Reddy Pharmaceuticals Inc, USA;
- Dr. Reddy's Bio-sciences Limited;
- AMPNH Inc, USA;and
- Globe Enterprises (a partnership firm in India).

Associates

- Pathnet India Private Limited, India — Enterprise on which the Company has significant influence through 49% shareholding.
- Compact Electric limited, India — Enterprise on which the Company has significant influence through 49% share holdings (wholly owned subsidiary till 6th February, 2004)
- Aurantis Farmaceutica Ltda, Brasil — Enterprise on which the Company has significant influence through 50% shareholding.
- Dr. Reddy's Exports Limited, India — Enterprise on which the Company has significant influence through 22% shareholding.

Joint venture

- Kunshan Rotam Reddy Pharmaceutical Company Limited ("Reddy Kunshan"), China — Enterprise where the Company shares participating rights (51%) with the other joint venture partners

Enterprises where principal shareholders have significant influence ("Significant interest entities")

- Dr. Reddy's Research Foundation ("Research Foundation") — Enterprise where the principal shareholders have significant influence
- Dr. Reddy's Holdings Limited — Enterprise owned by principal shareholders

Others

- Diana Hotels Limited — Enterprise owned by relative of a director
- Ms K Samrajyam — Spouse of Chairman
- Ms G Anuradha — Spouse of Executive Vice Chairman and Chief Executive Officer
- Ms Deepthi Reddy — Spouse of Managing Director and Chief Operating Officer
- Madras Diabetes Research Foundation — Enterprise promoted by a director
- Dr. Reddy's Heritage Foundation — Enterprise in which Chairman is a director
- Manava Seva Dharma Samvardhani Trust — Enterprise in which a director is a Managing trustee

Key Management Personnel represented on the Board

- Dr K Anji Reddy — Chairman
- Mr G V Prasad — Executive Vice Chairman and Chief Executive Officer
- Mr K Satish Reddy — Managing Director and Chief Operating Officer

Non-Executive and Independent Directors on the Board

- Dr P Satyanarayana Rao
- Dr V Mohan
- Dr Omkar Goswami
- Mr Ravi Bhoothalingam
- Mr P N Devarajan
- Dr Krishna G Palepu
- Mr Anupam Puri

c. **Particulars of related party transactions**

The following is a summary of significant related party transactions:

Particulars	For the year ended March 31	
		(Rs. thousands)
	2004	2003
i. Sales to:		
Subsidiaries, associates and joint ventures	4,925,470	5,769,447
Significant interest entities	491	763
ii. Dividends from subsidiaries	–	6,664
iii. Interest income from a subsidiary	2,761	3,934
iv. Purchases from:		
Subsidiaries	21,994	137,617
Significant interest entities	45,829	37,348
Joint Venture entity	107,801	–
Others	292	206
v. Lease rentals and other service charges paid to significant interest entities	24,728	8,266
vi. Operating expenses paid to subsidiaries	14,222	–
vii. Loans to a subsidiary company written off	–	26,474
viii. Provision for doubtful advances given to an associate	–	15,310
ix. Contributions made to		
Research Foundation	–	190,172
Others	1,500	2,000
x. Contribution made to a step down subsidiary for research	280,096	–
xi. Hotel expenses paid to:		
Enterprise owned by relative of a director	4,793	7,119
xii. Rent paid to:		
Key Management Personnel	9,085	9,043
Spouses of Key Management Personnel	7,806	7,764
xiii. Directors' sitting fees	335	370
xiv. Donation to an enterprise in which a director is a Managing trustee	100	630
xv. Investment in subsidiaries and associates during the year		
Aurigene Discovery Technologies Limited	636,442	249,900
Dr. Reddy's Farmaceutica Do Brasil Ltda.	77,800	9,756
Compact Electric Limited	–	90,000
Dr. Reddy's Laboratories (EU) Limited	9,453	566,785
Dr. Reddy's Bio-sciences Limited	251,388	–
OOO Dr.Reddy's Laboratories Limited	5,139	
OOO JV Reddy Biomed Limited	–	3,208
Zenovus Biotech Limited	–	29,900
Dr. Reddy's Laboratories (Proprietary) Limited	3	–
Pathnet India Private Limited	–	28,300
xvi. Provision for decline in the value of long-term investments and investments written off, net of write back	345,615	51,406
xvii. Share application money paid to		
OOO Dr Reddy's Laboratories Limited	49,201	2,628
Reddy Kunshan	63,238	–
Aurigene Discovery Technologies Limited	–	250,000
Pathnet India Private Limited	–	15,310
xviii. Interest Free deposit from associate	53,000	–

Particulars	2004	2003
	For the year ended March 31	(Rs. thousands)
d. The Company has the following amounts due from/to related parties:		
i. Due from related parties (included in loans and advances and sundry debtors):		
Subsidiaries (included in sundry debtors)	2,223,873	2,845,371
Key Management Personnel and relatives (included in loans and advances)	3,680	3,680
ii. Deposit with Significant interest entity (included in loans and advances)	3,000	3,000
iii. Due to related parties (included in current liabilities):		
Subsidiaries	15,170	159,351
Joint Venture entity	12,410	–
Significant interest entities	12,854	5,030
Enterprise owned by relative of a director	64	35
iv. Interest free deposit from associate (included in current liabilities)	53,000	–

e. Details of remuneration paid to the whole-time and non-whole-time directors are given in Note 8 of Schedule 19.

f. Equity held in subsidiaries, associates and a joint venture have been disclosed under "Investments". Share application money paid to subsidiary and joint venture by the Company for which shares are yet to be allotted and loans to subsidiaries have been disclosed under "Loans and advances".

g. The Company also undertakes research and development through the Research Foundation, an entity incorporated under Section 25 of the Companies Act, 1956. The Research Foundation currently conducts research and development activities primarily for the Company. The Company funds the operations of the Research Foundation.

8. **Particulars of managerial remuneration**

The remuneration paid to managerial personnel during the year:

For the year ended March 31 (Rs. thousands)

	Chairman		Executive Vice-Chairman & CEO		Managing Director & COO		Non-Executive/ Independent Directors	
	2004	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**
Salaries and allowances	1,800	1,800	1,080	1,080	1,080	1,080	–	–
Commission	31,397	44,167	15,697	22,084	15,697	22,084	8,306	10,960
Other perquisites	144	244	195	254	195	254	–	–
	33,341	46,211	16,972	23,418	16,972	23,418	8,306	10,960

The executive directors are covered under the Company's gratuity policy along with the other employees of the Company. Proportionate amount of gratuity and leave encashment is not included in the aforementioned disclosure.

Computation of net profit and directors' commission under Section 309(5) of the Companies Act, 1956 and commission payable to directors.

For the year ended March 31 (Rs. thousands)

Particulars	2004	2003
Profit after taxation as per profit and loss account	2,831,960	3,920,926
Add: Provision for taxation	201,478	390,677
Provision for wealth tax	860	765
Directors' sitting fees	335	370
Managerial remuneration to directors	75,591	104,007
Loss on sale of fixed assets, net	29,332	22
Depreciation as per books of accounts	717,219	608,365
	3,856,775	5,025,132

Particulars	For the year ended March 31 (Rs. thousands) 2004	2003
Less:		
Depreciation as envisaged under section 350 of the Companies Act, 1956*	717,219	608,365
Profit for the purpose of calculating directors' commission as per the provisions of the Companies Act, 1956	3,139,556	4,416,767
Commission payable to whole-time directors @ 2% (previous year: 2%) as approved by shareholders	62,791	88,335
Commission payable to non-whole-time directors:		
Maximum allowed as per the Companies Act, 1956 (1%)	31,397	44,167
Maximum approved by the shareholders (0.5%)	15,697	22,084
Commission approved by the Board	8,306	10,960

* The Company depreciates fixed assets based on estimated useful lives that are lower than those implicit in Schedule XIV to the Companies Act, 1956. Accordingly, the rates of depreciation used by the Company are higher than the minimum rates prescribed by Schedule XIV.

9. Auditors' remuneration

Particulars	For the year ended March 31 (Rs. thousands) 2004	2003
a) Audit fees	6,050	5,150
b) *Other charges*		
Taxation matters	50	50
Other matters	1,865	425
c) Reimbursement of out of pocket expenses	359	463
	8,324	**6,088**

10. Interest in joint venture

The Company has a 51 percent interest in Reddy Kunshan, a joint venture in China. Reddy Kunshan is engaged in manufacturing and marketing of active pharmaceutical ingredients and intermediates and formulations in China. The aggregate amount of the assets, liabilities, income and expenses related to the Company's share in Reddy Kunshan as at and for the year ended 31 March 2004 are given below:

Particulars	As at March 31 (Rs. thousands) 2004	2003
Balance Sheet		
Secured loan	95,891	72,745
Unsecured loan	67,265	6,813
Fixed assets, net	94,444	92,558
Deferred tax assets, net	4,915	4,728
Current assets, loans and advances		
Inventories	15,473	12,751
Sundry debtors	40,344	24,431
Cash and bank balances	17,894	8,723
Loans and advances	4,513	2,989

Particulars	2004	2003
		As at March 31
		(Rs. thousands)
Current liabilities and provisions		
Current liabilities	26,090	41,374
Provisions	–	–
Net current assets	52,134	7,520
Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances)	2,409	4,620
Income statement		
Income		
Sales	144,759	67,356
Other income	7,160	–
Expenditure		
Material costs	73,740	31,260
Personnel costs	42,721	33,055
Operating and other expenses	60,339	43,131
Research and development expenses	5,307	7,997
Finance charges	4,045	2,478
Depreciation	3,246	2,468
Loss before taxation	(37,479)	(53,033)
Provision for taxation		
– Current tax	–	-
– Deferred tax benefit/(expense)	568	(22,612)
Loss after taxation	(36,911)	(75,645)

11. Employee stock option scheme

Dr. Reddy's Employees Stock Option Plan-2002 (the 2002 Plan): The Company instituted the 2002 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on September 24, 2001. The Scheme covers all directors and employees of DRL and directors and employees of all its subsidiaries. Under the Scheme, the Compensation Committee of the Board ('the Committee') shall administer the Scheme and grant stock options to eligible directors and employees of the Company and its subsidiaries. The Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for the options issued on the date of the grant.

The Scheme further provides that in no case shall the Per Share Exercise Price of an option be less than the fair market value on the date of grant. The fair market value of a share on each grant date is defined as the weighted average closing price for 30 days prior to the grant, in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Committee may grant options with a Per Share Exercise Price lesser than the fair market value, which will be effective subject to the approval of the shareholders in the Annual General Meeting. As the number of shares that an individual employee is entitled to receive and the price of the option are known at the grant date, the scheme is considered as a fixed grant.

In the case of termination of employment, all non-vested options would stand cancelled. Options that have vested but have not been exercised can be exercised within the time prescribed under each option agreement by the Committee or if no time limit is prescribed, within three months of the date of employment termination, failing which they would stand cancelled.

During the current year, the Company under this scheme has issued 423,300 options to eligible employees. The vesting period for the options granted varies from 12 to 48 months.

The date of grant, number of options granted, exercise price fixed by the Committee for respective options and the market price of the shares of the Company on the date of grant is given below:

Date of grant	Number of options granted	Exercise price (Rupees)	Market price (Rupees) (As per SEBI Guidelines)
13 May 2003	369,300	883	841
28 October 2003	24,000	1,149	1,173
19 January 2004	30,000	1,396	1,396
	423,300		

Exercise price is computed based on average of last two weeks high & low prices.

During the year ended March 31, 2004, certain eligible employees exercised 3,001 vested stock options. The shares were allotted to these employees on 30 January 2004. During the financial year, 53,132 unvested options expired as certain employees resigned from the services of the Company.

The movement in the stock options during the year ended 31 March 2004 is set out below:

	For the year ended March 31	
	2004	2003
Options outstanding at the beginning of the year	*543,871*	*124,500*
Granted	423,300	433,945
Forfeited/lapsed	(53,132)	(14,574)
Exercised	(3,001)	–
Options outstanding at the end of the year	911,038	543,871

12. Utilisation of Funds raised on ADS Issue

The net proceeds from the ADS offering after underwriting discounts and commissions were approximately United States Dollar (USD) 125.4 million. The Company had liquidated USD 74.1 million of its liabilities, thereby reducing its interest outflows substantially. During the previous year a sum of USD 9.02 million had been invested for acquisition of UK based BMS Laboratories Limited [now Dr. Reddy's Laboratories (EU) Limited] alongwith its wholly owned subsidiary Meridian Healthcare Limited [now Dr. Reddy's Laboratories (UK) Limited].

The utilisations during the current year is as follows:

Particulars	Amount in USD million
Loan to its wholly owned subsidiary and a step down subsidiary	4.97
Payment of contingent consideration in relation to acquisition of BMS Laboratories Limited	0.20
Total utilisation during the year	**5.17**

The balance amount of USD 37.11 million has been invested in bank deposits partly in India and partly outside India.

The information required as per clause 4C and 4D and notes thereon of part II of Schedule VI to the Companies Act, 1956

13. Capacity and production

a) *Licensed capacity, installed capacity and production*

Class of goods	Unit	As at March 31, 2004			As at March 31, 2003		
		Licensed capacity (i)	Installed capacity (i)	Actual production	Licensed capacity (i)	Installed capacity (i)	Actual Production
Formulations (ii)	Million units	2,806.95*	2,806.95*	2,117.72	2,137.30*	2,137.30*	2,164.24
Active pharmaceutical ingredients and intermediates (API)	Tonnes	6,941	4,068	3,153	6,941	3,859	3,261
Generics	Million Units	5,500	5,500	1,285.28	5,550	5,550	1,061.93
Diagnostic reagents and kits	Units	600,000	600,000	10,667	600,000	600,000	314,456
Biotechnology	Grams	370	340	14.79	370	340	14.78

* On single shift basis

Notes:

(i) Licensed and installed capacities are as certified by Management and have not been verified by the auditors as this is a technical matter.

(ii) Actual production of Formulations includes 302.47 million units (previous year: 383.70 million units) produced on loan licensing basis from outside parties.

14. Particulars of production, sale and stock

(Rs. thousands)

	Opening Stock		Production	Purchases		Sales **		Closing stock	
	Quantity	Value	Quantity	Traded goods (units)	Value	Quantity	Value	Quantity	Value
Formulations (million units)	**428.18**	**408,191**	**2,117.72**	**471.62**	**654,940**	**2,712.39**	**7,897,972**	**305.13**	**329,947**
	(317)	(368,406)	(2,164.24)	(629.53)	(751,522)	(2,682.59)	(7,168,482)	(428.18)	(408,191)
Active pharmaceutical ingredients and intermediates (tonnes)	**138**	**261,516**	**3,153**	**346**	**578,325**	**3,511***	**7,803,245**	**126**	**148,461**
	(103)	(209,915)	(3,261)	(319)	(372,389)	(3,545)*	(6,422,493)	(138)	(261,516)
Generics (million units)	**28.61**	**16,211**	**1,285.28**	**–**	**–**	**1,285.07**	**2,557,645**	**28.82**	**12,138**
	(10.4)	(5,298)	(1,061.93)	–	–	(1,043.72)	(3,240,137)	(28.61)	(16,211)
Diagnostic machinery, reagent kits, controls standards and analytical reagents (units)	**15,665**	**2,228**	**10,667**	**–**	**–**	**11,426**	**2,647**	**14,906**	**-*** **
	(22,399)	(12,172)	(314,456)	(33,970)	(20,909)	(355,160)	(122,535)	(15,665)	(2,228)
Biotechnology (grams)	–	–	14.79			14.79	45,390	–	–
	(0.88)	(1,363)	(14.78)	–	–	(15.66)	(39,119)	–	–
Total		**688,146**			**1,233,265**		**18,306,899**		**490,546**
							(16,992,766)		
Less: intersegmental sales							**904,900**		
							(1,009,621)		
Net sales as per profit and loss account							**17,401,999**		
Previous year		(597,154)			(1,144,820)		(15,983,145)		(688,146)

* Includes captive consumption of active pharmaceutical ingredients 339.89 tonnes (previous year: 336.06 tonnes)

** Sales are net of samples, rejections and damages but include intersegmental sales.

*** *The closing stocks at the year end has been fully provided for.*

Figures in brackets represent the numbers for the previous year.

15. Raw materials consumed during the year

For the year ended March 31

(Rs. thousands)

Raw materials		2004		2003	
	Unit	Quantity	Value	Quantity	Value
Recemiac-2-azabicyclo (3,3,0) Octane-3-	Kg	11,417	364,207	–	–
Acetophenone	Kg	813,847	232,418	287,000	78,768
Isobutyl Aceto Phenone (HVD)	Kg	1,340,503	189,635	1,828,021	254,444
2-Acetyl-6-Methoxy Naphthalene	Kg	426,000	148,423	340,805	121,435
(S,S,S) Azabicyclo (3,3,0) Octane 3-	Kg	1,000	133,229	–	–
Methanol	Kg	6,624,474	129,373	6,594,452	102,819
Cyclopropylamine	Kg	220,459	99,903	68,326	30,891
Piperazine Anhydrous	Kg	529,921	96,972	445,212	63,764
Others		2,640,644			2,471,324
		4,034,804			**3,123,445**

'Others' include no item which in value individually accounts for 10 percent or more of the total value of the raw materials consumed.

16. Details of imported and indigenous raw materials, spare parts, chemicals, packing materials and components consumed

For the year ended March 31

(Rs. thousands)

Particulars	2004		2003	
	Value	% of total consumption	Value	% of total consumption
Raw materials				
Imported	1,650,166	41%	1,285,874	41%
Indigenous	2,384,638	59%	1,837,571	59%
	4,034,804		**3,123,445**	
Stores, Chemicals, Spares and Packing materials				
Imported	92,411	14%	87,312	16%
Indigenous	549,141	86%	456,253	84%
	641,552		**543,565**	
	4,676,356		**3,667,010**	

17. CIF value of imports

For the year ended March 31

(Rs. thousands)

	2004	2003
Raw materials	1,851,309	1,418,072
Capital equipment (including spares and components)	335,368	216,362
	2,186,677	**1,634,434**

18. Earnings in foreign currency

	For the year ended March 31	
		(Rs. thousands)
	2004	2003
Exports on FOB basis	9,815,461	9,192,906
Interest on deposits with banks	22,632	49,078
Interest on loans to a subsidiary	2,761	3,934
Dividends received from subsidiaries	–	6,664
Others	13,464	–
	9,854,318	**9,252,582**

19. Expenditure in foreign currency

	For the year ended March 31	
		(Rs. thousands)
	2004	2003
Travelling	42,288	44,691
Interest on Loan Note	5,873	5,574
Consultancy fees	18,959	11,357
Bio-studies expenses	522,648	374,853
Other expenditure	1,041,252	591,329
	1,631,020	**1,027,804**

20. Dividend remittance in foreign currency

	For the year ended March 31	
		(Rs. thousands)
	2004	2003
Final Dividend		
Number of shares	750,000	1,440,000
Number of shareholders	1	1
Amount (Rs. thousands)	3,750	2,088*
Relating to the year	2002-03	2001-02

* Net of taxes

The Company does not make any direct remittances of dividends in foreign currencies to ADS holders. The Company remits the equivalent of the dividends payable to the ADS holders in Indian Rupees to the depositary bank, which is the registered shareholder on record for all owners of the Company's ADS. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

21. Segment information

In accordance with AS 17 – Segment Reporting, segment information has been given in the consolidated financial statements of DRL and therefore no separate disclosure on segment information is given in these financial statements.

22. Comparative figures

Pursuant to the amalgamation of erstwhile Zenovus Biotech Limited with the Company effective from 1 April 2003 as more fully described in Note 1 of Schedule 20, the figures of the current year are not directly comparable to those of the previous year. Previous year's figures have been regrouped / reclassified wherever necessary, to conform to current year's classification.

Statement pursuant to Section 212 of the Companies Act, 1956 Relating to Subsidiary Companies

In Rs. Thousands

Name of the Subsidiary	The Financial Year of the subsidiary company ended on	Number of shares in the subsidiary company held by Dr. Reddy's Laboratories Limited at the above date				The net Aggregate of profits (losses) of the subsidiary company for it's financial year so far as they concern the members of Dr. Reddy's Laboratories Limited		The net Aggregate of profits (losses) of the subsidiary company for it's previous financial year so far as they concern the members of Dr. Reddy's Laboratories Limited		Changes in the interest of Dr. Reddy's Laboratories Limited, between the end of the financial year and 31st March 2003	Material changes between the end of the financial year and 31st March 2003
		Equity Shares	Preference Shares	Equity Holding %	Preference Holding %	a) Dealt with in the account of Dr. Reddy's Laboratories Limited for the year ended 31.03.2004	b) Not dealt with in the account of Dr. Reddy's Laboratories Limited for the year ended 31.03.2004	a) Dealt with in the account of Dr. Reddy's Laboratories Limited for the year ended 31.03.2003	b) Not dealt with in the account of Dr. Reddy's Laboratories Limited for the year ended 31.03.2003		
DRL Investments Limited	31.03.2004	50,000	–	100	–	Nil	(23)	Nil	(23)		–
Reddy Pharmaceuticals Hongkong Limited	31.03.2004	11,625,000	–	100	–	Nil	(636)	Nil	(32,514)		–
OOO JV Reddy Biomed Limited	31.03.2004	500,000	–	100	–	Nil	25,136	Nil	25,000		–
Reddy Antilles N.V.	31.03.2004	500,000	–	100	–	Nil	(1,026)	Nil	(7,542)		–
Dr. Reddy's Farmaceutica Do Brasil Ltda.	31.03.2004	6,059,231	–	100	–	Nil	(61,405)	Nil	(8,008)	Capital increased	–
Dr. Reddy's Laboratories Inc.	31.03.2004	401,000	–	100	–	Nil	(137,793)	Nil	(121,787)		–
Reddy Pharmaceuticals Singapore Pte. Ltd.	31.03.2004	*	–	–	–	Nil	(3,253)	Nil	29,380		–
Reddy US Therapeutics Inc.	31.03.2004	*	–	–	–	Nil	(7,235)	Nil	(31,529)		–
Reddy Cheminor S.A.	31.03.2004	2,500	–	100	–	Nil	(12,130)	Nil	(12,299)		–
Cheminor Investments Limited	31.03.2004	134,513	–	100	–	Nil	(2)	Nil	(2)		–

Aurigene Discovery Technologies Ltd.	31.03.2004	88,644,161	–	100	–	Nil	(80,217)	Nil	(56,436)	Capital increased	–
Kunshan Rotam Reddy Pharmaceutical Co. Ltd.	31.03.2004	*****	–	51	–	Nil	(72,372)	Nil	(148,324)		–
Reddy Netherlands BV	31.03.2004	*	–	–	–	Nil	(1,337)	Nil	(1,627)		–
Aurigene Discovery Technologies Inc.	31.03.2004	**	–	–	–	Nil	(218,701)	Nil	(1,488)	Capital increased	–
Dr. Reddy's Laboratories (EU) Ltd.	31.03.2004	132,600	360000	100	100	Nil	(59,284)	Nil	(55,573)		–
Dr. Reddy's Laboratories (UK) Ltd.	31.03.2004	***	–	–	–	Nil	(127,103)	Nil	6,395		–
Dr. Reddy's Laboratories (Proprietary) Ltd.	31.03.2004	60	–	60	–	Nil	(8,410)	Nil	–		–
Reddy Pharmaceuticals Inc.	31.03.2004	****	–	–	–	Nil	(32)	Nil	–	New subsidiary	–
OOO Dr. Reddy's Laboratories Limited	31.03.2004	3,319,000	–	–	–	Nil	(2,220)	Nil	–	New subsidiary	–
Dr. Reddys Bio-Sciences Limited	31.03.2004	34,022,070	–	100	–	Nil	(40)	Nil	–	New subsidiary	–
AMPNH Inc.	31.03.2004	****	–	–	–	Nil	(5,864)	Nil	–	New subsidiary	–

* Wholly owned subsidiary of Reddy Antilles NV, which inturn is wholly owned subsidiary of Dr Reddy's Laboratories Limited.

** Wholly owned subsidiary of Aurigene Discovery Technologies Ltd,which inturn is wholly owned subsidiary of Dr Reddy's Laboratories Limited.

*** Wholly owned subsidiary of Dr. Reddy's Laboratories (EU) Ltd, which inturn is wholly owned subsidiary of Dr Reddy's Laboratories Limited.

**** Wholly owned subsidiary of Dr. Reddy's Laboratories Inc,which inturn is wholly owned subsidiary of Dr Reddy's Laboratories Limited.

***** No concept of number of shares

Dr. Reddy's Laboratories (Proprietary) Ltd. incorporated in previous year had started its operations during the year.

Notes:

1. The financial statements of subsidiaries of the Company are prepared according to Schedule VI of the Companies Act, 1956 and are audited.
2. Central Government vide its letter 47/151/2003-CL-III dated June 14, 2004 granted approval to the Company *for not attaching the financials of subsidiary companies.* However, audited accounts and information is available with the Company and Members may, if they desire, write to the Company Secretary at Dr. Reddy's Laboratories Ltd., 7-1-27, Ameerpet, Hyderabad 500 016 for getting a copy of subsidiary financials.

for **Dr. Reddy's Laboratories Limited**

Dr. K Anji Reddy
Chairman

G V Prasad
Executive Vice Chairman & CEO

K Satish Reddy
Managing Director & COO

V S Vasudevan
Chief Financial Officer

V Viswanath
Company Secretary

Notice

Notice is hereby given that the 20th Annual General Meeting of the Company will be held on Wednesday, the 28th day of July, 2004 at 11.30 AM at the Convention Center, Hotel Viceroy, Tank Bund Road, Hyderabad 500 080 to transact the following business:

ORDINARY BUSINESS:

1. To receive, consider and adopt the Profit & Loss Account for the year ended March 31, 2004; Balance Sheet as on that date along with the Reports of the Directors' and Auditors' thereon and the consolidated financials alongwith the Auditors' Report thereon.
2. To declare dividend for the financial year 2003-2004.
3. To take note of the retirement of Dr. P Satyanarayana Rao as Director, who retires by rotation. Dr. P Satyanarayana Rao has expressed his intension not to opt for re-appointment and accordingly it is expressly resolved not to fill the vacancy.
4. To appoint a Director in place of Mr. Anupam Puri, who retires by rotation, and being eligible, offers himself for re-appointment.
5. To appoint the Statutory Auditors and fix their remuneration. The retiring Auditors M/s Bharat S Raut & Co. are eligible for re-appointment.

SPECIAL BUSINESS:

6. To consider and if thought fit, to pass the following resolution as a special resolution:

   a) "RESOLVED THAT pursuant to Section 81 and other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force); the Articles of Association of the Company and Securities Exchange Board of India (Employees Stock Option Scheme and Employees Stock Purchase Scheme) Guidelines, 1999 (including any statutory modification or re-enactment thereof) and subject to such other approvals as may be required from such other appropriate authorities, and subject to such terms and conditions and stipulations, if any, while granting such approvals, permissions and sanctions, the Board of Directors of the Company (hereinafter referred to as Board which expression shall include a Committee of Directors duly authorized in this behalf) the consent of the Company be and is hereby accorded to the Board w.e.f. September 24, 2001 to issue, offer, in one or more tranches, all or any of the following, in one or more combination thereof, equity shares or equity linked securities or convertible debentures (whether fully convertible or not, whether fully secured or not), non-convertible debentures (whether secured or not), secured premium notes (SPN), floating rate bonds and/or any other securities, all or any of the aforesaid with or without detachable or non-detachable warrants, convertible equity shares (hereinafter referred to as "Securities" for sake of brevity), not exceeding 3% of the Paid up Share Capital of the Company to its employees and independent Directors whether in India or abroad, whether shareholder of the Company or not, at such prices and other terms and conditions as the Board may in its absolute discretion think fit under the Employees Stock Option Scheme."

   "RESOLVED FURTHER THAT the Board be and is hereby authorized to take necessary steps for listing of the securities/shares allotted under the Employees Stock Option Scheme on the stock exchanges where the Company's shares are listed as per the terms and conditions of Listing Agreement with the concerned stock exchanges and other applicable guidelines, rules and regulations."

   "RESOLVED FURTHER THAT the Board be and is hereby authorized to delegate all or any of the powers herein conferred to any committee of the Directors of the Company to give effect to the resolution."

   "RESOLVED FURTHER THAT for the purpose of giving effect to the above, the Board be and is hereby authorized to do all things necessary and take such actions as may be necessary or expedient to formulate or amend or alter or adopt any modification or redefine the proposal or Scheme or plan of Employees Stock Option Scheme based on the guidelines issued by the Securities and Exchange Board of India or any statutory authority from time to time."

   b) "RESOLVED THAT pursuant to Section 81 and other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force); the Articles of Association of the Company and Securities Exchange Board of India (Employees Stock Option Scheme and Employees Stock Purchase Scheme) Guidelines, 1999 (including any statutory modification or re-enactment thereof) and subject to such other approvals as may be required from such other appropriate authorities, and subject to such terms and conditions and stipulations, if any, while granting such approvals, permissions and sanctions, the Board of Directors of the Company (hereinafter referred to as Board which expression shall include a Committee of Directors duly authorized in this behalf) the consent of the Company be and is hereby accorded to the Board w.e.f. September 24, 2001 to issue, offer, in one or more tranches, all or any of the following, in one or more combination thereof: equity shares or equity linked securities or convertible debentures (whether fully convertible or not, whether fully secured or not), non-convertible debentures (whether secured or not), secured premium notes (SPN), floating rate bonds and/or any other securities, all or any of the aforesaid with or without detachable or non-detachable warrants, convertible equity shares (hereinafter referred to as "Securities" for sake of brevity) within a limit of not exceeding 3% of the Paid up Share Capital of the Company as referred in the resolution No. 6 a) above, to the employees and independent Directors of subsidiaries, whether in India or abroad, whether shareholder of the Company or not, at such prices and other terms and conditions as the Board may in its absolute discretion think fit under the Employees Stock Option Scheme."

"RESOLVED FURTHER THAT the Board be and is hereby authorized to take necessary steps for listing of the securities/shares allotted under the Employees Stock Option Scheme on the stock exchanges where the Company's shares are listed as per the terms and conditions of Listing Agreement with the concerned stock exchanges and other applicable guidelines, rules and regulations."

"RESOLVED FURTHER THAT the Board be and is hereby authorized to delegate all or any of the powers herein conferred to any committee of the Directors of the Company to give effect to the resolution."

"RESOLVED FURTHER THAT for the purpose of giving effect to the above, the Board be and is hereby authorized to do all things necessary and take such actions as may be necessary or expedient to formulate or amend or alter or adopt any modification or redefine the proposal or scheme or plan of Employees Stock Option Scheme based on the guidelines issued by the Securities and Exchange Board of India or any statutory authority from time to time."

7. To consider and if thought fit, to pass the following resolution as a special resolution:

   a) "RESOLVED THAT the exercise price and/or pricing formula for the stock options to be granted by the Company to the employees and independent Directors of the Company under Dr. Reddy's Employee Stock Option Scheme, 2002 ("Scheme") approved by the shareholders at the 17th Annual General Meeting of the Company held on September 24, 2001, be and is hereby amended w.e.f. January 19, 2004, to provide for future grants in two categories

   Category A: 1,721,700 stock options out of the total 2,295,478 be earmarked for grant of options (including 911,038 outstanding options) at the fair market value and

   Category B: 573,778 stock options out of the total 2,295,478 be earmarked for grant of options at par value of the shares i.e., Rs. 5 per option."

   b) "RESOLVED THAT the exercise price and/or pricing formula for the stock options to be granted by the Company to the employees and independent Directors of the subsidiaries of the Company under Dr. Reddy's Employee Stock Option Scheme, 2002 ("Scheme") approved by the shareholders at the 17th Annual General Meeting of the Company held on September 24, 2001, be and is hereby amended w.e.f. January 19, 2004, to provide for future grants in two categories

   Category A: 1,721,700 stock options out of the total 2,295,478 be earmarked for grant of options (including 911,038 outstanding options) at the fair market value and

   Category B: 573,778 stock options out of the total 2,295,478 be earmarked for grant of options at par value of the shares i.e., Rs. 5 per option."

8. To consider and if thought fit, to pass the following resolution as a special resolution:

   "RESOLVED THAT the Articles of Association of the Company be amended by inserting the following Article 12A after Article 12:

   12A. Subject to the applicable provisions of the Companies Act, 1956 or any other applicable provisions as may be stipulated by any regulatory authorities ("Relevant Laws"), the Company may buy its own securities and the Board shall have powers to buy the securities as stipulated under the relevant laws."

Notes:

1. An explanatory statement pursuant to section 173 (2) of the Companies Act, 1956 in respect of the special business is annexed hereto.
2. A member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of himself and the proxy need not be a member of the Company. The instrument of proxy in order to be effective, must be deposited at the registered office of the Company, duly completed and signed not less than 48 hours before the meeting.
3. The register of members and the share transfer books of the Company will remain closed from July 15th, 2004 to July 20th, 2004 (both days inclusive) in connection with the payment of dividend for the financial year 2003-2004.
4. Dividend if declared at the Annual General Meeting, will be payable to those members whose names appear on the Company's register of members as on July 20th, 2004.
5. The shareholders are requested to intimate immediately any change in their address or mandates to their depository participants with whom they are maintaining their demat accounts or to the Company's R&T Agent, Bigshare Service Pvt. Ltd., if the shares are held in certificate form.
6. For the convenience of members and for proper conduct of the meeting, entry to the place of meeting will be regulated by attendance slip, which is attached to the proxy form. Members are requested to affix their signature at the place provided on the attendance slip and hand over the first part of it at the entrance to the venue.
7. Shareholders desiring any information as regards to the accounts are requested to write to the Company at an early date so as to enable the management to keep the information ready.

By the order of the Board

Place: Hyderabad
Date: May 28, 2004

V Viswanath
Company Secretary

Annexure to Notice

Explanatory statement pursuant to Section 173 (2) of the Companies Act, 1956

Item No. 6 a) and 6 b)

The shareholders of the Company at the 17th Annual General Meeting of the Company held on September 24, 2001, approved the proposal of issue of shares to employees and independent Directors of the Company and its subsidiaries. The Board of Directors implemented the "Dr. Reddy's Employee Stock Option Scheme, 2002" (the "Scheme") on January 29, 2002 and the Company has issued options to the employees and independent Directors of the Company and its subsidiaries.

Pursuant to SEBI (Employees Stock Option Scheme and Employees Stock Purchase Scheme), Guidelines, 1999, as amended from time to time, a listing application for the shares to be issued under this Scheme was filed with the Stock Exchanges. It was intimated to the Company by the Stock Exchange, Mumbai, that the disclosures given in the explanatory statements of the resolution passed at the 17th Annual General Meeting for implementation of Scheme were inadequate. The Company was advised by the Stock Exchange, Mumbai to obtain a no objection certificate from the Securities and Exchange Board of India (SEBI) on the listing of the shares to be issued pursuant to the Scheme.

SEBI vide their letter No.CDF/DIL/UR/22028/2003 dated November 20, 2003 conveyed its no objection for the listing of the shares subject to the Company obtaining fresh approval from the shareholders in the ensuing General Meeting on the basis of full and complete disclosure. Accordingly, this resolution is proposed in this meeting for the approval of the shareholders.

The salient features of the scheme are:

Total number of options to be granted:

Total number of options granted under this Scheme to the employees and independent Directors of the Company and employees and independent Directors of its subsidiaries would not exceed 3% of the total issued shares of the Company i.e., 2,295,478 options.

Identification of classes of employees entitled to participate under the scheme of the Company:

The permanent employees and independent Directors of the Company and its subsidiaries are eligible to participate in this Scheme. The Compensation Committee consisting of independent Directors of the Company reviews the performance appraisal system of the Company and selects the employees and independent Directors for grant of options. The number of options is also decided on the basis of performance appraisal system of the Company. The new employees of the Company are also eligible for grant of options as per their terms of appointment.

Employees and Directors who are either promoters or belong to the promoter group as defined in SEBI Guidelines and any person holding 2% of the outstanding share capital of the Company's equity shares at any time after the commencement of this Plan are not eligible for grant of options under this Plan.

Requirements of vesting, period of vesting and maximum period within which the options shall be vested:

The minimum period of vesting is one year from the date of grant and may extend upto five years from the date of grant. The Compensation Committee decides on the vesting schedule in respect of employees. The vesting may also happen in one or more tranches as decided by the Compensation Committee.

Exercise price or pricing formula:

The Compensation Committee determines the exercise price for each option at the time of grant of options, provided that in no case shall Exercise Price per option be less than the fair market value on the date of grant.

Fair market value of a share on a given date means the weighted average closing price for 30 days prior to the grant in the stock exchange where there is highest trading volume during that period.

Exercise period and process of exercise:

The exercise period commences on the vesting date and extends upto the expiry period of the options as decided by the Compensation Committee. The expiry period may extend upto nine years from the date of vesting. The Compensation Committee decides on the expiry period for employees leaving the Company at the time of grant.

In order to exercise the options, employee shall give an exercise notice as per the draft provided in the Scheme to the designated officer with the full consideration of the option to be exercised. The Scheme provides for the specific time frames, under which the employees may exercise the options.

Appraisal process for determining the eligibility of employees to the Employees Stock Options Scheme:

The Company has a formal performance appraisal system established wherein the performance of the employees is assessed each year on the basis of various functional and managerial parameters. The appraisal process is revised at regular intervals as per emerging global standards.

The Compensation Committee consisting of independent Directors of the Company reviews the performance appraisal system of the Company and selects the employees and independent Directors for grant of options.

Maximum number of options to be issued per employee and in aggregate:

The Scheme provides that no employee shall be granted, in any fiscal year of the Company, options to purchase more than or equaling 0.5% of the outstanding issued share capital as on the date of grant. The Compensation Committee shall decide the number of options to be granted to each employee within this limit.

Accounting methods:

The Company shall conform to the accounting policies specified in Clause 13.1 of the SEBI (Employees Stock Option Scheme and Employees Stock Purchase Scheme) Guidelines, 1999.

The Company calculates the employee compensation cost using the intrinsic value of the stock options. The difference between the employee compensation cost so computed and the employee compensation cost that shall have been recognized if The Company had used the fair market value of the options, shall be disclosed in the Directors' Report and also the impact of this difference on profits and on EPS of the Company shall also be disclosed in the Directors' Report.

Your Directors recommend the resolution for your approval.

None of the Directors is deemed to be concerned or interested in the above resolution except as members.

Item No. 7 a) and 7 b)

The shareholders of the Company at the 17th Annual General Meeting of the Company held on September 24, 2001 approved the proposal of issue of Stock Options to eligible employees and independent Directors of the Company and its subsidiaries. The shareholoers approved earmarking of 2,295,478 shares for the purpose of Dr. Reddy's Employees Stock Option Scheme, 2002. As on March 31, 2004, the outstanding stock options, which were issued at the fair market value, were 911,038.

It is proposed to amend Dr. Reddy's Employee Stock Option Scheme, 2002 by taking shareholders approval pursuant to Clause 7 of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999.

The details of variation, the rationale thereof and beneficiaries of this variation are as under:

Variation in Scheme

It is proposed to amend Dr. Reddy's Employee Stock Option Scheme, 2002 ("the Scheme") to provide for stock options grants under two categories:

Category A: 1,721,700 stock options out of the total 2,295,478 be earmarked for grant of options (including 911,038 outstanding options) at the fair market value and

Category B: 573,778 stock options out of the total 2,295,478 be earmarked for grant of options at par value of the shares i.e., Rs. 5 per option.

The terms and conditions of the 911,038 outstanding options as on March 31, 2004, which were issued at the fair market value under this Scheme, will remain unchanged. The other terms and conditions of the Scheme will also remain unchanged.

The Company has granted 80,000 options to an employee of the Company on January 19, 2004 at par value of the shares i.e., Rs. 5 per share subject to the approval of the shareholders. It is proposed to amend the Scheme w.e.f. January 19, 2004 to give authority to the Board to grant options at par value of the shares.

Rationale

Internationally there is a trend to move away from Employee Stock Option Plans to Restricted Stock grants in order to attract and retain talent in the organizations for certain key positions and high performers in various levels. As a transitory step, it is proposed to amend the Employee Stock Option Scheme to provide for grant of 573,869 (25% of the 2,295,478 earmarked options) at par value of the shares i.e., at Rs. 5 per share out of the total earmarked options.

The proposal will also provide flexibility to the Compensation Committee of the Board of the Company to take decisions on grant of stock options at par value of the shares i.e., Rs. 5 to attract and retain the talent and recognize exceptional performance of the employees.

Beneficiaries

The employees and independent Directors of the Company and its subsidiaries are eligible for grant of options in future at par value of the shares i.e., Rs. 5 per option as per the amended Scheme will derive benefit from this amendment.

Your Directors recommend the resolution for your approval.

None of the Directors is deemed to be concerned or interested in the above resolution except as members.

Item No. 8

The Companies Act, 1956 provides for buy back of own securities by the companies. It is proposed to amend the Articles of Association of the Company by passing a resolution at the ensuing Annual General Meeting in order to align it with the provisions of the Companies Act, 1956 and provide the Company an avenue for buy back its own securities.

All requirements of laws for buyback shall be complied with by the Company at the time of the decision to buy back of securities is made.

Your Directors recommend the resolution for your approval.

None of the Directors is deemed to be concerned or interested in the above resolution except as members.

By the order of the Board

Place: Hyderabad
Date: May 28, 2004

V Viswanath
Company Secretary

Glossary

ADS	American Depository Shares
ANDA	Abbreviated New Drug Application
API	Active Pharmaceutical Ingredients
ARL	American Remedies Limited
BSE	Mumbai Stock Exchange
CCD	Critical Care Division
CCS	Custom Chemical Services
CDL	Cheminor Drugs Limited
CDSL	Central Depository Services (India) Limited
CEO	Chief Executive Officer
CFO	Chief Financial Officer
cGMP	Current Good Manufacturing Practices
CIA	Chief Internal Auditor
COO	Chief Operating Officer
DMF	Drug Master File
DP	Depository Participant
DPCO	Drugs (Prices Control) Order, 1995
DRF	Dr. Reddy's Research Foundation
DRL	Dr. Reddy's Laboratories Limited
EPS	Earning Per Share
ESOS	Employees Stock Option Scheme
GDR	Global Depository Receipts
HR	Human Resources
ICAI	Institute of Chartered Accountants of India
Indian GAAP	Indian Generally Accepted Accounting Principles
IPM	Intellectual Property Management
IPR	Intellectual Property Rights
IREDA	Indian Renewable Energy Development Agency
M&A	Mergers and Acquisition
NCE	New Chemical Entity
NDDS	New Drug Delivery System
NSDL	National Securities Depository Limited
NYSE	New York Stock Exchange
OTC	Over the Counter
R&D	Research and Development
ROW	Rest of the World
RUSTI	Reddy US Therapeutic Inc.
SBU	Strategic Business Unit
SEBI	Securities Exchange Board of India
SEC	Securities and Exchange Commission
SEFL	Standard Equity Fund Limited
TDC	Technology Development Centre
US GAAP	United States Generally Accepted Accounting Principles
USFDA	United States Food and Drug Administration
VAT	Value Added Tax
WTO	World Trade Organisation

This page has been intentionally left blank



Dr. REDDY'S LABORATORIES LTD.

Regd. Office: 7-1-27, Ameerpet, Hyderabad 500 016

Attendance Slip

Regd. Folio No./Client ID :

Name & Address of First/Sole Shareholder :

No. of Shares held :

I hereby record my presence at the 20th Annual General Meeting of the Company on Wednesday, the July 28, 2004 at 11.30 AM at Convention Center, Hotel Viceroy, Lower Tank Bund Road, Hyderabad 500 080.

Signature of Member/Proxy

Note: Member/Proxy wish to attend the meeting must bring this Attendance Slip and handover the slip at the entrance of the meeting duly signed.

— — — — — — — — — Please tear here — — — — — — — — —



Dr. REDDY'S LABORATORIES LTD.

Regd. Office: 7-1-27, Ameerpet, Hyderabad 500 016

Proxy Form

Regd. Folio No./Client ID :

No. of Shares held :

I/We ____

of ______________________________________ being a member/members of

the above named Company, hereby appoint ______________________________

of ____ or

failing him/her ______________________ of ______________________

as my/our Proxy to attend and vote for me/us on my/our behalf at the 20th Annual General Meeting of the Company on Wednesday, the July 28, 2004 at 11.30 AM at Convention Center, Hotel Viceroy, Lower Tank Bund Road, Hyderabad 500 080 and at any adjournment thereof.

Signed this ____________ day of ______________ 2004



30 paise revenue stamp

Note: a) Proxy need not be a member.

b) The Proxy form duly signed by the Member(s) across a 30 paise Revenue Stamp should reach the Company's Registered Office: Dr. Reddy's Laboratories Ltd., 7-1-27, Ameerpet, Hyderabad 500 016, at least 48 hours before the time fixed for the meeting.

Five years at a glance (US GAAP)

Year ending March 31

(All figures in Rs. Million except EPS)

	2004	2003	2002	2001	2000
Income Statement Data:					
Product sales	20,081	18,070	16,409	10,975	7,887
License fees	–	–	125	–	89
Other	–	–	89	–	–
Total revenues	**20,081**	**18,070**	**16,623**	**10,975**	**7,976**
Cost of revenues	9,346	7,848	6,869	5,736	4,752
Gross profit	**10,735**	**10,222**	**9,754**	**5,239**	**3,225**
as a % of revenues	53	57	59	48	41
Operating Expenses:					
Selling, general and administrative expenses	6,563	5,103	3,674	2,819	1,708
Research and development expenses	1,992	1,412	742	509	351
Amortization expenses	382	419	488	482	305
Foreign exchange (gain)/loss	(282)	70	(209)	(62)	(2)
Total operating expenses	8,655	7,004	4,695	3,748	2,362
Operating income	**2,080**	**3,218**	**5,059**	**1,491**	**862**
as a % of revenues	10	18	31	14	11
Equity in loss of affiliate	(44)	(92)	(131)	(32)	(20)
Other (expense)/income, net	504	683	154	(387)	(302)
Income before income tax and minority interest	2,540	3,809	5,083	1,073	541
Income tax benefit/(expense)	(69)	(398)	(154)	(321)	(257)
Minority interest	3	(7)	(15)	(9)	(1)
Net income/(loss)	**2,474**	**3,404**	**4,914**	**742**	**283**
as a % of revenues	12	19	30	7	4
Net income/(loss) per equity share					
Basic	32.34	44.49	64.63	11.74	4.48
Diluted	32.32	44.49	64.53	11.74	4.48
Dividend declared per share	5.0	5.0	7.4	1.9	1.9
Balance Sheet Data:					
Cash and cash equivalents	4,376	7,273	5,109	479	558
Investment securities	4,100	9	11	21	21
Working capital	11,103	12,024	9,519	795	100
Total assets	26,619	23,092	18,967	11,883	11,165
Total long-term debt, excluding current portion	31	41	47	1,003	1,157
Total stockholders' equity	**21,039**	**18,832**	**15,457**	**5,241**	**4,627**
Additional data:					
Net cash provided by/(used in):					
Operating activities	3,999	4,367	4,653	617	633
Investing activities	(6,506)	(1,955)	(1,533)	(689)	(1,379)
Financing activities	(376)	(153)	1,422	(88)	794
Effect of exchange rate changes on cash	(14)	(95)	89	82	91
Expenditure on property, plant and equipment	(2,416)	(1,516)	(1,090)	489	299

Note: Figures in previous year (2002-03) are regrouped wherever necessary.



Dr. Reddy's Laboratories Limited
7-1-27, Ameerpet, Hyderabad 500 016, India

Designed by mindsel:eyw • PRINT@PRAGATI.COM